Part 1 of 2 (Part 2 [illegible]

HBOS plc

1 June 2005

5 Morrison Street
Edinburgh
EH3 8BH

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/5222

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International [redacted]
450 Fifth Street N.W. [redacted]
WASHINGTON D.C. 2
United States of Ameri

05009149

Exemption

SUPPL

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st May to 31st May 2005**.

Announcements made to the London Stock Exchange:-

03.05.05	Additional Listing
03.05.05	Rule 8 disclosure - Hit Entertainment
03.05.05	Rule 8 disclosure - Crest Nicholson plc
03.05.05	Rule 8 disclosure - Singer & Friedlander
03.05.05	Rule 8 disclosure - Allied Domecq plc
03.05.05	Rule 8 disclosure - Shell T & T plc
03.05.05	Director Shareholding - HBOS Employee Trust Limited
03.05.05	Listing Particulars
04.05.05	Rule 8 disclosure - Allied Domecq plc
04.05.05	Rule 8 disclosure - Singer & Friedlander
04.05.05	Rule 8 disclosure - Shell T & T plc
04.05.05	Rule 8 disclosure - Shell T & T plc
04.05.05	Directorate Change - John Maclean retired 27.04.05
05.05.05	Transaction in Own Shares
05.05.05	Shareholder Circular
05.05.05	Posting of Shareholder Circular
05.05.05	Rule 8 disclosure - Allied Domecq plc
05.05.05	Rule 8 disclosure - Shell T & T plc
05.05.05	Director Shareholding - HBOS Employee Trust Limited
05.05.05	Director Shareholding - Halifax Sharesave & HBOS Sharesave
06.05.05	Transaction in Own Shares
06.05.05	Halifax House Price Index
06.05.05	Rule 8 disclosure - Shell T & T plc
09.05.05	Rule 8 disclosure - Shell T & T plc
09.05.05	Rule 8 disclosure - Allied Domecq plc
10.05.05	Transaction in Own Shares
10.05.05	Rule 8 disclosure - Shell T & T plc
11.05.05	Transaction in Own Shares
11.05.05	Rule 8 disclosure - Shell T & T plc
11.05.05	Director Shareholding - Halifax Sharesave Scheme/HBOS Sharesave Scheme

dlw 6/21

12.05.05	Transaction in Own Shares
12.05.05	Rule 8 disclosure - Shell T & T plc
12.05.05	Rule 8 disclosure - Allied Domecq plc
12.05.05	Rule 8 disclosure - Allied Domecq plc
12.05.05	Rule 8 disclosure - Singer & Friedlander
12.05.05	Rule 8 disclosure - Ulster Television
12.05.05	Director Shareholding - Bank of Scotland SAYE
13.05.05	Rule 8 disclosure - Shell T & T plc
13.05.05	Rule 8 disclosure - Allied Domecq plc
16.05.05	Rule 8 disclosure - Allied Domecq plc
16.05.05	Rule 8 disclosure - Shell T & T plc
17.05.05	Rule 8 disclosure - Shell T & T plc
17.05.05	Rule 8 disclosure - Shell T & T plc
18.05.05	Rule 8 disclosure - Ulster Television
18.05.05	Rule 8 disclosure - Allied Domecq plc
18.05.05	Rule 8 disclosure - Shell Transport
19.05.05	Director Shareholding - HBOS Sharesave Plan
19.05.05	Rule 8 disclosure - Allied Domecq plc
19.05.05	Rule 8 disclosure - Shell T & T plc
20.05.05	Rule 8 disclosure - Allied Domecq plc
20.05.05	Rule 8 disclosure - Shell T & T plc
20.05.05	Director Shareholding - Bank of Scotland SAYE
23.05.05	Rule 8 disclosure - Shell T & T plc
23.05.05	Rule 8 disclosure - Allied Domecq plc
24.05.05	Rule 8 disclosure - Allied Domecq plc
24.05.05	Rule 8 disclosure - Shell T & T plc
25.05.05	Transaction in Own Shares
25.05.05	Director Shareholding - HBOS Employee Trust Limited
25.05.05	Rule 8 disclosure - Allied Domecq plc
25.05.05	Rule 8 disclosure - Shell T & T plc
26.05.05	Transaction in Own Shares
26.05.05	Rule 8 disclosure - Allied Domecq plc
26.05.05	Rule 8 disclosure - Shell T & T plc
26.05.05	Director Shareholding - BoS SAYE
27.05.05	Transaction in Own Shares
27.05.05	Rule 8 disclosure - Allied Domecq plc
27.05.05	Rule 8 disclosure - Shell T & T plc
31.05.05	Rule 8 disclosure - Allied Domecq plc
31.05.05	Rule 8 disclosure - Shell T & T

Documents lodged at Companies House:

<u>Forms 88(2)</u>

1 Form 88(2)'s – Return of Allotment of	12,773 Shares registered on 03.05.05
1 Form 88(2)'s – Return of Allotment of	22,547 Shares registered on 04.05.05
1 Form 88(2)'s – Return of Allotment of	13,244 Shares registered on 05.05.05
1 Form 88(2)'s – Return of Allotment of	15,516 Shares registered on 06.05.05
1 Form 88(2)'s – Return of Allotment of	19,496 Shares registered on 09.05.05
1 Form 88(2)'s – Return of Allotment of	66,660 Shares registered on 11.05.05
1 Form 88(2)'s – Return of Allotment of	43,436 Shares registered on 10.05.05
1 Form 88(2)'s – Return of Allotment of	40,196 Shares registered on 12.05.05
1 Form 88(2)'s – Return of Allotment of	32,812 Shares registered on 13.05.05
1 Form 88(2)'s – Return of Allotment of	18,528 Shares registered on 16.05.05
1 Form 88(2)'s – Return of Allotment of	33,927 Shares registered on 17.05.05
1 Form 88(2)'s – Return of Allotment of	44,792 Shares registered on 18.05.05
1 Form 88(2)'s – Return of Allotment of	53,005 Shares registered on 19.05.05
1 Form 88(2)'s – Return of Allotment of	56,106 Shares registered on 20.05.05
1 Form 88(2)'s – Return of Allotment of	96,530 Shares registered on 23.05.05
1 Form 88(2)'s – Return of Allotment of	310,602 Shares registered on 24.05.05
1 Form 88(2)'s – Return of Allotment of	275,099 Shares registered on 25.05.05

1 Form 88(2)'s – Return of Allotment of 342,889 Shares registered on 26.05.05
1 Form 88(2)'s – Return of Allotment of 276,003 Shares registered on 27.05.05
1 Form 88(2)'s – Return of Allotment of 216,421 Shares registered on 31.05.05

Forms 169
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 03.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 04.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 09.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 10.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 12.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 13.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 16.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 27.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 31.05.05

Miscellaneous
04.05.05 - Memorandum and Articles of Association
05.05.05 - Director resignation form 288b
05.05.05 - Form 123 Notice of Increase in Authorised Capital
10.05.05 - Group of Companies accounts made up to 31.12.05
13.05.05 - Annual Return made up to 03.05.05.
13.05.05 - Listing Particulars (x2)

Please also find enclosed the following filings from March/April that were omitted from previous filings in error - our apologies for this omission.

Forms 169 for March/April
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 01.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 04.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 05.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 06.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 08.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 12.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 15.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 20.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 21.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 22.04.05
Form 169(A2) - Return by a PLC - Cancellation of Treasury shares dated 24.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 25.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 26.04.05
Form 169(A2) - Return by a PLC - Cancellation of Treasury shares dated 26.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 17.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 21.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 22.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 23.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 24.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 29.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 31.03.05

Miscellaneous (April)
27.04.05 - Certified copy of AGM Resolutions
07.04.05 - Director resignation Form 288b

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Manager

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:23 03-May-05
Number	8006L

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that on 28 April 2005, 476 ordinary shares of 25p each were released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 180,138 still held by the Trustee, and had no role in making any decision regarding this transaction.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	16:07 03-May-05
Number	8132L

-

-

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 3rd May 2005

Application has been made to the UK Listing Authority for the following securities to be admitted tc

DETAILS OF ISSUE: Up to US$85,000,000,000 Programme for the Issuance of Debt Ins

ISSUERS:
HBOS PLC,
The Governor and company of the Bank of Scotland
HBOS Treasury Services plc
BOS International (Australia) Limited

INCORPORATED IN:
Scotland
Scotland
England and Wales
And the commonwealth of Australia

GUARANTOR:
HBOS PLC
The Governor and Company of the Bank of Scotland

INCORPORATED IN: Both Scotland

Particulars relating to the issue may be obtained during usual business hours throughout the life of tl

Citibank N.A 5 Carmelite Street London EC4Y 0PA	HBOS plc 20 Castle Terrace Edinburgh EH1 2ET	The Governor and company of the Bank of Scotland 20 Castle Terrace Edinburgh EH1 2ET

Copies of the Listing Particulars may also be inspected during normal business hours at the Docume
Financial Services Authority, 25 The North Colonnade, London E14 5HS.for the two business days
formal notice.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	12:21 04-May-05
Number	8616L

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	03/05/2005

DEALINGS †

Amount bought

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Directorate Change
Released	16:15 04-May-05
Number	8836L

As announced in the Company's 2004 Annual Report and Accounts, HBOS plc confirms that at the conclusion of the Company's Annual General Meeting on 27 April 2005, John Maclean retired as a non-executive director of the Company. HBOS would like to thank John for the considerable contribution he has made to both the HBOS Group and previously to Bank of Scotland.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 05-May-05
Number	8988L

HBOS plc announces that on 4 May 2005 it purchased 753,000 of its ordinary shares at a price of 782.6434 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,664,000 of its ordinary shares in Treasury and has a total of 3,905,415,616 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Shareholder Circular
Released	07:00 05-May-05
Number	9033L

5 May 2005

HBOS plc

Halifax plc

Proposed exchange of 6⅛ per cent. non-cumulative preference shares in Halifax plc for 6.475 per cent. non-cumulative preference shares in HBOS plc

Circular to shareholders containing a Notice of Court Meeting and a Notice of Extraordinary General Meeting, Forms of Proxy and Voting Forms

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 North Colonnade
Canary Wharf
London E14 5HS
Tel No. +44 (0)207 7676 1000

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:52 05-May-05
Number	9238L

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

On 4 May 2005, the Company has received notification that on 3 May 2005, 1,000 ordinary shares of 25p each were released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 179,138 still held by the Trustee, and had no role in making any decision regarding this transaction.

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	12:08 05-May-05
Number	9259L

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme

HBOS Sharesave Plan

(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	**No. of Shares**	**Date**
Halifax Sharesave Scheme	808	04/05/2005
HBOS Sharesave Plan	24,290	04/05/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,094,715 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	*Transaction in Own Shares*
Released	07:00 06-May-05
Number	9611L

HBOS plc announces that on 5 May 2005 it purchased 587,000 of its ordinary shares at a price of 797.8101 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,251,000 of its ordinary shares in Treasury and has a total of 3,904,841,860 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 25-May-05
Number	7049M

RNS Number:7049M
HBOS PLC
25 May 2005

HBOS plc

HBOS plc announces that on 24 May 2005 it purchased 250,000 of its ordinary shares at a price of 827 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,896,000 of its ordinary shares in Treasury and has a total of 3,903,028,466 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:54 25-May-05
Number	7315M

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that on 24 May 2005, 303 ordinary shares of 25p each were released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 178,835 still held by the Trustee, and had no role in making any decision regarding this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:32 25-May-05
Number	7368M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	24/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,810	£6.943
Amount sold	**Price per unit (currency must be stated)**
144,092	£6.940

Resultant total amount and percentage of the same relevant security owned or controlled	**23,453,209 (2.119%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**25/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:34 25-May-05
Number	7374M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	24/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
353,000	£4.815
11,914	£4.803
2,712,448	£4.797

Amount sold	**Price per unit (currency must be stated)**
11,415	£4.803
1,055	£4.811

Resultant total amount and percentage of the same relevant security owned or controlled	**162,062,778 (1.689%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**25/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:37 25-May-05
Number	7525M

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS Sharesave Plan

(the "Plan")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	No. of Shares	Date
HBOS Sharesave Plan	5,165	25/05/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,045,345 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 26-May-05
Number	7694M

RNS Number:7694M
HBOS PLC
26 May 2005

HBOS plc

HBOS plc announces that on 25 May 2005 it purchased 250,000 of its ordinary shares at a price of 825 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,146,000 of its ordinary shares in Treasury and has a total of 3,903,053,565 ordinary shares (excluding shares held in Treasury) in issue.

END

coform

JUN 2 0 2005

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)

	From	To
Day	19	
Month	05	
Year	2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,412	44,571	2,606
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,416		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 50,971
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 2,034
Address: P O Box 82, The Pavilions, Bridgewater Road, BRISTOL		
UK postcode: BS99 7NH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed Lyanne D Black **Date** 19th May 2005

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department	
5 Morrison Street, Edinburgh, EH3 8BH	
Tel 0131 243 5486	
DX number	DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,416	47,792	1,832
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680P	751.2p	654P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,066		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	55,830
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Ordinary	276
Address: P O Box 82, The Pavilions, Bridgwater Road, BRISTOL		
UK postcode: BS99 7DZ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 22/5/5

~~A director~~ / Deputy Secretary ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From (Day / Month / Year)	To (Day / Month / Year)
Date	23 / 05 / 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,076	996	83,773
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	668p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	864	828	5,993
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	712.5p	655p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 95,660
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 870
Address: P O Box 82, The Pavilions, Bridgwater Road, BRISTOL		
UK postcode: BS99 7NH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/5/5

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,500	289,519	5,455
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,128		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 308,401
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 2,201
Address: P O Box 82 The Pavilions Bridgwater Road BRISTOL		
UK postcode: BS99 7NH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________ **Date** 22/5/5

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

JUN 2 0 2005

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	16,071	236,251	10,124
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12,085	568	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	472.53p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 274,531
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Mr Alexander Harold Bryan	Class of shares allotted: Ordinary	Number allotted: 568
Address: 30a Main Street Crossgates Fife		
UK postcode: KY4 8AJ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted: Ordinary	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25/5/5

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Deputy

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,006	10,816	312,876
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	570p	680p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,916	7,275	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	335,426
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Ordinary	5,979
Address: P O Box 82, The Pavilions, Bridgwater Road, BRISTOL		
UK postcode: BS99 7NH		
Name: Miss Denise McBride	Ordinary	867
Address: 17 Cluain Donn, Ballycasey, Shannon, Co Clare		
UK postcode:		
Name: Mr Robert Neil Johnston	Ordinary	617
Address: 2 Merridale Crescent, Merridale		
UK postcode: WV3 9QY		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 1/6/5

Deputy ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

coform

SEC Mail Processing
RECEIVED
JUN 20 2005
WASH. D.C.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27 05 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,298	250,646	511
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	779.9p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,119	7,429	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	275,249
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Ordinary	389
Address: P O Box 82, The Pavilions, Bridgwater Road, BRISTOL		
UK postcode: BS99 7NH		
Name: Mrs Maureen Bell	Ordinary	365
Address: 1 Melginch Steadings, Balbeggie, Perthshire		
UK postcode: PH2 6HJ		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 1/6/5

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (Deputy)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

coform

SEC MAIL RECEIVED PROCESSING JUN 2 0 2005 WASH. D.C. SECTION

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,007	197,856	2,695
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31 05 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,346	4,517	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	779.9p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	216,186
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Ordinary	9
Address: P O Box 82, The Pavilions, Bridgwater Road, BRISTOL		
UK postcode: BS99 7NH		
Name: Mrs Anne Stevenson	Ordinary	226
Address: 32 Ballater Drive, Bearsden, Glasgow		
UK postcode: G61 1BX		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 1/6/5

~~A director~~ / secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

314,325
12/5/05

169(1B)

Companies House
— for the record —

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number: SC218813

Company Name in full: HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	03/05/2005		
For each share: Nominal value	25p		
Maximum price paid	772.997p		
Minimum price paid			

Note: this return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 3,864,985.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 19,325.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 3/5/5

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

12/5/05

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	04/05/2005		
For each share: Nominal value	25p		
Maximum price paid	774.519p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 3,872,595.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 19,365.00

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 3/5/5

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be qualifying shares as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	753,000		
Date(s) shares delivered to the company	09/05/2005		
For each share: Nominal value	25p		
Maximum price paid	782.6434p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,893,304.80

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 29,470.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lynanne W Black **Date** 5/5/05

(**a ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House — for the record

£23,420
12/5/05

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	587,000		
Date(s) shares delivered to the company	10/05/2005		

For each share:

Nominal value	25p		
Maximum price paid	797.8101p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,683,145.29

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 23,420.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 9/5/05.

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House

for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which the shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,145,000		
Date(s) shares delivered to the company	12/05/2005		
For each share:			
Nominal value	25p		
Maximum price paid	796.0063p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 9,114,272.14

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 45,575.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lyonne W Black **Date** 12\5\05

(**a ~~director~~ / senior deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	750,000		
Date(s) shares delivered to the company	13/05/2005		
For each share: Nominal value	25p		
Maximum price paid	791.746667p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,938,100.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 29,695.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

TR (POS) 17/5/05

**Delete as appropriate

Signed [signature] Date 12/05/05

(**a ~~director~~ / Senior Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	16/05/2005		
For each share: Nominal value	25p		
Maximum price paid	789.65p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 3,948,250.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 19,745.00

19745

(Pos) G 17/5/05

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 12/5/05

(**a ~~director~~ / senior secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	27/05/2005		
For each share: Nominal value	25p		
Maximum price paid	827.0p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,067,500.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 10,340.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lyanne N Nock **Date** 26/5/05

(**a ~~director~~ / asst secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

FIVE THOUSAND POUNDS
TWO HUNDRED POUNDS
FIVE THOUSAND POUNDS
ONE HUNDRED POUNDS
FIFTEEN POUNDS

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	31/05/2005		
For each share: Nominal value	25p		
Maximum price paid	825.0p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,062,500.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 10,315.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 26/5/05

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,578	9,979	609
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	567		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	11,664
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Ltd		669
Address: P O Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name: Mrs Anju Chopra		400
Address: 226 Newtown Road, Bedworth, Warwickshire		
UK postcode: CV12 8QN		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 3/5/15

~~A director~~ / Deputy Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

RECEIVED JUN 2 0 2005 SEC MAIL PROCESSING WASH. D.C. 205 SECTION

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,928	7,522	2,193
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	655.0P	751.2P	654P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,028	876	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5P	680P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	21,966
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Mr Quin Lin		
Address: 11 Foxes Close, Stroud, Gloucestershire		279
UK postcode: G26 8JZ		
Name: Miss Katherine Pickwick		302
Address: 2 Woodview Terrace, Nailsea, North Somerset		
UK postcode: BS48 1AT		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________________ Date 4/5/15

~~A director~~ / Deputy Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05 / 05 / 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,602	10,957	685
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 12,913
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Miss Elaine Catherine Skinner	Class of shares allotted:	Number allotted: 331
Address: 40 Little Common Road Bexhill On Sea East Sussex		
UK postcode: TN39 4JD		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date**

~~A director~~ / Deputy secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06 05 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,235	4,084	4,197
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	654p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road Halifax West Yorkshire UK postcode: HX1 2RG	Ordinary	15,311
Name: Mrs Anne Stevenson Address: 32 Ballater Drive Bearsden Glasgow UK postcode: G61 1BX		205
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed Lyanne O'Black Date 6th May 2005

~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

SEC MAIL PROCESSING RECEIVED JUN 20 2005 WASH. DC 209 SECTION

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09 05 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	228	15,806	1,797
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,665		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	16,728
Name: Computershare Company Nominees Limited Address: P O Box 82, The Pavilions, Bridgewater Road, Bristol UK postcode: BS99 7NH	Ordinary	1,483
Name: Mrs Bernadette Mary Severeide Address: 28 Wallace Street, Dumbarton UK postcode: G82 1HJ		1,285
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lyanne W Black Date 9th May 2005

~~A~~ director / secretary (Deputy) ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

coform

SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2005
WASH. D.C. 205 SECTION

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,994	31,041	5,852
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,549		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	42,979
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Ms Jennifer Elizabeth Leacy	Ordinary	457
Address: 13 Tidworth House, London		
UK postcode: SE22 8AW		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lynne W Black (Deputy) Date 10th May 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

RECEIVED JUN 20 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 209

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,025	36,340	733
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,098		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 39,617
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 579
Address: P O Box 82, The Pavilions, Bridgewater Road, Bristol		
UK postcode: BS99 7NH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lorraine N Black (senior deputy) Date 12th May 2005.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,238	2,719	53,672
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	562p	680p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,555	1,476	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	59,422
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See Attached Spreadsheet	Ordinary	7,238
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Deputy Date 17/5/5

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Title	Forename	Surname	Address 1	Address 2	Address 3	Address 4	Address 5	Shares Exercised
Mr	Ronan	Brennan	Berehaven	Hainault Road	Foxrock	CO DUBLIN	Ireland	635
Ms	Elaine	Hennessy	28 Whitethorn Rise	Beaumont	Dublin 5	Ireland		794
Ms	Michelle	Hurley	56 Ballinteer Park	Dublin 16	Ireland			158
Mr	Ciaran	McGloin	7 Brookdale Road	Rivervalley	Swords	CO DUBLIN	Ireland	794
Ms	Mairead	Murphy	46 Kincora Court	Clontarf	Dublin 3	Ireland		635
Ms	Aislinn	Reynolds	5 Limelawn Rise	Clonsilla	Dublin 15	Ireland		582
Mr	Gordon	Wallace	8 Rue de L'Quest	L2273	Luxemberg			1,723
Mr	Mark	Rawson	Udube	F32 Discovery Bay Marina Club		Lantau	Hong Kong	1,917
								7,238

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,041	27,820	1,521
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,495	444	135
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	428.27p	459.47

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	239	117	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	570p	472.53p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	31,807
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Mr Roger Long	Ordinary	70
Address Hillside Oubas Hill Ulverston Cumbria		
UK postcode LA12 7LB		
Name	Class of shares allotted	Number allotted
Mrs Marion Brown	Ordinary	935
Address 53 Hazelwood Avenue Newton Mearns Glasgow		
UK postcode G77 5QT		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed Deputy [signature] Date 17/5/15

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	16	05	2005
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,447	15,246	1,655
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	180		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	15,823
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Miss Julie Matthew	Ordinary	784
Address Flat 11 Queens Court 8 Northey Street London		
UK postcode E14 8BT		
Name	Class of shares allotted	Number allotted
Computershare Company Nominees Limited	Ordinary	1,921
Address PO Box 82 The Pavilions Bridgwater Road Bristol		
UK postcode BS99 7NH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17/5/5

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,221	32,706	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	31,514
Name: Computershare Company Nominees Limited Address: P O Box 82, The Pavilions, Bridgewater Road, BRISTOL UK postcode: BS99 7NH	Ordinary	785
Name: Mr Donal Brick Address: 15 Palmerston Grove, Glonskeagh, Dublin 6, Ireland UK postcode:	Ordinary	1,628
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] **Date** 17/5/15

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	87JT
Headline	Additional Listing
Released	07:00 03-May-05
Number	7591L

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 3 May 2005

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	Up to US$85,000,000,000 Programme for the Issuance of Debt Instruments
ISSUERS:	HBOS plc, The Governor and Company of the Bank of Scotland, HBOS Treasury Services plc and BOS International (Australia) Limited
INCORPORATED IN:	Scotland, Scotland, England and Wales and the Commonwealth of Australia respectively
GUARANTORS:	HBOS plc and The Governor and Company of the Bank of Scotland
INCORPORATED IN:	Both Scotland

Listing Particulars relating to the issue may be obtained during usual business hours throughout the life of the Programme from:

Citibank, N.A.	HBOS plc	The Governor and Company of the Bank of Scotland	HBOS Treasury

5 Carmelite Street London EC4Y 0PA	c/o Shepherd+ Wedderburn Saltire Court 20 Castle Terrace Edinburgh EH1 2ET	c/o Shepherd+ Wedderburn Saltire Court 20 Castle Terrace Edinburgh EH1 2ET	Services plc 33 Old Broad Street London EC2N 1HZ

In addition, a copy of the Listing Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Hit Entertainment
Released	11:49 03-May-05
Number	7880L

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Hit Entertainment plc
Relevant security dealt in	Ord 2p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	29/04/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
156,800	£3.103

Resultant total amount and percentage of the same relevant security owned or controlled	**7,861,736 (4.905%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Crest Nicholson plc
Released	11:52 03-May-05
Number	7885L

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Crest Nicholson plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	29/04/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
80,000	£3.918

Resultant total amount and percentage of the same relevant security owned or controlled	**4,331,432 (3.859%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Singer &Friedlander
Released	11:54 03-May-05
Number	7888L

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Singer & Friedlander Group plc
Relevant security dealt in	Ord 13.5p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	29/04/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
250,000	£3.103

Resultant total amount and percentage of the same relevant security owned or controlled	**2,531,954 (1.463%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:55 03-May-05
Number	7890L

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	29/04/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
137	Transfer in

Amount sold	**Price per unit (currency must be stated)**
260,507	£6.885
953	£6.861

Resultant total amount and percentage of the same relevant security owned or controlled	**23,688,104 (2.141%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:57 03-May-05
Number	7891L

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	29/04/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,125	Transfer in
Amount sold	**Price per unit (currency must be stated)**
7,500	£4.695
5,220	£4.725
6,000	Transfer out

Resultant total amount and percentage of the same relevant security owned or controlled	**140,969,211 (1.468%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/05/2005**

Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	12:16 04-May-05
Number	8609L

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	03/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
4,150	£6.955
Amount sold	**Price per unit (currency must be stated)**
16	£6.946

Resultant total amount and percentage of the same relevant security owned or controlled	**23,692,238 (2.141%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**04/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Singer &Friedlander
Released	12:17 04-May-05
Number	8612L

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Singer & Friedlander Group plc
Relevant security dealt in	Ord 13.5p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	03/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
34	£3.105

Resultant total amount and percentage of the same relevant security owned or controlled	**2,531,920 (1.463%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**04/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	12:21 04-May-05
Number	8615L

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	29/04/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
27,749	£4.6922

Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**140,996,960 (1.467%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/05/2005**

Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Posting of Circular
Released	07:00 05-May-05
Number	9035L

5 May 2005

HBOS plc

Halifax plc

Proposed exchange of 6⅛ per cent. non-cumulative preference shares in Halifax plc for 6.475 per cent. non-cumulative preference shares in HBOS plc

Halifax plc ("Halifax") announces that a circular is being posted today to the holders of 198,065,600 6⅛ per cent. non-cumulative preference shares of £1 each in Halifax, which are not held directly or indirectly by HBOS plc ("HBOS"), (the "Halifax Preference Shares") in relation to a proposal for the exchange of the Halifax Preference Shares for new 6.475 per cent. non-cumulative preference shares of £1 each in HBOS (the "New HBOS Preference Shares"). The circular will contain notices of a Court Meeting and an Extraordinary General Meeting to be both held on 6 June 2005 to approve the proposal.

Summary of proposal

The exchange will be undertaken by means of a scheme of arrangement under section 425 of the Companies Act 1985 (the "Scheme") under which a holder of Halifax Preference Shares will receive one New HBOS Preference Share for each Halifax Preference Share held at 6:00 p.m. on the business day before the effective date of the Scheme (the "Scheme Record Time"), which is expected to be on 24 June 2005 (the "Effective Date"). The New HBOS Preference Shares are expected to be listed on the London Stock Exchange at 8:00 a.m. on 24 June 2005.

The New HBOS Preference Shares will be entitled to a dividend at a rate of 6.475 per cent. per annum, which is higher than the rate Halifax Preference Shareholders currently receive on their Halifax Preference Shares. It is intended that the New HBOS Preference Shares will rank as Tier 1 capital for HBOS.

Following the approval of the proposal by shareholders and the Court and the proposal becoming effective, the listing of the Halifax Preference Shares on the Official List will be cancelled and the Halifax Preference Shares will cease trading on the London Stock Exchange. It is expected that Admission of the New HBOS Preference Shares to be issued under the Scheme will become effective and that dealings in them on the London Stock Exchange will commence at 8:00 a.m. on 24 June 2005.

Holders of Halifax Preference Shares will receive the accrued dividend on their Halifax Preference Shares from 15 March 2005 up to (but excluding) the Effective Date. Dividends will be payable on the New HBOS Preference Shares from the Effective Date.

Background to and reasons for the proposal

The cancellation of the Halifax Preference Shares and their exchange for New HBOS Preference Shares is intended to simplify the capital structure of the HBOS Group.

At the end of 2004, a proposal was put to holders of Halifax Preference Shares for the cancellation and repayment of the Halifax Preference Shares. This proposal was withdrawn and having considered

representations made to Halifax by certain investors, the Scheme is being proposed as an alternative means to achieve this end.

The Halifax Preference Shares were issued by Halifax in 1999 as part of the consideration for the acquisition by Halifax of Birmingham Midshires Building Society ("BMBS"). By far the greater part of the consideration was in cash, but certain members (including borrowing members) of BMBS were prevented by the provisions of the Building Societies Act 1986 from receiving cash. They were, therefore, given the Halifax Preference Shares.

Since the merger of Halifax Group plc and the Bank of Scotland under HBOS in 2001 (the "Merger"), it has been the policy of HBOS that, whenever practicable, securities issued to raise capital for the HBOS Group should be issued by HBOS. The Halifax Preference Shares were issued before the Merger, however, and this has resulted in Halifax maintaining a separate listing in respect of the Halifax Preference Shares. The cancellation and exchange of the Halifax Preference Shares will enable the HBOS Group to save the administrative and regulatory costs of a separate listing for these shares.

The proposal is now being made because, as was announced on 16 November 2004, HBOS has decided that the business of Halifax will, in due course, be transferred to the Bank of Scotland (the "Transfer"). The Transfer, which will be implemented after the passing of an Act of Parliament, will merge the businesses of the four subsidiaries of HBOS which currently hold banking licences in the UK (the Bank of Scotland, Halifax, Capital Bank plc and HBOS Treasury Services plc). This will reduce the cost, regulatory and administrative burden on the HBOS Group as all its banking businesses will be combined within the Bank of Scotland. The Transfer will also facilitate the efficient management of capital within the HBOS Group as Halifax will no longer need to comply with its own separate capital adequacy requirements. Following the Transfer, Halifax will not have assets or income with which to service the dividend and capital entitlements of the Halifax Preference Shares.

For these reasons, the Directors of Halifax believe it is right that the capital structure of Halifax should be reorganised now by means of the Scheme.

Approvals

If the proposal is approved by shareholders of Halifax and the Scheme is sanctioned by the Court, holders of Halifax Preference Shares whose names appear on the shareholder register at the Scheme Record Time will be entitled to receive New HBOS Preference Shares and the accrued dividend on their Halifax Preference Shares. It is expected that settlement with holders of Halifax Preference Shares will be effected on or after 30 June 2005.

Shareholder Information

A dedicated helpline has been set up to deal with queries from holders of Halifax Preference Shares. If they have any questions, holders of Halifax Preference Shares should telephone the Halifax shareholder helpline on 0870 702 0017 (or +44 117 902 7645 from outside the UK) between 8:30 a.m. and 5:30 p.m. Monday to Friday.

Contacts:

Investor Relations

Charles Wycks
Director of Investor Relations
0131 243 5509
charleswycks@HBOSplc.com

John Hope
Director, Investor Relations
0131 243 5508
johnhope@HBOSplc.com

Press Office

Shane O'Riordain

General Manager, Group Communications

0777 0544585

shaneo'riordain@HBOSplc.com

Barry Gardner

Group Communications

0131 243 7194

barrygardner@HBOSplc.com

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:16 05-May-05
Number	9212L

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	04/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
3,026	£6.94
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,695,264 (2.141%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**05/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:19 05-May-05
Number	9216L

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	04/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
353,311	£4.73
13,639	£4.725
Amount sold	**Price per unit (currency must be stated)**
600	£4.706
600	Transfer out

Resultant total amount and percentage of the same relevant security owned or controlled	**141,373,964 (1.472%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**05/05/2005**

Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index-Apr2005
Released	08:00 06-May-05
Number	9568L

Halifax House Price Index

National Index **April 2005**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 529.5 Monthly Change 0.0% Annual Change 7

Standardised Average Price (seasonally adjusted) £163,615

Key Points

- House prices were unchanged in April. Overall, there has been no movement in UK house prices since January.
- The annual rate of house price inflation has declined to 7.8% in April. This is very clo the historical long-term average of 8%.
- The latest indicators provide further evidence that activity levels are stabilising after a period of decline last year. The number of loans approved for house purchase increa for the second successive month in March, according to the Bank of England, but wa 26% lower than a year ago. RICS reported a firming in housing activity in the first qua of 2005 with newly agreed sales showing little change in March following two succes monthly rises. This pattern is confirmed by Halifax Estate Agents.
- The house price to earnings ratio has dropped from a peak of 5.63 in September 200 5.48 in February, according to the latest data. This development, which we expect to continue, will make it a little easier for first-time buyers to enter the market.
- Halifax calculates that the total value of household sector wealth in the UK increased £589 billion (12%) during 2004 to £5,511 billion. The increase was due to a combinat of further house price rises, which boosted net housing equity by £335 billion (16%), the continuing recovery in share prices, which increased financial wealth by £270 billi (9%).

- The value of households' net housing equity has almost doubled over the past five ye increasing from £1,225 billion at the end of 1999 to £2,429 billion at the end of 2004. contrast, the value of households' financial assets rose by only 3% during this period, largely reflecting the decline in share prices during 2000-2002. Consequently, housin importance in the household sector's balance sheet has increased during the last five years with net housing equity accounting for 44% of household wealth in 2004 compa with 29% in 1999.

Commenting, Martin Ellis, Chief Economist, said:

"*House prices were unchanged in* April, *and overall there has been no movement in* prices at the national level since January.

The annual rate of house price inflation declined to 7.8% in April and is now at its lowest since June 2001; and has fallen from 22.1% last July. The annual rate is expected to continue to fall over the coming months.

The latest indicators also provide further evidence that activity levels are stabilising following a sharp downturn in the second half of last year. As a result, we appear to be entering a period of broad stability, particularly in terms of market activity. Sound fundamentals, particularly in the shape of the ongoing strength of the labour market and the low level of interest rates, should continue to underpin the market.

The easing in the house prices to earnings ratio over the past few months is expected to be sustained as earnings rise more quickly than house prices. This will improve affordability for first-time buyers, enabling more to get a foot on the housing ladder. This too will help to support the market."

Further signs of a stabilisation in activity levels ......

The number of loans approved for house purchase increased for the second successive month in March, to 91,000 from 86,000 in February (seasonally adjusted), according to the latest Bank of England figures. This was the highest level since last August, providing further evidence that activity is stabilising although the number of loans was still 26% lower than a year ago.

RICS also noted a firming in housing activity in the first quarter of 2005 with newly agreed sales showing little change in March following successive rises in January and February. This pattern is confirmed by Halifax Estate Agents, which has seen a rise in sales since the beginning of the year.

The UK economy and labour market remain in good shape ......

ONS figures showed that the UK economy continued to perform well in 2005 Quarter 1 with gross domestic product (GDP) increasing by 0.6% during the quarter. Whilst this was slightly below the 0.7% rise in 2004 Quarter 4, it remained broadly in line with the UK's long-term average rate of growth.

The level of employment has risen further, reflecting the ongoing good health of the economy. The numbers in employment increased by 148,000 during the three months from December 2004 to February 2005 compared with the preceding three months, reaching a new record of 28.639 million.

Affordability begins to improve for first-time buyers ......

Average house prices have fallen back slightly as a multiple of average earnings in recent months, reflecting the slowdown in house prices. As a result, the house price to earnings ratio has dropped from a peak of 5.63 in September 2004 to 5.48 in February, according to the latest data.

We expect the house price to earnings ratio to fall further over the coming months as earnings rise at a more rapid pace than house prices. This development will make it slightly easier for first-time buyers to enter the market.

Household wealth increased by 12% in 2004 ......

Halifax calculates that the total value of household sector wealth in the UK rose by £589 billion (12%) during 2004 to £5,511 billion. This increase was due to a combination of further house price rises, which boosted net housing equity – the total value of residential property minus mortgage loans outstanding - by £335 billion (16%) in 2004, and the continuing recovery in share prices, which increased financial wealth by £270 billion (9%).

Over the past five years, the value of households' net housing equity has almost doubled, increasing from £1,225 billion at the end of 1999 to £2,429 billion at the end of 2004. The value of households' financial assets, by contrast, rose by only 3% during this period, largely reflecting the decline in share prices during 2000-2002. Consequently, housing's importance in the household sector's balance sheet has increased with net housing equity accounting for 44% of household wealth in 2004 compared with 29% in 1999. Financial assets have fallen from 74% of total wealth to 59% over the same period.

Household Sector Wealth (£ billions)

	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Residential Property	1,719	1,968	2,116	2,568	2,869	3,306
Less Mortgage Loans	494	536	592	676	775	877
NET HOUSING EQUITY	**1,225**	**1,432**	**1,524**	**1,892**	**2,094**	**2,429**
FINANCIAL ASSETS	**3,168**	**3,165**	**2,964**	**2,737**	**2,995**	**3,266**
Less Consumer Credit Loans	116	128	142	158	167	183
TOTAL WEALTH	**4,277**	**4,469**	**4,437**	**4,471**	**4,922**	**5,511**

Sources: ONS, Bank of England, Halifax estimates

The 1999-2003 figures are all from official sources. Bank of England figures on mortgage and consumer credit lending and ONS figures on financial assets are also available for 2004, but official figures have not yet been published for the value of residential property at the end of 2004. In this case, Halifax has estimated these values, applying house price changes in 2004 to the ONS estimate of residential property holdings at the end of 2003.

NOTE: The 7.8% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:26 06-May-05
Number	9822L

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	05/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
10,213	£4.750
Amount sold	**Price per unit (currency must be stated)**
750	£4.745

Resultant total amount and percentage of the same relevant security owned or controlled	**141,383,428 (1.472%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**06/05/2005**
Contact name	**Kenny Melville**

Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:45 09-May-05
Number	0419M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	06/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
8,479	£4.785
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**141,391,907 (1.472%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**09/05/2005**

Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:46 09-May-05
Number	0422M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	06/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,788	£6.960
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,697,053 (2.141%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**09/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares-Amd
Released	09:45 10-May-05
Number	0905M

The Transaction in Own Shares announcement released on 10 May 2005, at 07.00hrs under RNS Number 0786M contains an error. The total number of ordinary shares in issue (excluding shares held in Treasury) is 3,903,731,872, not 3,903,127,872.

The full corrected announcement reads as follows:

HBOS plc announces that on 9 May 2005 it purchased 1,145,000 of its ordinary shares at a price of 796.0063 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,396,000 of its ordinary shares in Treasury and has a total of 3,903,731,872 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:45 10-May-05
Number	1047M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	09/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
3,921	£6.94
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,697,053 (2.141%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**10/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	12:01 10-May-05
Number	1051M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	09/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,200,000	£4.775
18,599	£4.760
250,000	£4.750

Amount sold	**Price per unit (currency must be stated)**
750	£4.771
275	£4.761

Resultant total amount and percentage of the same relevant security owned or controlled	**142,859,481(1.488%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**10/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 11-May-05
Number	1368M

RNS Number:1368M
HBOS PLC
11 May 2005

HBOS plc

HBOS plc announces that on 10 May 2005 it purchased 750,000 of its ordinary shares at a price of 791.7467 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,146,000 of its ordinary shares in Treasury and has a total of 3,903,025,308 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:34 11-May-05
Number	1688M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	10/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
155,585	£4.78

Amount sold	**Price per unit (currency must be stated)**
260	£4.766

Resultant total amount and percentage of the same relevant security owned or controlled	**143,014,808 (1.489%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**11/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:17 11-May-05
Number	1867M

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme

HBOS Sharesave Plan

(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Scheme	3,659	11/05/2005
HBOS Sharesave Plan	6,113	11/05/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,084,943 shares still held by the QUEST.

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 12-May-05
Number	1994M

RNS Number:1994M
HBOS PLC
11 May 2005

HBOS plc

HBOS plc announces that on 11 May 2005 it purchased 500,000 of its ordinary shares at a price of 789.65 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,646,000 of its ordinary shares in Treasury and has a total of 3,902,591,968 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:40 12-May-05
Number	2249M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	11/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
5,854,671	£4.718
9,383	£4.725
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**148,878,862 (1.550%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**12/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:40 12-May-05
Number	2247M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	11/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,862	£6.895
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,702,837 (2.142%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**12/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:41 12-May-05
Number	2245M

FORM 8.3

The following replaces the announcement relseased on 10 May 2005 at 11.45am number 1047M. The resultant total amount of shares was 23,700,975, and not 23,697,053 as previously stated. This has now been corrected, all other details remain unchanged and the amended text appears below.

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	09/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
3,921	£6.94
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,700,975 (2.142%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**10/05/2005**
Contact name	**Kenny Melville**

Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Singer &Friedlander
Released	11:42 12-May-05
Number	2253M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Singer & Friedlander Group plc
Relevant security dealt in	Ord 13.5p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	11/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
1,457,643	£3.119

Resultant total amount and percentage of the same relevant security owned or controlled	**1,074,277 (0.620%)** **Please note holding was 2,531,920 (1.463%) prior to the abo**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**12/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Ulster Television
Released	11:43 12-May-05
Number	2255M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Ulster Television plc
Relevant security dealt in	Ord 5p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	11/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**

Amount sold	**Price per unit (currency must be stated)**
28,323	£4.880

Resultant total amount and percentage of the same relevant security owned or controlled	**1,561,177 (2.873%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**12/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the

clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:52 12-May-05
Number	2417M

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Bank of Scotland Save As You Earn ("SAYE")

The Company has today received notification that 10,097 Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the SAYE.

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,074,846 shares still held by the QUEST.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:53 13-May-05
Number	2836M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	12/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
13,473	£4.693
Amount sold	**Price per unit (currency must be stated)**
163,072	£4.710
14,400	Transfer out

Resultant total amount and percentage of the same relevant security owned or controlled	**148,714,864 (1.549%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**13/05/2005**
Contact name	**Kenny Melville**

Telephone number	0131 243 8671

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:54 13-May-05
Number	2842M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	12/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,563	£6.913
Amount sold	**Price per unit (currency must be stated)**
18,742	£6.885

Resultant total amount and percentage of the same relevant security owned or controlled	**23,686,658 (2.141%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**13/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:31 16-May-05
Number	3369M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	13/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,726	£6.94
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the *same relevant security owned or controlled*	**23,689,384 (2.141%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**16/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:33 16-May-05
Number	3380M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	13/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
129,870	£4.628
14,329	£4.610
Amount sold	**Price per unit (currency must be stated)**
1,900	£4.615
1,940	£4.610

Resultant total amount and percentage of the same relevant security owned or controlled	**148,855,223 (1.55%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**16/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:57 17-May-05
Number	3968M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	16/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
1,050	£4.6261
20,400	£4.625

Resultant total amount and percentage of the same relevant security owned or controlled	**148,833,775 (1.55%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**17/05/2005**

Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shelll T&T plc
Released	14:35 17-May-05
Number	4091M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	16/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
21,410	£4.615
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**148,855,185 (1.55%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**17/05/2005**

Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Ulster Television
Released	11:47 18-May-05
Number	4494M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Ulster Television plc
Relevant security dealt in	Ord 5p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	17/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
30,714	£4.825

Resultant total amount and percentage of the same relevant security owned or controlled	**1,530,463 (2.816%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**18/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the

clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:49 18-May-05
Number	4497M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	17/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,029	£6.918
Amount sold	**Price per unit (currency must be stated)**
4,209	£6.900

Resultant total amount and percentage of the same relevant security owned or controlled	**23,687,205 (2.141%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**18/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell Transport
Released	11:54 18-May-05
Number	4505M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	17/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
10,683	£4.638
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**148,865,868 (1.55%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**18/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	09:50 19-May-05
Number	5034M

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS Sharesave Plan

(the "Plan")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	No. of Shares	Date
HBOS Sharesave Plan	10,111	18/05/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,064,735 shares still held by the QUEST.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:04 19-May-05
Number	5100M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	18/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
1,000	£6.925

Resultant total amount and percentage of the same relevant security owned or controlled	**23,686,205 (2.141%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**19/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell Trans&Trad
Released	11:06 19-May-05
Number	5104M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	18/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
6,283,591	£4.734
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**155,149,460 (1.616%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**19/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:35 20-May-05
Number	5682M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	19/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,215	£6.925
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,688,420 (2.141%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**20/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3-Shell Trans&Trad plc
Released	11:43 20-May-05
Number	5686M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	19/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
12,461	£4.7336
Amount sold	**Price per unit (currency must be stated)**
1,100	Transfer Out
1,000	£4.715

Resultant total amount and percentage of the same relevant security owned or controlled	**155,159,821 (1.616%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**20/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	12:10 20-May-05
Number	5737M

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Bank of Scotland Save As You Earn ("SAYE")

The Company has today received notification that on 19 May 2005 14,225 Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the SAYE.

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,050,510 shares still held by the QUEST.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:27 23-May-05
Number	6234M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	20/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
9,368	£4.750
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**155,169,192 (1.616%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**23/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:28 23-May-05
Number	6237M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	20/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,559	£6.950
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,689,980 (2.141%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**23/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies

is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	Skyepharma PLC
TIDM	SKP
Headline	Notification of Shares
Released	07:00 24-May-05
Number	6585M

For Immediate Release **24 May 2005**

SkyePharma PLC ("the Company")
Notification of Major Interest in Shares

In accordance with the Companies Act 1985 (as amended) the Company was informed on 23rd May 2005 that HBOS plc and its subsidiaries had acquired a notifiable interest in 30,792,370 Ordinary Shares, representing 4.9% of the issued share capital of the Company.

- ends -

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:41 24-May-05
Number	6808M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	23/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
3,097	£6.955
2,013	£6.945
Amount sold	**Price per unit (currency must be stated)**
99,600	£6.930

Resultant total amount and percentage of the same relevant security owned or controlled	**23,595,490 (2.132%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**24/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:49 24-May-05
Number	6809M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	23/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
12,070	£4.745
43,500	£4.770
17,236	£4.7968
3,773,661	£4.764
Amount sold	**Price per unit (currency must be stated)**
500	Transfer out
5,475	£4.745
11,800	£4.7413

Resultant total amount and percentage of the same relevant security owned or controlled	**158,997,886 (1.656%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**24/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:35 26-May-05
Number	8041M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	25/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,539	£6.960
Amount sold	**Price per unit (currency must be stated)**
2,325	£6.945

Resultant total amount and percentage of the same relevant security owned or controlled	**23,452,423 (2.119%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**26/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:35 26-May-05
Number	8043M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	25/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
10,330	£4.810

Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**162,073,109 (1.688%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**26/05/2005**

Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	13:56 26-May-05
Number	8147M

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Bank of Scotland Save As You Earn ("SAYE")

The Company has today received notification that on 26 May 2005 8,006 Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the SAYE.

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,037,339 shares still held by the QUEST.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:30 27-May-05
Number	8315M

RNS Number:8315M
HBOS PLC
27 May 2005

HBOS plc

HBOS plc announces that on 26 May 2005 it purchased 1,500,000 of its ordinary shares at a price of 802.7333 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,646,000 of its ordinary shares in Treasury and has a total of 3,901,896,454 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3 - Allied Domecq plc
Released	11:55 27-May-05
Number	8619M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	26/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,539	£6.960
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,453,962 (2.120%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**27/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell T&T plc
Released	11:57 27-May-05
Number	8625M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY (Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	26/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
10,333	£4.880
Amount sold	**Price per unit (currency must be stated)**
210	£4.896

Resultant total amount and percentage of the same relevant security owned or controlled	**162,083,233 (1.688%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**27/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Allied Domecq plc
Released	11:55 31-May-05
Number	9294M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Allied Domecq plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	27/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,996	£6.935
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**23,455,959 (2.120%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**31/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Shell Tran&Trad
Released	11:59 31-May-05
Number	9305M

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Shell Transport &Trading plc
Relevant security dealt in	Ord 25p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	27/05/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,350,557	£4.854
13,401	£4.855
Amount sold	**Price per unit (currency must be stated)**
800	£4.8561

Resultant total amount and percentage of the same relevant security owned or controlled	**163,446,393 (1.702%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**31/05/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	444	459	521
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	428.27p	459.47p	570.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	385	1,274	23,784
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	472.53p	680.00p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	425	17,500	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.00p	655.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name HSDL Nominees Limited **Address** Trinity Road Halifax West Yorkshire **UK postcode** HX1 2RG	Ordinary	41,136
Name Mr Alexander Brian Robertson **Address** Arnwood Lochend Road Newbridge Midlothian **UK postcode** EH28 8SY	Ordinary	1,809
Name Mrs Cynthia Dorn **Address** 36 St. Peters Road Portishead Bristol **UK postcode** BS20 6QT	Ordinary	825
Name Mr Alistair George Hagart **Address** 13 Riverside Court Livingston Village West Lothian **UK postcode** EH54 7BY	Ordinary	1,022

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 18/5/5

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

coform

No. SC218813

THE COMPANIES ACTS 1985 TO 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF ASSOCIATION

of

HBOS plc

LINKLATERS
One Silk Street
London EC2Y 8HQ

Tel: (44-20) 7456 2000
Fax: (44-20) 7456 2222

Ref: JLF

CERTIFICATE OF INCORPORATION

OF A PUBLIC LIMITED COMPANY

Company No. 218813

The Registrar of Companies for Scotland hereby certifies that

HBOS PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, Edinburgh, the 3rd May 2001

Registrar Of Companies

C O M P A N I E S   H O U S E

No. SC218813

The Companies Act 1985

Public Company Limited by Shares

Resolutions of HBOS plc

The following resolutions of the Company were passed at an Extraordinary General Meeting of the Company held on 12 June 2001 at 33 Old Broad Street, London, EC2N 1HZ in accordance with the Articles of Association of the Company.

Ordinary Resolution

1 That each existing share of £1 be subdivided into four ordinary shares of 25p each.

Special Resolutions

2 That the Memorandum of Association of the Company with respect to its objects be altered by deleting Clause 4 thereof and inserting new Clauses 4, 5 and 6 (with the remaining paragraphs being renumbered accordingly) as contained in the print of the Memorandum of Association, for the purpose of identification marked "A" and signed by the Chairman of the meeting.

3 That, conditional upon a scheme of arrangement to be made between The Governor and Company of the Bank of Scotland (the "Bank of Scotland") and the holders of ordinary stock units in the Bank of Scotland under section 425 of the Companies Act 1985 pursuant to which the Company will become the holding company of the Bank of Scotland becoming effective:-

3.1 the share capital of the Company be increased from £50,000 to £904,000,000 by the creation of 1,599,800,000 ordinary shares of 25p each, 375,000,000 9 1/4% preference shares of £1 each, 125,000,000 9 3/4% preference shares of £1 each, 250,000 8.117% non-cumulative perpetual preference shares, Class A of £10 each, 150,000 7.754% non-cumulative perpetual preference shares, Class B of £10 each, each of such shares to have the rights set out in the Articles of Association to be adopted pursuant to this resolution;

3.2 (i) the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount of £904,000,000;

(ii) such authority shall expire on the date of the Annual General Meeting in 2002 or on the date on which the Articles of Association referred to in resolution 4 become effective, whichever is the earlier, and shall be in substitution for all previous authorities pursuant to the said Section 80, which are hereby revoked, without prejudice to any allotment of securities pursuant thereto;

(iii) by such authority the Directors may make offers or agreements which would or might require relevant securities to be allotted after the expiry of such period; and

(iv) for the purpose of this Resolution, words and expressions defined in or for the purposes of the said Section shall bear the same meanings herein; and

3.3 the regulations contained in the print of the Articles of Association, for the purpose of identification marked B and signed by the Chairman of the meeting, be and are hereby approved and adopted as the Articles of the Association of the Company in substitution for and to the exclusion of all existing Articles of Association.

4 THAT, conditional upon a scheme of arrangement to be made between Halifax Group plc and its shareholders under section 425 of the Companies Act 1985 becoming effective pursuant to which the Company will become the holding company of Halifax Group plc:-

4.1 the share capital of the Company be increased from £904,000,000 to £2,889,000,000 and Euro 1,500,000,000 by the creation of 3,140,000,000 ordinary shares of 25p each, 200,000,000 6 1/8% preference shares of £1 each, 1,000,000,000 preference shares of £1 each and 1,500,000,000 preference shares of 1 Euro each, each of such shares to have the rights set out in the Articles of Association to be adopted pursuant to this resolution;

4.2 the regulations contained in the print of the Articles of Association, for the purpose of identification marked as C and signed by the Chairman of the meeting, be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association; and

4.3 the Company be and is hereby unconditionally and generally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 25p each in the capital of the Company provided that:

(a) the maximum number of shares which may be purchased is 355,800,000;

(b) the minimum price which may be paid for each share is 25p;

(c) the maximum price which may be paid for a share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2002 or, if earlier, 12 December 2002 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry).

HBOS plc

Form of Written Resolution for Filing at the Companies Registry

No. SC 218813

THE COMPANIES ACT 1985
THE COMPANIES ACT 1989

Public Company Limited by Shares

Written Resolutions of HBOS plc (the "Company") pursuant to Regulation 53 of the regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended, as incorporated into the Company's Articles of Association by Article 1.1 thereof

Date of the Resolution: 31 August 2001

The following resolutions were passed as special resolutions in writing of the Company having been executed by or on behalf of each member of the Company who would have been entitled to vote upon them as special resolutions if they had been proposed at a general meeting at which the member was present:

IT IS HEREBY RESOLVED as SPECIAL RESOLUTIONS:-

1 THAT Resolution 3.3 set out in the Notice of Extraordinary General Meeting of the Company dated 12 June 2001 which was duly passed at such meeting be revoked and of no effect.

2 THAT conditional upon a scheme of arrangement between Halifax Group plc and its shareholders under Section 425 of the Companies Act 1985 becoming effective pursuant to which the Company will become the holding company of Halifax Group plc, the Articles of Association, in the form attached hereto, be adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association.

Secretary
or Director
or Chairman

No SC218813

The Companies Act 1985

Public Company Limited by Shares

Resolutions of HBOS plc (the 'Company')

The following resolutions of the Company were passed at the Annual General Meeting of the Company held on 15th May 2002 at the Edinburgh International Conference Centre, The Exchange, Morrison Street, Edinburgh EH3 3EE in accordance with the Articles of Association of the Company.

Ordinary Resolution

1 **THAT** in addition to, and without prejudice to, the existing powers of the Directors to allot relevant securities, the Directors be generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to exercise for the period beginning on the date of this resolution and ending on the date of the Company's Annual General Meeting in 2006 or, if earlier, on 12th June 2006, all the powers of the Company to allot relevant securities (as defined in that Act) up to the aggregate nominal amount of EUR 1,500,000,000.

Special Resolutions

2 **THAT:**

(a) pursuant to the authority under section 80 of the Companies Act 1985 (the 'Act') contained in Article 21.2 of the Articles of Association of the Company, the Directors be empowered to allot equity securities (as defined in section 94 of the Act), entirely paid for in cash:

(i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7); and

(ii) in addition, of an amount up to £44,582,088;

free of the restrictions in section 89(1) of the Act.

(b) this power shall expire on the date of the Annual General Meeting in 2003 or, if earlier, on 15th August 2003 and is in substitution for all previous such powers, which shall cease to have effect from the date of this resolution, without affecting the validity of any allotment of securities already made under them;

(c) during that period the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after that period; and

(d) in working out the maximum amount of equity securities for the purposes of paragraph (a) (ii) of this resolution, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place.

3 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (as defined in section 163 of the Act) of ordinary shares of the Company provided that:

(a) the maximum number of shares which may be purchased is 356,656,709;

(b) the minimum price which may be paid is the 25p nominal value of each share;

(c) the maximum price which may be paid for a share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased;

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2003 or, if earlier, 15th August 2003 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

No SC218813

The Companies Act 1985

Public Company Limited by Shares

Resolutions of HBOS plc (the 'Company')

The following resolutions of the Company were passed following the Annual General Meeting of the Company held on 29 April 2003 at the Cardiff International Arena, Mary Ann Street, Cardiff CF10 2EQ in accordance with the Articles of Association of the Company.

Ordinary Resolution

1. THAT:

(a) the authorised share capital of the Company be increased from £2,889,000,000 and €1,500,000,000 to £3,889,000,000, €1,500,000,000 and US$2,500,000,000 by the creation of an additional 1,000,000,000 preference shares of £1 each and 2,500,000,000 preference shares of US$1 each;

(b) in addition and without prejudice to the existing powers of the Directors to allot relevant securities, the Directors be generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to exercise for the period beginning on the date of this resolution and ending on the date of the Company's Annual General Meeting in 2006 or, if earlier, on 12 June 2006, all the powers of the Company to allot relevant securities (as defined in that Act) up to the aggregate nominal amount of £1,000,000,000 and US$2,500,000,000.

Special Resolutions

2. THAT:

(a) pursuant to the authority under section 80 of the Companies Act 1985 (the 'Act') conferred by Article 21 of the Articles of Association of the Company, the Directors be empowered to allot equity securities (as defined in section 94 of the Act), entirely paid for in cash:

   (i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7); and

   (ii) in addition, of an amount up to £47,320,540

   free of the restrictions in section 89(1) of the Act;

(b) this power shall expire on the date of the Annual General Meeting in 2004 or, if earlier, on 29 July 2004 and is in substitution for all previous such powers, which shall cease to have effect from the date of this resolution, without affecting the validity of any allotment of securities already made under them;

(c) during that period the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after that period; and

(d) in working out the maximum amount of equity securities for the purposes of paragraph (a) (ii) of this resolution, the nominal value of rights to subscribe for

shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place.

3. THAT the Company be and is hereby unconditionally and generally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (as defined in section 163 of the Act) of ordinary shares of the Company provided that:

(a) the maximum number of shares which may be purchased is 378,564,324;

(b) the minimum price which may be paid is the 25p nominal value of each share;

(c) the maximum price which may be paid for a share is an amount equal to 105% of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2004 or, if earlier, 29 July 2004 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

No SC218813

The Companies Act 1985

Public Company Limited by Shares

Resolutions of HBOS plc (the 'Company')

The following resolutions of the Company were passed following the Annual General Meeting of the Company held on 27 April 2004 at the International Convention Centre, Broad Street, Birmingham B1 2EA in accordance with the Articles of Association of the Company.

Special Resolutions

1. THAT:

(a) the Directors be empowered to allot equity securities (as defined in section 94 of the Companies Act 1985 (the 'Act')), entirely paid for in cash:

(i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7); and
(ii) in addition, of an amount up to £48,147,509

free of the restrictions in section 89(1) of the Act;

(b) this power shall expire on the date of the Annual General Meeting in 2005 or, if earlier, on 27 July 2005 and is in substitution for all previous such powers, which shall cease to have effect from the date of this resolution, without affecting the validity of any allotment of securities already made under them;

(c) during that period the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after that period;

(d) in working out the maximum amount of equity securities for the purposes of paragraph (a) (ii) of this resolution, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place;

(e) for the purposes of this resolution:

(i) references (except in paragraph (e) (ii) below) to an allotment of equity securities shall include a sale of treasury shares; and

(ii) the power in paragraph (a) above, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority under section 80 of the Act conferred by Article 21 of the Articles of Association of the Company.

2. THAT:
the Company be and is hereby unconditionally and generally authorised for the purposes of section 166 of the Companies Act 1985 (the 'Act') to make market purchases (as

defined in section 163 of the Act) of ordinary shares of the Company and, where shares are held as treasury shares, to use them for the purposes of employee share plans operated by the Company, provided that:

(a) the maximum number of shares which may be purchased is 385,035,595;

(b) the minimum price which may be paid is the 25p nominal value of each share;

(c) the maximum price which may be paid for a share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2005 or, if earlier, 27 July 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

3: THAT

the Articles of Association of the Company be altered as follows:

(a) by inserting after the definition "in writing" a definition of "Junior Preference Shares" as follows:

> "Further Preference Shares which, as regards their rights to share in profits or assets, rank behind the Initial Preference Shares, the Additional Preference Shares and any other Preference Shares (whether then issued or to be issued subsequently) which the Directors decide, before the Further Preference Shares which are to be issued as Junior Preference Shares are allotted, are to rank in priority to such Further Preference Shares.";

(b) by deleting the first two sentences in Article 4.2.3 and inserting in their place:

> "4.2.3 If any Further Preference Shares are issued and do not rank equally with the Initial Preference Shares to share in profits or assets, the rights of such Further Preference Shares to share in profits or assets will rank behind the Initial Preference Shares but will otherwise rank as regards the rights of any other shares as the Directors shall decide before the Further Preference Shares are first allotted.";

(c) by inserting in Article 4.3 after the words "Articles 4 to 11" the words "except to the extent permitted by Article 4.10";

(d) by adding at the end of Article 4.7, after the words "from those shares", the words "(including whether or not any dividends are required by Article 5.5 to be declared and paid in full on the Additional Preference Shares)";

(e) by inserting a new Article 4.10 as follows:

> "**4.10** The Company may from time to time issue Junior Preference Shares. A series of Junior Preference Shares shall have such rights to share in the profits and assets of the Company as the Directors

shall decide before Junior Preference Shares of that series are first allotted. The Company may also issue Additional Preference Shares, as well as Further Preference Shares ranking behind the Priority Preference Shares as regards their rights to share in profits or assets, the terms of issue of which provide that the Directors may determine at any time, and without the consent of the holders of such Preference Shares, that the rights attaching to some or all of such Additional Preference Shares or Further Preference Shares to share in profits or assets shall be varied on such date as the Directors may decide so as to constitute the Preference Shares whose rights have been varied as Junior Preference Shares. On variation of the rights as referred to in the preceding sentence, the Junior Preference Shares shall have such rights as the Directors shall have decided before the rights attaching to the Additional Preference Shares or, as the case may be, the Further Preference Shares are varied (whether or not such rights have been decided by the Directors before such Additional Preference Shares or Further Preference Shares were first allotted). If the rights attaching to some only of the Preference Shares included in a series of Preference Shares are varied, the Preference Shares the rights of which have been varied shall form a separate series. Except to the extent that these Articles expressly require the consent of shareholders to any particular matter, the Directors may also decide, before any series of Junior Preference Shares is first allotted, that the rights attaching to that series of Junior Preference Shares may conflict with the provisions of Articles 4 to 11."

(f) by altering Article 5.1:

(i) by deleting the first sentence and inserting in its place "A series of Preference Shares shall have such rights to a preferential dividend as the Directors decide to give it."; and

(ii) by inserting in the penultimate paragraph after the words "a certain period)", the words "or only if (and to the extent) declared by the Directors";

(g) by altering Article 5.5:

(i) by inserting after the words "subject to Article 5.8" the words "and the following exceptions in this Article 5.5"; and

(ii) by inserting at the end of Article 5.5:

"The exceptions are that:

- the Directors can decide, before a particular series of Preference Shares or of such other shares are first allotted, that the requirement to declare and pay dividends under this Article 5.5 shall not apply to that series of Preference Shares or such other shares; and
- if the Directors have not so decided but the terms of any series of Preference Shares or of such other shares specifically so permit, the Directors can, at any time after the issue of such Preference Shares or such other shares, decide that the requirement to declare and pay dividends in accordance with this

Article 5.5 shall not apply from such date as the Directors may specify in respect of the whole or any part of that series of Preference Shares or of such other shares. If the Directors decide that such requirement to declare and pay any dividend in accordance with this Article does not apply in respect of part of a series of Preference Shares or such other shares, those Preference Shares or other shares in respect of which that requirement no longer applies shall form a separate series with effect from the date specified by the Directors.";

(h) by inserting in the first line of the second sub-paragraph of Article 5.6, after the word "secondly" the words ", subject to Article 5.17";

(i) by deleting the first paragraph of Article 5.10 and inserting in its place:

"If the Directors have decided that this Article applies to a particular series of Non-Cumulative Preference Shares before those shares are first allotted (or these Articles so provide) and if the whole or part of any dividend on any Non-Cumulative Preference Shares of that series is not paid for any of the reasons given in Articles 5.6 and 5.8, or if the Directors have decided that the requirement to declare and pay dividends in accordance with Article 5.5 does not apply to a particular series of Non-Cumulative Preference Shares and a dividend is not paid in whole or in part on a dividend payment date, the Directors will (or may in the case of any series of Non-Cumulative Preference Shares in respect of which the Directors have decided before those shares are first allotted that the requirement to declare and pay dividends in accordance with Article 5.5 shall not apply and that the application of this Article shall not be mandatory), if the following condition is met, and as far as the legislation allows, allot and issue extra Non-Cumulative Preference Shares to the holders of those shares. However, if the Directors have not decided whether or not the provisions of this Article shall be mandatory and the terms of any series of Non-Cumulative Preference Shares specifically so permit, the Directors can, at any time after the issue of Non-Cumulative Preference Shares, decide that the provisions of this Article shall not be mandatory in respect of the whole or part of the dividends payable on the Non-Cumulative Preference Shares from such date as the Directors may specify. This Article applies to the Priority Preference Shares.";

(j) in Article 5.12, by deleting the words from and including the words "but the recipients" to the end of the Article and inserting in their place:

"or, in the case of Non-Cumulative Preference Shares to which an exception in Article 5.5 applies, a dividend, has not been declared and paid, but the recipients of the extra Non-Cumulative Preference Shares will not have any right to receive in cash and any part of the dividend which has not been paid.";

(k) by inserting in Article 5.17 after the words "in the circumstances set out below" the words "and in relation to shares (whether Preference Shares or other shares) which rank equally with or behind the shares referred to in the circumstances below";

(l) by inserting in Article 5.17 after the words "have the benefit of the provisions of this Article" the words "and which, in either case, are shares to which the requirement to declare and pay dividends in accordance with the provisions of Article 5.5 applies";

(m) by inserting at the end of Article 5.17:

"In addition, in the circumstances set out below and in relation to shares (whether Preference Shares or other shares) which rank equally with or behind the shares referred to in the circumstances below, the Company cannot:

- redeem, reduce, buy or otherwise acquire in any other way, any series of Preference Shares (or any other shares of the Company which rank equally with such Preference Shares) (a) which are shares in respect of which an exception to Article 5.5 applies and which rank equally with or (b) which, other than any series of Preference Shares which are issued in satisfaction of an obligation existing on 27 April 2004, rank behind, the Preference Shares referred to in the circumstances below in sharing in the assets of the Company and the Company may not set aside any sum or establish any sinking fund for their redemption, reduction, purchase or acquisition; or
- declare, or set aside any sum for the payment of, any dividends on any series of Preference Shares (or any other shares of the Company which rank equally with such Preference Shares) (a) which are shares in respect of which an exception to Article 5.5 applies and which rank equally with or (b) which, other than any series of Preference Shares which are issued in satisfaction of an obligation existing on 27 April 2004, rank behind, the Preference Shares referred to in the circumstances below in sharing in the profits of the Company, except as allowed by Article 5.18.

The Company cannot do any of these things if, in relation to all other series of Preference Shares (and any other shares of the Company which rank equally with the Preference Shares and which have the benefit of the provisions of this Article) in respect of which, in either case, an exception to Article 5.5 applies:

- the Directors, in their discretion (and not because of Article 5.8 or the absence of profits of the Company which can be distributed) have decided not to declare a dividend, in whole or in part; or

- where the Directors have decided that the provisions of Articles 5.10 to 5.13 will apply to a particular series of Non-Cumulative Preference Shares, or the Articles provide that this is the case, and in either case the application of Articles 5.10 to 5.13 is not mandatory, the Directors have decided not to allot and issue the extra Non-Cumulative Preference Shares in accordance with those Articles 5.10 to 5.13,

in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the Directors decided on before the relevant Preference Shares, or other such shares, were first allotted or that is/are provided for in these Articles.

In the case of the Company declaring, or setting aside any sum for the payment of, any dividends on any series of Preference Shares which are issued in satisfaction of an obligation existing on 27 April 2004 and which rank behind the Preference Shares or other shares of the Company in sharing in the Company's profits, unless the Directors decide otherwise before Preference Shares of that series are first allotted, the amount of the profits of the Company which can be distributed and can be declared for the purposes of Articles 5.5 and 5.6, or set aside, shall be calculated on the basis that the amount of the profits of the Company which can be distributed has been reduced by the amount which would have been declared and paid on the Preference Shares or other shares of the Company ranking in priority to the series of Preference Shares which have been issued in satisfaction of the obligation referred to above had dividends been declared and paid in full on those Preference Shares or other shares of the Company.";

(n) by inserting at the end of the first sub-paragraph of Article 10.1 after the words "profits or assets of the Company" the words ", other than a series of Junior Preference Shares if, and to the extent that, the Directors have so decided before Junior Preference Shares of that series are first allotted that the provisions of this sub-paragraph shall not apply to such Junior Preference Shares";

(o) by inserting, at the end of the second sub-paragraph of Article 10.3, the words "and whether the requirement to declare and pay dividends in full under Article 5.5 applies"; and

(p) by the insertion of the following new Article 17A:

"Share warrants to bearer

17A.1 The Company can, under the powers given by, and *subject* to the provisions of, the Companies Act, issue share warrants to bearer in respect of any *fully paid shares*. Accordingly, the Directors can, whenever they consider it appropriate and upon receipt of an application in writing by the person for the time being named in or entitled to be entered in the

Register as a holder of the shares in respect of which the warrant is to be issued, issue a warrant stating that the bearer of the warrant is entitled to the shares specified in the warrant and can provide for the payment of future dividends or other moneys in respect of the shares included in such warrant by way of coupons or otherwise.

17A.2 *Subject* to the provisions of this Article 17A and the Companies Act, the bearer of a warrant shall be deemed to be a *member* of the Company and shall be entitled to the same privileges and advantages as he would have had if his name had been included in the Register as the holder of the shares specified in the warrant.

17A.3 The Company shall not permit more than one person to be the holder of a warrant.

17A.4 No person shall, as the bearer of a warrant, be entitled (a) to sign a *requisition* by shareholders to call a shareholders meeting or to give notice of intention to submit a resolution to a shareholders meeting, or (b) to attend or vote, personally or by his *proxy*, or exercise any privilege as a *member* at a shareholders meeting, unless he has deposited his warrant, in case (a), before or at the time of lodging such *requisition* or giving such notice of intention as aforesaid or, in case (b), at least three days before the day fixed for the shareholders meeting, at the Registered Office or at such other place as may be specified in the notice of the shareholders meeting, and unless the warrant remains so deposited until after the shareholders meeting and any adjournment of it has been held.

17A.5 The Company shall deliver a certificate to any person who deposits a warrant at the Registered Office or at such other place as may be specified in a notice of a shareholders meeting as described in Article 17A.4. The certificate shall state such person's name and address and describe the shares included in the warrant so deposited and state the date of issue of the certificate. The certificate shall entitle such person, either personally or by *proxy,* to attend and vote at any shareholders meeting at which he is entitled to attend and vote held within three months from the date of the certificate and prior to the return of the certificate to the Company under Article 17A.6 in the same way as if he were the registered holder of the shares specified in the certificate.

17A.6 Upon the return of the certificate to the Company, the bearer of the certificate shall be entitled to the return of the warrant in respect of which the certificate was given.

17A.7 The Directors can from time to time make such other arrangements as they think fit, in addition to or in place of the arrangements referred to in Articles 17A.4 and 17A.5, for a person entitled to a warrant held through a recognised clearing house to exercise the rights of the bearer of the warrant in relation to shareholders meetings.

17A.8 The holder of a warrant shall not, except to the extent described above, be entitled to exercise any right as a *member* unless (if called upon by any Director or the Secretary so to do) he produces his warrant or the certificate of its deposit, and states his name and address.

17A.9 The Directors can issue new warrants or coupons on such basis, and in respect of such number of shares, as they consider appropriate at the time and can at any time amend any warrant then in issue so that, as a result, the number of shares which such warrant represents at the time is accurately shown. The provisions of Article 28 (other than Article 28.6) apply to the replacement of warrant certificates as they do to the replacement of share certificates and references in that Article to "**shareholder**" shall, for this purpose, be deemed to be references to "a bearer of a warrant".

17A.10 The shares included in any warrant shall be transferred by the delivery of the warrant without any written transfer and without registration, and the provisions in the Articles in relation to the transfer of shares shall not apply to shares included in a warrant.

17A.11 Upon the surrender by the bearer of a warrant, together with the outstanding dividend coupons, if any, in respect thereof, to the Company for cancellation, and delivery of an application in writing signed by the bearer, in any form which the Directors approve, requesting that the bearer of the warrant should be registered as a *member* in respect of the shares included in the warrant, the bearer of a warrant shall be entitled to have his name entered as a *member* in the Register in respect of the shares included in the warrant. However, the Company shall not be responsible for any loss or damage incurred by any person by reason of the Company entering in its Register upon the surrender of a warrant the name of any other person who is not the true and lawful owner of the warrant surrendered.

17A.12 Subject to any legislation from time to time, any notice to the bearer of a warrant or to any other person who holds or is interested in shares in the Company in bearer form or any related coupons or talons (if any) shall be sufficiently given if advertised in such newspaper or newspapers as the Directors, in their discretion, shall consider appropriate or by such other means as the Directors consider appropriate (including, but without limiting the Directors' discretion, if warrants are held through a recognised clearing house, by arranging for the notice to be given through that recognised clearing house). If notice is given by newspaper advertisement, it shall be deemed given on the day when the advertisement appears and, if notice is given through a recognised clearing house, it shall be deemed given on the day the notice is issued by the recognised clearing house.

17A.13 The Directors can, on such basis as they consider appropriate at the time, make and vary the conditions upon which warrants can be issued and any matters incidental to the warrants. Subject to this Article 17A, the bearer

of a warrant shall be subject to the conditions for the time being in force relating to warrants whether made before or after the issue of such warrant."

No SC218813

The Companies Act 1985

Public Company Limited by Shares

Resolutions of HBOS plc (the 'Company')

The following resolutions of the Company were passed following the Annual General Meeting of the Company held on 27 April 2005 at the Edinburgh International Conference Centre, Morrison Street, Edinburgh, EH3 8EE in accordance with the Articles of Association of the Company.

Special Resolutions

1. THAT:

(a) the Directors be empowered to allot equity securities (as defined in section 94 of the Companies Act 1985 (the 'Act')), entirely paid for in cash:

(i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7); and

(ii) in addition, of an aggregate nominal amount up to £49,080,217

free of the restrictions in section 89(1) of the Act;

(b) this power shall expire on the date of the Annual General Meeting in 2006 or, if earlier, on 12 June 2006 and is in substitution for all previous such powers, which shall cease to have effect from the date of this resolution, without affecting the validity of any allotment of securities already made under them;

(c) during such period the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after the expiry of such period;

(d) in working out the maximum amount of equity securities for the purposes of paragraph (a) (ii) of this resolution, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place; and

(e) for the purposes of this resolution:

(i) references (except in paragraph (e) (ii) below) to an allotment of equity securities shall include a sale of treasury shares; and

(ii) the power in paragraph (a) above, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority under section 80 of the Act conferred by Article 21 of the Articles of Association of the Company.

2. THAT:

the Company be and is hereby unconditionally and generally authorised for the purposes of section 166 of the Companies Act 1985 (the 'Act') to make market purchases (as defined in section 163 of the Act) of ordinary shares of the Company and, where shares are held as treasury shares, to use them, inter alia, for the purposes of employee share plans operated by the Company, provided that:

(a) the maximum number of shares which may be purchased is 392,565,936;

(b) the minimum price which may be paid is the 25p nominal value of each share;

(c) the maximum price which may be paid for a share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2006 or, if earlier, 27 July 2006 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

3. THAT:

(a) the authorised share capital of the Company be increased from £3,889,000,000, €1,500,000,000 and US$2,500,000,000 to £4,685,000,000, €3,000,000,000 and US$4,500,000,000 by the creation of an additional 796,000,000 preference shares of £1 each, 1,500,000,000 preference shares of €1 each and 2,000,000,000 preference shares of US$1 each;

(b) in addition, and without prejudice to the existing powers of the Directors to allot relevant securities, the Directors be generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to exercise for the period beginning on the date of this resolution and ending on the date of the Company's Annual General Meeting in 2006 or, if earlier, on 12 June 2006, all the powers of the Company to allot relevant securities (as defined in that Act) up to the aggregate nominal amount of £796,000,000, €1,500,000,000 and US$2,000,000,000.

THE COMPANIES ACTS 1985 to 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF

HBOS plc

(Amended by Special Resolution passed 12 June 2001)

1 The Company's name is "HBOS plc".

2 The Company is to be a public company.

3 The Company's registered office is to be situated in Scotland.

4 The Company's objects are:

4.1 To **acquire** and hold, directly or indirectly, all or any part of the issued share capital of Halifax Group plc and the Bank of Scotland and generally to carry on all or any of the businesses of a **holding company** and to co-ordinate and regulate all or any part of the businesses and operations of any and all **companies**, firms and businesses controlled directly or indirectly for the time being by the Company or in which the Company is interested for the time being, whether as a shareholder or otherwise and whether directly or indirectly, and to **acquire** and hold, either in the name of the Company or in that of any nominee or trustee, shares, stocks, debentures, debenture stock, bonds, notes, obligations and **securities** issued or guaranteed by any **company**, corporation or undertaking wherever incorporated or carrying on business and to co-ordinate the policy management and administration of any **companies**, corporations or undertakings in which the Company is a member or participant or which are controlled by or associated with the Company in any manner.

4.2 To carry on business as an investment **holding company** and to **acquire**, invest in and hold by way of investment, shares, stocks, debentures, debenture stock, bonds, bills, notes, obligations, certificates of deposit, mortgages, policies of assurance and **securities** of all kinds created, issued or guaranteed by any **company**, association or partnership, whether with limited or unlimited liability, constituted or carrying on business in any part of the world, or by any individual **person**, or by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, in any part of the world, units of and participants in any trust, scheme, mutual fund or collective investment scheme in any part of the world.

4.3 To carry on the business of banking and the provision of financial services in each case in all their forms. This includes all financial transactions and any other business carried on in any part of the world now or in the future by banks, finance houses, financial intermediaries, financial advisers, guarantee **companies**, financial managers and/or consultants, financial services **companies**, , merchant banks or other similar businesses. These include but are not limited to:

- borrowing, raising and taking in money in any way and on any terms;
- depositing, lending or advancing money, **securities** or other **property** (with or without taking security) and providing liquidity support or other financial assistance or facilities;
- issuing, subscribing for, guaranteeing that any **person** will subscribe for, any kind of underwriting, buying, selling, discounting, holding, guaranteeing, transferring and dealing with or trading in the following, relating to any **person**:
- obligations;
- instruments (whether negotiable or not);
- **securities**; or
- derivative instruments of whatever nature;
- granting and issuing letters of credit and negotiable instruments;
- dealing in any kind of commodities or other physical things;
- receiving cash, **securities** and any kind of valuables on deposit, or for safe keeping, or in any other way;
- collecting and transmitting money and **securities**;
- carrying on business as providers of leasing, hire purchase or credit sale facilities;
- managing **property**;
- buying, selling and dealing in bullion, foreign exchange, precious and other metals and commodities of every kind;
- acting as agent, broker or provider of any kind of life assurance, industrial assurance, general insurance, re-insurance or other kinds of non-life insurance; and
- undertaking or acting as agents, consultants or advisers in relation to, or in connection with, the management of **property** or insurance of every kind, all aspects of taxation and pension matters and the management and investment of money and generally to transact every kind of agency, consultancy and advisory business.

4.4 To guarantee the payment of any money, or the discharge or performance of any obligation of any kind, by any **person**, and to give, and take, counter-guarantees, indemnities or security in any form to or from any **person**.

4.5 To do any of the following (alone or with others):

- to act as any kind of trustee (including a custodian trustee or trust corporation);
- to act as the personal representative of anyone's estate after his death;
- to act as trustee of any **securities**;
- to act as receiver or treasurer or as a trustee for a receiver or treasurer;
- to act as manager or trustee of any unit trust, investment trust or any other form of investment of any kind;

- to issue any type of charge card, credit card, debit card, payment card or any other type of card, token, voucher or similar document issued by, or for, any bank, and to carry on any business relating to any of them;
- to finance or assist in financing the acquisition, construction, development, sale, hire or lease of any real or personal **property** or infrastructure;
- to act as agent, broker or provider of any kind of life assurance, industrial assurance, general insurance, re-insurance or other kinds of non-life insurance;
- to buy or sell **securities** of any kind (including derivative products) for the account of the Company or for any other **person** and to provide any services which may be ancillary to this business;
- to act as forwarding agents, travel and shipping agents, commission agents, surveyors, architects, valuers, auditors, **property** consultants and managers, land and estate agents and loss adjusters and generally to undertake and carry on every kind of professional and agency business in all its forms;
- to carry on the business of providing secretarial, managerial, consultancy, accountancy, statistical, legal and any executive, supervisory or advisory services of any kind for, or in relation to, any **company, person, property** or business;
- to carry on the business of selling, installing, operating, renting and providing, data processing, storage and retrieval equipment and systems, computers, computer bureaux services and communication systems of every kind;
- to act as agent, broker or provider of pensions or pensions advice or as the manager or administrator of pension schemes or their assets;
- to seek for and secure, and to use and develop, any openings for the employment of capital;
- to keep any register, record or account relating to any **securities** or funds; and
- to carry out any duties relating to **securities** or funds, including registering transfers and issuing certificates.

4.6 To take any action (including accepting any kind of obligation) which may:

- uphold, or support, the credit of the Company;
- obtain, maintain or restore public confidence; or
- avoid or minimise financial disturbances which are affecting, or may affect, the Company's business, either directly or indirectly.

4.7 To **acquire** any **property**, business or rights which appear to be necessary or convenient for the Company's purposes or which contribute to the Company's interests.

4.8 To sell, secure (by mortgage charge or lien, or other form of security), develop, lease, improve and operate or use any **property**, business or rights belonging to the Company or which the Company may be interested in.

4.9 To accept any **securities**, or other obligations, of any **company** in consideration for any **property** which has been, or may be, let, sold, or disposed of in any other way or in consideration for any services which have been, or may be, provided.

4.10 To share profits, merge, enter into a joint venture, amalgamate or co-operate with any **person** who carries on, or proposes to carry on, any business within the Company's objects and to **acquire** and hold any **securities** of any such **company**.

4.11 To form, or promote, or be involved in forming or promoting, any **company** whose objects:

- include carrying on any business which the Company is authorised to carry on;
- include acquiring, or taking over, any of the Company's assets or liabilities; or
- may in any way advance the objects or interests of the Company, either directly or indirectly.

4.12 To **acquire** and hold the **securities** of any **company** referred to in Clause 4.11 or of any other **person** and to guarantee any payment on any **securities** issued by any such **company** or any other obligation of any such **company**.

4.13 To **acquire** in any way, hold and sell any **securities** of any **person** whose objects are, either wholly or partly, similar to the Company's or which may promote or advance the Company's interests. The **securities** can be **acquired** either by the Company alone or together with any other **person**. The **securities** can be held in the Company's name or in the name of a nominee.

4.14 To exercise and enforce all rights and powers given by, or connected with, the ownership of any of the **securities** referred to in Clause 4.13, including any powers of veto or control which the Company has by holding those **securities**.

4.15 To carry on any business or activity which is within the Company's objects or powers by or through **subsidiaries**, or **companies** which are controlled, either directly or indirectly, by the Company and to co-ordinate the administration of any of these **companies** and provide all kinds of services and facilities for any or all of them.

4.16 To apply for, and promote, any charter, statute, regulation, licence or concession, and to ask for any action or authorisation from any **person** anywhere in the world who has legislative or regulatory powers, in order to:

- extend or change the Company's objects and powers;
- alter the Company's constitution; or
- enable the Company to carry out its objects or to carry them out better.

4.17 To award pensions, allowances, gratuities and bonuses to past or present directors, officers, employees, agents or consultants or other connected **persons** (including their dependants and **people** connected with them) of any of the following **companies** or other bodies:

- the Company or any **holding company** of the Company;
- any body, whether or not incorporated, in which the Company or any **holding company** of the Company has or had any kind of direct or indirect interest;
- any body, whether or not incorporated, in which any subsidiary of the Company has or had any kind of direct or indirect interest, including any building society which has merged with a subsidiary of the Company;
- any body, whether or not incorporated, which is allied to or associated with the Company or any **holding company** of the Company;

- any **subsidiary** of any **company** or other body referred to in this Clause 4.17; or
- any body, whether or not incorporated, acquired by the Company or by any subsidiary of the Company (including any building society, the business of which is transferred to the Company or any subsidiary of the Company under Section 97 of the Building Societies Act 1986 (as amended)).

4.18 To set up and maintain, or be involved in any other way with setting up and maintaining, trusts, funds or schemes (whether contributory or non-contributory) intended to provide pensions, or other benefits, for any of the **people** referred to in Clause 4.17.

4.19 To set up, maintain and contribute to any scheme or arrangement for encouraging or facilitating the holding of shares or other **securities** in the Company or any **company** associated with it by, or for the benefit of, any of the **people** referred to in Clause 4.17 or any scheme for sharing profits with those **people** and (as far as permitted by law) to lend money to those people with a view to enabling them to **acquire** shares or other **securities** in the Company or any **company** associated with it.

4.20 To form, support, or subscribe to, any charitable funds or institutions, or any benevolent schemes or projects of public or general interest, where the Directors consider that the Company's support may be likely to benefit the Company, its **members** or any of the **people** referred to in Clause 4.17, directly or indirectly.

4.21 To set up and maintain any club or other establishment, or any scheme which is intended to advance the interests of the Company or of any of the **people** referred to in Clause 4.17.

4.22 To take out and renew insurance for, or for the benefit of, any of the people referred to in Clause 4.17.

This insurance can include insurance against any liability which any of the people referred to in Clause 4.17 have:

- as a result of anything they do, or do not do, in carrying out or trying to carry out their duties, or using or trying to use their powers in relation to the Company, or any of the other **companies**, **subsidiaries** or other bodies which are referred to in Clause 4.17; or
- in any other way in connection with their duties, powers or posts in relation to the Company or any of the other **companies**, **subsidiaries** or other bodies which are referred to in Clause 4.17.

4.23 To take out and renew insurance for, or for the benefit of any trustees of any pension fund which the Company's employees, or employees of any other **company** or other body referred to in Clause 4.17, are interested in. This insurance can include insurance against any liability referred to in Clause 4.22 in relation to their duties as trustees of any such pension funds.

4.24 To indemnify, or exempt, any of the **people** referred to in Clauses 4.22 and 4.23 in any other way against, or from, any liability referred to in those Clauses so far as the law allows.

4.25 To pay and discharge all or any expenses, costs and disbursements, to pay commissions and to remunerate any **person** for services rendered or to be rendered, in connection with

the formation, promotion and flotation of the Company and the underwriting or placing or issue at any time of any **securities** of the Company or of any other **person.**

4.26 To the extent permitted by law, to give any kind of financial assistance, directly or indirectly, for the acquisition of shares in the Company or any **holding company** of the Company or for the reduction or discharge of any liability incurred for the purpose of such an acquisition.

4.27 To issue, allot and grant options over securities of the Company for cash or otherwise or in payment or part payment for any real or personal property or rights therein purchased or otherwise acquired by the Company or any services rendered to, or at the request of, or for the benefit of, the Company or as security for, or indemnity for, or towards satisfaction of, any liability or obligation undertaken or agreed to be undertaken by or for the benefit of the Company, or in consideration of any obligation or liability (even if valued at less than the nominal value of such securities) or for any other purpose.

4.28 To carry out any of the objects set out in Clauses 4.2 to 4.28 as principal or agent, or by or through trustees or agents, or in any other way. This can be done in partnership or on a joint account, or as a joint venture with any **person**. The objects can be carried out in any part of the world.

4.29 To carry on any other trade or business whatever which can, in the Directors' opinion, be advantageously carried on by the Company in connection with, or incidental to, any of the businesses referred to in Clauses 4.3 to 4.28 or the general business of the Company.

4.30 To do all such other things as may be deemed, or as the Company considers, incidental, or conducive to the attainment of the above objects or any of them.

5 The following interpretation rules apply to Clause 4.

5.1 The objects set out in Clauses 4.1 to 4.30 are not to be interpreted narrowly. The widest interpretation possible shall be given to them. Unless the context expressly requires it, Clauses 4.1 to 4.30 will not be in any way limited to, or restricted in any way by:

- any other object, or objects, set out in any Clause;
- the terms of any other Clause; or
- the Company's name.

5.2 None of Clauses 4.1 to 4.30 shall be treated as subordinate or incidental to any other Clause. This also applies to the objects stated in Clauses 4.1 to 4.30 and the powers given by those Clauses. The Company will have full power to use any of the powers and to achieve or to try to achieve any of the objects which are set out in any one or more of those Clauses.

6 The following interpretation rules apply to this Memorandum.

- Any examples do not restrict the width or meaning of the object or objects which they relate to.
- "**Acquire**" means to **acquire** in any way, including purchasing, taking on lease or in exchange, hiring, subscribing for, or otherwise acquiring, and for any kind of estate or interest. The acquiring can be by contract, tender, underwriting or in any other way and on any terms and conditions and can be either direct or indirect.

- "**company**" includes any company or corporate body established anywhere in the World.

- "**Member**" means a shareholder of the Company.

- "**Person**" and "**people**" includes any company, corporate body, partnership, firm, government, authority, body or society (whether incorporated or not).

- "**Property**" includes real, heritable and personal property of any kind and any interest in, or right to, any such property.

- "**Securities**" include any shares, stocks, debentures, debenture stock, bonds, notes or warrants. These can be either fully paid or partly paid.

- "**Holding company**" and "**subsidiary**" have the same meaning as in the Companies Act 1985 (as amended), but "**holding company**" also includes any other parent undertaking and "**subsidiary**" also includes any other subsidiary undertaking, as defined in that Act.

Words and expressions defined in Article 2.1 of the Articles of Association of the Company have the same meaning in this Memorandum unless the context requires a different meaning. Various words and expressions used in this Memorandum are explained in the Glossary which appears at the end of the Articles of Association of the Company. Words and expressions explained in the Glossary are printed in italics in this Memorandum. The Glossary is not a part of the Memorandum and does not affect its meaning.

7 The liability of the members is limited.

8 The Company's share capital is £50,000 divided into 50,000 shares of £1 each[1].

WE, the subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our respective names.

---

[1] On 12 June 2001, the authorised share capital of the Company was sub-divided into 200,000 ordinary shares of 25p each.

Conditional upon a scheme of arrangement to be made between the Governor and Company of the Bank of Scotland (the "Bank of Scotland") and the holders of ordinary stock units in the Bank of Scotland under section 425 of the Companies Act 1985 (which became effective on 3rd September 2001), the share capital of the Company was increased from £50,000 to £904,000 000 by the creation of 1,599,800,000 ordinary shares of 25p each, 375,000,000 9 1/4% preference shares of £1 each, 125,000,000 9 3/4% preference shares of £1 each, 250,000 8.117% non-cumulative perpetual preference shares, Class A of £10 each, 150,000 7.754% non-cumulative perpetual preference shares, Class B of £10 each.

Conditional upon a scheme of arrangement to be made between Halifax Group plc and its shareholders under section 425 if the Companies Act 1985 (which became effective on 4th September 2001), the share capital of the Company was increased from £904,000,000 to £2,889,000,000 and Euro 1,500,000,000 by the creation of 3,140,000,000 ordinary shares of 25p each, 200,000,000 6 1/8% preference shares of £1 each, 100,000,000 preference shares of £1 each and 1,500,000,000 preference shares of 1 Euro each (which become effective on 4th September 2001).

On 29 April 2003, the share capital of the company was increased from £2,889,000,000 and €1,500,000,000 to £3,889,000,000, €1,500,000,000 and US$2,500,000,000 by the creation of an additional 1,000,000,000 preference shares of £1 each and 2,500,000,000 preference shares of US$1 each.

On 27 April 2005, the share capital of the company was increased from £3,889,000,000, €1,500,000,000 and US$2,500,000,000 to £4,685,000,000, €3,000,000,000 and US$4,500,000,000 by the creation of an additional 796,000,000 preference shares of £1 each, 1,500,000,000 preference shares of €1 each and 2,000,000,000 preference shares of US$1 each.

Names and addresses of Subscribers		Number of shares taken by each subscriber
1	For and on behalf of Jordans (Scotland) Limited 24 Great King Street Edinburgh EH3 6QN	One
2	For and on behalf of Oswalds of Edinburgh Limited 24 Great King Street Edinburgh EH3 6QN	One
	Total shares taken	Two

Dated this 3rd May, 2001.

Witness to the above Signatures: Cathie Balneaves
24 Great King Street
Edinburgh
EH3 6QN

Company Registration Agent

Linklaters

The Companies Act 1985

Public Company Limited by Shares

ARTICLES OF ASSOCIATION

(Adopted on 31 August 2001 as amended by Special Resolution dated 27 April 2004)

of

HBOS plc

LINKLATERS
One Silk Street
London EC2Y 8HQ

Telephone: (44-20) 7456 2000
Facsimile: (44-20) 7456 2222

Ref: JLF/EW

1 Table A and other standard regulations do not apply

The regulations in Table A of the Companies (Tables A to F) Regulations 1985 (and any similar regulations in any other legislation relating to companies) do not apply to the Company.

2 The meaning of the Articles

2.1 The following table gives the meaning of certain words and expressions as they are used in the **Articles**. However, the meaning given in the table does not apply if it is not consistent with the context in which a word or expression appears. At the end of the **Articles** there is a Glossary which explains various words and expressions which appear in the text. The Glossary also explains some of the words and expressions used in the Memorandum. The Glossary is not part of the Memorandum or **Articles** and does not affect their meaning. Throughout the **Articles**, those words and expressions defined in this Article 2.1 are printed in bold and those explained in the Glossary are printed in italics. Words and expressions explained in the Glossary are also printed in italics in the Memorandum.

Words	**Definitions**
amount (of a share)	This refers to the nominal amount of the share.
Additional Preference Shares	Further Preference Shares which rank equally with the Initial Preference Shares as described in Article 4.7.
Articles	The Company's Articles of Association.
Auditors	The Company's auditors.
Bank of Scotland	The Governor and Company of the Bank of Scotland.
Bank of Scotland Scheme	The scheme of arrangement pursuant to section 425 of the Companies Act dated 13 June 2001 between Bank of Scotland and its proprietors in connection with its merger with Halifax Group.
Chairman	The chairman of the board of Directors.
Class A Perpetual Preference Shares	8.117% non-cumulative perpetual preference shares of £10 each.
Class B Perpetual Preference Shares	7.754% non-cumulative perpetual preference shares of £10 each.
Companies Act	The Companies Act 1985.
company	Includes any company or corporate body established anywhere in the world.
the Company	HBOS plc.
Directors	The executive and non-executive directors of the Company who make up its board of Directors.

Words	Definitions
dividend arrears	Any dividend arrears. This would apply to any dividends on shares with a right to cumulative dividends, which could not be paid, but which have been carried forward.
existing Preference Shares	Preference Shares which are in issue at the relevant time.
existing shares (of any kind)	Shares which are in issue at the relevant time.
FSA	The Financial Services Authority or any other person or body which is the regulator of the Company's business at the relevant time.
Further Preference Shares	Preference Shares other than the Initial Preference Shares.
Group	The Company together with its subsidiaries.
Halifax	Halifax plc.
Halifax Group	Halifax Group plc.
Halifax Group Scheme	The scheme of arrangement pursuant to section 425 of the Companies Act dated 13 June 2001 between Halifax Group plc and the holders of its ordinary shares in connection with its merger with Bank of Scotland.
Initial Preference Shares	The 9¼% Preference Shares and 9¾% Preference Shares.
in writing	In writing, or any substitute for writing, or both including electronic communication but only to the extent that both the Company and the other party or parties to the communication have agreed to accept it in such form.
Junior Preference Shares	Further Preference Shares which, as regards their rights to share in profits or assets, rank behind the Initial Preference Shares, the Additional Preference Shares and any other Preference Shares (whether then issued or to be issued subsequently) which the Directors decide, before the Further Preference Shares which are to be issued as Junior Preference Shares are allotted, are to rank in priority to such Further Preference Shares.
legislation	The Companies Act, the Regulations and all other laws and regulations applying to the Company.
London Stock Exchange	London Stock Exchange plc.
Ordinary Shares	The Company's ordinary shares.

Words	Definitions
Ordinary Shareholder	A holder of the Company's Ordinary Shares.
paid-up share	Includes a share which is treated (credited) as paid up.
pay	Includes any kind of reward or payment for services.
Preference Shares	The Company's preference shares. Any Preference Shares with a right to cumulative dividends are called Cumulative Preference Shares. Any Preference Shares with a right to non-cumulative dividends are called Non-Cumulative Preference Shares.
$6^1/_8$% Preference Shares	The non-cumulative redeemable Preference Shares which have a dividend rate of $6^1/_8$% each year.
9¼% Preference Shares	The non-cumulative irredeemable Preference Shares which have a dividend rate of 9¼% each year which are to be issued pursuant to the Bank of Scotland Scheme. Any reference to Preference Shares includes the 9¼% Preference Shares.
9¾% Preference Shares	The non-cumulative irredeemable Preference Shares which have a dividend rate of 9¾% each year which are to be issued pursuant to the Bank of Scotland Scheme. Any reference to Preference Shares includes the 9¾% Preference Shares.
Preference Shareholder	A holder of the Company's Preference Shares.
Priority Preference Shares	The Initial Preference Shares and any other Preference Shares ranking equally with the Initial Preference Shares as described in Article 4.7.
recognised clearing house	A clearing house granted recognition under the Financial Services Act 1986.
recognised investment exchange	An investment exchange granted recognition under the Financial Services Act 1986.
Register	The Company's register of members.
Registered Office	The Company's registered office.
Regulations	The Uncertificated Securities Regulations 1995.
rights (of any share)	The rights attached to the share at the time it is issued or at any later time.
Scheme	The scheme of arrangement pursuant to section 425 of the Companies Act entered into by Halifax under which Halifax Group plc became the holding company of Halifax.
Seal	The Company's Common Seal, any facsimile seal authorised under Article 130.6 or any official seal kept

Words	Definitions
	by the Company under Section 40 of the Companies Act (called a "Securities Seal").
Secretary	Any person appointed by the Directors to do work as the Company Secretary including (without limit) any deputy or assistant secretary.
share capital	This refers to the Company's authorised share capital.
shareholder	A holder of the Company's shares.
shareholders meeting	Includes both a General Meeting of the Company and a meeting of holders of any class of the Company's shares.
subsidiary	A "subsidiary undertaking", as defined in Section 258 of the Companies Act.
terms of a share	The terms on which a share is issued or such terms as subsequently amended.
Transfer Agreement	The agreement to transfer the business of Halifax Building Society to Halifax under Section 97 of the Building Societies Act 1986.
UK Listing Authority	The Financial Services Authority in its capacity as competent authority under the Financial Services Act 1986.
United Kingdom	Great Britain and Northern Ireland.
Vesting Day	The day on which the business of Halifax Building Society was transferred to Halifax in accordance with the Transfer Agreement.
working day	a day, other than a Saturday, Sunday or public holiday when banks in England are open for business.

2.2 References to "**debenture**" include "**debenture stock**" and references to a "**debenture holder**" include a "**debenture stockholder**".

2.3 Where the **Articles** refer to a person who is entitled to a share by law, this includes a person who is entitled to the share as a result of the death or bankruptcy of a **shareholder**.

2.4 Where the **Articles** refer to a share (or a holding of shares) being in *uncertificated form*, this refers to that share being an uncertificated unit of a security. Where the **Articles** refer to a share (or a holding of shares) being in *certificated form*, this refers to the share being a unit of a security title to which is evidenced by a certificate.

2.5 Words which are in the singular may also be read as being in the plural and the other way around.

2.6 Words which are in the masculine form may also be read as referring to the feminine or to other bodies or persons.

2.7 References to a "**person**" or "**people**" include any **company**, corporate body, partnership, firm, government authority, body or society (whether incorporated or not).

2.8 Any headings in the **Articles** are only included for convenience. They do not affect the meaning of the **Articles**.

2.9 When an Act or the **Regulations**, or a section of an Act or the **Regulations**, is referred to, this includes any amendment to the Act or the **Regulations** or section, as well as its inclusion or re-enactment (with or without modification) in a later Act or later Regulations.

2.10 References to an Act, the **Regulations** or the **Articles** are to the version which is current at any particular time.

2.11 Where the **Articles** give any power or authority to any person, this power or authority can be used on any number of occasions, unless the way in which the words are used does not allow this meaning.

2.12 Any word which is defined in the **Companies Act** or the **Regulations** means the same in the **Articles**, unless the **Articles** define it differently or the way in which the word is used is inconsistent with the definition given in the **Companies Act** or the **Regulations**.

2.13 Where the **Articles** say that anything can be done by passing an Ordinary Resolution, this can also be done by passing a Special Resolution or an Extraordinary Resolution.

2.14 Where the **Articles** refer to changing the **amount** of shares, this means doing any or all of the following:

- subdividing the shares into other shares with a smaller nominal amount;
- *consolidating* the shares into other shares with a larger nominal amount; and
- dividing shares which have been consolidated into shares with a larger nominal amount than the original shares had.

2.15 Where the **Articles** refer to any document being "**made effective**", this means being signed, sealed or executed in some other legally valid way.

2.16 Where the **Articles** refer to "months" or "years", these are calendar months or years.

2.17 The **Articles** which apply to fully paid shares can also apply to stock. References in the **Articles** to "**share**" or "**shareholder**" include "**stock**" or "**stockholder**".

2.18 Where the **Articles** refer to "**communication**" and "**electronic communication**", these terms have the same meaning in the **Articles** as in the Electronic Communications Act 2000. References to "**electronic communication**" include email, facsimile, CD-Rom, audio tape and telephone transmission and publication on a web site.

2.19 Where the **Articles** refer to "**address**", this includes, in relation to electronic communication, any number or address used for the purpose of the electronic communication.

SHARE CAPITAL

3 Form of the Company's Share Capital

3.1 **The Company's share capital** at the date of adoption of these **Articles** consists of 4,740,000,000 **Ordinary Shares** of 25p each, 375,000,000 **9¼% Preference Shares** of £1 each, 125,000,000 **9¾% Preference Shares** of £1 each, 200,000,000 **6$^{1}/_{8}$% Preference Shares** of £1 each, 1,000,000,000 **Preference Shares** of £1 each, 1,500,000,000 **Preference Shares** of EUR 1 each, 250,000 **Class A Perpetual Preference Shares** of £10 each and 150,000 **Class B Perpetual Preference Shares** of £10 each.

3.2 The rights of **the Company's Ordinary Shares** to income and capital are as follows:

3.2.1 *Rights to income*

Any profits of any financial year which the **Directors** or **Ordinary Shareholders** (*subject to* Article 134) decide to distribute to the **Ordinary Shareholders** in proportion to the amounts paid up on their **Ordinary Shares**. This is *subject to* the rights of any other class of shares which then exist.

3.2.2 Rights to capital

If there is a return of capital because **the Company** is wound up, **the Company's** *assets* which are left after paying its *liabilities* will be distributed to the **Ordinary Shareholders** in proportion to the amounts paid up on their **Ordinary Shares**. This is *subject to* the rights of any other class of shares which then exist.

PREFERENCE SHARES

4 The rights of the Preference Shares

4.1 **Preference Shares** can be *issued* in one or more separate series, each of which will constitute a separate class of shares. Each series will be identified in the way that the **Directors** decide, and they do not have to make any changes to the **Articles** to do this. The rights of the **Preference Shares** and the restrictions which apply to them will be determined in accordance with Articles 4 to 11 and such other Articles as are relevant.

4.2

4.2.1 The rights of the **Initial Preference Shares** to share in profits and *assets rank* ahead of the rights of any other shares. Every **Initial Preference Share** *ranks* equally with every other **Initial Preference Share**. The **Initial Preference Shares** also *rank* equally with any **Further Preference Shares**, to the extent that the terms of *issue* of those other shares say that they *rank* equally with the **Initial Preference Shares** and such shares have been *issued* in accordance with Article 4.7.

4.2.2 If the **Further Preference Shares** are *issued* on an equal basis in accordance with Article 4.7, they *rank* equally with the **Initial Preference Shares** and references to the **Initial Preference Shares** in this Article 4.2 are deemed to include references to such **Further Preference Shares**.

4.2.3 If any **Further Preference Shares** are issued and do not *rank* equally with the **Initial Preference Shares** to share in profits or *assets*, the **rights** of such **Further Preference Shares** to share in profits or *assets* will *rank* behind the **Initial Preference Shares** but will otherwise *rank* as regards the rights of any other shares as the **Directors** shall decide before the **Further Preference Shares** are first allotted. Such **Further Preference Shares** also *rank* equally with any other shares to the extent that the terms of those other shares say that they *rank* equally with the **Further Preference Shares**.

4.3 A series of **Preference Shares** will also have the particular rights which the **Directors** decide to give them. The **Directors** must decide on the particular rights before the **Preference Shares** of that series are first *allotted*. The particular rights must not, however, conflict with the provisions of Articles 4 to 11 except to the extent permitted by Article 4.10. The terms of any series of **Preference Shares** can be set out in language which reflects the substance, rather than the language, of the **Articles**.

4.4 The **Directors** can *exercise* the powers of **the Company's shareholders** under Article 14 to *consolidate* and/or divide shares in relation to the **Preference Shares**. This power is not intended to restrict the wider authority of the **Directors** to give extra rights to **Preference Shares**, or to restrict the authority given by Article 7.12.

4.5 Where Articles 4 to 11 give the **Directors** the power to decide on the particular terms to be attached to any series of **Preference Shares**, these do not have to be the same as the particular terms which are attached to any existing series of **Preference Shares**.

4.6 Unless the rights attached to any **Preference Share**, or the terms of any **Preference Share**, or the **Articles** provide otherwise, a dividend, or any other money payable in respect of a **Preference Share** can be paid to a **shareholder** in whatever currency the **Directors** decide, using an appropriate exchange rate selected by the **Directors** for any currency conversions which are required.

4.7 **The Company** may from time to time create and *issue* further **Preference Shares** (in this Article 4 called "**Additional Preference Shares**" (except for Article 4.2 where they are referred to as **Further Preference Shares**) and together with the **Initial Preference Shares** called the "**Priority Preference Shares**") which *rank* equally with (but not in priority to) the **Initial Preference Shares** as regards their rights to share in profits and *assets*. Subject to Article 10, any such **Additional Preference Shares** may either carry identical rights and restrictions to share in profits and *assets* as the **Initial Preference Shares**, the **Further Preference Shares** or any other series of **Additional Preference Shares** or rights and restrictions differing from those shares (including whether or not any dividends are required by Article 5.5 to be *declared* and paid in full on the **Additional Preference Shares**).

4.7.1

However, no such **Additional Preference Shares** may be *issued* unless:

(i) at the time of such proposed *issue* and in relation thereto the **Auditors** have reported **in writing** to **the Company** that immediately following such *issue* the aggregate *nominal amount* of the **Additional Preference Shares** to be *issued*, when added to the aggregate *nominal amount* of the **Priority Preference Shares** for the time being *in issue*, will not exceed an amount equal to 25 per cent of the **Adjusted Capital and Reserves** as defined in Article 4.9; and

(ii) the average of the profit after taxation and before extraordinary items and dividends on an annualised basis for the most recent three accounting reference periods of **the Company** to have ended prior to the date of such *issue* as shown in the **Relevant Accounts**, for each such period exceeds four and one half times the aggregate annual amount of the dividends (exclusive of any imputed tax credit available to **shareholders**) payable in the then current accounting reference period on the whole of the *issued* share capital of **the Company** which has priority to or *ranks* equally with the **Priority Preference Shares** (including any such share capital then being *issued*).

4.8 The *issue* of further shares which *rank* in priority to, or equally with the **Priority Preference Shares** in the profits or *assets* of **the Company** will be deemed to be a variation of the *special rights* attached to such shares unless the *issue* of such shares is permitted by Article 4.7. If Article 4.7 allows such an *issue*, such *issue* will be deemed not to be a change or abrogation of the *special rights* attaching to the **Priority Preference Shares**.

4.9 For the purposes of Article 4.7:-

4.9.1 "**the Adjusted Capital and Reserves**" means the aggregate from time to time of:-

- the amount *paid up* or *credited as paid up* on the *issued* share capital of **the Company**; and
- the amount standing to the credit of reserve accounts, including any *share premium account* and revaluation *reserve* and any credit balance on profit and loss account all as shown in the balance sheet from the then latest **Relevant Accounts** (the "**Balance Sheet**") but after;
  - deducting from the aggregate any debit balance on profit and loss account subsisting at the date of the **Balance Sheet** except to the extent that deduction has already been made on that account;
  - deducting any amount referable to goodwill (arising other than on consolidation) or any other intangible *asset* (as that term falls to be interpreted for the purpose of the preparation of a balance sheet in accordance with Schedule 4 to the Companies Act 1985);

- deducting an amount equal to any distribution (other than distributions to any member of the **Group**) out of the profits *accrued* prior to the date of the **Balance Sheet**, in so far as not provided for therein;
- excluding any sums set aside for future taxation (including deferred taxation);
- excluding any amounts attributable to outside interests in subsidiaries;
- making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital or *share premium account* since the date of the **Balance Sheet**; and
- making such adjustments as may be appropriate to reflect the *issue* of the **Additional Preference Shares** then to be *issued*;

4.9.2 **the Company** may from time to time change the accounting conventions on which the audited consolidated accounts are based provided that any new convention adopted complies with the requirements of the **Companies Act**;

4.9.3 the "**Group**" means **the Company** and its subsidiaries (if any) (which shall be deemed to include **Halifax Group** and **Bank of Scotland** and their respective subsidiaries in relation to any period prior to the date of adoption of these **Articles**);

4.9.4 "**Relevant Accounts**" means (i) in relation to any financial period ending after the date of the adoption of these **Articles** the audited consolidated accounts of **the Company** and its subsidiaries; and (ii) in respect of the years ended 31 December 1998, 31 December 1999 and 31 December 2000, proforma consolidated accounts of the Company and its subsidiaries prepared using merger accounting principles on the basis of the audited consolidated accounts of **Halifax Group** and its subsidiaries for the year ended 31 December 1998, 31 December 1999 and 31 December 2000, respectively, and **Bank of Scotland** and its subsidiaries for the year ended 28 February 1999, 29 February 2000 and 28 February 2001 respectively in each case as if **Halifax Group** and **Bank of Scotland** had been wholly-owned subsidiaries of **the Company** during such periods; and

4.9.5 a certificate or report by the **Auditors** as to the amount of the **Adjusted Capital and Reserves** or to the effect that a limit imposed by Article 4.7 has not been or will not be exceeded at any particular time or times shall be conclusive evidence of the amount or of that fact.

4.10 **The Company** may from time to time *issue* **Junior Preference Shares**. A series of **Junior Preference Shares** shall have such **rights** to share in the profits and *assets* of **the Company** as the **Directors** shall decide before **Junior Preference Shares** of that series are first allotted. **The Company** may also *issue* **Additional Preference Shares**, as well as **Further Preference Shares** ranking behind the **Priority Preference Shares** as regards their **rights** to share in profits or *assets*, the terms of

issue of which provide that the **Directors** may determine at any time, and without the consent of the holders of such **Preference Shares**, that the **rights** attaching to some or all of such **Additional Preference Shares** or **Further Preference Shares** to share in profits or *assets* shall be varied on such date as the **Directors** may decide so as to constitute the **Preference Shares** whose **rights** have been varied as **Junior Preference Shares**. On variation of the **rights** as referred to in the preceding sentence, the **Junior Preference Shares** shall have such **rights** as the **Directors** shall have decided before the **rights** attaching to the **Additional Preference Shares** or, as the case may be, the **Further Preference Shares** are varied (whether or not such **rights** have been decided by the **Directors** before such **Additional Preference Shares** or **Further Preference Shares** were first allotted). If the **rights** attaching to some only of the **Preference Shares** included in a series of **Preference Shares** are varied, the **Preference Shares** the **rights** of which have been varied shall form a separate series. Except to the extent that these **Articles** expressly require the consent of **shareholders** to any particular matter, the **Directors** may also decide, before any series of **Junior Preference Shares** is first allotted, that the **rights** attaching to that series of **Junior Preference Shares** may conflict with the provisions of Articles 4 to 11.

5 The rights of Preference Shares to profits

5.1 A series of **Preference Shares** shall have such **rights** to a preferential dividend as the **Directors** decide to give it. Other than in respect of the **9¼% Preference Shares**, the **9¾% Preference Shares** and the **6⅛% Preference Shares** to which Articles 5.2, 5.3 and 5.4 apply, respectively, before any **Further Preference Shares** of any particular series are first *allotted*, the **Directors** must decide the following:

- the rate or rates of the dividend, which can be fixed or variable, or how the rate or rates will be decided;
- the date or dates when the dividend will be paid;
- the dates from which dividends will begin to *accrue* and the dates they *accrue* to;
- whether the dividend will be paid in, or based on, a different currency from the currency of the **Preference Shares**;
- whether the rights to receive a dividend are *cumulative* or not;
- in relation to **Non-Cumulative Preference Shares**, whether the provisions of Articles 5.10 to 5.13 will apply; and
- any other terms and conditions relating to the dividend which must be consistent with Articles 5.2 to 5.20.

To avoid any doubt, before any **Preference Shares** of any particular series are first *allotted*, the **Directors** can make it a term or condition of those shares that they will not have a right to a dividend, or that they will only have a right to a dividend in certain circumstances (for example, only after a certain period) or only if (and to the extent) *declared* by the **Directors**, or that they will have a right on the first dividend payment date after *allotment* to a different amount of dividend than would otherwise

be paid for the period ended on that date on the basis of the rate decided by the **Directors**.

The **Preference Shares** will not have any other rights to share in **the Company's** profits.

5.2 The **9¼% Preference Shares** shall have the following rights:-

- The right to receive a fixed preferential dividend calculated at the rate of 9¼% per annum on the amounts paid up or treated (credited) as paid up on such shares. This dividend amount will be in addition to any associated tax credit available to the **shareholder**.
- The right to receive a dividend will be non-cumulative and Articles 5.10 to 5.13 will apply.
- The dividend will be in respect of the half-years ending on (and including) 28 February (or in a leap year 29 February) and 31 August in each year, payable in equal half yearly instalments in arrear on 31 May and 30 November. The dividends payable on 30 November 2001 and 31 May 2002 will be calculated on the basis that the **9¼% Preference Shares** will be deemed to have been *in issue* for the entire periods to which such dividends relate.

5.3 The **9¾% Preference Shares** shall have the following rights:-

- The right to receive a fixed preferential dividend calculated at the rate of 9¾% per annum on the amounts paid up or treated (credited) as paid up on such shares. This dividend amount will be in addition to any associated tax credit available to the **shareholder**.
- The right to receive a dividend will be non-cumulative and Articles 5.10 to 5.13 will apply.
- The dividend will be in respect of the half-years ending on and including 28 February (or in a leap year 29 February) and 31 August in each year, payable in equal half yearly instalments in arrear on 31 May and 30 November. The dividends payable on 30 November 2001 and 31 May 2002 will be calculated on the basis that the **9¾% Preference Shares** will be deemed to have been *in issue* for the entire periods to which such dividends relate.

5.4 The **6⅛% Preference Shares** shall have the following rights:-

- The right to receive a fixed preferential dividend calculated at the rate of 6⅛% per annum on the amounts paid up or treated (credited) as paid up on such shares. This dividend amount will be calculated after deducting any associated tax credit available to the **shareholder**.
- The right to receive a dividend will be non-cumulative and Articles 5.10 to 5.13 will apply.
- The dividend will be in respect of the half-years ending on (but excluding) 31 December and 30 June in each year, payable in equal half yearly instalments in arrear on 15 March and 15 September.

5.5 If, on a dividend payment date, the **Directors** consider that the profits of **the Company** which can be distributed are enough to cover the full payment of:

- dividends payable at that time on the **Preference Shares** (including any **dividend arrears** on any **Cumulative Preference Shares**); and

- all dividends which are payable at that time on any other shares whose rights say that they *rank* equally with the **Preference Shares** in sharing in profits (including any **dividend arrears** on any such shares which have rights to *cumulative dividends*),

then, *subject to* Article 5.8 and the following exceptions in this Article 5.5, the dividends on the **Preference Shares**, and on the other shares referred to in this Article 5.5, must be *declared* and paid *in full*. The exceptions are that:

- the **Directors** can decide, before a particular series of **Preference Shares** or of such other shares are first allotted, that the requirement to *declare* and pay dividends under this Article 5.5 shall not apply to that series of **Preference Shares** or such other shares; and

- if the **Directors** have not so decided but the terms of any series of **Preference Shares** or of such other shares specifically so permit, the **Directors** can, at any time after the *issue* of such **Preference Shares** or such other shares, decide that the requirement to declare and pay dividends in accordance with this Article 5.5 shall not apply from such date as the **Directors** may specify in respect of the whole or any part of that series of **Preference Shares** or of such other shares. If the **Directors** decide that such requirement to *declare* and pay any dividend in accordance with this Article does not apply in respect of part of a series of **Preference Shares** or such other shares, those **Preference Shares** or other shares in respect of which that requirement no longer applies shall form a separate series with effect from the date specified by the **Directors**.

5.6 If, on a dividend payment date, the **Directors** consider that the profits of **the Company** which can be distributed are not enough to cover payment in full of the dividends referred to in Article 5.5, then, *subject to* Article 5.8:-

- the **Directors** must firstly use any distributable profits to *declare* the dividends on the **Priority Preference Shares** and if there are not sufficient distributable profits to *declare* a reduced dividend on the **Priority Preference Shares**. This will be paid in proportion to the dividends which would have been due on each of those shares, if there had been sufficient profits. The dividend which would have been due includes any **dividend arrears** on any of those shares which have rights to *cumulative dividends*; and

- secondly, *subject to* Article 5.17, the **Directors** must use any remaining distributable profits to *declare* the dividends on the **Further Preference Shares** (other than the **Additional Preference Shares**) and if there are not sufficient distributable profits to *declare* a reduced dividend on such **Further Preference Shares**. This will be paid in proportion to the dividends which would have been due on each of those shares if there had been sufficient profits. The dividend which would have been due includes

any **dividend arrears** on those shares which have rights to *cumulative dividends*.

5.7 If it turns out that the dividends should not have been paid, either in full or in part, as set out in Articles 5.5 or 5.6, the **Directors** will not be liable for any loss which any **Preference Shareholder** might suffer as a result, as long as the **Directors** have acted in good faith.

5.8 If the **Directors** consider that paying any dividend on any **Preference Shares** would result in a breach of the *capital adequacy requirements* of the **FSA** which apply to **the Company** and/or any of its subsidiaries, none of that dividend will be declared or paid, unless the **FSA** otherwise agrees.

5.9 If any dividend, or part of a dividend, is not paid on any **Non-Cumulative Preference Shares** for any of the reasons given in Articles 5.6 and 5.8, the holders of those **Non-Cumulative Preference Shares** will not be entitled to make any claim for that dividend.

5.10 If the **Directors** have decided that this Article applies to a particular series of Non-Cumulative Preference Shares before those shares are first allotted (or these **Articles** so provide) and if the whole or part of any dividend on any Non-Cumulative Preference Shares of that series is not paid for any of the reasons given in Articles 5.6 and 5.8, or if the **Directors** have decided that the requirement to *declare* and pay dividends in accordance with Article 5.5 does not apply to a particular series of Non-Cumulative Preference Shares and a dividend is not paid in whole or in part on a dividend payment date, the **Directors** will (or may in the case of any series of Non-Cumulative Preference Shares in respect of which the **Directors** have decided before those shares are first allotted that the requirement to *declare* and pay dividends in accordance with Article 5.5 shall not apply and that the application of this Article shall not be mandatory), if the following condition is met, and as far as the **legislation** allows, allot and *issue* extra Non-Cumulative Preference Shares to the holders of those shares. However, if the **Directors** have not decided whether or not the provisions of this Article shall be mandatory and the terms of any series of Non-Cumulative Preference Shares specifically so permit, the **Directors** can, at any time after the *issue* of Non-Cumulative Preference Shares, decide that the provisions of this Article shall not be mandatory in respect of the whole or part of the dividends payable on the Non-Cumulative Preference Shares from such date as the **Directors** may specify. This Article applies to the **Priority Preference Shares**.

The condition is that there must be an amount in **the Company's** profit and loss account, or in any of **the Company's** *reserves* (including any *share premium account* and *capital redemption reserve*), which can be used for paying up the full *nominal value* of the extra **Non-Cumulative Preference Shares**, so that the extra **Non-Cumulative Preference Shares** can be *allotted* and *issued*.

The amount of unpaid dividend is called "the unpaid amount" in this Article 5. The extra **Non-Cumulative Preference Shares** will be credited as fully paid. The total *nominal value* of the extra **Non-Cumulative Preference Shares** to be *allotted* and *issued* will be equal to the unpaid amount, after (in the case of the **$6^1/_8$% Preference Shares**) deducting any associated tax credit, multiplied by a set amount (the "**multiple**"), or worked out by using a formula. *Subject to* the last paragraph of this Article 5.10, the **Directors** will decide on the amount or formula before *allotting* the

extra **Non-Cumulative Preference Shares**. The extra **Non-Cumulative Preference Shares** will be *allotted* and *issued* when the unpaid amount was due to be paid.

In relation to the **9¼% Preference Shares**, the **9¾% Preference Shares** and **the 6$^{1}/_{8}$% Preference Shares**, the multiple to be used to calculate the *nominal value* of the extra **Non-Cumulative Preference Shares** to be *allotted* and *issued* will be:-

- in relation to the **9¼% Preference Shares** and **9¾% Preference Shares**, 4/3 and the resulting product will be rounded down to the nearest £1.
- in relation to the **6$^{1}/_{8}$% Preference Shares**, 10/9 and the resulting product will be rounded down to the nearest £1.

5.11 To pay up in full the extra **Non-Cumulative Preference Shares** referred to in Article 5.10, the **Directors** will:

- *capitalise* from the *reserves* a sum equal to the total *nominal value* of the extra **Non-Cumulative Preference Shares**;
- set the sum aside for the holders of **Non-Cumulative Preference Shares** on the **Register** at the close of business on the record date for the relevant dividend (or another date if the **Directors** consider it appropriate) and use that sum to pay up in full the extra **Non-Cumulative Preference Shares**; and
- *allot* and *issue* the extra **Non-Cumulative Preference Shares** to the holders of the **Non-Cumulative Preference Shares** entitled to them.

5.12 The extra **Non-Cumulative Preference Shares** referred to in Article 5.10 will:

- be in the same currency as;
- have the same rights and restrictions as; and
- *rank* equally with

the **Non-Cumulative Preference Shares** on which the dividend could not be paid in cash or, in the case of Non-Cumulative Preference Shares to which an exception in Article 5.5 applies, a dividend has not been *declared* and paid, but the recipients of the extra Non-Cumulative Preference Shares will not have any right to receive in cash and any part of the dividend which has not been paid.

5.13 The **Directors** must call a General Meeting of **the Company's shareholders** if **the Company** cannot *allot* and *issue* the extra **Non-Cumulative Preference Shares** referred to in Article 5.10 because:

- there is not enough *authorised share capital*; and/or
- they are not authorised to *allot* enough **Non-Cumulative Preference Shares** under Section 80 of the **Companies Act**.

The **Directors** will propose resolutions at that meeting to increase the *authorised share capital*, and/or to grant the **Directors** the necessary authority to *allot* the extra **Non-Cumulative Preference Shares**.

5.14 The **Directors** can do anything which they think is necessary or convenient to carry out what is required by Articles 5.10 to 5.13.

5.15 If the day when dividends are payable on any **Preference Shares** is not a **working day**, the dividend will be paid on the next **working day**. There will be no interest or other payment for any delay.

5.16 Without prejudice to Articles 5.2, 5.3 and 5.4, when **the Company** has to work out a dividend on any **Preference Shares** for less than or more than a full dividend period, the daily dividend rate will be worked out by dividing the yearly dividend rate by 365 days. This daily rate will then be multiplied by the actual number of days which have passed in that period to give the amount payable for the relevant period. The **Directors** can, however, decide before any **Preference Shares** of any particular series are first *allotted* that a different amount should be paid on those **Preference Shares** on the first dividend payment date after *allotment*.

5.17 In the circumstances set out below and in relation to shares (whether **Preference Shares** or other shares) which *rank* equally with or behind the shares referred to in the circumstances below, **the Company** cannot:

- *redeem*, reduce, buy or otherwise acquire in any other way, any series of **Preference Shares** or any other shares which *rank* equally with, or behind, the **Preference Shares** in sharing in the *assets* of **the Company** and **the Company** may not set aside any sum nor establish any *sinking fund* for their *redemption*, reduction, purchase or acquisition; or

- *declare*, or set aside any sum for the payment of, any dividends on any series of **Preference Shares** or any other shares of **the Company** which *rank* equally with, or behind, the **Preference Shares** in sharing in **the Company's** profits, except as allowed by Article 5.18.

The Company cannot do any of these things if, in relation to all other series of **Preference Shares** and any other shares of **the Company** which *rank* equally with the **Preference Shares** and which have the benefit of the provisions of this Article and which, in either case, are shares to which the requirement to *declare* and pay dividends in accordance with the provisions of Article 5.5 applies:

- all dividends on **Cumulative Preference Shares** (including any **dividend arrears**) have not been fully paid, or a sum has not been set aside for full payment; or

- the dividends on **Non-Cumulative Preference Shares** have not been fully paid, or a sum has not been set aside for full payment, or, if the **Directors** have decided that the provisions of Articles 5.10 to 5.13 will apply to a particular series of **Non-Cumulative Preference Shares** or the Articles provide that this is the case, the extra **Non-Cumulative Preference Shares** have not been *allotted* and *issued* in accordance with those Articles 5.10 to 5.13, in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the **Directors** decided on before the relevant **Non-Cumulative Preference Shares** were first *allotted* or that is/are provided for in these Articles.

In addition, in the circumstances set out below and in relation to shares (whether **Preference Shares** or other shares) which *rank* equally with or behind the shares referred to in the circumstances below, **the Company** cannot:

- *redeem*, reduce, buy or otherwise acquire in any other way, any series of **Preference Shares** (or any other shares of **the Company** which *rank* equally with such **Preference Shares**) (a) which are shares in respect of which an exception to Article 5.5 applies and which *rank* equally with or (b) which, other than any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004, *rank* behind, the **Preference Shares** referred to in the circumstances below in sharing in the assets of **the Company** and **the Company** may not set aside any sum or establish any *sinking fund* for their *redemption*, reduction, purchase or acquisition; or

- *declare*, or set aside any sum for the payment of, any dividends on any series of **Preference Shares** (or any other shares of the Company which *rank* equally with such **Preference Shares**) (a) which are shares in respect of which an exception to Article 5.5 applies and which rank equally with or (b) which, other than any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004, *rank* behind, the **Preference Shares** referred to in the circumstances below in sharing in the profits of **the Company**, except as allowed by Article 5.18.

The Company cannot do any of these things if, in relation to all other series of **Preference Shares** (and any other shares of **the Company** which *rank* equally with the **Preference Shares** and which have the benefit of the provisions of this Article) in respect of which, in either case, an exception to Article 5.5 applies:

- the **Directors**, in their discretion (and not because of Article 5.8 or the absence of profits of **the Company** which can be distributed) have decided not to *declare* a dividend, in whole or in part; or

- where the **Directors** have decided that the provisions of Articles 5.10 to 5.13 will apply to a particular series of Non-Cumulative Preference Shares, or the **Articles** provide that this is the case, and in either case the application of Articles 5.10 to 5.13 is not mandatory, the **Directors** have decided not to allot and *issue* the extra Non-Cumulative Preference Shares in accordance with those Articles 5.10 to 5.13,

in each case, on the dividend payment date or dates (if any) or in respect of the dividend period or periods which the **Directors** decided on before the relevant **Preference Shares**, or other such shares, were first allotted or that is/are provided for in these **Articles**.

In the case of **the Company** declaring, or setting aside any sum for the payment of, any dividends on any series of **Preference Shares** which are issued in satisfaction of an obligation existing on 27 April 2004 and which *rank* behind the **Preference Shares** or other shares of **the Company** in sharing in **the Company's** profits, unless the **Directors** decide otherwise before **Preference Shares** of that series are first allotted, the amount of the profits of **the Company** which can be distributed and can be *declared* for the purposes of Articles 5.5 and 5.6, or set aside, shall be calculated on the basis that the amount of the profits of **the Company** which can be distributed has been reduced by the amount which would have been *declared* and paid on the **Preference Shares** or other shares of **the Company** ranking in priority to the series of **Preference Shares** which have been issued in satisfaction of the

obligation referred to above had dividends been *declared* and paid in full on those **Preference Shares** or other shares of **the Company**.

5.18 Nothing in Articles 4 to 11 stops the **Directors** paying a special dividend of up to one penny per share if they consider that this is necessary to allow any of **the Company's** shares to continue to be classed as "wider range investments" as defined in the Trustee Act 2000.

5.19 **The Company** will pay dividends on any *redeemable* **Preference Shares** on the Redemption Date on which they are due to be *redeemed*. If the Redemption Date on which those **Preference Shares** are due to be *redeemed* is not a dividend payment date, the dividend will *accrue* to that Redemption Date and will be calculated as provided in Article 5.16. The meaning of "**Redemption Date**" is given in Article 7.3. The payment restrictions in Articles 5.6, 5.8 and 5.17 will apply to the payment. Otherwise this Article 5.19 applies despite anything else in Articles 4 to 11.

5.20 This Article applies to any **Preference Shares** which are *allotted* with the right to receive dividends in, or based on, a different currency from the currency of the **Preference Shares**. In the terms of the **Preference Shares**, the **Directors** can allow a dividend on the shares paid under Article 5.18 to be paid in a different currency from the currency of the **Preference Shares**.

6 The rights of Preference Shares to capital

6.1 If capital is returned or any *assets* are distributed to **shareholders** for any reason (including **the Company** being *wound up*), each **Priority Preference Share** will *rank* equally with every other **Priority Preference Share**, and with any other shares whose terms say that they *rank* equally with them, in sharing in **the Company's** *assets*. The **Priority Preference Shares** and any other shares whose terms say that they rank equally with them will *rank* ahead of all other shares in sharing in **the Company's** *assets*. In these circumstances the other **Preference Shares** will *rank* behind the **Priority Preference Shares** but will (unless their terms provide otherwise) *rank* equally with each other and with any other shares whose terms say that they *rank* equally with them in sharing in **the Company's** *assets* and will *rank* ahead of all other shares in sharing in **the Company's** *assets*. These provisions will not apply where **the Company** returns capital by *redeeming* or buying back any class of shares. If there is a return of capital to which this Article applies, each holder of a **Preference Share** will be entitled to receive. all of the following from **the Company's** *assets* which can be distributed to its **shareholders**:

- repayment of the amount paid up on the **Preference Share**, or the **amount** treated as paid up on the **Preference Share**;
- any *premium* which was paid or treated as paid when the **Preference Share** was *issued*;
- the amount of any dividend which is due for payment on, or after, the date the *winding up* commenced, or the date capital was returned in any other way, which is payable for a period ending on or before that date;
- any **dividend arrears** on any **Cumulative Preference Shares** held by him; and

- a proportion of any dividend if the dividend period began before the *winding up* commenced, or capital was returned in any other way, but ends after that date. The proportion will be the amount of the dividend that would otherwise have been payable for the period which ends on that date. This applies even if the dividend has not been *declared* or earned.

6.2 If there is a return of capital or distribution of *assets* to which Article 6.1 applies, and there is not enough to pay the **amounts** due on the **Preference Shares** and on any other shares whose rights say that they *rank* equally with them in sharing in **the Company's** *assets*, then:-

- the holders of the **Priority Preference Shares** and the holders of those other shares which *rank* equally with them will share what is available in proportion to the **amounts** to which they are entitled. The holders of the **Priority Preference Shares** and the holders of those other shares will be given preference over the holders of other classes of shares which *rank* behind them in sharing in **the Company's** *assets*; and
- to the extent that there are then any *assets* remaining, the holders of any **Further Preference Shares** (other than the **Additional Preference Shares**) and the holders of any other shares whose rights say they *rank* equally with such **Further Preference Shares** will share what is available in proportion to the **amounts** to which they are entitled and in accordance with their respective priorities. The holders of such **Further Preference Shares** and the holders of those other shares will be given preference over the holders of other classes of shares which *rank* behind them in sharing in **the Company's** *assets*.

6.3 No **Preference Share** gives any other right to share in **the Company's** *assets*.

7 Redeeming Preference Shares

7.1 **The Company** can *redeem* each series of **Preference Shares** (other than the **9¼% Preference Shares** and **9¾% Preference Shares**) in the way set out in Article 7 *subject to* the **legislation** and Article 5.17. A particular series of **Preference Shares** cannot, however, be *redeemed* if the Articles so provide or the **Directors** have decided, before the **Preference Shares** of that series have been first *allotted*, that the **Preference Shares** of that series cannot be *redeemed*.

7.2 When a **Preference Share** is *redeemed*, the following will be paid for each **Preference Share**:

- the amount of the *nominal value* paid up on the **Preference Share**, or the amount of the *nominal value* treated as paid up on it;
- any dividend which has *accrued* on the Redemption Date on which the **Preference Share** is due to be *redeemed* if the **Directors** have decided before any **Preference Shares** of that series were first *allotted* that such dividend should be paid when that share is redeemed or the Articles so provide; and
- any *premium* paid when the **Preference Share** was *issued*, if the **Directors** have decided before any **Preference Shares** of that series were first

allotted that this *premium* should be paid when that share is *redeemed* or the Articles so provide.

The payment will be in the currency in which the **Preference Share** is denominated unless the **Directors** decide otherwise.

The meaning of "**Redemption Date**" is given below.

7.3 In order to *redeem* some or all of the **Preference Shares** of a particular series on a Redemption Date applicable to that series, **the Company** will give the holders of that particular series of **Preference Shares** notice **in writing** containing the information required by Article 7.5 (a "**Redemption Notice**").

For holders of **Preference Shares** with a fixed rate of dividend, the Redemption Notice must be given at least 30 days before the Redemption Date, but not more than 60 days before. For holders of **Preference Shares** with a variable rate of dividend, the Redemption Notice must be given at least 20 days before the Redemption Date, but not more than 60 days before.

Subject to the last paragraph of this Article 7.3, unless the **Directors** decide otherwise before **Preference Shares** of that series are first *allotted* the Redemption Date for a series of **Preference Shares** will be any date, which falls on or after the date the **Directors** have chosen as the first date on which the **Preference Shares** of that series can be *redeemed* (the "**first Redemption Date**") before any **Preference Shares** of that series were first *allotted*. The first Redemption Date for any series of **Preference Shares** must not be less than five years and one day after the **Preference Shares** of that series were first *allotted*. The **Directors** may also decide before any **Preference Shares** of a particular series are first *allotted* that any Redemption Date for that particular series after the first Redemption Date will only occur:

- at specified intervals after the first Redemption Date;
- after a period following the Redemption Date which precedes it; or
- on particular dates.

For any series of **Preference Shares** which is first *allotted* as *redeemable* preference shares after Section 159A of the **Companies Act** comes into force, the **Directors** may, before that series is first *allotted*, in addition to, or instead of, the dates referred to earlier in Article 7.3:

- fix a date when the shares will be, or may be, *redeemed*;
- fix a date by which the shares will be, or may be, *redeemed*; and/or
- fix dates between which the shares will be, or may be, *redeemed*.

Subject to the provisions of the **Companies Act** and all other laws and regulations applying to **the Company**, **the Company** may, at its option, *redeem* the **$6^1/_8$%** **Preference Shares** on the first dividend payment date after 19 April 2024 or any fifth anniversary thereafter. The *redemption* payment will be £1 per **$6^1/_8$%** **Preference Share** to be redeemed and an amount equal to the accrued but unpaid dividend in respect of the period from the dividend payment date preceding the date fixed for redemption.

7.4 If **the Company** is only going to *redeem* some of a series of **Preference Shares**, it will arrange for a draw to decide which **Preference Shares** to *redeem* on such basis as the **Directors** consider appropriate at the time. This will be drawn at the **Registered Office** or at any other place which the **Directors** decide on. The **Auditors** must be present at the draw.

7.5 A Redemption Notice must state:

- the Redemption Date on which the **Preference Shares** are due to be *redeemed*;
- the number of **Preference Shares** which are to be *redeemed*;
- the *redemption* payment (specifying details of the amount of any dividend which may have *accrued* but is unpaid, which will be included in the *redemption* payment if the **Directors** have decided before any **Preference Shares** of that series were first *allotted* that such dividend should be paid when the shares are redeemed);
- the place or places where documents of title for the **Preference Shares** must be presented and surrendered, and where the *redemption* payment will be made, in the case of **Preference Shareholders** who hold their **Preference Shares** in *certificated form*; and
- details of the *issuer-instruction* to be sent to the *relevant system* by **the Company** requesting the deletion of the entries in the *relevant system* relating to the relevant **Preference Shares**, in the case of **Preference Shares** held in *uncertificated form*.

Any Redemption Notice to be sent to holders of **6$^{1}/_{8}$% Preference Shares** will be sent not less than 30 days nor more than 60 days before the Redemption Date.

On the relevant Redemption Date, **the Company** will *redeem* the relevant **Preference Shares**. This is *subject to* the other provisions of Article 7 and also to the **legislation**. If the Redemption Notice is defective in any way, or not given properly, the *redemption* will still be valid.

7.6 Unless the terms of *issue* provide otherwise, the *redemption* payment will be made by:

- a cheque drawn on any bank in London; or
- a transfer to an account held by the person to be paid at any bank in London, if the holder or joint holders has or have requested this before the date given in the Redemption Notice; or
- any other method which the **Directors** may decide on and which is specified in the Redemption Notice.

7.7 In the case of **Preference Shares** held in *certificated form*, payment will be made when the relevant share certificate is presented and surrendered at the place, or any of the places, stated in the Redemption Notice. If a certificate is for more **Preference Shares** than are to be *redeemed*, **the Company** will send a certificate for the balance. This certificate will be sent within 14 days of *redemption* to the registered holder, or to the first-named joint holder, free of charge, but at the holder's risk.

In the case of **Preference Shares** held in *uncertificated form*, payment will made when **the Company** has received confirmation from the *relevant system* of the deletions of the relevant entries on the *relevant system*.

7.8 All *redemption* payments will be made after complying with any tax laws, and any other laws, which apply.

7.9 The dividend on any **Preference Shares** which are to be *redeemed* will stop *accruing* from the date on which the *redemption* payment is due. But if the *redemption* payment is wrongly withheld or refused after it has become due, the dividend will be treated as continuing to *accrue*. This will be at the rate or rates which would have applied without the *redemption*, and will apply from that date until the day the *redemption* payment is made. The **Preference Shares** will not be treated as having been *redeemed* until the *redemption* payment has been made.

7.10 If the date on which the *redemption* payment is due is not a **working day**, then the payment will be made on the next **working day**. There will be no interest or other payment for the delay.

7.11 If the holder of any **Preference Share** which is being *redeemed* gives **the Company** a receipt for the *redemption* payment, or if the law treats him or her as giving a receipt, this will establish conclusively that **the Company** has carried out its obligation completely. If a **Preference Share** is held jointly, this will apply to any receipt, or anything the law treats as a receipt, from the first-named joint holder.

7.12 *Subject to* any restrictions in the **Companies Act**, if **the Company** *redeems* or buys back any **Preference Shares**, the **Directors** can do either or both of the following things relating to the share capital representing the **Preference Shares**:

- change the *nominal amount* of **Preference Shares** into **Preference Shares** of a larger or smaller *nominal amount*; or
- convert this capital into shares of any other class of **share capital** in the same currency which exists at the time, or into unclassified shares in the same currency, with as near as possible the same total *nominal amount*.

Article 14 will apply to any change to the amount of **Preference Shares** which is carried out under Article 7.12.

7.13 **The Company** cannot *redeem* any **Preference Shares** unless it has received the prior consent of the **FSA** (if **the Company** is required to obtain such consent). If the **FSA** does consent to any redemption, it may impose any conditions at the time it gives the consent with which **the Company** must comply.

8 The voting rights of Preference Shares

8.1 *Subject to* Article 8.2, the holders of any series of **Preference Shares** are entitled to receive notice of General Meetings, and to attend, speak and vote at General Meetings, if any of the following apply:

- a resolution is going to be proposed at the meeting which would vary or *abrogate* the rights and restrictions attached to that series of **Preference Shares**. In this case, they are only entitled to speak to and vote on this resolution; or

- a resolution is going to be proposed at the meeting to *wind up*, or in relation to the winding up of, **the Company**. In this case they are only entitled to speak to and vote on this resolution; or

- any other circumstances have arisen which the Articles provide or the **Directors** decided before the **Preference Shares** of that series were first *allotted*, would give the **Preference Shareholders** of that series a right to attend and speak and vote at meetings.

Notwithstanding the provisions above the holders of the **9¼% Preference Shares** and **9¾% Preference Shares** are entitled to receive notice of, and to attend General Meetings. They can only vote in the circumstances set out above.

8.2 If, on the dividend payment date which occurs immediately before the date of notice of any General Meeting of **the Company**, a dividend for the relevant series of **Preference Shares** has not been *declared* and paid in cash in full or, in the case of a series of **Non-Cumulative Preference Shares** to which the **Directors** have decided that the provisions of Articles 5.10 to 5.13 will apply (other than the **9¼% Preference Shares** and **9¾% Preference Shares**), the extra **Non-Cumulative Preference Shares** have not been *allotted* and *issued*, the holders of the **Preference Shares** of that series will be entitled to speak and vote on all resolutions proposed at that meeting. These rights of the holders of the **Preference Shares** of the relevant series will continue until, in the case of **Cumulative Preference Shares, the Company** has paid all unpaid dividends in full or, in the case of **Non-Cumulative Preference Shares**, payment of dividends has been resumed in full or, if the provisions of Articles 5.10 to 5.13 apply, (other than in respect of the **9¼% Preference Shares** and **9¾% Preference Shares**) the extra **Non-Cumulative Preference Shares** have been *allotted* and *issued*.

8.3 The **Preference Shareholders** of any series can also require there to be a General Meeting if the Articles provide or the **Directors** have decided, before the **Preference Shares** of that series were first *allotted*, that those **Preference Shareholders** can do this. The **Directors** can decide when and how those **Preference Shareholders** can do this. If those **Preference Shareholders** require there to be a General Meeting in this way, the **Directors** must call the meeting as soon as it is practicable to do so.

8.4 Unless the **Directors** decide otherwise before **Preference Shares** of any series are first *allotted*, if a **Preference Shareholder** of that series who attends personally or a *proxy* (other than the chairman of the meeting in his capacity as a *proxy*) or a *company representative* in each case who is present in person, will have one vote on a *show of hands*. If there is a *poll*, a **Preference Shareholder** of any series who attends personally, or who appoints a *proxy* or a *company representative*, will have such number of votes for such amount of *nominal value* of **Preference Shares** of the series of which he or she is the holder as the **Directors** shall decide before the **Preference Shares** of that series are first *allotted* or in accordance with Article 8.5. Other provisions in the **Articles** relating to voting rights will also apply to **Preference Shareholders**.

8.5 If there is a *poll* in relation to a resolution on which a holder of **Priority Preference Shares** is entitled to vote, the holders of **9¼% Preference Shares**, the **9¾ Preference Shares** and the **6⅛% Preference Shares** shall in the circumstances

referred to in Article 8.4 have one vote for each £1 of *nominal value* of those series of **Preference Shares** held by him.

9 Buying back Preference Shares

The Company can buy back any **Preference Shares** which have been *issued*, on the terms and conditions decided on by the **Directors**. The **Preference Shares** can be bought back:

- through the market;
- by tender (which will be available to all holders of **Preference Shares** alike); or
- if the **Directors** decide before the **Preference Shares** of any particular series are first *allotted*, by private arrangement.

The **Directors** must comply with the **legislation** and, if it applies, with Article 5.17.

10 Varying the rights of Preference Shares

10.1 The rights of the holders of any series of **Preference Shares** will be regarded as being varied or *abrogated* if:

- the **Directors** seek to authorise, create or increase the **amount** of any class of shares, or other securities which can be converted into any class of shares, which *rank* ahead of the **Preference Shares** of the relevant series in sharing in the profits or *assets* of **the Company**, other than a series of **Junior Preference Shares** if, and to the extent that, the **Directors** have so decided before **Junior Preference Shares** of that series are first allotted that the provisions of this sub-paragraph shall not apply to such **Junior Preference Shares**;
- immediately following a *capitalisation* of any *reserves* which are capable of being distributed to **shareholders** (other than in the case of distributable *reserves* which are being *capitalised* for the purposes of *allotting* and *issuing* extra **Ordinary Shares** to **Ordinary Shareholders** as permitted under Article 144 or for the purposes of *allotting* and *issuing* extra **Non-Cumulative Preference Shares** to **Preference Shareholders** as permitted under Article 5.10), the *reserves* which are held by **the Company** and its **subsidiaries** and are capable of being distributed would amount, in total, to less than a multiple (which in the case of the **Priority Preference Shares** is ten), decided on by the **Directors** before the **Preference Shares** of the relevant series are first *allotted*, of the total annual amount of any dividends payable in respect of all **Preference Shares** *in issue* at the time of that *capitalisation*;
- any other series of **Preference Shares** or any other class of shares of **the Company** which is to *rank* equally with the relevant series of **Preference Shares** in some or all respects is created or *issued* or any securities are created or *issued* which are convertible into **Preference Shares** or those other shares, if, where the **Preference Shares** of the relevant series are **Cumulative Preference Shares**, the dividend payment on those **Preference Shares** (including any **dividend arrears**) has not been paid in full or, where the **Preference Shares** of the relevant series are **Non-**

Cumulative Preference Shares, the dividend payment on the **Preference Shares** of the relevant series has not been paid in full on the dividend payment date which occurs immediately before the creation or *issue* of those shares or securities or, in the case of **Non-Cumulative Preference Shares** to which the **Directors** have decided (or the Articles provide) that the provisions of Articles 5.10 to 5.13 will apply if the extra **Non-Cumulative Preference Shares** have not been *allotted* and *issued* in respect of that dividend payment; or

- any resolution is passed for the reduction of the amount of capital paid up on the **Preference Shares** of the relevant series.

Accordingly, unless the **Directors** decide otherwise before **Preference Shares** of any particular series are first *allotted*, these events can only take place if:

- holders of at least three quarters in *nominal value* of all **existing Preference Shares** of the relevant series agree **in writing**; or
- an *Extraordinary Resolution*, passed at a separate meeting of the holders of the **existing Preference Shares** of the relevant series approves the proposal in accordance with Article 47.3.

Subject to section 125 of the Companies Act, in the case of the **9¼% Preference Shares** and **9¾% Preference Shares**, the agreement in writing of the holders of a majority in nominal value of, or the approval of an ordinary resolution passed at a meeting of holders of the relevant class(es) of **Priority Preference Shares** is sufficient.

Whenever the rights attached to **existing Preference Shares** of any particular series differ from the rights attached to **existing Preference Shares** of any other series and some matter arises which would amount to a variation or abrogation of the rights attached to all the **Preference Shares** of those series, if the effect of that variation or abrogation on all the **Preference Shares** of those series is, in the opinion of the **Directors**, substantially the same, the rights attached to all the **Preference Shares** of those series may be varied or *abrogated* by the agreement **in writing** of the holders of at least three quarters in *nominal value* of all the **Preference Shares** of those series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**) or with the approval of any *Extraordinary Resolution*, passed at a separate meeting of the holders of all the **Preference Shares** of those series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**). Whenever this provision applies, all the holders of the **Preference Shares** of the relevant series (other than the **9¼% Preference Shares** and the **9¾% Preference Shares**) shall be treated as holding **Preference Shares** of a single class. Subject to section 125 of the Companies Act, a separate meeting of the holders of each of the **9¼% Preference Shares** and **the 9¾% Preference Shares** must approve the proposal by the passing of an ordinary resolution at each such meeting of the relevant class or the holders of the majority in *nominal value* of each of these classes of **Preference Shares** must agree **in writing**.

However, this does not of itself restrict **the Company's** ability to *redeem*, or buy back, any shares before returning *assets* to **Preference Shareholders**.

10.2 *Subject to* Article 10.1 and unless the **Directors** decide otherwise before the **Preference Shares** of any particular series are first *allotted*, the *special rights* which apply to those **Preference Shares** will not be varied if:

- any other series of **Preference Shares** is created or *issued*;
- any other shares are created or *issued* which *rank* equally with, or behind, the **Preference Shares** in sharing in **the Company's** profits or *assets*; or
- **the Company** *redeems* or buys back any of its shares which *rank* equally with, or behind, those **Preference Shares** in sharing in **the Company's** profits or *assets*.

For the avoidance of doubt, any shares of any other class which are created or *issued* which *rank* equally with the **Preference Shares** in sharing in **the Company's** profits or *assets* may have the benefit of the rights set out in Article 5.17.

10.3 If a new series of **Preference Shares**, or any other class of shares, is created, or *issued*, which *ranks* equally with the **existing Preference Shares** in sharing in the profits or *assets* of **the Company**, these can either have the same rights as, or different rights from, **existing Preference Shares**. This will not, of itself, be treated as varying or abrogating the rights of the **existing Preference Shares**. For example:

- the rate of the dividend on the shares can be different;
- the way that the dividend is worked out can be different including without limitation whether the dividend is cumulative or non-cumulative and whether Articles 5.10 to 5.13 apply and whether the requirement to *declare* and pay dividends in full under Article 5.5 applies;
- the payment dates for dividends can be different;
- the date from when the shares are entitled to dividends can be different;
- the *premium* may or may not be paid if capital is returned on the shares;
- **the Company** can *redeem* the new shares or they can be *non-redeemable*;
- if **the Company** can *redeem* the new shares, the *redemption* can be on different dates, and on different terms, from those which apply to the **existing Preference Shares**;
- the new shares can be converted (on the terms and conditions set before the new shares are first *allotted*) into **Ordinary Shares**, or into any other class of shares which *rank* equally with, or behind, the **existing Preference Shares** in sharing in the profits or *assets* of **the Company**;
- the new shares and dividends payable in respect of those shares can be in any currency or denomination; and/or
- the new shares can be in any basket of currencies if the **legislation** allows.

11 Converting Preference Shares into other shares

11.1 If any **Preference Shares** are *issued* which can be converted into **Ordinary Shares**, or into any other class of shares which *rank* equally with, or behind, **existing Preference Shares** in sharing in the profits and *assets* of **the Company**, these are

called "**Convertible Preference Shares**". If the Convertible Preference Shares become due to be converted, the **Directors** can decide that they will be converted as set out in Article 11.2 or in any other way which the **legislation** allows.

11.2 The **Directors** can decide to *redeem* any Convertible Preference Shares at their *nominal value*. The *redemption* must be made out of the proceeds of a fresh *issue* of **Ordinary Shares** or any other shares into which they can be converted and the following will apply:

- the Convertible Preference Shares will give their holders the right and obligation to *subscribe for* the number of **Ordinary Shares**, or other shares, set by the terms of the Convertible Preference Shares;
- the new shares will be *subscribed for* at the *premium* (if any) which is equal to the *redemption* money, less the *nominal amount* of the new shares. If the Convertible Preference Shares are not in sterling, the **Directors** will decide on the equivalent amount of sterling to work out the *premium*;
- each holder of Convertible Preference Shares will be treated as authorising and instructing the **Secretary**, or anybody else the **Directors** decide on, to *subscribe for* the shares in this way, and to borrow money in anticipation of the *redemption* of the Convertible Preference Shares. This cannot be *revoked*; and
- if a holder of Convertible Preference Shares converts them, or if someone does this for him or her, he or she will be treated as authorising and instructing the **Directors** to pay his or her *redemption* money to the **Secretary**, or anybody else the **Directors** decide on, and to subscribe for the new shares. If the *redemption* money is not in sterling, the **Directors** can decide how this is to be converted into sterling before being paid.

12 The power to increase capital

The Company's shareholders can increase **the Company's share capital** by passing an *Ordinary Resolution*. This resolution will fix the amount of the increase, the *nominal amount* of the new shares and the currency or currencies of the shares.

13 Application of the Articles to new shares

Subject to the terms of *issue* of new shares, the provisions of the **Articles** will apply to new shares in the same way as if they were part of **the Company's** existing **share capital**.

14 The power to change capital

The Company's shareholders can pass *Ordinary Resolutions* to do any of the following:

- *consolidate*, or *consolidate* and then divide, all or any of its **share capital** into shares of a larger *nominal amount* than the **existing shares**;
- cancel any shares which have not been taken, or agreed to be taken, by any person at the date of the resolution and reduce the amount of **the Company's share capital** by the **amount** of the cancelled shares; and

- divide some or all of its shares into shares of a smaller *nominal amount* than the **existing shares**. This is *subject to* any restrictions in the **Companies Act**. The resolution may provide that, as between the holders of the divided shares, different **rights** and restrictions of a kind which **the Company** can apply to new shares may apply to different divided shares.

15 Fractions of shares

If any shares are *consolidated*, the **Directors** have power to deal with any fractions of shares which result from the consolidation. If the **Directors** decide to sell any shares representing fractions, they can do so for the best price reasonably obtainable and distribute the net proceeds of sale among *members* in proportion to their fractional entitlements. The **Directors** can sell those shares to any person (including **the Company**, if the **legislation** allows this) and can authorise any person to transfer those shares to the buyer. The buyer does not need to take any steps to see how any money he is paying is used and his ownership will not be affected if the sale was irregular or invalid in any way.

16 The power to reduce capital

Subject to the terms of any **Preference Shares** *in issue*, **the Company's shareholders** can pass *Special Resolutions* to do any of the following:

- reduce its **share capital** in any way; and
- reduce any *capital redemption reserve* or *share premium account* in any way.

17 Buying back shares

Subject to the terms of any **Preference Shares** *in issue*, **the Company** can buy back, or agree to buy back in the future, any shares of any class (including *redeemable* shares), if the **legislation** allows this. However, if **the Company** has **existing shares** which are convertible into other shares which are *equity securities* of the class to be purchased, then **the Company** can only buy back *equity securities* of that class if either:

- the terms of *issue* of the convertible shares permit **the Company** to buy back *equity securities*; or
- the buy-back or agreement to buy back has been approved by an *Extraordinary Resolution* passed by the holders of the convertible shares.

17A Share warrants to bearer

17A.1 **The Company** can, under the powers given by, and *subject* to the provisions of, the **Companies Act**, *issue* share warrants to bearer in respect of any *fully paid shares*. Accordingly, the **Directors** can, whenever they consider it appropriate and upon receipt of an application in **writing** by the person for the time being named in or entitled to be entered in the **Register** as a holder of the shares in respect of which the warrant is to be issued, *issue* a warrant stating that the bearer of the warrant is entitled to the shares specified in the warrant and can provide for the payment of future dividends or other moneys in respect of the shares included in such warrant by way of coupons or otherwise.

17A.2 *Subject* to the provisions of this Article 17A and the **Companies Act**, the bearer of a warrant shall be deemed to be a *member* of **the Company** and shall be entitled to the

same privileges and advantages as he would have had if his name had been included in the **Register** as the holder of the shares specified in the warrant.

17A.3 **The Company** shall not permit more than one person to be the holder of a warrant.

17A.4 No person shall, as the bearer of a warrant, be entitled (a) to sign a *requisition* by **shareholders** to call a **shareholders meeting** or to give notice of intention to submit a resolution to a **shareholders meeting**, or (b) to attend or vote, personally or by his *proxy*, or *exercise* any privilege as a *member* at a **shareholders meeting**, unless he has deposited his warrant, in case (a), before or at the time of lodging such *requisition* or giving such notice of intention as aforesaid or, in case (b), at least three days before the day fixed for the shareholders meeting, at the **Registered Office** or at such other place as may be specified in the notice of the **shareholders meeting**, and unless the warrant remains so deposited until after the **shareholders meeting** and any adjournment of it has been held.

17A.5 **The Company** shall deliver a certificate to any person who deposits a warrant at the **Registered Office** or at such other place as may be specified in a notice of a **shareholders meeting** as described in Article 17A.4. The certificate shall state such person's name and address and describe the shares included in the warrant so deposited and state the date of *issue* of the certificate. The certificate shall entitle such person, either personally or by *proxy*, to attend and vote at any **shareholders meeting** at which he is entitled to attend and vote held within three months from the date of the certificate and prior to the return of the certificate to the **Company** under Article 17A.6 in the same way as if he were the registered holder of the shares specified in the certificate.

17A.6 Upon the return of the certificate to **the Company**, the bearer of the certificate shall be entitled to the return of the warrant in respect of which the certificate was given.

17A.7 The **Directors** can from time to time make such other arrangements as they think fit, in addition to or in place of the arrangements referred to in Articles 17A.4 and 17A.5, for a person entitled to a warrant held through a ***recognised clearing house*** to *exercise* the **rights** of the bearer of the warrant in relation to **shareholders meetings**.

17A.8 The holder of a warrant shall not, except to the extent described above, be entitled to *exercise* any right as a *member* unless (if called upon by any **Director** or the **Secretary** so to do) he produces his warrant or the certificate of its deposit, and states his name and address.

17A.9 The **Directors** can *issue* new warrants or coupons on such basis, and in respect of such number of shares, as they consider appropriate at the time and can at any time amend any warrant then in *issue* so that, as a result, the number of shares which such warrant represents at the time is accurately shown. The provisions of Article 28 (other than Article 28.6) apply to the replacement of warrant certificates as they do to the replacement of share certificates and references in that Article to "**shareholder**" shall, for this purpose, be deemed to be references to "a bearer of a warrant".

17A.10 The shares included in any warrant shall be transferred by the delivery of the warrant without any written transfer and without registration, and the provisions in the **Articles** in relation to the transfer of shares shall not apply to shares included in a warrant.

17A.11 Upon the surrender by the bearer of a warrant, together with the outstanding dividend coupons, if any, in respect thereof, to **the Company** for cancellation, and delivery of an

application **in writing** signed by the bearer, in any form which the **Directors** approve, requesting that the bearer of the warrant should be registered as a *member* in respect of the shares included in the warrant, the bearer of a warrant shall be entitled to have his name entered as a member in the **Register** in respect of the shares included in the warrant. However, **the Company** shall not be responsible for any loss or damage incurred by any person by reason of **the Company** entering in its **Register** upon the surrender of a warrant the name of any other person who is not the true and lawful owner of the warrant surrendered.

17A.12 *Subject* to any **legislation** from time to time, any notice to the bearer of a warrant or to any other person who holds or is interested in shares in **the Company** in bearer form or any related coupons or talons (if any) shall be sufficiently given if advertised in such newspaper or newspapers as the **Directors**, in their discretion, shall consider appropriate or by such other means as the **Directors** consider appropriate (including, but without limiting the **Directors'** discretion, if warrants are held through a ***recognised clearing house***, by arranging for the notice to be given through that ***recognised clearing house***). If notice is given by newspaper advertisement, it shall be deemed given on the day when the advertisement appears and, if notice is given through a ***recognised clearing house***, it shall be deemed given on the day the notice is issued by the ***recognised clearing house***.

17A.13 The **Directors** can, on such basis as they consider appropriate at the time, make and vary the conditions upon which warrants can be issued and any matters incidental to the warrants. *Subject* to this Article 17A, the bearer of a warrant shall be *subject* to the conditions for the time being in force relating to warrants whether made before or after the *issue* of such warrant.

SHARES

18 The special rights of new shares

18.1 *Subject to* Article 18.4, if **the Company** *issues* new shares, they may have any **rights** or restrictions attached to them. These **rights** and restrictions can apply to sharing in **the Company's** profits or *assets*. Other **rights** and restrictions can also apply, for example, on the right to vote. These **rights** and restrictions can give the new shares priority over some or all of the **rights** of **existing shares**, or **existing shares** can have priority over the **rights** of new shares. Alternatively, the new shares and the **existing shares** can have the same **rights** and restrictions.

18.2 The **rights** and restrictions referred to in Article 18.1 can be decided either by an *Ordinary Resolution* passed by the **shareholders** or by the **Directors** as long as there is no conflict with any resolution passed by the **shareholders**.

18.3 If the **legislation** allows this, the **rights** of any new shares can include a **right** for the holder and/or **the Company** to have them *redeemed*.

18.4 The **rights** of any new shares must not vary or *abrogate* any *special rights* already given to any other class of shares unless the holders of those shares have given their approval in the way required by Article 47.

18.5 The **Directors** can make it a term of any **Preference Shares** of a particular series that they can only be transferred as a unit together with another right or security. This can be for a limited period, or at all times, or until an event happens. The

Directors must decide on any restrictions of this kind before the **Preference Shares** are first *allotted*. Articles 49 to 53 (transferring shares) will apply to these **Preference Shares**, but the **Directors** can refuse to register a transfer of any of the **Preference Shares** to which this Article 18.5 applies if they are not transferred with the other right or security. To avoid any doubt, if any of these **Preference Shares** are to be traded on the **London Stock Exchange**, they must comply with its regulations and if any of these **Preference Shares** are to be listed on the official list of the **UK Listing Authority** they must comply with its regulations at the time of *issue*.

19 Redeemable Shares

Subject to the provisions of the **Companies Act** and to any rights previously conferred on the holders of any other shares, any share may be *issued* which is to be *redeemed*, or is liable to be *redeemed* at the option of **the Company** or the holder.

20 The Directors' power to deal with shares

The **Directors** can decide how to deal with any shares which have not been *issued*. The **Directors** can *allot* them on any terms, which can include the right to transfer the *allotment* to another person before any person has been entered on the **Register**. This is known as the right to ***renounce*** the *allotment*. The **Directors** can also grant options to give people an opportunity to acquire shares in the future. The **Directors** can dispose of the shares in any other way which they consider appropriate. The **Directors** are free to decide who they deal with, when they deal with the shares and the terms on which they deal with the shares. However, in making their decision they must obey:

- the provisions of the **legislation** relating to authority, *pre-emption rights* and other matters; and
- any resolution of a General Meeting which is passed under the **legislation**.

21 The Directors' authority to allot "relevant securities" and "equity securities"

21.1 This Article 21 regulates the authority of the **Directors** to *allot* relevant securities (see Articles 21.2 to 21.4 and Articles 21.9 and 21.10) and their power to *allot equity securities* for cash (see Articles 21.5 to 21.9). The meaning of "**relevant securities**" is given in Section 80 of the **Companies Act**. The meaning of "***equity securities***" is given in Section 94 of the **Companies Act**.

21.2 The **Directors** are authorised, generally and without conditions under Section 80 of the **Companies Act**, to *allot* the shares and the **rights** to shares which are relevant securities. They are authorised to *allot* them for each period referred to in Article 21.4. This authority only allows the **Directors** to *allot* up to the maximum amount of relevant securities which can be *allotted* in each period. This maximum amount is described in Article 21.3.

21.3 The Maximum Amount which applies under Article 21.2 is £2,159,000,000 *for the* first period referred to in Article 21.4. The maximum amount may be varied and may be set out in the *Ordinary Resolution* which renews or **extends** the authority in Articles 21.2 and 21.4 or may be varied or set out in any other resolution passed by the **shareholders** at a general meeting.

21.4 The first period under Article 21.2 begins on the date on which the **Articles** are adopted (which is shown on the first page of the **Articles**) and ends on the date of **the Company's** Annual General Meeting in 2006 or, if earlier, on 12 June 2006. The **shareholders** can, by *Ordinary Resolution* renew or extend this authority for periods of no more than five years from the date of each *Ordinary Resolution*.

21.5 Where the **Directors** have general authority under Section 80 of the **Companies Act** under Article 21.2, they also have the power to *allot equity securities*, entirely paid for in cash, free of the restrictions in Section 89(1) of the **Companies Act**. This power will be for each period referred to in Article 21.8.

21.6 There is no limit on the maximum amount of *equity securities* which can be *allotted* under the power in Article 21.5 where the *allotment* is in connection with a *rights issue* (which is defined in Article 21.7). In all other cases, the maximum amount of *equity securities* which can be *allotted* under that power is:

- £44,400,000 for the first period referred to in Article 21.8; or
- the amount stated in a *Special Resolution* which renews or extends the period in Article 21.8.

21.7 In Article 21.6, "***rights issue***" means an offer of *equity securities* which is open, for a period decided on by the **Directors**, to the following people:

- people who are registered holders of **Ordinary Shares** on a particular date, in proportion to their holdings of **Ordinary Shares**; and
- people, if any, who are registered on a particular date as holders of other classes of *equity securities* which give them the right to receive the offer.

However, a *rights issue* can be *subject* to any limits or restrictions which the **Directors** think are necessary or appropriate to deal with:

- any fractions of shares to which people would be entitled; or
- legal or practical problems under the laws of any territory or under the requirements of any recognised regulatory body or stock exchange in any territory.

21.8 The first period under Article 21.5 begins on the date on which the **Articles** are adopted (which is shown on the first page of the **Articles**) and ends on the date of **the Company's** Annual General Meeting in 2006 or, if earlier, on 12 June 2006. The **shareholders** can, by *Special Resolution*, renew or extend this power for periods of no more than five years from the date of each *Special Resolution*.

21.9 During the periods referred to in Articles 21.4 or 21.8, the **Directors** can make offers and enter into agreements which would, or might, require shares to be *allotted* after those periods.

21.10 In working out any maximum amounts of securities referred to in this Article 21, the *nominal value* of rights to *subscribe for shares* or to convert any securities into shares will be taken as the *nominal value* of the shares which would be *allotted* if the subscription or conversion takes place.

22 Power to pay commission and brokerage

The Company can use all the powers given by the **legislation** to pay commission or *brokerage* to any person who:

- applies, or agrees to apply, for any new shares; or
- gets anybody else to apply, or agree to apply, for any new shares.

23 Renunciations of allotted but unissued shares

Where a share has been *allotted* to a person but that person has not yet been entered on the **Register**, the **Directors** can recognise a transfer (called a "***renunciation***") by that person of his right to the share in favour of some other person. The ability to *renounce allotments* only applies if the terms on which the share is *allotted* are consistent with *renunciation*. The **Directors** can impose conditions regulating *renunciation* rights.

24 Recognition of trusts

24.1 **The Company** will only be affected by, or recognise, a current and absolute right to whole shares. The fact that any share, or any part of a share, may not be owned outright by the registered owner (for example, where a share is held by one person as a nominee or otherwise as a *trustee* for another person) is not of any concern to **the Company** although **the Company** may if it wishes recognise any interests held by *beneficiaries* relating to the shares. If **the Company** chooses to recognise those interests, **the Company** will not be obliged to check that all the technical and administrative requirements relating to those interests have been followed and will be entitled (but not obliged) to recognise any acts by the *beneficiary* holding such interests as if they were the registered holder of the shares.

24.2 The only exceptions to Article 24.1 are where **rights** of the kind described there are:

- expressly given by the **Articles**; or
- of a kind which **the Company** has a legal duty to recognise.

SHARE CERTIFICATES

25 Joint Shareholders

The Company can allow up to a maximum of four people to be recognised as, or to be registered as, joint holders of the same shares. If shares are held jointly, **the Company** can pay any money relating to those shares to any of the joint **shareholders**. If a joint **shareholder** gives **the Company** a receipt, or if the **legislation** treats him as having given a receipt, this establishes conclusively that **the Company** has carried out its obligations to each of his other joint **shareholders** completely.

Articles 27.4, 27.5, 28.6, 30, 50.9, 54, 84, 140.1, 140.2 and 153 also refer to joint **shareholders**.

26 Shares without certificates and shares which can be transferred without transfer forms

26.1 **The Company** can *issue* shares, and other securities, which do not have certificates. **The Company** can also allow **existing shares** and other securities to

be held without certificates. Evidence of ownership of these shares and other securities does not involve a certificate. **The Company** can also allow any shares or other securities to be transferred without using a transfer form. **The Company** must comply with the **legislation** in doing each of these things.

26.2 These shares and other securities can, for example, be transferred by using a *relevant system*, as defined in the **Regulations**. Shares which can be transferred in this way are called "**uncertificated shares**".

26.3 If **the Company** has any shares *in issue* which are in *uncertificated form*, the **Articles** apply to those shares, but only as far as they are consistent with:

- holding those shares as uncertificated shares;
- transferring ownership of those shares by using a *relevant system*;
- any of the provisions of the **Regulations**; and
- any rules laid down by the **Directors** under Article 26.4.

26.4 The **Directors** can lay down rules:

- which govern the *issue*, holding and transfer and, where appropriate, the mechanics of conversion and *redemption* of uncertificated shares and other securities;
- which govern the mechanics for payments involving a *relevant system*; and
- which make any other provisions which the **Directors** consider are necessary to ensure that the **Articles** are consistent with the **Regulations** or with any rules or guidance of an *Operator* of a *relevant system* under the **Regulations**.

These rules will, if they say so, apply instead of the other provisions in the **Articles** relating to certificates and the transfer, conversion and *redemption* of shares and other securities and any other provisions which are not consistent with the **Regulations**.

26.5 The **Directors** can elect, without any need for further consultation with the holders of **the Company's** shares or other securities (unless those shares or other securities are governed by a deed or document other than the **Articles** which requires consultation to take place), that any class or all classes of shares and other securities of **the Company** shall be capable of being traded in *uncertificated form* under the **Regulations**.

27 Certificates

27.1 When a **shareholder** is first registered as the holder of any class of shares held in *certificated form*, he is entitled, free of charge, to a separate share certificate for the shares of each class held by him.

27.2 If a **shareholder** gets more shares of any class, he is entitled, free of charge, to another certificate for the extra shares to the extent that those extra shares are to be held in *certificated form*.

27.3 If a **shareholder** transfers part of his shares covered by a certificate, he is entitled, free of charge, to a new certificate for the balance to the extent that the balance is to be held in *certificated form*.

27.4 **The Company** does not have to issue more than one certificate for any share held in *certificated form*, even if that share is held jointly.

27.5 When **the Company** delivers a certificate to one joint **shareholder**, this is treated as delivery to all of the joint **shareholders**.

27.6 If a share is held in *certificated form*, **the Company** can deliver a certificate to a broker or an agent who is acting for a person who is buying the shares, or who is having the shares transferred to him.

27.7 Share certificates can be:

- signed by one or more **Directors** or by the **Secretary** or by any other person authorised by the **Directors**;
- sealed with the **Seal** or the **Securities Seal**; or
- printed in any way with a copy of the **Seal** or the **Securities Seal** or a copy of the signature of one or more **Directors** or by the **Secretary** or by any other person authorised by the **Directors**.

27.8 A share certificate must state the number and class of shares to which it relates and the amount paid up on those shares. It cannot be for shares of more than one class.

27.9 The time limit for **the Company** to provide a share certificate under this Article 27 is:

- one month after the *allotment* of a new share in *certificated form* (or any longer period provided by its terms of *issue*);
- five business days after a transfer of a *fully paid share* in *certificated form* is presented for registration; or
- two months after a transfer of a *partly paid share* in *certificated form* is presented for registration.

28 Replacement share certificates

28.1 If **a shareholder** has two or more share certificates for shares of the same class, he can ask **the Company** for these to be cancelled and replaced by a single new certificate. **The Company** must comply with this request.

28.2 A **shareholder** can ask **the Company** to cancel and replace a single share certificate with two or more certificates for the same total number of shares. **The Company** may comply with this request.

28.3 A **shareholder** can ask **the Company** for a new certificate if the original is:

- damaged or defaced; or
- said to be lost, stolen or destroyed.

28.4 If a certificate has been damaged or defaced, **the Company** can require the certificate to be returned to it before issuing a replacement. If a certificate is said to

be lost, stolen or destroyed, **the Company** can require satisfactory evidence of this and insist on receiving an *indemnity* before issuing a replacement.

28.5 The **Directors** can require the **shareholder** to pay **the Company's** exceptional out-of-pocket expenses for issuing any share certificates under this Article 28.

28.6 Any one joint **shareholder** holding shares in *certificated form* can request replacement certificates under this Article 28.

CALLS ON SHARES

29 The Directors can make calls on shares

The **Directors** can *call* on **shareholders** to pay any money which has not yet been paid to **the Company** for their shares. This includes the *nominal value* of the shares and any *premium* which may be payable on those shares. The **Directors** can also make *calls* on people who are *entitled* to *shares by law*. If the terms of *issue* of the shares allow this, the **Directors** can do any one or more of the following:

- make *calls* at any time and as often as they think fit;
- decide when and where the money is to be paid;
- decide that the money may be paid by instalments;
- *revoke* or postpone any *call*.

A *call* is treated as having been made as soon as the **Directors** pass a resolution authorising it.

30 The liability for calls

A *member* who has received at least 14 days' notice giving details of the amount *called* and of the time and place for payment, must pay the *call* as required by the notice. Joint **shareholders** are liable jointly and severally (which, in general terms, means all of them together and any of them separately) to pay any money *called* for.

31 Interest on unpaid calls

If the person due to pay any money *called* for in this way does not pay it by the day that it is due, he is liable to pay interest on the money. This interest will run from the day the money is due until it has actually been paid. The yearly interest rate will be fixed by the **Directors** (*subject to* a maximum of 15 per cent.) or if no rate is fixed, the appropriate rate (as defined by the **Companies Act**). The **Directors** can decide to forgo any or all of this interest.

32 Shareholders may not exercise their rights until calls are paid

If a **shareholder** has not paid any amount which is due under a *call* at the time it is due (including any interest and expenses) then, until he has paid all amounts due, he is not entitled to:

- receive any dividend;
- attend any meeting;
- vote at a meeting or in a *poll*;

- appoint a *proxy* or *company representative* to do any of these things for him; or
- *exercise* any of the other rights of a **shareholder**.

33 Sums which are payable when a share is allotted are treated as a call

If the **terms of a share** require any money to be paid at the time the share is *allotted* or at any fixed date, then this money will be treated in the same way as a valid *call* for money on shares which is due on the same date. If this money is not paid, everything in the **Articles** relating to non-payment of *calls* applies. This includes **Articles** which allow **the Company** to *forfeit* or sell shares and to claim interest.

34 Calls can be for different amounts

On or before an *issue* of shares, the **Directors** can decide that **shareholders** may be *called* on to pay different amounts or that they may be *called* on at different times.

35 Paying calls early

The **Directors** can accept payment in advance of some or all of the money from a **shareholder** before he is *called* on to pay that money. The **Directors** can agree to pay interest at a rate fixed by the **Directors** on money paid in advance until it would otherwise be due to **the Company**.

FORFEITING SHARES AND LIENS OVER SHARES

36 Notice following non-payment of a call

Articles 36 to 46 apply if a **shareholder** fails to pay the whole amount of a *call*, or an instalment of a *call*, by the day that it is due. They also apply in the same way to a person who is *entitled to a share by law*. If the whole amount then due has not been paid, the **Directors** can serve a notice on him at any time after the date the payment is due.

37 Contents of the notice

This notice must:

- demand payment of the amount immediately payable, together with any interest and any of **the Company's** expenses caused by the failure to pay which the **Directors** have decided should be claimed from the **shareholder**;
- give a date by when the total referred to immediately above must be paid. This must be at least seven days after the notice is served on the **shareholder**;
- notify him of the restrictions which apply to him under Article 32;
- say where the payment must be made; and
- say that, if the full amount demanded is not paid by the time and at the place stated, **the Company** can *forfeit* the shares on which the *call* or instalment was due.

38 Forfeiture if the notice is not complied with

If the notice is not complied with, the shares that it relates to can be *forfeited* at any time while any amount (including interest and expenses) is still outstanding. This is done by the

Directors passing a resolution stating that the shares have been *forfeited*. The **Directors** can accept the surrender of any share that would otherwise be *forfeited*.

39 Forfeiture will include unpaid dividends

If any shares are *forfeited*, all dividends which are due on the shares, but not yet paid, will also be *forfeited*.

40 Dealing with forfeited shares

A share *forfeited* or surrendered under Article 38 belongs to **the Company**. The **Directors** can sell or dispose of any *forfeited* share on any terms and in any way that they decide. This can be with or without a credit for any amount previously paid up for the share. It can be sold or disposed of to any person, including the previous **shareholder** or the person who was previously entitled to the share by law. The **Directors** can, if necessary, authorise any person to transfer a *forfeited* share.

41 Cancelling forfeiture

After a share has been *forfeited*, the **Directors** can cancel the *forfeiture*, but they can only do this before the share has been sold or disposed of. This cancellation of *forfeiture* can be done on any terms the **Directors** decide.

42 The position of shareholders after forfeiture

A **shareholder** loses all **rights** in connection with *forfeited* shares and, if the shares are held in *certificated form*, must surrender any certificate for those shares to **the Company** for cancellation. A **shareholder** is still liable to pay *calls* which have been made, but not paid, before the *forfeiture* of his shares. He is also liable to pay interest on the unpaid amount until it is paid. The **Directors** can fix the rate of interest, but it must not be more than 15 per cent. a year. The **shareholder** continues to be liable for all claims and demands which **the Company** could have made relating to the *forfeited* share. He is not entitled to any credit for the value of the share when it was *forfeited* or for money received by **the Company** under Article 39, unless the **Directors** decide to allow credit for all or any of that value.

43 The Company's lien on shares

The Company has a *lien* on all *partly paid shares*. This *lien* has priority over claims of others to the shares. This *lien* is for any money owed to **the Company** for the shares. The **Directors** can decide to give up any *lien* which has arisen and can also decide to suspend any *lien* which would otherwise apply to particular shares.

44 Enforcing the lien by selling the shares

If the **Directors** want to enforce the *lien* referred to in Article 43, they can sell some or all of the shares in any way they decide. The **Directors** can authorise someone to transfer the shares sold, but they cannot sell the shares until all of these conditions are met:

- the money owed by the **shareholder** must be immediately payable;
- the **Directors** must have given a written notice to the **shareholder**. This notice must say how much is due. It must also demand that this money is paid, and say that the **shareholder's** shares will be sold if the money is not paid;

- the notice must have been served on the **shareholder** or on any person who is entitled to the shares by law and can be served in any way that the **Directors** decide; and
- the money has not been paid by at least 14 days after the notice has been served.

45 Using the proceeds of the sale

If the **Directors** sell any shares under Article 44, the net proceeds will first be used to pay off the amount which is then payable to **the Company**. The **Directors** will pay any money left over to the former **shareholder** or to any person who would otherwise be *entitled* to the *shares by law* at the date of sale. **The Company's** *lien* will also apply to any money left over to cover any money still due to **the Company** on the *partly paid shares* but which is not yet payable. **The Company** has the same rights over this money as it had over the shares immediately before they were sold. If the shares are held in *certificated form*, **the Company** need not pay over anything until the certificate representing the shares sold has been delivered to **the Company** for cancellation.

46 Evidence of forfeiture or sale

A **Director**, or the **Secretary**, can make a *statutory declaration* which declares:

- that he is a **Director** or the **Secretary** of **the Company**;
- that a share has been properly surrendered, *forfeited* or sold to satisfy a *lien* under the **Articles**; and
- when the share was surrendered, *forfeited* or sold.

This will be evidence of these facts which cannot be disputed. If this declaration is delivered to the new holder of a share with any evidence of transfer which is required, this gives the new holder *good title* to the share. The new holder of the share does not need to take any steps to see how any money he may be paying for the share is used. The new **shareholder's** ownership of the share will not be affected if the steps taken to surrender or *forfeit* the share, or the sale or disposal of the share, were invalid or irregular or if anything that should have been done was not done.

CHANGING SHARE RIGHTS

47 Changing the special rights of shares

47.1 If **the Company's share capital** is split into different classes of shares, and if the **legislation** allows this, the *special rights* which are attached to any of these classes can be changed or *abrogated* if this is approved by an *Extraordinary Resolution*. This must be passed at a separate meeting of the holders of the relevant class of shares. This is called a "**class meeting**". Article 47 is *subject to* what is said in Article 10 about varying the rights of the **Preference Shares**.

47.2 The *special rights* of a class of shares can be changed or *abrogated* while **the Company** is a going concern or while **the Company** is being *wound up* (or while its winding up is being considered).

47.3 All the **Articles** relating to General Meetings apply, with any necessary changes, to a class meeting, but with the following changes:

- at least two people who hold (or who act as *proxies* for) at least one third of the total *nominal value* of the **existing shares** of the class are a *quorum*, but if this *quorum* is not present at an *adjourned* meeting, one person who holds shares of the class, or his *proxy*, is a *quorum* other than in respect of the **9¼% Preference Shares** and **9¾% Preference Shares** when two people who hold shares of the relevant class, or his *proxy*, are a *quorum*;
- anybody who is personally present or who is represented by a *proxy* can demand a *poll*; and
- on a *poll*, the holders of shares will have one vote for every share of the class which they hold, but this is *subject to* any *special rights* or restrictions which are attached to any class of shares by the **Articles** or any **rights** which are attached to shares in some other way under the **Articles**.

47.4 This Article 47 also applies to any change or abrogation of *special rights* of shares forming part of a class, unless the terms of those shares require changes to be approved in some other way. Each part of the class which is being treated differently is treated as a separate class in operating this Article 47.

48 More about the special rights of shares

The *special rights* of **existing shares** are not regarded as changed or *abrogated*:

- if new shares are created or *issued* which *rank* equally with any other **existing shares** when sharing in profits or *assets* of **the Company**; or
- if **the Company** buys back its own shares,

unless the terms of the **existing shares** expressly say otherwise.

TRANSFERRING SHARES

49 Transfer forms

Unless the **Articles** say otherwise and *subject to* the terms of *issue* of any **Preference Shares**, any **shareholder** can transfer some or all of his shares to another person. Every transfer of a share held in *certificated form* must be **in writing** and either in the usual standard form or in any other form approved by the **Directors**. Every transfer of a share held in *uncertificated form* must be made by means of a *relevant system* and must comply with the **Regulations**.

50 More about transfers

50.1 In the case of a transfer of a share held in *certificated form*, the transfer form must be delivered to the office where the **Register** is kept. The transfer form must have duly been stamped and have with it:

- the share certificate(s) for the shares to be transferred; and
- any other evidence which the **Directors** ask for to prove the entitlement of the person wishing to make the transfer.

50.2 However, if a transfer is by a ***recognised clearing house*** or its nominee or by a ***recognised investment exchange***, a share certificate is only needed if a certificate has been issued for the shares in question.

50.3 A share transfer form must be signed, or made effective in some other way, by the person making the transfer. It need not be made effective by that person sealing it.

50.4 In the case of a transfer of a share held in *certificated form* where the share is not a *fully paid share*, a share transfer form must also be signed, or made effective in some other way, by the person the share is being transferred to. It need not be made effective by that person sealing it.

50.5 The person making a transfer will be treated as continuing to be the **shareholder** until the name of the person to whom a share is being transferred is put on the **Register** for that share.

50.6 If **the Company** registers a transfer of a share held in *certificated form*, it may keep the transfer form.

50.7 A transfer form cannot be used to transfer more than one class of shares. Each class needs a separate form.

50.8 No fee is payable to **the Company** for transferring shares or registering changes relating to the ownership of shares.

50.9 Transfers may not be in favour of more than four joint holders.

51 The Company can refuse to register certain transfers

51.1 The **Directors** can refuse to register a transfer of any shares which are held in *certificated form* and which are not *fully paid shares*. They can also refuse to register a transfer of any shares which are held in *uncertificated form* and which are not *fully paid shares*, but only in the circumstances allowed by the **Regulations**. They do not have to give any reasons for refusing. But, if any of those shares have been admitted to the Official List of the **UK Listing Authority**, the **Directors** cannot refuse to register a transfer if this would stop dealings in the shares from taking place on an open and proper basis.

51.2 If the **Directors** decide not to register a transfer of a share, they must notify the person to whom the shares were to be transferred. This must be done no later than two months after **the Company** receives the transfer (where the shares are held in *certificated form*) or two months after **the Company** receives the relevant *Operator-instruction* (where the shares are held in *uncertificated form*).

52 Closing the Register

The **Directors** can decide to suspend the registration of transfers by closing the **Register** except that the **Register** cannot be closed without the consent of the *Operator* in respect of shares which are participating securities under the **Regulations**. This closure can be for part of a day, a day or more than a day. Suspension periods can vary between different classes of shares. The **Register** cannot be closed for more than 30 days a year.

53 Overseas branch registers

The Company can use all the powers that the **legislation** gives it to keep an overseas branch register. The **Directors** can make regulations, and change any regulations previously made by them, relating to this register, as long as the **legislation** allows this.

PERSONS ENTITLED TO SHARES BY LAW

54 When a shareholder dies

54.1 When a sole **shareholder** dies (or a **shareholder** who is the last survivor of joint **shareholders** dies), his legal *personal representatives* will be the only people whom **the Company** will recognise as being *entitled* to his *shares by law*.

54.2 If a **shareholder** who is a joint **shareholder** dies, the remaining joint **shareholder** or **shareholders** will be the only people whom **the Company** will recognise as being *entitled* to his *shares by law*.

54.3 This Article 54 does not discharge the estate of any **shareholder** from any *liability*.

55 Registering personal representatives and so on

A person who becomes *entitled* to a *share by law* can either be registered as the **shareholder** or can select some other person to whom the share should be transferred. The person who is *entitled* to a *share by law* must provide any evidence of his entitlement which is reasonably required by the **Directors**.

56 A person who wants to be registered must give notice

If a person who is *entitled* to a *share by law* wants to be registered as a **shareholder**, he must deliver or send a notice to **the Company** saying that he has made this decision. He must sign this notice which must be in the form specified by the **Directors**. This notice will be treated as a transfer form. All of the provisions of the **Articles** about registering transfers of shares apply to it. The **Directors** have the same power to refuse to register a person *entitled* to *shares by law* as they would have had to refuse to register a transfer by the person who was previously entitled to the shares.

57 A person who wants to have another person registered must use a transfer form

If a person who is *entitled* to a *share by law* wants the share to be transferred to another person, he must do this by signing a transfer form to the person he has selected. The **Directors** have the same power to refuse to register the person selected as they would have had to refuse to register a transfer by the person who was previously entitled to the shares.

58 The rights of people entitled to shares by law

58.1 A person who is *entitled* to a *share by law* is entitled to any dividends or other money relating to the share, even though he is not registered as the holder of that share. But the **Directors** can withhold the dividend and other money until a person has been properly registered as the **shareholder** as laid down in the **Articles**. They can

also withhold the dividend if the person who was previously entitled to the share could have had his dividend withheld.

58.2 Unless he is registered as the holder of the share, the person *entitled* to a *share by law* is not entitled to:

- receive notices of **shareholders meetings** or to attend or vote at these meetings; or
- any of the other rights and benefits of being a **shareholder**,

unless the **Directors** decide to allow this.

SHAREHOLDERS WHO CANNOT BE TRACED

59 Shareholders who cannot be traced

59.1 **The Company** can sell any shares at the best price reasonably obtainable if:

- during the 12 years before the earliest of the advertisements referred to in the next point, at least three dividends have been paid and no dividend during that period has been claimed;
- on or after the expiry of this 12 year period, **the Company** announces that it intends to sell the shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the address held by **the Company** for serving notices relating to the shares;
- during this 12 year period and for three months after the last of these advertisements appears, **the Company** has not heard from the **shareholder** or any person who is entitled to the *shares by law*; and
- **the Company** has notified the **UK Listing Authority** that it intends to sell the shares.

59.2 To sell any shares in this way, **the Company** can appoint any person to effect a transfer of the shares. This transfer will be just as effective as if it had been effected by the registered holder of the shares or by a person who is *entitled* to the *shares by law*. The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way.

59.3 The net sale proceeds (called the "**money**" in this Article 59) belong to **the Company** until claimed under this Article 59, but, unless and until the money has been forfeited under Article 59.5, it must pay the money to the **shareholder** who could not be traced, or to the person who would have been entitled to his *shares by law*, if that **shareholder**, or that other person, asks for it.

59.4 After the sale, **the Company** must record the name of that **shareholder**, or (if known) the person who would have been entitled to the shares by law, as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 59.5. **The Company** will not be a trustee of the money and will not be liable to pay interest on it. **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but

the money cannot be invested in **the Company's** shares or in the shares of any *holding company* of **the Company.**

59.5 If no valid claim for the money has been received by **the Company** under Article 59.3 during a period of six years from the date on which the relevant shares were sold by **the Company** under this Article 59, the money will be *forfeited* and will belong to **the Company**.

60 Issue and Sale of Unclaimed Shares

60.1 In this Article 60.1, "**Unclaimed Shares**" means shares in **the Company** which were or are *issued* in return for the cancellation of shares in **Halifax Group** under the **Halifax Group Scheme** which themselves were or are *issued* in return for the cancellation of shares in **Halifax** under the **Scheme** which were or are themselves *issued* in connection with the transfer of the business of Halifax Building Society to **Halifax** (either before the **Vesting Day** or under Article 60.1.6) which have not been claimed by the person entitled to them under the **Transfer Agreement** effecting the transfer of the business of Halifax Building Society to **Halifax** or, if that person has died, by the person *entitled* to the *shares by law.*

60.1.1 **The Company** can sell any Unclaimed Shares at the best price reasonably obtainable if:

- during the three years following the **Vesting Day**, no person has given notice to **Halifax**, **Halifax Group** or **the Company** or to the registered holder of the Unclaimed Shares, that he is entitled to claim those shares;
- on or after the expiry of this three year period **Halifax Group** or **Halifax** announces that it intends to sell the shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the last known address held by Halifax Building Society of the person entitled to the shares;
- during this three year period and for three months after the last of these advertisements appears, neither **Halifax Group**, **Halifax** nor **the Company** has received a claim for the shares together with registration details in a form satisfactory to **the Company**, from the person entitled to the shares; and
- **the Company** has notified the **UK Listing Authority** that it intends to sell the shares.

60.1.2 To sell the shares in this way, any person who is the registered holder for and on behalf of the person entitled to the Unclaimed Shares which **the Company** is proposing to sell shall, at the request of **the Company**, effect a transfer of those shares to any other person in accordance with **the Company's** instructions. If that person fails to effect the transfer at the request of **the Company, the Company** can appoint any person to effect a transfer of the shares. A transfer effected by a person appointed by **the Company** will be just as effective as if it had been effected by the registered holders of the shares. The ownership of the person to whom the

shares are transferred will not be affected even if the sale is irregular or invalid in any way.

60.1.3 The net sale proceeds (called the "**money**" in this Article 60.1) belong to **the Company** until claimed under this Article 60.1, but, unless and until the money has been *forfeited* under Article 60.1.5, it must pay the money to the person who would have been entitled to claim the shares or would have been *entitled* to his *shares by law*, if the relevant person asks for it.

60.1.4 After the sale, **the Company** must record the name of the person entitled to claim the shares as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 60.1.5. **The Company** will not be a trustee of the money and will not be liable to pay interest on it. **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but the money cannot be invested in **the Company's** shares or in those of any *holding company* of **the Company**.

60.1.5 If no valid claim for the money has been received by **the Company** under Article 60.1.3 during a period of nine years from the date on which the relevant Unclaimed Shares were sold by **the Company** under Article 60.1, the money will be *forfeited* and will belong to **the Company**.

60.1.6 The **Directors** may *issue fully paid* **Ordinary Shares** at any time in order to satisfy a valid claim for shares by a person entitled to them under the **Transfer Agreement** or, if that person has died, by the person *entitled* to *those shares by law*. When *issuing* these shares, the **Directors** may *capitalise* a sufficient sum to pay up the shares in full from any of **the Company's** *reserves* or from funds which **the Company** is holding as net profit and Article 144.2 shall not apply to this capitalisation. The power to *issue* and pay up these shares is *subject to* the **Directors** having the necessary authority under Article 21 to *allot* a sufficient number of relevant securities.

60.2 In this Article 60.2, "**Unclaimed Preference Shares**" means any **$6^1/_8$% Preference Shares** which are *issued* to the person appointed as trustee for the Unclaimed Preference Shares (or a nominee for such person) in return for the cancellation or transfer of shares in **Halifax** which were issued in connection with a transfer of the business of the Birmingham Midshires building society to **Halifax** (either on or before the date on which the business of that building society vested in **Halifax** in accordance with Section 97 of the Building Societies Act 1986 , which have not been claimed by the person entitled to them under the transfer agreement effecting the transfer of the business of the Birmingham Midshires building society to **Halifax** under Section 97 or, if that person has died, by the person entitled to the shares by law.

60.2.1 **The Company** can sell any Unclaimed Preference Shares at the best price reasonably obtainable if:

- during the three years following 19 April 1999, no person has given notice to **the Company** or **Halifax** or to the registered holder of the Unclaimed Preference Shares, that he is entitled to claim those Preference Shares;

- on or after the expiry of this three year period, **the Company** announces that it intends to sell the Unclaimed Preference Shares by placing an advertisement in a leading national newspaper in the **United Kingdom** and in at least one newspaper appearing in the area which includes the last known address held by the relevant building society of the person entitled to those Preference Shares;

- during the three year period and for three months after the last of these advertisements appears, **the Company** or **Halifax** has not received a claim for those Preference Shares together with registration details in a form satisfactory to **the Company**, from the person entitled to them; and

- **the Company** has notified the **UK Listing Authority** that it intends to sell the Unclaimed Preference Shares.

60.2.2 To sell the Unclaimed Preference Shares in this way, any person who is the registered holder for and on behalf of the person entitled to the Unclaimed Preference Shares which **the Company** is proposing to sell must, at the request of **the Company**, effect a transfer of those Preference Shares to any other person in accordance with **the Company's** instructions. If that person fails to effect the transfer at the request of **the Company**, **the Company** can appoint any person to effect a transfer of the **6$^1/_8$% Preference Shares**. A transfer effected by a person appointed by **the Company** will be just as effective as if it had been effected by the registered holders of the shares. The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way.

60.2.3 The net sale proceeds (called the "**money**" in this Article 60.2) belong to **the Company** until claimed under this Article 60.2, but, unless and until the money has been forfeited under Article 60.2.5, it must pay the money to the person who would have been entitled to claim the **6$^1/_8$% Preference Shares** or would have been entitled to the shares by law, if the relevant person claims it.

60.2.4 After the sale, **the Company** must record the name of the person entitled to claim the shares as a creditor for the money in its accounts, unless and until the money has been forfeited under Article 60.2.5. **The Company** will not be a trustee of money and will not be liable to pay interest on it. **The Company** can use the money, and any money earned by using the money, for its business or in any other way that the **Directors** decide, but the money cannot be invested in **the Company's** shares or in those of any *holding company* of **the Company**.

60.2.5 If no valid claim for the money has been received by **the Company** or **Halifax** under Article 60.2.3 during a period of nine years from the date on which the relevant Unclaimed Preference Shares were sold by **the Company** under this Article 60.2, the money will be forfeited and will belong to **the Company**.

60.2.6 The **Directors** may *issue* fully paid **6$^1/_8$% Preference Shares** at any time in order to satisfy a claim for 6$^1/_8$% preference shares in **Halifax** by a person who, but for an error in the records of the relevant building society, would

have been entitled to them under the relevant transfer agreement or, if that person has died, by the person entitled to those shares by law. When issuing the **6¹/₈% Preference Shares**, the **Directors** may *capitalise* a sufficient sum to pay up the **6¹/₈% Preference Shares** in full from any of **the Company's** *reserves* or from funds which **the Company** is holding as net profit and Article 10.1 or 144.2 shall not apply to this capitalisation. The power to *issue* and pay up the **Preference Shares** is *subject to* **the Directors** having the necessary authority to *allot* a sufficient number of relevant securities.

GENERAL MEETINGS

61 The Annual General Meeting

The Company must hold an Annual General Meeting once in each year, in addition to any other General Meetings which are held in the year. The notice calling the meeting must say that the meeting is the Annual General Meeting. There must not be a gap of more than 15 months between one Annual General Meeting and the next. The **Directors** will decide when and where to hold the Annual General Meeting.

62 Extraordinary General Meetings

If a General Meeting is not an Annual General Meeting, it is called an Extraordinary General Meeting.

63 Calling an Extraordinary General Meeting

The **Directors** can decide to call an Extraordinary General Meeting at any time. Extraordinary General Meetings must also be called promptly in response to a *requisition* by **shareholders** under the **legislation**.

64 Notice of meetings

64.1 At least 21 clear days' notice **in writing** must be given for every Annual General Meeting and for any other meeting where it is proposed to pass a *Special Resolution* or to pass some other resolution of which "special notice" under the **Companies Act** has been given to **the Company**. For every other General Meeting, at least 14 clear days' notice **in writing** must be given. However, a shorter period of notice can be given:

- for an Annual General Meeting, if all the *members* who are entitled to attend and vote agree; or
- for an Extraordinary General Meeting, if a majority of the *members* agree and those members hold at least 95 per cent. by *nominal value* of the shares whose holders can vote at the meeting.

64.2 Any notice of meeting must:

- say where the meeting is to be held;
- give the date and time of the meeting;

- give the general nature of the business of the meeting;
- say if any resolution will be proposed as a *Special Resolution* or *Extraordinary Resolution*; and
- say that a **shareholder** who can attend and vote can appoint one or more *proxies* (who need not be **shareholders**) to vote for him. Where more than one *proxy* is appointed, the form appointing each *proxy* must state the number of shares in respect of which each *proxy* is given.

64.3 Notices of meetings must be given to the **shareholders** unless the **Articles** say they are not entitled to receive them from **the Company**. Notice must also be given to the **Auditors**. The day when the notice is served (see Article 155), or is treated as served, and the day of the meeting do not count towards the period of notice.

64.4 If **the Company** cannot effectively call a General Meeting by sending notices through the post, because the postal service is suspended or restricted in the **United Kingdom** or some part of the **United Kingdom**, the **Directors** can call the meeting by publishing a notice in at least two **United Kingdom** national newspapers (or, if the postal service is only restricted or suspended in part of the **United Kingdom**, in one or more local newspapers having general circulation in that area). Notice published in this way will be treated as being properly served on **shareholders** who are entitled to receive it on the day when the advertisement appears. If it becomes possible to use the postal service again more than 14 days before the meeting, **the Company** must send confirmation of the notice through the post. This Article 64.4 is *subject to* Section 238 of the **Companies Act** as far as Annual General Meetings are concerned (which relates to the circulation of accounts). Articles 151 to 157 are *subject to* this Article 64.4 as far as notices are concerned.

64.5 Business which is not referred to in the notice of a General Meeting shall not be transacted at that General Meeting.

65 A General Meeting can be moved at short notice

If the **Directors** consider that it is impracticable, or unreasonable, to hold a General Meeting at the place stated in the notice calling the meeting, they can move or postpone the meeting (or do both). If the **Directors** do this, an announcement of the date, time and place of the rearranged meeting will, if practicable, be published in at least two **United Kingdom** national newspapers. Notice of the business of the meeting does not need to be given again. The **Directors** must take reasonable steps to ensure that any **shareholder** trying to attend the meeting at the original time and place is informed of the new arrangements. If a meeting is rearranged in this way, *proxy forms* can be delivered, in the way required by Article 87, until 48 hours before the time of the rearranged meeting. The **Directors** can also move or postpone the rearranged meeting, or both, under this Article 65.

PROCEEDINGS AT GENERAL MEETINGS

66 The chairman of a meeting

66.1 The **Chairman** will be the chairman of the meeting at every General Meeting, if he is willing and able to take the chair.

66.2 If **the Company** does not have a **Chairman**, or if he is not willing and able to take the chair, a Vice Chairman will chair the meeting if he is willing and able to take the chair. If more than one Vice Chairman is present they will agree between themselves who will take the chair and if they cannot agree, the Vice Chairman who has been a **Director** longest will take the chair.

66.3 If **the Company** does not have a **Chairman** or a Vice Chairman, or if neither the **Chairman** nor a Vice Chairman is willing and able to chair the meeting, after waiting five minutes from the time that a meeting is due to start, the **Directors** who are present will choose one of themselves to act as chairman of the meeting. If there is only one **Director** present, he will be the chairman of the meeting, if he agrees.

66.4 If there is no **Director** willing and able to be the chairman of the meeting, then the **shareholders** who are personally present at the meeting and entitled to vote will decide which one of them is to be the chairman of the meeting.

66.5 To avoid any doubt, nothing in the **Articles** restricts or excludes any of the powers, or rights of a chairman of a meeting which are given by the general law.

67 Security and other arrangements at General Meetings

Either the chairman of a meeting or the **Secretary** can take any action he considers appropriate for:

- the safety of people attending a General Meeting;
- proper and orderly conduct at a General Meeting; or
- the meeting to reflect the wishes of the majority.

68 Overflow meeting rooms

The **Directors** can arrange for any people who they consider cannot be seated in the main meeting room, where the chairman of the meeting will be, to attend and take part in a General Meeting in an overflow room or rooms. Any overflow room will have a live video link from the main room and a two-way sound link. The notice of the meeting does not have to give details of any arrangements under this Article 68. The **Directors** can decide on how to divide people between the main room and any overflow room. If any overflow room is used, the meeting will be treated as being held and taking place in the main room.

69 The quorum needed for meetings

Before a General Meeting starts to do business, there must be a *quorum* present. If there is not, the meeting cannot carry out any business. Unless the **Articles** say otherwise, a *quorum* for all purposes is two people who are entitled to vote. They may be **shareholders** who are personally present or *proxies* for **shareholders** and each person will count towards the *quorum*.

70 The procedure if there is no quorum

This Article 70 applies if a *quorum* is not present within five minutes of the time fixed for a General Meeting to start or within any longer period which the chairman of the meeting may decide. If the meeting was called by **shareholders** it shall be dissolved. Any other meeting shall be *adjourned* to any day, time and place stated in the notice of meeting. If the notice

does not provide for this, the meeting shall be *adjourned* to a day, time and place decided on by the chairman of the meeting.

71 Adjourning meetings

71.1 The chairman of a meeting can *adjourn* the meeting, before or after it has started, and whether or not a *quorum* is present, if he considers that:

- there is not enough room for the number of **shareholders** who wish to attend the meeting;
- the behaviour of the people present prevents, or is likely to prevent, the business of the meeting being carried out in an orderly way; or
- an *adjournment* is necessary for any other reason, so that the business of the meeting can be properly carried out.

The chairman of the meeting does not need the consent of the meeting to *adjourn* it for any of these reasons to a time, date and place which he decides. He may also *adjourn* the meeting to a later time on the same day or indefinitely. If a meeting is *adjourned* indefinitely, the **Directors** will fix the time, date and place of the *adjourned* meeting.

71.2 The chairman of a meeting can also *adjourn* a meeting which has a *quorum* present if this is agreed by the meeting. This can be to a time, date and place proposed by the chairman of the meeting or the *adjournment* can be indefinite. The chairman of the meeting must *adjourn* the meeting if the meeting directs him to. In these circumstances the meeting will decide how long the *adjournment* will be and where it will *adjourn* to. If a meeting is *adjourned* indefinitely, the **Directors** will fix the time, date and place of the *adjourned* meeting.

71.3 Meetings can be *adjourned* more than once. However, if a meeting is *adjourned* for at least 30 days or indefinitely, at least 14 days' notice must be given for the *adjourned* meeting in the same way as was required for the original meeting. If a meeting is *adjourned* for less than 30 days, there is no need to give notice of the *adjourned* meeting or of the business to be considered there.

71.4 A reconvened meeting can only deal with business that could have been dealt with at the meeting which was *adjourned*.

72 Amending resolutions

72.1 Amendments can be proposed to any resolution if they are clerical amendments or amendments to correct some other obvious error in the resolution.

72.2 No other amendments can be proposed to any *Special Resolution* or *Extraordinary Resolution*.

72.3 Amendments to an *Ordinary Resolution* which are within the scope of the resolution can be proposed if:

- notice of the proposed amendment is delivered to the **Registered Office** at least two **working days** before the day of the meeting, or *adjourned* meeting; or

- the chairman of the meeting decides that the amendment is appropriate for consideration by the meeting.

No other amendment can be proposed to an *Ordinary Resolution*.

72.4 If the chairman of a meeting, acting in good faith, rules an amendment out of order, any error in that ruling will not affect the validity of a vote on the original resolution.

VOTING PROCEDURES

73 How votes are taken

73.1 If a resolution is put to the vote at a General Meeting, it will be decided by a *show of hands*, unless a *poll* is demanded when, or before, the result of the *show of hands* is declared by the chairman of the meeting. A *poll* can be demanded by:

- the chairman of the meeting;
- at least five **shareholders** at the meeting (including *proxies*) who are entitled to vote;
- one or more **shareholders** at the meeting (including *proxies*) who are entitled to vote and who have, between them, at least ten per cent. of the total votes of all **shareholders** (including *proxies*) who have the right to vote at the meeting; or
- one or more **shareholders** (including *proxies*) who have (or represent *members* who have) shares which allow them to vote at the meeting and on which the total amount which has been paid up on these shares is at least ten per cent. of the total sum paid up on all shares which give the right to vote at the meeting.

73.2 A *proxy form* gives the *proxy* the authority to demand a *poll* or to join others in demanding one. A demand for a *poll* made by a *proxy* for a **shareholder** is treated in the same way as a demand by the **shareholder** himself.

73.3 A demand for a *poll* can be withdrawn if the chairman of the meeting agrees to this. If a *poll* is demanded, and this demand is then withdrawn, any declaration by the chairman of the meeting of the result of a vote on that resolution by a *show of hands*, which was made before the *poll* was demanded, will stand.

74 How a poll is taken

74.1 If a *poll* is demanded in the way allowed by the **Articles**, the chairman of the meeting decides where, when and how it will be carried out. The result is treated as the decision of the meeting where the *poll* was demanded, even if the *poll* is carried out after the meeting.

74.2 The chairman of a meeting can do any one or more of the following:

- decide that a ballot or voting papers or tickets will be used;
- appoint scrutineers (who need not be **shareholders**); and
- *adjourn* the meeting to a day, time and place which he decides on for the result of the *poll* to be declared.

74.3 If a *poll* is called, a **shareholder** can vote either personally or by his *proxy*. If a **shareholder** votes on a *poll*, he does not have to use all of his votes, nor does he have to cast all of his votes in the same way.

75 Where there cannot be a poll

A *poll* is not allowed on a vote to elect a chairman of a meeting. Nor is a *poll* allowed on a vote to *adjourn* a meeting, unless the chairman of the meeting demands a *poll*.

76 A meeting continues after a poll is demanded

A demand for a *poll* on a particular matter does not stop a meeting from continuing and dealing with other matters.

77 Timing of a poll

A *poll* to *adjourn* the meeting must be taken immediately at the meeting. Any other *poll* can either be taken immediately at the meeting or within 30 days and at a place decided on by the chairman of the meeting. No notice is required for a *poll* which is not taken immediately.

78 The chairman of the meeting's casting vote

If the votes are equal, either on a *show of hands* or a *poll*, the chairman of the meeting is entitled to a further, casting vote. This is in addition to any other votes which he may have as a **shareholder** or as a *proxy*.

79 The effect of a declaration by the chairman of the meeting

The following applies when there is a vote on a *show of hands* and no *poll* is demanded (or any demand for a *poll* is withdrawn). Any of the following declarations by the chairman of the meeting which is entered in the minute book is conclusive proof that:

- a resolution has been carried;
- a resolution has been carried unanimously;
- a resolution has been carried by a particular majority;
- a resolution has been lost; or
- a resolution has been lost by a particular majority.

There is no need to prove the number, or proportion, of votes recorded for or against a resolution.

VOTING RIGHTS

80 The votes of shareholders

When a **shareholder** is entitled to attend a meeting and vote, he has only one vote on a *show of hands*. A *proxy* (other than the chairman of the meeting in his capacity as a *proxy*) can vote on a *show of hands* but does not have more than one vote even if he is also a **shareholder** himself or is a *proxy* for more than one person. When there is a *poll*, a **shareholder** (or his *proxy*) who is entitled to be present and to vote has one vote for every

share which he holds. This is *subject to* any *special rights* or restrictions which are given to any class of shares by, or under, the **Articles**.

81 Shareholders who owe money to the Company

Unless the **Articles** say otherwise, the only people who can attend or vote at General Meetings are **shareholders** who have paid **the Company** all *calls* and all other sums relating to their shares which are due at the time of the meeting (or their *proxies*). This applies both to attending a meeting personally and to appointing a *proxy*.

82 Failure to comply with a notice under Section 212 of the Companies Act

82.1 This Article 82 applies if any **shareholder**, or any person appearing to be interested in shares held by **that shareholder**, has been properly served with a notice under Section 212 of the **Companies Act**, requiring information about interests in shares, and has failed for a period of 14 days to supply to **the Company** the information required by that notice. Then, unless the **Directors** otherwise decide, the **shareholder** is not, for as long as the failure continues, entitled to attend or vote either personally or by *proxy* at a **shareholders meeting** or to *exercise* any other right in relation to **shareholders meetings** as holder of:

- the shares in relation to which the default occurred (called "**default shares**");
- any further shares which are *issued* in respect of default shares; and
- any other shares held by the **shareholder** holding the default shares.

82.2 Any person who acquires shares *subject to* restrictions under Article 82.1 is *subject to* the same restrictions, unless:

- the transfer was an approved transfer (see Article 82.8); or
- the transfer was by a **shareholder** who was not himself in default in supplying the information required by the notice under Article 82.1 and a certificate in accordance with Article 82.3 is provided.

82.3 If the default shares represent 0.25 per cent. or more of the **existing shares** of a class, the **Directors** can in their absolute discretion by notice (called a "**direction notice**") to the **shareholder** direct that:

- any dividend or part of a dividend or other money which would otherwise be payable on the default shares shall be retained by **the Company** without any *liability* to pay interest when such money is finally paid to the **shareholder**; and/or
- the **shareholder** shall not be entitled to elect to receive shares in place of dividends; and/or
- no transfer of any of the shares held by the **shareholder** in *certificated form* and, so far as it is permitted by the **Regulations**, no transfer of the shares held by the **shareholder** in *uncertificated form* shall be registered or effected, unless either:
- the transfer is an approved transfer (see Article 82.8); or

- the **shareholder** is not himself in default as regards supplying the information required, and in this case:

  - the transfer is of part only of his holding; and

  - when presented for registration, the transfer is accompanied by a certificate given by the **shareholder**. This certificate must be in a form which is satisfactory to the **Directors** and state that, after due and careful enquiry, the **shareholder** is satisfied that none of the shares included in the transfer are default shares.

82.4 **The Company** must send a copy of the direction notice to each other person who appears to be interested in the shares covered by the notice but, if it fails to do so, this does not invalidate the direction notice.

82.5 A direction notice has the effect which it states while the default resulting in the notice continues. It ceases to apply when the **Directors** decide (which they must do within one week of the default being cured, otherwise it ceases to apply anyway). **The Company** must give the **shareholder** immediate written notice of the **Directors'** decision.

82.6 A direction notice also ceases to apply to any shares which are transferred by a **shareholder** in a transfer which would be permitted under Article 82.3 even where a direction notice restricts transfers.

82.7 For the purposes of this Article 82 a person is treated as appearing to be interested in any shares if the **shareholder** holding those shares has been served with a notice under Section 212 of the **Companies Act** and:

- the **shareholder** has named that person as being so interested; or

- (after taking into account the response of the **shareholder** to that notice and any other relevant information) **the Company** knows or has reasonable cause to believe that the person in question is or may be interested in the shares.

82.8 For the purposes of this Article 82, a transfer of shares is an "**approved transfer**" if:

- it is a transfer of shares to an offeror under an acceptance of a takeover offer (as defined in Section 428 of the **Companies Act**); or

- the **Directors** are satisfied that the transfer is made in connection with a sale, in good faith, of the whole of the beneficial ownership of the shares to a party unconnected with the **shareholder** or with any person appearing to be interested in the shares. This includes such a sale made through the **London Stock Exchange** or any other stock exchange outside the **United Kingdom** on which **the Company's** shares are normally traded. For this purpose any associate (as that term is defined in Section 435 of the Insolvency Act 1986) is included in the class of persons who are connected with the **shareholder** or any person appearing to be interested in the shares.

82.9 This Article 82 does not restrict in any way the provisions of the **Companies Act** which apply to failures to comply with notices under Section 212 of the **Companies Act**.

83 Votes of shareholders who are of unsound mind

This Article 83 applies where:

- a **shareholder** is of unsound mind; and
- a court which claims jurisdiction to protect people who are unable to manage their own affairs has made an order about the **shareholder**.

The person or people appointed to act for the **shareholder** can vote for the **shareholder** and *exercise* other **rights** at General Meetings. This includes appointing a *proxy*, voting on a *show of hands* and voting on a *poll*. However, it only applies if any evidence which the **Directors** may require of the authority of the person or people appointed to act for the **shareholder** to do these things is delivered to the office where the **Register** is kept at least 48 hours before the relevant meeting (or *adjourned* meeting).

84 The votes of joint holders

This Article 84 applies to a share held by joint **shareholders**. If more than one of the joint **shareholders** votes, the only vote which will count is the vote of the person who is the first named on the **Register** of the voting joint **shareholders** for that share.

85 Completing proxy forms

85.1 A *proxy form* can be in any form which the **Directors** approve.

85.2 A *proxy form* must be **in writing**. A *proxy form* given by an individual must be signed by the **shareholder** appointing the *proxy* or by an *attorney* who has been properly appointed **in writing**. If a *proxy* is appointed by a **company**, the *proxy form* should be either sealed with **the company's** seal or signed by an *officer* or an *attorney* who is properly authorised to act on behalf of **the company**. Signatures need not be witnessed.

85.3 If a **shareholder** appoints more than one *proxy* and the *proxy forms* appointing those *proxies* would give those proxies the apparent right to *exercise* votes on behalf of the **shareholder** in a General Meeting over more shares than are held by the **shareholder**, then each of those *proxy forms* will be invalid and none of the proxies so appointed will be entitled to attend or vote at the General Meeting.

85.4 A *proxy* need not be a **shareholder**.

86 Electronic proxies

The **Directors** may allow a *proxy* to be appointed in electronic form or by other data transmission process, *subject to* any limitations, conditions or restrictions that they decide. Such appointment shall be delivered to **the Company** in a manner specified by the **Directors**. If, and to the extent that, they decide to allow appointments to be made in this way, provisions of the **Articles** which are inconsistent with this method of appointment shall be of no effect in relation to those appointments. The **Directors** may require any evidence they think appropriate to satisfy themselves that the electronic appointment is genuine.

87 Delivering proxy forms

87.1 A *proxy form* must be delivered to the place stated in the notice of meeting or in the *proxy form*, or, if no place is stated, to the office where the **Register** is kept. It must be delivered at least:

- 48 hours before a meeting or an *adjourned* meeting; or
- 48 hours before a *poll* is taken, if the *poll* is not taken on the same day as the meeting or *adjourned* meeting.

87.2 If a *proxy form* is signed by an *attorney*, the *power of attorney* or other authority relied on to sign it (or a copy which has been certified by a notary or an *office copy*) must be delivered with the *proxy form*, unless the *power of attorney* has already been registered with **the Company**.

87.3 If Article 82 is not complied with, the *proxy* will not be able to act for the person who appointed him.

87.4 If a *proxy form* which relates to several meetings has been properly delivered for one meeting, or *adjourned* meeting, it does not need to be delivered again for any later meeting which the *proxy form* covers.

88 Revocation of proxies or changing a proxy's instructions

88.1 Any vote cast in the way a *proxy form* authorises or any demand for a *poll* made by a *proxy* will be valid even though:

- the person who appointed the *proxy* has died or is of unsound mind;
- the *proxy form* has been *revoked*; or
- the authority of the person who signed the *proxy form* for the **shareholder** has been *revoked*.

However, this does not apply if written notice of the fact has been received at the office where the **Register** is kept at least 48 hours before:

- the meeting or *adjourned* meeting starts; or
- the time fixed to take a *poll* on a later day.

88.2 A **shareholder** who has delivered a *proxy form* under Article 87 may change that *proxy form* (for example, by changing any voting instructions given to the *proxy* in the *proxy form*) by delivering a written notice of any change which must be received at the office where the **Register** is kept at least 48 hours before the time of the meeting. No change may be made to a *proxy form* after this time (although it may still be *revoked* under Article 88.1).

89 Proxies speaking at meetings

A *proxy* may speak at a meeting.

90 Company representatives

90.1 A **corporation** which is a **shareholder** can authorise any person to act as its representative at any **shareholders meeting** which it is entitled to attend. This person is called a "**company representative**". The directors of that corporation must pass a resolution to appoint the *company representative*. If the governing body of that corporation is not a board of directors, the resolution can be passed by its governing body. A *company representative* can *exercise* all the powers on behalf of the corporation which the corporation could *exercise* if it were an individual **shareholder** present at the meeting in person. This includes the power to vote on a *show of hands* when the *company representative* is personally present at a meeting.

90.2 The **Directors** can require evidence of the authority of a *company representative*.

90.3 Any vote cast by a *company representative* and any demand by him for a *poll* is valid even though he is, for any reason, no longer authorised to represent the corporation. However, this does not apply if written notice of the fact that he is no longer authorised has been received at the office where the **Register** is kept before the deadline which applies to notice of revocation of *proxies* under Article 88.

91 Challenging votes

Any objection to the right of any person to vote must be made at the meeting (or *adjourned* meeting) at which the vote is cast. If a vote is not disallowed at a meeting, it is valid for all purposes. Any objection must be raised with the chairman of the meeting. His decision is final.

DIRECTORS

92 The number of Directors

There must be at least 10 **Directors**. But the **shareholders** can vary this minimum, or impose a maximum, by passing an *Ordinary Resolution*.

93 Directors' fees and expenses

The total fees paid to all of the **Directors** (but excluding any payments made under Articles 94, 95 or 96) must not exceed:

- £4,000,000 a year; or
- any higher sum decided on by an *Ordinary Resolution* at a General Meeting.

93.1 Unless an *Ordinary Resolution* is passed saying otherwise, the fees will be divided between some or all of the **Directors** in the way that they decide. If they fail to decide, the fees will be shared equally by the **Directors**, except that any **Director** holding office as a **Director** for only part of a year is only entitled to a pro rata share covering that part of the year.

93.2 **Directors** are not entitled to receive a pension from **the Company** simply because they are acting as **Directors**. A **Director** may only receive a pension if he is also as an *officer*, executive or employee of **the Company**.

94 Other remuneration

94.1 The **Directors** can award other remuneration in addition to that paid under Article 93 to any **Director** who:

- holds any executive post;
- acts as **Chairman** or Vice Chairman;
- serves on any committee of the **Directors**; or
- performs any other services which the **Directors** consider to extend beyond the ordinary duties of a **Director**.

94.2 This other remuneration can take the form of salary, commission or other benefits or can be paid in some other way.

95 Directors' expenses

In addition to any fees or expenses paid under Articles 93 or 94, the **Directors** can also repay to a **Director** all reasonable expenses incurred:

- to attend and return from General Meetings;
- to attend and return from **Directors'** meetings;
- to attend and return from meetings of committees of the **Directors**; or
- in other ways in connection with **the Company's** business.

96 Directors' pensions and other benefits

As long as there is no conflict with Article 93.2, it is entirely for the **Directors** to decide whether to award:

- pensions;
- annual payments;
- gratuities; or
- other allowances or benefits

to any people who are, or who were, **Directors**. The **Directors** can decide to contribute to any scheme or fund or to pay premiums to a third party for these purposes.

97 Appointing Directors to various posts

97.1 The **Directors** can appoint any **Director** as **Chairman** or Vice Chairman or to any executive position they decide on. As far as the **legislation** allows this, they can decide on how long these appointments will be for and on their terms. They can also vary or end such appointments.

97.2 A **Director** who holds an executive appointment will automatically cease to be a **Director** if he no longer holds any executive appointment and the other **Directors** resolve that he should stop being a **Director**. An executive appointment means any paid employment or office (other than as a **Director**) with **the Company** or any of its holding companies or *subsidiary undertakings*. If a person ceases to be a **Director**

because of this Article 97.2, this does not prejudice any claim for breach of contract against **the Company** which may otherwise apply.

97.3 The **Directors** can give a **Director** appointed to an executive post any of the powers which they jointly have as **Directors**. These powers can be given on terms and conditions decided on by the **Directors** either in parallel with, or in place of, the powers of the **Directors** acting jointly. The **Directors** can change the basis on which such powers are given or withdraw such powers from the executive.

CHANGING DIRECTORS

98 Age limits

Provisions of the **legislation** which, read with the **Articles**, would restrict the appointment of a Director or require him to stop being a **Director** because he has reached a particular age do not apply to **the Company**. This includes restrictions and requirements involving special formalities once an age limit is reached. However, any person who is of the age of 70 or over must retire in accordance with Articles 99 and 100 and any notice of a meeting at which a resolution will be proposed to re-appoint him must state the fact that the **Director** is aged 70 or over.

99 Retiring by rotation

At every Annual General Meeting one-third of the current **Directors** must retire as **Directors**. If one-third is not a whole number, the number of **Directors** to retire is the number which is nearest to, but smaller than, one-third. No **Director** shall continue to hold office as a **Director** after the third Annual General Meeting following his election or re-election, as the case may be, without submitting himself for re-election at the said third Annual General Meeting. See also Articles 104.1 and 105.2.

100 Selecting the Directors to retire by rotation

This Article 100 states which **Directors** must retire at an Annual General Meeting under Article 99:

- first, any Director of the age of 70 or over;
- secondly, any Director who wants to retire at the meeting, and who does not want to be re-elected;
- thirdly, any Director who has not been elected or re-elected at either of the last two Annual General Meetings; and
- finally, those **Directors** who have been **Directors** longest since they were last elected. If there are **Directors** who were last elected on the same date, they can agree on who is to retire. If they do not agree, they must draw lots to decide.

101 Re-electing a Director who is retiring

101.1 At the General Meeting at which a **Director** retires the **shareholders** can pass an *Ordinary Resolution* to re-elect the **Director** or to elect some other eligible person in his place.

101.2 A **Director** retiring at a General Meeting retires at the end of that meeting unless the **legislation** requires him to retire at some other time. Where a retiring **Director** is re-elected he continues as a **Director** without a break.

102 Election of two or more Directors

A single resolution for the election of two or more **Directors** is void unless the putting of the resolution in this form has been approved by an earlier procedural vote taken at the General Meeting, with no votes cast against.

103 People who can be Directors

Only the following people can be elected as **Directors** at a General Meeting:

- a **Director** who is retiring at the meeting;
- a person who is recommended by the **Directors**; or
- any other person who has been proposed for election or re-election. In this case, a notice must be delivered to the **Registered Office** by a **shareholder** entitled to attend and vote at the meeting at least seven days before the meeting but not more than 42 days before. The person nominated must confirm **in writing** that he is willing to be elected and his confirmation must be included with the notice.

104 The power to fill vacancies and appoint extra Directors

104.1 The **Directors** can appoint any person as an extra **Director** or as a replacement for another **Director**. Any Director appointed in this way must retire at the first Annual General Meeting after his appointment. At this Annual General Meeting he can be elected by the **shareholders** as a **Director**. A **Director** who retires in this way is not taken into account in deciding which and how many **Directors** should *retire by rotation* at the Annual General Meeting (see Article 100).

104.2 At a General Meeting, the **shareholders** can also pass an *Ordinary Resolution*:

- to fill a vacancy where a **Director** has stopped being a **Director** for some reason; or
- to appoint an extra **Director**.

105 Removing and appointing Directors by an Ordinary Resolution

105.1 The **shareholders** can pass an *Ordinary Resolution* to remove a **Director**, even though his time in office has not ended. This applies despite anything else said in the **Articles** or in any agreement between **the Company** and any **Director**. Special notice of the resolution must be given to **the Company** as required by the **legislation**. But if a **Director** is removed in this way, it will not affect any claim which he may have for damages for breach of any contract of service he may have with **the Company**.

105.2 The **shareholders** can pass an *Ordinary Resolution* to appoint a person to replace a **Director** who has been removed in this way. A person appointed under this Article 105.2 to replace a **Director** who has been removed retires by rotation under Article

99 when the Director he replaces would have been due to retire. If no **Director** is appointed under this Article 105.2, the vacancy can be filled under Article 104.

106 When Directors are disqualified

Any **Director** automatically stops being a **Director** in any one or more of the following circumstances:

- if he is an executive director and his appointment as an executive director is terminated or expires and the other **Directors** resolve that he should stop being a **Director**;
- if a bankruptcy order is made against him;
- if he makes any arrangement or composition with his creditors or applies for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;
- if he becomes of unsound mind;
- if he has missed **Directors'** meetings for a continuous period of six months, without permission from the **Directors**, and the **Directors** pass a resolution stating that he has ceased to be a **Director**;
- if he is prohibited from being a **Director** under the **legislation**;
- if he gives **the Company** a letter of resignation; or
- if at least 75 per cent. of the **Directors** pass a resolution, or sign a notice, requiring the **Director** to resign. He will stop being a **Director** when the *notice is served on him*. But if a **Director** is removed in this way this is an act of **the Company** which does not affect any claim for damages for breach of any contract of service which he may have with **the Company**.

DIRECTORS' MEETINGS

107 Directors' meetings

The **Directors** can decide when to have meetings and how they will be conducted and on the *quorum*. They can also *adjourn* the **Directors'** meetings.

108 Who can call Directors' meetings

A **Directors'** meeting can be called by any **Director** or by the **Secretary**. The **Secretary** must also call a **Directors'** meeting if a **Director** requests a **Directors'** meeting.

109 How Directors' meetings are called

Directors' meetings are called by serving a notice on all the **Directors**. But a **Director** who is out of the **United Kingdom** is not entitled to be given notice of any **Directors'** meeting unless he has notified the Company of an address in the United Kingdom to which notices should be sent when he is out of the United Kingdom. Any **Director** can waive notice of any **Directors'** meeting, including one which has already taken place.

110 Quorum

If no other *quorum* is fixed, two **Directors** are a *quorum*. A **Directors'** meeting at which a *quorum* is present can *exercise* all the powers and discretions of the **Directors**.

111 The chairman of Directors' meetings

The **Directors** can elect any **Director** as **Chairman** or as one or more Vice Chairman for such periods as the **Directors** decide. If the **Chairman** is at a **Directors'** meeting, he will chair it. In his absence, the chair will be taken by a Vice Chairman, if one is present. If more than one Vice Chairman is present, the Vice Chairman longest in office will take the chair, unless the **Directors** decide otherwise. If there is no **Chairman** or Vice Chairman present within five minutes of the time when the **Directors'** meeting is due to start, the **Directors** who are present can choose which one of them will be the chairman of the meeting.

112 Voting at Directors' meetings

112.1 *Subject to* Article 112.2, matters for decision which arise at a **Directors'** meeting will be decided by a majority vote. If votes are equal, the Chairman of the meeting has a second, casting vote.

112.2 Any decision to move the location of the Head Office and/or the corporate headquarters of the **Group** and/or the registered office of **the Company** from Edinburgh must be approved by all the **Directors** who hold office at that time.

113 Directors can act even if there are vacancies

The **Directors** can continue to act even if one or more of them stops being a **Director**. But if the number of **Directors** falls below the minimum which applies under Article 92 (including any change to that minimum number approved by an *Ordinary Resolution* of **shareholders**), the remaining **Director(s)** will, as soon as is convenient:

- either appoint further **Director(s)** to make up the shortfall; or
- convene a General Meeting for the sole purpose of appointing extra **Director(s)** but not for any other purpose.

If no **Director** or **Directors** are willing or able to act under this Article 113, any two **shareholders** can call a General Meeting to appoint extra **Director(s).**

114 Telephone meetings

Any or all of the **Directors**, or members of a committee, can take part in a meeting of the **Directors** or of a committee by way of a conference telephone or similar equipment which allows everybody to take part in the meeting by being able to hear each of the other people at the meeting and by being able to speak to all of them at the same time. Taking part in this way will be counted as being present at the meeting. These meetings will be treated as taking place where most of the participants are (or where the **Chairman** is if there is no majority in any one place).

115 Resolutions in writing

This Article 115 applies to a written resolution which is signed by all of the **Directors** who are in the **United Kingdom** at the time and who would be entitled to vote on the resolution

at a **Directors'** meeting. A written resolution will be valid at the time it is signed by the last **Director**. This kind of resolution is just as valid and effective as a resolution passed by those **Directors** at a meeting which is properly called and held. The resolution can be passed using several copies of a document if each document is signed by one or more **Directors**. These copies can be fax copies.

116 The validity of Directors' actions

Everything which is done by any **Directors'** meeting, or by a committee of the **Directors**, or by a person acting as a **Director**, or as a member of a committee, will be valid even though it is discovered later that any **Director**, or person acting as a **Director**, was not properly appointed. This also applies if it is discovered later that anyone was disqualified from being a **Director**, or had ceased to be a **Director**, or was not entitled to vote. In any of these cases in favour of anyone dealing with **the Company** in good faith anything done will be as valid as if there was no defect or irregularity of the kind referred to in this Article 116.

DIRECTORS' INTERESTS

117 Directors' interests in transactions with the Company

117.1 If the **legislation** allows and he has disclosed the nature and extent of his interest to the **Directors**, a **Director** can do any one or more of the following:

- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving **the Company**;
- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving another **company** in which **the Company** has some interest; and
- alone, or through some firm with which he is associated, do paid professional work for **the Company** (other than as **Auditor**).

117.2 A **Director** does not have to hand over to **the Company** any benefit he receives as a result of anything allowed under Article 117.1.

118 When Directors can vote on things which they are interested in

118.1 Unless the **Articles** say otherwise, a **Director** cannot cast a vote on any contract, transaction, arrangement or any other kind of proposal in which he has an interest and which he knows is material. For this purpose, interests of a person who is connected with a **Director** under Section 346 of the **Companies Act** are added to the interests of the **Director** himself. Interests purely as a result of an interest in **the Company's** shares, *debentures* or other securities are disregarded. A **Director** may not be included in the *quorum* of a meeting in relation to any resolution he is not allowed to vote on.

118.2 However, a **Director** can vote, and be counted in the *quorum*, on any resolution about any of the following things, as long as the only material interest he has in it is included in the following list:

- a resolution about giving him, or any other person, any security or any *indemnity* for any money which he, or that other person, has lent at the

request, or for the benefit, of **the Company**, any of its *holding companies* or any of its ***subsidiaries***;

- a resolution about giving him, or any other person, any security or any *indemnity* for any *liability* which he, or that other person, has incurred at the request, or for the benefit of, **the Company**, any of its *holding companies* or any of its ***subsidiaries***;

- a resolution about giving any security or any *indemnity* to any other person for a debt or obligation which is owed by **the Company**, any of its *holding companies* or any of its ***subsidiaries***, to that other person, if the **Director** has taken responsibility for some or all of that debt or obligation. The **Director** can take this responsibility by giving a guarantee, *indemnity* or security;

- a resolution about any proposal relating to an offer of any shares or *debentures* or other securities for subscription or purchase by **the Company**, any of its *holding companies* or any of its ***subsidiaries***, if the **Director** takes part because he is a holder of shares, *debentures* or other securities, or if he takes part in the *underwriting* or sub-*underwriting* of the offer;

- a resolution about any proposal involving any other **company** if the **Director** (together with any person connected with the **Director** under Section 346 of the **Companies Act**), has a direct or indirect interest of any kind (including an interest by holding any position in that **company**, or by being a shareholder of that **company**). This does not apply if he knows that he and any persons connected with him hold an interest in shares (as defined for Sections 198 to 211 of the **Companies Act**) representing one per cent. or more of:

    - any class of equity share capital of that **company**; or

    - the voting rights in that **company**.

  Any of these interests of one per cent. or more are treated for the purposes of this Article 118.2 as being material interests;

- any arrangement for the benefit of employees of **the Company**, any of its holding companies or any of its ***subsidiaries*** which only gives him benefits which are also generally given to the employees to whom the arrangement relates; or

- a resolution about any proposal relating to any insurance which **the Company** can buy and renew for the benefit of **Directors** or of a group of people which includes **Directors**.

118.3 This Article 118.3 applies if the **Directors** are considering proposals about appointing two or more **Directors** to positions with **the Company** or any **company** in which **the Company** is interested. It also applies if the **Directors** are considering setting or changing the terms of their appointment. These proposals can be split up to deal with each **Director** separately. If this is done, each **Director** can vote and be included in the *quorum* for each resolution, except the one concerning him. But he cannot vote if the resolution relates to appointing him to a **company** which **the**

Company is interested in if he has an interest of one per cent. or more in that **company** (in the manner described in Article 118.2).

118.4 If any question comes up at a meeting about whether a **Director** has a material interest, or whether he can vote, and the **Director** does not agree to abstain from voting on the issue, the question shall be referred to the chairman of the meeting (or, in the case of the chairman of the meeting, to the Vice Chairman). The chairman of the meeting's or Vice Chairman's ruling about any other **Director** is final and conclusive, unless the nature and extent of the **Director's** interests have not been fairly disclosed to the **Directors**.

119 More about Directors' interests

For the purpose of Articles 117 and 118:

- a general notice given to the **Directors** that a **Director** has an interest of the kind stated in the notice in any contract, transaction or arrangement involving any **company** or person identified in the notice is treated as a standing disclosure that the **Director** has that interest; and
- interests which are unknown to the **Director** and which it is unreasonable to expect him to know about are ignored.

DIRECTORS' COMMITTEES

120 Delegating powers to committees

120.1 The **Directors** can delegate any of their powers or discretions to committees of one or more **Directors**. This includes powers or discretions relating to **Directors' pay** or giving benefits to **Directors**. If the **Directors** have delegated any power or discretion to a committee, any references in the **Articles** to using that power or discretion include its use by the committee. Any committee must comply with any regulations laid down by the **Directors**. These regulations can require or allow people who are not **Directors** to be co-opted onto the committee, and can give voting rights to co-opted members. But:

- there must be more **Directors** on a committee than co-opted members; and
- a resolution of the committee is only effective if a majority of the members of the committee present at the time of the resolution were **Directors**.

120.2 Unless the **Directors** decide not to allow this, a committee can sub-delegate powers and discretions to sub-committees. References in the **Articles** to committees include sub-committees permitted under this Article 120.2.

121 Committee procedure

If a committee includes two or more **Directors**, the **Articles** which regulate **Directors'** meetings and their procedure will also apply to committee meetings (if they can apply to committee meetings), unless these are inconsistent with any regulations for the committee which have been laid down under Article 120.

DIRECTORS' POWERS

122 The Directors' management powers

122.1 The **Directors** shall conduct and manage **the Company's** business. They can use all **the Company's** powers. But this does not apply where the **Articles** or the **legislation** say that powers can only be used by the **shareholders** voting to do so at a General Meeting. The general management powers under this Article 122 are not limited in any way by specific powers given to the **Directors** by other **Articles**.

122.2 The **Directors** are, however, *subject to*:

- the provisions of the **legislation**;
- the requirements of the **Articles**; and
- any regulations laid down by the **shareholders** by passing a *Special Resolution* at a General Meeting.

However, if the **shareholders** lay down any regulation relating to something which the **Directors** have already done which was within their powers, that regulation cannot invalidate the **Directors'** previous action.

123 The power to appoint managers or agents

123.1 The **Directors** can appoint, remove and re-appoint managers or agents of **the Company** either in or outside the **United Kingdom**.

123.2 The **Directors** may:

- delegate any of their authority, powers or discretions to any manager or agent of **the Company**;
- allow managers or agents to delegate to another person;
- remove any people they have appointed in any of these ways; and
- cancel or change anything that they have delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change.

Any appointment or delegation by the **Directors** which is referred to in this Article 123 can be on any conditions decided on by the **Directors**.

124 The power to appoint attorneys

124.1 The **Directors** can appoint anyone (including the members of a group which changes over time) as **the Company's** *attorneys* by granting a *power of attorney* or by authorising them in some other way. The *attorneys* can either be appointed directly by the **Directors** or the **Directors** can give someone else the power to select *attorneys*. The **Directors** or the persons who are authorised by them to select *attorneys* can decide on the purposes, powers, authorities and discretions of *attorneys*. But they cannot give an *attorney* any power, authority or discretion which the **Directors** do not have under the **Articles**.

124.2 The **Directors** can decide how long a *power of attorney* will last for and attach any conditions to it. The *power of attorney* can include any provisions which the **Directors** decide on for the protection and convenience of anybody dealing with the *attorney*. The *power of attorney* can allow the *attorney* to grant any or all of his power, authority or discretion to any other person.

125 Signature on cheques etc.

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable *instruments* and all receipts for money paid to **the Company** can be signed, drawn, accepted, endorsed or made legally effective in any manner the **Directors** resolve.

126 Borrowing powers

As far as the **legislation** allows, the **Directors** may *exercise* all the powers of **the Company**:

- to borrow money;
- to mortgage or charge all or any of **the Company's** undertaking, property (present and future) and uncalled capital;
- to *issue debentures* and other securities; and
- to give security either outright or as collateral security for any debt, *liability* or obligation of **the Company** or of any third party.

ALTERNATE DIRECTORS

127 Alternate Directors alternate

127.1 Any **Director** (other than an **alternate Director**) may appoint any person (including another **Director**) to act in his place (called an "**alternate Director**"). That appointment requires the approval of the **Directors**, unless previously approved by the **Directors** or unless the appointee is another **Director**. A **Director** appoints an alternate **Director** by delivering a signed appointment to the **Registered Office** or by tabling it at a meeting of the **Directors**.

127.2 The appointment of an alternate **Director** ends on the happening of any event which, if he were a **Director**, would cause him to vacate that office. It also ends if his appointor stops being a **Director**, unless that **Director** retires at a General Meeting at which he is re-elected again. A **Director** can also remove his alternate **Director** by a written notice delivered to the **Registered Office** or tabled at a meeting of the **Directors**. This notice must also be copied to the alternate **Director**, but will be effective whether or not it has been received by the alternate **Director**.

127.3 An alternate **Director** is entitled to receive notices of meetings of the **Directors** and of committees of the **Directors** of which his appointer is a member, except when absent from the **United Kingdom**. He is entitled to attend and vote as a **Director** at any meeting at which the **Director** appointing him is not personally present and generally at that meeting is entitled to perform all of the functions of his appointor as a **Director**. The provisions of the Articles regulating the meeting apply as if he (instead of his appointor) were a **Director**. If he is himself a **Director** or attends any meeting as an alternate **Director** for more than one **Director**, he can vote

cumulatively for himself and for each other **Director** he represents but he may not be counted more than once for the purposes of the *quorum*. If his appointor is absent from the **United Kingdom** or temporarily unable to act through ill health or disability, his signature to any resolution **in writing** of the **Directors** is as effective as the signature of his appointor. If the **Directors** decide to allow this, this Article 127.3 also applies in a similar fashion to any meeting of a committee of which his appointor is a member. Except as set out in this Article 127.3, an alternate **Director**:

- does not have power to act as a **Director**;
- is not deemed to be a **Director** for the purposes of the **Articles**; and
- is not deemed to be the agent of his appointor.

127.4 An alternate **Director** is entitled to contract and be interested in and benefit from contracts, transaction or arrangements and to be repaid expenses and to be indemnified to the same extent as if he were a **Director**. However, he is not entitled to receive from **the Company** as an alternate **Director** any **pay**, except for that part (if any) of the **pay** otherwise payable to his appointor as his appointor may tell **the Company in writing** to pay to his alternate **Director**.

MINUTES

128 Keeping minutes

The **Directors** will make sure that proper minutes are kept of:

- the resolutions, proceedings and names of people who attend **Directors'** meetings and **Directors'** committees; and
- the proceedings, resolutions and business and any orders made at any General Meetings or class meetings.

These minutes must be recorded in minute books. If a minute has apparently been signed by the chairman of the meeting, or by the chairman of the meeting which approves the minutes, this minute will prove what it records without any need for any further proof.

THE SECRETARY

129 The Secretary and deputy and assistant secretaries

129.1 The **Secretary** (but not any deputy or assistant secretary) is appointed by the **Directors**. The **Directors** shall decide on the terms and period of his appointment. The **Directors** may also remove him from office, but this does not affect any claim for damages against **the Company** for breach of any contract of employment he may have with **the Company**. The **Directors** may appoint two or more people to be joint **Secretaries**.

129.2 Anything which the **Articles** require or allow to be done by the **Secretary** can also be done by any deputy or assistant secretary.

THE SEAL

130 The Seal

130.1 The **Directors** are responsible for arranging for the **Seal** and any **Securities Seal** to be kept safely. **The Seal** and any **Securities Seal** can only be used with the authority of the **Directors** or of a committee authorised by the **Directors**. The **Securities Seal** can be used only for sealing securities *issued* by **the Company** in *certificated form* and documents creating or evidencing securities *issued* by it.

130.2 Every document which is sealed using the **Seal** or the **Securities Seal** (other than a certificate for any securities *issued* by **the Company** in *certificated form* - see Article 27) must be signed by one **Director** and the **Secretary** or by two **Directors** or by any other person or persons authorised by a resolution of the **Directors**. The **Directors** may resolve that the **Seal** or the **Securities Seal** may be attached to any document or type of document.

130.3 The **Directors** can use all the powers given by the **legislation** relating to official seals for use abroad.

130.4 Any document signed by one **Director** and the **Secretary** or by two **Directors** and expressed to be entered into by **the Company** shall have the same effect as if it had been made effective by using the **Seal**. However no document which states that it is intended to have effect as a deed shall be signed in this way without the authority of the **Directors** or of a committee authorised by the **Directors**.

130.5 The **Directors** may resolve that the requirement for any counter-signature in Article 130.2 may be dispensed with on any occasion or that the **Seal** or any counter-signature may be printed by some mechanical, electronic or photographic method.

130.6 The **Directors** may decide to have one or more facsimile copies of the **Seal** for use by **the Company**. Where any facsimile seal has been authorised under this Article 130.6, Article 130 will apply to that facsimile seal as if it were the **Seal**.

130.7 Certificates for *debentures* or other securities of **the Company** may be printed in any way and may be sealed and/or signed in any manner allowed by this Article 130 or by Article 27.7.

AUTHENTICATING DOCUMENTS

131 Establishing that documents are genuine

131.1 Any **Director** or the **Secretary**, has power to authenticate any of the following things, and to certify copies or extracts from them as true copies or extracts:

- any documents relating to **the Company's** constitution;
- any resolutions passed by the **shareholders**, or by the **Directors** or by a committee of the **Directors**; and
- any books, documents, records or accounts which relate to **the Company's** business.

131.2 The **Directors** can also give this power to others. When any books, documents, records and accounts are not kept at the **Registered Office**, the *officer* of **the Company** who holds them is treated as a person who has been authorised by the

Directors to authenticate any of them and to provide certified copies or extracts from them.

131.3 This Article 131.3 applies to a document which appears to be a copy of a resolution or an extract from the minutes of any meeting, and which is certified as a copy or extract as described in Article 131.1 or 131.2. Such document is conclusive evidence for anyone who deals with **the Company** on the strength of the document that:

- the resolution has been properly passed; or
- the extract is a true and accurate record of the proceedings of a valid meeting.

131.4 Unless the **legislation** prevents it, any books, documents or records which are held by **the Company** in digital, imaged or other electronic form are valid books, document or records and can be authenticated under this Article 131 as if they were books, documents or records held in hard copy form.

RESERVES

132 Setting up reserves

The **Directors** can set aside any profits of **the Company** and hold them in a *reserve*. The **Directors** can decide to use these sums for any purpose for which the profits of **the Company** can lawfully be used. Sums held in a *reserve* can either be employed in the business of **the Company** or be invested. The **Directors** can divide the *reserve* into separate funds for special purposes and alter the funds into which the *reserve* is divided. The **Directors** can also carry forward any profits without holding them in a *reserve*. The **Directors** must comply with the restrictions under the **legislation** which relate to *reserve* funds.

133 Assets bought as from a past date

This Article 133 applies if the **legislation** allows this and the **Directors** decide to deal with profits, losses, dividends or interest as this Article 133 allows. Where any *asset*, business or property is bought by **the Company** as from a past date (whether that date is before or after the incorporation of **the Company**), any of the profits and losses can be added to **the Company's** revenue account and treated for all purposes as profits or losses of **the Company**. Similarly, where shares or other securities are purchased with any dividend or interest, any such dividend or interest can be treated as revenue, rather than being treated as a capital item.

DIVIDENDS

134 Final dividends

The Company's shareholders can *declare* dividends by passing an *Ordinary Resolution*. No such dividend can exceed the amount recommended by the **Directors**.

135 Fixed and Interim dividends

135.1 If the **Directors** consider that the profits of **the Company** justify such payments, they can:

- pay the fixed dividends on any class of shares carrying a fixed dividend on the dates prescribed for the payment of those dividends; and
- pay interim dividends on shares of any class of any amounts and on any dates and for any periods that they decide.

135.2 If the **Directors** act in good faith, they are not liable to the holders of any shares for any loss they may suffer because a lawful dividend has been paid under this Article 135 on other shares which *rank* equally with or behind their shares.

136 Distributions in kind

If the **Directors** recommend this, **the Company's shareholders** can pass an *Ordinary Resolution* to direct all or part of a dividend to be paid by distributing specific *assets* (and, in particular, **paid-up shares** or *debentures* of any other **company**). The **Directors** must give effect to this resolution. Where any difficulty arises on such a distribution, the **Directors** can settle it as they decide. In particular, they can:

- *issue* fractional shareholdings;
- value *assets* for distribution purposes;
- pay cash of a similar value to adjust the rights of **shareholders**; and/or
- vest any *assets* in *trustees* for more than one **shareholder**.

137 No dividends are payable except out of profits

No dividend can be paid otherwise than out of profits available for distribution under the **legislation**.

138 Apportioning dividends

All dividends will be divided and paid in proportions based on the amounts which have been paid up on the shares during any period for which the dividend is paid. Sums which have been paid up in advance of *calls* count as paid up for this purpose. If the terms of any share say that it will be entitled to a dividend as if it were a fully paid-up, or partly paid-up, share from a particular date (in the past or the future), it will be entitled to a dividend on this basis. This Article 138 applies unless the **rights** attached to any shares, or the terms of any shares, say otherwise.

139 Deducting amounts owing from dividends and other money

If a **shareholder** owes any money for *calls* on shares or money relating in any other way to shares, the **Directors** can deduct any of this money from:

- any dividend on any shares held by the **shareholder**; or
- any other money payable by **the Company** in connection with the shares.

Money deducted in this way can be used to pay amounts owed to **the Company** in connection with the shares.

140 Payments to shareholders

140.1 Any dividend or other money payable in cash relating to a share can be paid by cheque or warrant payable to the **shareholder** who is entitled to it or to someone else named in a written instruction from the **shareholder** (or all joint **shareholders**). A dividend can also be paid by inter-bank transfer or by other electronic means directly to an account with a bank or other financial institution (or other organisations operating deposit accounts if allowed by **the Company**) in the **United Kingdom** named in a written instruction from the person entitled to receive the payment under this Article 140. Alternatively a dividend can be paid in some other way agreed between the **shareholder** (or all joint **shareholders**) and **the Company**.

140.2 For joint **shareholders** or persons jointly *entitled* to *shares by law*, **the Company** can rely on a receipt for a dividend or other money paid on shares from any one of them on behalf of all of them.

140.3 Cheques and warrants are sent, and payment in any other way is made, at the risk of the person who is entitled to the money. **The Company** is treated as having paid a dividend if the cheque or warrant is cleared.

140.4 Unless the **rights** attached to any shares, or the terms of any shares, or the **Articles** say otherwise, a dividend or any other money payable in respect of a share can be paid in whatever currency the **Directors** decide.

140.5 No dividend or other sum payable by **the Company** on or in respect of its shares carries a right to interest from **the Company**.

140.6 **The Company** may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other methods of payment have failed); and

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder

but, *subject to* the provisions of these Articles may recommence sending cheques or warrants (or using another form of payment) for dividends payable on that share if the person(s) entitled so request(s).

141 Record dates for payments and other matters

Any dividend on any shares can be paid to the registered holder or holders of the shares, at the close of business on a particular day stated in the resolution passed for payment of the dividend. It will be based on the number of shares registered on that day. This Article 141 applies whether what is being done is the result of a resolution of the **Directors** or a resolution passed at a General Meeting. The date can be before any relevant resolution was passed. This Article 141 does not affect the rights between past and present **shareholders** to payments or other benefits.

142 Dividends which are not claimed

The **Directors** can decide to pay unclaimed dividends or dividends on Unclaimed Shares as defined in Article 60.1 or Unclaimed Preference Shares as defined in Article 60.2 into a separate account. **The Company** will not be a trustee of the money and will not be liable to pay interest on it. If a dividend has not been claimed for 12 years after the passing of the resolution for payment of that dividend, it will be forfeited and belong to **the Company** again.

143 Waiver of dividends

All or any part of a dividend can be waived by means of a document on which **the Company** acts. The document must be signed by the **shareholder** (or the person entitled to the shares by law) and delivered to **the Company.** The document need not be in the form of a deed.

CAPITALISING RESERVES

144 Capitalising reserves

144.1 *Subject to* Article 10.1, **the Company's shareholders** can pass an *Ordinary Resolution* to *capitalise* any sum:

- which is part of any of **the Company's** *reserves* (including *premiums* received when any shares were *issued*, *capital redemption reserves* or other undistributable *reserves*); or
- which **the Company** is holding as net profits.

144.2 Unless the *Ordinary Resolution* states otherwise, the **Directors** will use the sum which is *capitalised* by setting it aside for the **Ordinary Shareholders** on the **Register** at the close of business on the day the resolution is passed (or another date stated in the resolution or fixed as stated in the resolution). The sum set aside must be used to pay up in full shares of **the Company** which shall be *allotted* and distributed to **shareholders** as bonus shares in proportion to their holdings of **Ordinary Shares** at the time specified in the resolution. The shares can be **Ordinary Shares** or, if the **rights** of other **existing shares** allow this, shares of some other class.

144.3 If any difficulty arises in operating this Article 144, the **Directors** can resolve it in any way which they decide. For example, they can deal with entitlements to fractions of a share by deciding that the benefit of share fractions belong to **the Company** or that share fractions are ignored or deal with fractions in some other way.

144.4 The **Directors** can appoint any person to sign any contract with **the Company** on behalf of those who are entitled to shares under the *Ordinary Resolution*. Such a contract is binding on all concerned.

SCRIP DIVIDENDS

145 Shareholders can be offered the right to receive extra shares instead of cash dividends

145.1 The **Directors** can offer **Ordinary Shareholders** the right to choose to receive extra **Ordinary Shares**, which are credited as fully paid up, instead of some or all of their cash dividend. After the period in Article 145.11 has expired, **the Company's shareholders** must have passed an *Ordinary Resolution* authorising the **Directors** to make this offer before it can be made.

145.2 The *Ordinary Resolution* can apply to a particular dividend or dividends. Or it can apply to some or all of the dividends which may be *declared* or paid in the period up to and including the Annual General Meeting which follows the passing of the *Ordinary Resolution*.

145.3 The **Directors** can offer **shareholders** the right to request new shares instead of cash for:

- the next dividend; or
- all future dividends (if a share alternative is made available), until they tell **the Company** that they no longer wish to receive new shares.

The **Directors** can also allow **shareholders** to choose between these alternatives.

145.4 A **shareholder** who chooses to receive extra **Ordinary Shares** instead of a cash dividend is entitled to the number of **Ordinary Shares** whose total relevant value is as near as possible to the cash dividend he would have received. The relevant value of a share is the average value of the **Ordinary Shares** for the five dealing days starting from, and including, the day when the shares are first quoted "ex dividend". This average value is worked out from the average middle market quotations for the **Ordinary Shares** on the **London Stock Exchange**, as published in its Daily Official List or in such other manner as may be determined by or in accordance with the *Ordinary Resolution*.

145.5 After the **Directors** have decided to apply this Article 145 to a dividend, they must notify eligible **Shareholders in writing** of their right to opt for new shares. This notice should also say how, where and when **shareholders** must notify **the Company** if they wish to receive new shares. Where **shareholders** have opted to receive new shares in place of all future dividends, if new shares are available, **the Company** will not notify them of a right to opt for new shares.

145.6 No **shareholder** will receive a fraction of a share. The **Directors** can decide how to deal with any fraction left over. **The Company** can, if the **Directors** decide, have the benefit of these left over fractions (for example, by adding together all fractional entitlements (or their cash value) and selling the resulting number of shares for the benefit of **the Company**). Alternatively, if the **Directors** decide, the cash amount of any fractional entitlement may be added to the amount of a future cash dividend which the **shareholder** is entitled to receive. **The Company** will not be required to pay any interest on the cash value of the fractions which it keeps for future distribution.

145.7 The **Directors** can exclude or restrict the right to opt for new shares or make any other arrangements where they decide that this is necessary or convenient to deal with any of the following legal or practical problems:

- problems relating to laws of any territory; or
- problems relating to the requirements of any recognised regulatory body or stock exchange in any territory,

where special formalities would otherwise apply in connection with the offer of new shares.

145.8 As far as a **shareholder** opts to receive new shares, no dividend on the shares for which he has opted to receive new shares (called the "**elected shares**"), will be declared or payable. Instead, new **Ordinary Shares** will be *allotted* on the basis set out earlier in this Article 145. To do this, the **Directors** will *capitalise* a sum equal to the total *nominal amount* of the new **Ordinary Shares** to be *allotted*. They will use this sum to pay up in full the appropriate number of new **Ordinary Shares**. These will then be *allotted* and distributed to the holders of the elected shares as set out above. The sum to be *capitalised* can be taken from any amount which is then in any reserve or fund (including the *share premium account*, any *capital redemption reserve* and the profit and loss account). Article 144 applies to this process, as far as it is consistent with this Article 145.

145.9 The new **Ordinary Shares** *rank* equally in all respects with the existing fully paid-up **Ordinary Shares** on the record date for the dividend. But, they are not entitled to share in the dividend in respect of which they were *issued* and do not allow the holder to opt for new shares instead of that dividend.

145.10 The **Directors** can decide that new shares will not be available in place of any cash dividend. They can decide this at any time before new shares are *allotted* in place of such dividend, whether before or after **shareholders** have opted to receive new shares.

145.11 This Article 145.11 authorises the **Directors** to offer rights of election to receive new **Ordinary Shares** in respect of all or part of any dividend *declared* or proposed after the date of adoption of this Article 145.11 and at or before the Annual General Meeting in 2002.

ACCOUNTS

146 Accounting and other records

The **Directors** shall make sure that proper accounting records that comply with the **legislation** are kept to record and explain **the Company's** transactions.

147 Location and inspection of records

147.1 The accounting records shall be kept:

- at the **Registered Office**; or
- at any other place which the **legislation** allows, and the **Directors** decide on.

147.2 **The Company's** *officers* always have the right to inspect the accounting records.

147.3 Anyone else (including a **shareholder**) does not have any right to inspect any books or papers of **the Company** unless:

- the **legislation** or a proper court order gives him that right; or
- the **Directors** authorise him to do so.

148 Sending copies of accounts and other documents

148.1 This Article 148 applies to every balance sheet and profit and loss account to be laid before the **shareholders** at a General Meeting with any other document which the **legislation** requires to be attached to these.

148.2 Copies of the documents set out in Article 148.1 must be sent to the **shareholders** and **the Company's** *debenture* holders and all other people to whom the **Articles** or the **legislation** require **the Company** to send them. This must be done at least 21 days before the relevant General Meeting. **The Company** need not send these documents to:

- **shareholders** who are sent summary financial statements in accordance with the **legislation**;
- more than one joint holder of shares or *debentures*; or
- any person for whom **the Company** does not have a current address.

However, the **shareholders** or **the Company's** *debenture* holders who are not sent copies can receive a copy free of charge by applying to **the Company** at the **Registered Office**.

AUDITORS

149 Acts of Auditors

As far as the **legislation** allows this, the actions of a person acting as an **Auditor** are valid in favour of someone dealing with **the Company** in good faith, even if there was some defect in the person's appointment or the person was at any time not qualified to act as an **Auditor**.

150 Auditors at General Meetings

An **Auditor** can attend any General Meeting. He can speak at General Meetings on any business which is relevant to him as **Auditor**.

NOTICES

151 Serving and delivering notices and other documents

The Company can serve or deliver any notice or other document, including a share certificate, on or to a **shareholder**:

- personally;

- by posting it in a letter (with postage paid) to the address recorded for him on the **Register**;
- by leaving it (in an envelope addressed to him) at the address recorded for him on the **Register**; or
- in any other way which has been authorised **in writing** by the **shareholder** concerned.

However, Articles 151 to 160 do not affect any provision of the **legislation** requiring offers, notices or other documents to be served in a particular way.

152 Electronic Communications

152.1 Any **shareholder** may notify **the Company** of an address to which **the Company** may send electronic communications and having done so the **shareholder** shall be treated as having agreed to receive notices and other documents from **the Company** by electronic communication.

152.2 If a **shareholder** notifies **the Company** of his email address **the Company** may send the **shareholder** the notice or other document by:

- publishing the notice or other document on a website; and
- notifying the **shareholder** by email that the notice or other document has been published on the website. **The Company** must also specify the address of the website on which it has been published, the place on the website where the notice may be accessed and how it may be accessed.

If the notice relates to a **shareholders meeting, the Company** must also state:

- that the notice concerns a notice of a **shareholders meeting** served in accordance with the **Companies Act**;
- the place, date and time of the **shareholders meeting**;
- whether the **shareholders meeting** is to be an Annual General Meeting or an Extraordinary General Meeting; and
- all other information which is required by any laws which apply.

152.3 Any amendment or revocation of a notification given to **the Company** under this Article shall only take effect in writing, signed by the **shareholder** and on actual receipt by **the Company** of the amendment or revocation.

152.4 An electronic communication shall not be treated as having been received by **the Company** if it is rejected by computer virus protection arrangements.

153 Notices to joint holders

When a notice or other document is to be given to joint **shareholders**, it shall be given to the joint **shareholder** who is listed first on the **Register** for the share or shares, but ignoring any joint **shareholder** without a **United Kingdom** address under Article 151 or Article 154. A notice given in this way is treated as given to all of the joint holders.

154 Notices for shareholders with foreign addresses

154.1 This Article 154 applies to a **shareholder** whose address on the **Register** is outside the **United Kingdom**. He can give **the Company** a **United Kingdom** address where notices or other documents can be served on him. If he does, he is entitled to have notices or other documents served on him at that address. Otherwise, he is not entitled to receive any notices or other documents from **the Company**.

154.2 For **shareholders** registered on a branch register, notices or other documents can be posted in the **United Kingdom** or in the country where the branch register is kept.

155 When notices are served

155.1 If a notice or other document is sent through the post, it is treated as being served or delivered on the second day after it was posted. It can be proved that a notice or other document was served by post by showing that:

- the letter containing the notice or other document was properly addressed; and
- it was put into the postal system with postage paid.

155.2 If a notice or other document is sent by electronic communication, it is treated as being received at 9 am on the day after it was sent. Proof (in accordance with the formal recommendations of best practice contained in the guidance issued by the Institute of Chartered Secretaries and Administrators) that an electronic communication was sent is conclusive evidence that it has been sent.

156 Serving notices and other documents on shareholders who have died or are bankrupt

This Article 156 applies where a **shareholder** has died, or become bankrupt or is in liquidation, but is still registered as a **shareholder**. It applies whether he is registered as a sole or joint **shareholder**. A person who is *entitled to that* **shareholder's** *shares by law* and who proves this to the reasonable satisfaction of the **Directors** can give a **United Kingdom** address for service of notices and other documents. If this is done, notices and other documents must be sent to that address. Otherwise, if any notice or other document is served on the **shareholder** named on the **Register**, or sent to him in accordance with the **Articles**, this will be valid despite his death, bankruptcy or liquidation. This applies even if **the Company** knew about these things. If notices or other documents are served or sent in accordance with this Article 156, there is no need to send them to, or serve them in any other way, on any other people who may be involved.

157 No requirement to send notices and other documents to untraceable shareholders

Unless the **legislation** requires it to do so, **the Company** does not have to send notices, dividend warrants or any other **shareholder** communications to any **shareholder** if:

- any of these documents have been sent to the **shareholder's** address for communications on two separate occasions and have been returned; or

- in the case of dividend warrants, they are returned or remain uncashed on two consecutive occasions

and, on at least one occasion, reasonable enquiries have failed to establish any new *address for the registered holder.*

Unclaimed dividends will be dealt with in the terms set out in Article 142.

158 If documents are accidentally not sent

If any notice or other document relating to any meeting or other proceeding is accidentally not sent or is not received, the meeting or other proceeding will not be invalid as a result.

159 Signature of documents

If the **Articles** required a document to be signed by a **shareholder** or other person then if it is in the form of an **electronic communication** it will only be valid if:

- it incorporates the electronic signature or personal identification details (which may be previously allocated by **the Company**) of that **shareholder** or person; and
- it is in a form approved by the **Directors** or accompanied by other evidence which satisfies the **Directors** that the signature is genuine.

The Company may determine the mechanisms for validating the document and if the document is not validated in this way it will not be treated as having been received by **the Company**.

160 Serving documents on the Company

This Article 160 sets out how any document (including summonses, orders and notices) can be served on **the Company** or any of its *officers*. This can be done by:

- delivering it to the **Registered Office** addressed to **the Company** or the particular *officer*; or
- sending it to the **Registered Office** by letter, postage paid, addressed to **the Company** or the particular *officer*.

WINDING UP

161 Directors' power to petition

The **Directors** can present a petition to the Court in the name and on behalf of **the Company** for **the Company** to be *wound up*.

162 Distribution of assets in kind

If **the Company** is *wound up* (whether the liquidation is voluntary, under supervision of the Court or by the Court), the Liquidator can, with the authority of an *Extraordinary Resolution* passed by the **shareholders**, divide among the **shareholders** the whole or any part of the *assets* of **the Company**, *subject to* the rights of any class of share which then exists (including the rights of any **Preference Shares** of any particular series). This applies whether the *assets* consist of property of one kind or different kinds. For this purpose, the Liquidator can set such value as he considers fair upon any property and decide how such

division is carried out as between **shareholders** or different groups of **shareholders**. The Liquidator can transfer any part of the *assets* to *trustees* upon such trusts for the benefit of **shareholders** as the Liquidator, acting under that resolution, decides. The liquidation of **the Company** can then be closed and **the Company** dissolved. However, no past or present **shareholder** can be compelled to accept any shares or other property under this Article 162 which carries a *liability*.

DESTROYING DOCUMENTS

163 Destroying documents and deleting documents held in digital or electronic form

163.1 **The Company** may destroy or delete:

- all transfer forms or *Operator-instructions* transferring shares, and documents sent to support a transfer, and any other documents which were the basis for making an entry on the **Register**, after six years from the date of registration;
- all dividend payment instructions and notifications of a change of address or name, after two years from the date these were registered; and
- all cancelled share certificates, after one year from the date they were cancelled.

163.2 If **the Company** destroys or deletes a document under Article 163.1, it is conclusively treated as having been a valid and effective document in accordance with **the Company's** records relating to the document. Any action of **the Company** in dealing with the document in accordance with its terms before it was destroyed or deleted is conclusively treated as properly taken.

163.3 This Article 163 only applies to documents which are destroyed or deleted in good faith and where **the Company** is not on notice of any claim to which the document may be relevant.

163.4 This Article 163 does not make **the Company** liable:

- if it destroys or deletes a document earlier than referred to in Article 163.1; or
- if **the Company** would not be liable if this Article 163 did not exist.

163.5 This Article 163 applies whether a document is destroyed, deleted or disposed of in some other way.

INDEMNITY AND INSURANCE

164 Indemnity

164.1 As far as the **legislation** allows this, every **Director**, **Secretary** or other *officer* of **the Company** shall be *indemnified* by **the Company** out of its own funds against all costs, charges, losses, expenses and *liabilities* incurred by him:

- in performing his duties;
- in *exercising* his powers;

- in supposedly doing any of these things; and/or
- otherwise in relation to or in connection with his duties, powers or office.

The *liabilities* covered by this Article 164.1 include, for example, any *liability* incurred by him in defending any civil or criminal proceedings which relate to anything done or omitted, or claimed to have been done or omitted, by him as a **Director**, **Secretary**, other *officer* or employee of **the Company**:

- in which judgment is given in his favour;
- in which the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part;
- in which he is acquitted; or
- in connection with any application under any **legislation** for relief from *liability* in respect of any such act or omission where relief is granted to him by the Court.

164.2 As far as the **legislation** allows this, every **Director**, **Secretary** or other *officer* of **the Company** is exempted from any *liability* to **the Company** where that *liability* would be covered by the *indemnity* in Article 164.1.

165 Insurance

165.1 For the purpose of this Article 165, each of the following is a "**Relevant Company**":

- **the Company** or any *holding company* of **the Company**;
- any body, whether or not incorporated, in which **the Company** or any *holding company* of **the Company** has or has had any kind of direct or indirect interest;
- any body, whether or not incorporated, which is allied to or associated with **the Company** or any *holding company* of **the Company**;
- any ***subsidiary*** of any **company** or other body referred to in this Article 165.1; or
- any body, whether or not incorporated, acquired by **the Company** or by any ***subsidiary*** of **the Company** (including any building society, the business of which is transferred to **the Company** under Section 97 of the Building Societies Act 1986 (as amended)).

165.2 Without limiting Articles 164.1 and 164.2 in any way, the **Directors** can arrange for **the Company** to purchase and maintain insurance for or for the benefit of any persons who are or were at any time:

- **Directors**, **Secretaries**, other *officers*, employees, agents or consultants of any Relevant Company; or
- *trustees* of any pension fund or employees' share scheme in which employees of any Relevant Company are interested.

This includes, for example, insurance against any liability which any of these people may have for any act or omission:

- in performing their duties;
- in *exercising* their powers;
- in supposedly doing any of these things; and/or
- otherwise in relation to or in connection with their duties, powers or offices.

Glossary

About the Glossary

This Glossary is to help readers understand **the Company's** Memorandum and **Articles**. Words are explained as they are used in the Memorandum and **Articles** - they might mean different things in other documents. This Glossary is not legally part of the Memorandum or **Articles**, and it does not affect their meaning. The definitions are intended to be a general guide - they are not precise. Words and expressions which are printed in both **bold** and *italic* in another definition have their own legal definition as well as a more general explanation of their meaning which is contained in this Glossary.

abrogate If the ***special rights*** of a share are abrogated, they are cancelled or withdrawn.

adjourn Where a meeting breaks up, to be continued at a later time or day, at the same or a different place.

accrue If interest on a dividend is accruing, it is running or mounting up, day by day.

allot When new shares are allotted, they are set aside for the person they are intended for. This will normally be after the person has agreed to pay for a new share, or has become entitled to a new share for any other reason. As soon as a share is allotted, that person has the right to have his name put on the register of **shareholders**. When he has been registered, the share has also been **issued**.

asset Anything which is of any value to its owner.

attorney An attorney is a person who has been appointed to act for another person. The person is appointed by a formal document, called a "***power of attorney***".

authorised share capital The total number of shares which a **company** has the potential to have ***in issue*** at any time. Authorised share capital includes all the shares which a **company** has ***in issue*** at any time as well as any shares which have been authorised by a shareholder's meeting but are not yet ***issued*** (whether or not authority to ***issue*** them has been given under the **company's** articles).

beneficiary If a person does not hold property of any kind directly but that property is held in the name of another person as *trustee* for that first person's benefit, that first person is considered to be a "beneficiary" in respect of that property.

brokerage Commission which is paid to a broker by a **company** ***issuing*** shares where the broker's clients have applied for shares.

call A call to pay money which is due on shares which has not yet been paid. This happens if the **Company** ***issues*** shares which are partly paid, where money remains to be paid to the **Company** for the shares. The money which has not been paid can be "called" for. If all the money to be paid on a share has been paid, the share is called a "***fully paid share***".

capital adequacy requirements Banks and other financial companies are required to have a certain amount of capital to back up or support their business - the amount of capital which they need to be allowed to do their business is called its ***capital adequacy requirements*** - the more business a bank does, the more capital it has to have.

capitalise To convert some or all of the ***reserves*** of a **company** into capital (such as shares).

capital redemption reserve A ***reserve*** which a **company** may have to set up to maintain the level of its capital base when shares are ***redeemed*** or bought back.

certificated form A shareholder holds a share or other security in certificated form if it is not able to be held in ***uncertificated form*** or, if it is able to be held in ***uncertificated form*** but that shareholder has requested that a certificate be issued for that share or other security (see also ***uncertificated form***).

company representative If a corporation owns shares, it can appoint a company representative to attend a shareholders' meeting to speak and vote for it.

consolidate When shares are consolidated, they are combined with other shares - for example, three £1 shares might be consolidated into one new £3 share.

cumulative dividends If a dividend which is cumulative cannot be paid on a dividend payment date because the **company** does not have enough profits available for distribution, the shareholder has the right to receive the dividend on one or more future dividend payment dates, when the **company** has enough profits available for distribution to pay the dividend.

debenture A typical debenture is a long-term borrowing by a **company**. The loan usually has to be repaid at a fixed date in the future and carries a fixed rate of interest.

declare When a dividend is declared, it becomes due to be paid.

entitled to a share by law In some situations, a person will be entitled to have shares which are registered in somebody else's name registered in his own name or to require the shares to be transferred to another person. When a shareholder dies, or the sole survivor of joint shareholders dies, his ***personal representatives*** have this right. If a shareholder is made bankrupt, his ***trustee*** in bankruptcy has the right.

equity securities For Section 89 of the **Companies Act** this means all the shares of a **company** except:

- shares which only have a limited **right** to share in the **company's** income and ***assets***;
- shares held as a result of share schemes for employees (such as profit sharing schemes);
- shares taken by the founders of the **company** on its incorporation; and
- bonus shares ***issued*** when the **company** ***capitalises reserves***.

Also included are securities which can be converted into the kinds of shares referred to in the first two bullet points above, or which allow their holder to ***subscribe*** for the ***shares***.

executed A document is executed when it is signed or sealed or made valid in some other way.

exercise When a power is exercised, it is used.

Extraordinary Resolution A decision reached by a majority of at least 75 per cent. of votes cast. **Shareholders** must be given at least 14 days' notice of any Extraordinary Resolution.

forfeit and forfeiture When a share is forfeited it is taken away from the shareholder and goes back to the **company**. This process is called "**forfeiture**". This can happen if a ***call*** on a ***partly paid share*** is not paid on time.

fully paid shares When all of the money or other property which is due to the **company** for a share has been paid or received, a share is called a "fully paid share".

good title If a person has good title to a share, he owns it outright.

holding company A **company** which controls another **company** (for example, by owning a majority of its shares) is called the "holding company" of that other **company**. The other **company** is the ***subsidiary*** of the holding company.

indemnity and indemnify If a person gives another person an indemnity, he promises to make good any losses or damage which the other might suffer. The person who gives the indemnity is said to "**indemnify**" the other person.

in issue See **issue**.

instruments Formal legal documents.

issue When a share has been issued, everything has been done by a **company** to make the shareholder the owner of the share. In particular, the shareholder's name has been put on the register. **Existing shares** which have been issued are called "***in issue***".

issuer-instruction This is a term used in the **legislation** which refers to a particular type of paperless instruction issued by a **company** whose shares are settled through a relevant system.

liabilities Debts and other obligations.

lien Where the **Company** has a lien over shares, it may be able to take the dividends, and any other payments relating to the shares which it has a lien over, or it may be able to sell the shares, to repay the debt and so on.

members **Shareholders**.

nominal amount or ***nominal value*** The amount of the share shown in a **company's** account. The nominal value of the **Company's Ordinary Shares** is 25 pence. This amount is shown on the share certificate for a share. When a **company** ***issues*** new shares this can be for a price which is at a ***premium*** to the nominal value. When shares are bought and sold on the ***stock*** market this can be for more, or less, than the nominal value. The nominal value is sometimes also called the "par value".

non-cumulative dividends If a dividend which is non-cumulative cannot be paid on a dividend payment date because the **company** does not have enough profits available for distribution, the shareholder does not have the right to receive the dividend on any future dividend payment date.

office copy An exact copy of an official document, supplied by the office which holds, or issued, the original.

officer The term officer includes a director, secretary, any employee who reports directly to a director or any other person who the directors decide should be an officer.

Operator A person approved by the Treasury under the **Regulations** as operator of a ***relevant system***.

Operator-instruction A properly authenticated instruction sent by or on behalf of an ***Operator*** and sent or received by means of a ***relevant system***.

Ordinary Resolution A decision reached by a simple majority of votes - that is by more than 50 per cent. of the votes cast.

partly paid shares If any money remains to be paid on a share, it is said to be partly paid. The unpaid money can be "***called***" for.

personal representatives A person who is entitled to deal with the property (the "estate") of a person who has died. If the person who has died left a valid will, the will appoints "executors" who

are personal representatives. If the person died without a will, the Courts will appoint one or more "administrators" (or in Scotland, an "executor dative") to be the personal representatives.

poll On a vote taken on a poll, the number of votes which a shareholder has will depend on the number of shares which he owns. An **ordinary shareholder** has one vote for each share he owns. A poll vote is different to a vote taken on a ***show of hands***, where each person who is entitled to vote has just one vote, however many shares he owns.

power of attorney A formal document which legally appoints one or more persons to act on behalf of another person.

pre-emption rights The right of some shareholders which is given by the **Companies Act** to be offered a proportion of certain classes of newly issued shares and other securities before they are offered to anyone else. This offer must be made on terms which are at least as favourable as the terms offered to anyone else.

premium If a **company** ***issues*** a new share for more than its ***nominal value***, the amount above the ***nominal value*** is the premium.

proxy A proxy is a person who is appointed by a shareholder to attend a meeting and vote for that shareholder. A proxy is appointed by using a ***proxy form***. A proxy does not have to be a shareholder.

proxy form A form which a shareholder uses to appoint a ***proxy*** to attend a meeting and vote for him. The proxy forms are sent out by the **Company** and must be returned to the **Company** or such other person indicated on the proxy form before the meeting to which they relate.

quorum The minimum number of shareholders or directors who must be present before a meeting can start. When this number is reached, the meeting is said to be "quorate".

rank When either capital or income is distributed to shareholders, it is paid out according to the rank of the shares. For example, a share which ranks ahead of (or above) another share in sharing in a **company's** income is entitled to have its dividends paid first, before any dividends are paid on shares which rank below (or after) it. If there is not enough income to pay dividends on all shares, the available income must be used first to pay dividends on shares which rank first, and then to shares which rank below. The same applies for repayments of capital. Capital must be paid first to shares which rank first in sharing in the **company's** capital, and then to shares which rank below. A **company's** preference shares (if it has any) generally rank ahead of its **ordinary shares**.

recognised clearing house A "clearing house" which has been authorised to carry on business by the UK authorities. A clearing house is a central computer system for settling transactions between members of the clearing house.

recognised investment exchange An "investment exchange" which has been officially recognised by the UK authorities. An investment exchange is a place where investments, such as shares, are traded. The **London Stock Exchange** is a **recognised investment exchange**.

redeem, redemption and redeemable When a share is redeemed, it goes back to the **company** in return for a sum of money which was fixed (or calculated from a formula fixed) before the share was ***issued***. This process is called "**redemption**". A share which can be redeemed is called a "**redeemable**" share.

relevant system This is a term used in the **legislation** for a computer system which allows shares without share certificates to be transferred without using transfer forms. The CREST system for paperless share dealing is a "relevant system".

renounces and renunciation Where a share has been ***allotted***, but nobody has been entered on the share register for the share, it can be renounced to another person. This transfers the right to have the share registered to another person. This process is called "**renunciation**".

requisition A formal process which shareholders can use to call a meeting of shareholders. Generally speaking the shareholders who want to call a meeting must hold at least 10 per cent. of the issued shares.

reserves A fund which has been set aside in the accounts of a **company** - profits which are not paid out to shareholders as dividends, or used up in some other way, are held in a reserve by the **company**.

retire by rotation At every Annual General Meeting a proportion of the **Directors** retires in turn. This gives the **shareholders** the chance to confirm or renew their appointments by voting on whether to re-elect them.

revoke To withdraw or cancel.

rights issue A way by which **companies** raise extra share capital. Usually the existing shareholders will be offered the chance to buy a certain number of new shares, depending on how many they already have. For example, shareholders may be offered the chance to buy one new share for every four they already have.

share premium account If a new share is ***issued*** by a **company** for more than its ***nominal value***, the amount above the ***nominal value*** is the ***premium*** and the total of these ***premiums*** is held in a ***reserve*** (which cannot be used to pay dividends) called the share premium account.

show of hands A vote where each person who is entitled to vote has just one vote, however many shares he holds.

sinking fund An account set up with the sole purpose of receiving monies which can only be used to redeem or buy back shares or debentures.

Special Resolution A decision reached by a majority of at least 75 per cent. of votes cast. **Shareholders** *must be given at least 21 days' notice of any Special Resolution.*

special rights These are the **rights** of a particular class of shares as distinct from **rights** which apply to all shares generally. Typical examples of special rights are: where the shares ***rank***; their **rights** to sharing in income and ***assets***; and voting **rights**.

statutory declaration A formal way of declaring something **in writing**. Particular words and formalities must be used - these are laid down by the Statutory Declarations Act of 1835.

stock Shares which have been converted into a single security with a different unit value. For example, a shareholder with one hundred £1 shares might be converted into £100 worth of stock.

subdivide When shares are subdivided they are split into shares which have a smaller ***nominal amount***. For example, a £1 share might be subdivided into two 50p shares.

subject to Means that something else has priority, or prevails, or must be taken into account. When a statement is subject to something this means that the statement must be read in the light of that other thing, which will prevail if there is any conflict.

subscribe for shares To agree to take new shares in a **company** (usually for a cash payment).

subscribers The people who first buy the shares.

subsidiary A **company** which is controlled by another **company** (for example, because the other **company** owns a majority of its shares) is called a **subsidiary** of that **company**.

subsidiary undertaking This is a term used by the **Companies Act**. It has a wider meaning than ***subsidiary***. Generally speaking, it is a **company** which is controlled by another **company** because the other **company**:

- has a majority of the votes in the **company**, either alone or acting with others;
- is a shareholder who can appoint or remove a majority of the directors; or
- can ***exercise*** dominant influence over the **company** because of anything in the **company's** memorandum or articles or because of a certain kind of contract.

trustees People who hold property of any kind for the benefit of one or more other people under a kind of arrangement which the law treats as a "trust".

uncertificated form A share or other security is held in uncertificated form if no certificate has been issued for it. A share or other security held in uncertificated form is eligible for settlement in CREST or any other ***relevant system***.

underwriting A person who agrees to buy new shares if they are not bought by other people underwrites the share offer.

wind up The formal process to put an end to a **company**. When a **company** is wound up, its ***assets*** are distributed. The ***assets*** go first to creditors who have supplied property and services and then to shareholders. Shares which ***rank*** above other shares in sharing in the **company's** ***assets*** will receive any funds which are left over before any shares which ***rank*** after (or below) them.

BLUEPRINT OneWorld

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

	Day	Month	Year
Date of termination of appointment	24	03	2005

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title   * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Mark Edward

Surname Tucker

	Day	Month	Year
† Date of Birth	29	12	1957

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 06/04/05.

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel Tel: 0131 243 5410
Fax: 0131 243 5516

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

G

COMPANIES FORM No. 123
Notice of increase in nominal capital

123

CHWP000

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC218813

Name of company

* insert full name of company

* HBOS plc

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 27 April 2005 the nominal capital of the company has been increased by £ See Note 1 beyond the registered capital of £ See Note 2.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

The Preference Shares have the rights and restrictions as set out in the Articles of Association of the Company.

Note 1 : £796,000,000, €1,500,000,000 and US$2,000,000,000

Note 2 : £3,889,000,000, €1,500,000,000 and US$2,500,000,000

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SENIOR DEPUTY SECRETARY Date 5/5/05

Presentor's name address and reference (if any) :

Nicola Moodie
Company Secretary's Dept
5 Harrison Street
Edinburgh
EH3 8BH

For official Use
General Section

SCT SCJJC510 1692
COMPANIES HOUSE 06/05/05

No SC218813

Resolution passed following the Annual General Meeting of HBOS plc held on Wednesday 27 April 2005.

1. THAT:

(a) the authorised share capital of the Company be increased from £3,889,000,000, €1,500,000,000 and US$2,500,000,000 to £4,685,000,000, €3,000,000,000 and US$4,500,000,000 by the creation of an additional 796,000,000 preference shares of £1 each, 1,500,000,000 preference shares of €1 each and 2,000,000,000 preference shares of US$1 each;

(b) in addition, and without prejudice to the existing powers of the Directors to allot relevant securities, the Directors be generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to exercise for the period beginning on the date of this resolution and ending on the date of the Company's Annual General Meeting in 2006 or, if earlier, on 12 June 2006, all the powers of the Company to allot relevant securities (as defined in that Act) up to the aggregate nominal amount of £796,000,000, €1,500,000,000 and US$2,000,000,000.

Lysanne N Black
Lysanne Black, Senior Deputy Secretary

A copy of this document, which comprises listing particulars relating to HBOS plc as required by the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in Scotland for registration as required by section 83 of that Act.

Application has been made to the UK Listing Authority and to the London Stock Exchange respectively for admission of all of the Preference Shares issued and to be issued: (i) to the Official List; and (ii) to the London Stock Exchange's market for listed securities (together "**Admission**"). Conditional dealings in the Preference Shares are expected to commence on the London Stock Exchange on 9 May 2005. It is expected that Admission will become effective and that unconditional dealings in the Preference Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on 12 May 2005. **All dealings before the commencement of unconditional dealings will be on a "when issued" basis and will be of no effect if Admission does not take place. Such dealings will be at the sole risk of the parties concerned.**

The Preference Shares offered by this document have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"), or under the applicable securities law or the regulations of any State of the United States. The Company is only offering Preference Shares to buyers who purchase the Preference Shares outside the United States pursuant to Regulation S under the Securities Act.

The Directors of HBOS plc, whose names appear on pages 2 and 94 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Prospective investors should read the entire document and, in particular, the Risk Factors section set out on pages 7 to 9, when considering an investment in the Preference Shares.

HBOS plc

(Incorporated in Scotland under the Companies Act 1985 with registered no. SC218813)

Offer of 750,000 Non-cumulative 6.0884 per cent. Preference Shares of £1 each at an Offer Price of £1,000 per Preference Share and admission to listing on the Official List and to trading on the London Stock Exchange

---

Lead Managers and Bookrunners

Barclays Capital **UBS Investment Bank**

Sponsors

Barclays Capital **UBS Investment Bank**

Co-Managers

JPMorgan **RBC Capital Markets**

The date of this document is 9 May 2005.

[THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

The Preference Shares are being offered to institutional and certain other investors in the United Kingdom and certain other countries.

This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, Preference Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The Preference Shares offered by this document have not been, nor will they be, registered under the Securities Act, or under the applicable securities law or the regulations of any State of the United States.

The Preference Shares are expected to be assigned on issue a rating of "A" by Standard & Poor's, "A1" by Moody's and "AA–" by Fitch. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation. A suspension, reduction or withdrawal of the rating assigned to the Preference Shares may adversely affect the market price of the Preference Shares.

It is anticipated that the Preference Shares will be issued in registered form with a nominal value of £1 and issued at an Offer Price of £1,000 per Preference Share. The Preference Shares will be settled through CREST. Accountholders in Euroclear and Clearstream, Luxembourg may also participate in the Offer through such accounts with Euroclear and Clearstream, Luxembourg in accordance with the relevant Clearing System's rules.

The Lead Managers and the Co-Managers (together the "**Managers**") will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Offer.

The information contained in this document has been provided by the Company and other sources identified herein. No representation or warranty, express or implied, is made by the Managers or the Sponsors named herein or (in each case) any of their parent or subsidiary undertakings or the subsidiary undertakings of any such parent undertakings or of any such persons' directors, officers or employees as to the accuracy, completeness or fairness of such information, and nothing contained in this document is, or shall be, relied upon as a promise or representation by the Managers or the Sponsors.

The distribution of this document and the offer of the Preference Shares in certain jurisdictions may be restricted by law. No action has been or will be taken by the Company or the Managers to permit a public offering of the Preference Shares or to permit the possession or distribution of this document (or any other offering or publicity materials or application form(s) relating to the Preference Shares) in any jurisdiction where action for that purpose may be required or doing so is restricted by law.

Accordingly, neither this document, nor any advertisement or any other offering material may be distributed or published in any jurisdiction except under circumstances which will result in compliance with any applicable laws and regulations. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been authorised by the Company or the Managers. Neither the delivery of this document nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information in this document is correct as of any time subsequent to its date.

In connection with the Offer, UBS Limited as stabilising manager, may overallot or effect transactions with a view to supporting the market price of the Preference Shares or any options, warrants or rights with respect to, or interests in, the Preference Shares or other securities of the Company at a level higher than that which might otherwise prevail for a limited time after the issue date. However, there is no obligation on UBS Limited to take such action. Such transactions may be effected on any securities market, over-the-counter-market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, UBS Limited does not intend to disclose the extent of any overallotments and/or stabilisation transactions under the Offer.

Investors should satisfy themselves that they understand all the risks associated with making investments in the nature of the Preference Shares. The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult their own solicitor, financial adviser or tax adviser for legal, financial or tax advice.

Unless otherwise indicated, all references in this document to "**pounds sterling**", "**£**", "**pence**" or "**p**" are to the lawful currency of the United Kingdom; references to "**U.S.$**" or "**U.S. dollars**" are to United States dollars and references to "**Euro**" and "**€**" are to the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Communities, as amended. The Company prepares its financial statements in pounds sterling.

Certain financial data in this document has been rounded.

The Company's financial year normally comprises 52 weeks ending 31 December.

*Certain terms used in this document are defined in "**Definitions**" of this document.*

All times referred to in this document are references to London time.

CONTENTS

DIRECTORS, SECRETARY AND ADVISERS

DIRECTORS

James Robert Crosby	Chief Executive
Charles William Dunstone	Non-executive Director
Sir Ronald Garrick	Non-executive Deputy Chairman
Anthony John Hobson	Non-executive Director
Philip Andrew Hodkinson	Group Finance Director and Chief Executive Insurance and Investment Division
Andrew Hedley Hornby	Chief Executive Retail Division
Brian Gammell Ivory	Non-executive Director
Colin Matthew	Chief Executive, Strategy and International Operations
Coline Lucille McConville	Non-executive Director
George Edward Mitchell	Chief Executive Corporate Division
Kathleen Anne Nealon	Non-executive Director
David James Buchanan Shearer	Non-executive Director
Dennis Stevenson	Chairman

all of: The Mound, Edinburgh, EH1 1YZ, United Kingdom

COMPANY SECRETARY

Harold Francis Baines

REGISTERED & HEAD OFFICE

HBOS plc
The Mound
Edinburgh EH1 1YZ
United Kingdom

LEAD MANAGERS AND BOOKRUNNERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

SPONSORS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

CO-MANAGERS

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

LEGAL ADVISERS

To HBOS as to English law

Clifford Chance
10 Upper Bank Street
London E14 5JJ
United Kingdom

To HBOS as to Scots law

Tods Murray LLP
Edinburgh Quay
133 Fountainbridge
Edinburgh EH3 9AG
United Kingdom

To the Managers as to English law

Shearman & Sterling (London) LLP
9 Appold Street
London EC2A 2AP
United Kingdom

AUDITORS & REPORTING ACCOUNTANTS

KPMG Audit Plc
Saltire Court
20 Castle Terrace
Edinburgh EH1 2EG
United Kingdom

REGISTRAR

Computershare Investors Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE

SUMMARY OF THE OFFER

The following summary is qualified by the more detailed information contained elsewhere in this document. Capitalised terms used in this section have the same meaning as set out under "***Description of the Preference Shares***" and "***Definitions***", unless otherwise stated.

Issuer of the Preference Shares HBOS plc.

The Offer 750,000 Preference Shares of the Company, each with a nominal value of £1.

Offer Price £1,000 per Preference Share.

Ranking The Preference Shares will rank as regards participation in profits and assets of the Company (i) equally among themselves and with the Other HBOS Preference Shares and any other shares which may be issued which are expressed to rank equally with them (including the preference shares that are currently contemplated to be issued under the Scheme) and (ii) in priority to any other share capital of the Company including the HBOS Ordinary Shares, thereby constituting Priority Preference Shares. See "***Description of the Preference Shares***" below.

The Parity Securities (as defined under "***Risk Factors***" below) are expressed to rank equally with the Priority Preference Shares as regards participation in profits and assets of the Company.

*Subject to the cover test described in paragraph 4.4.7(c) under "**Additional Information**", there is no restriction on the amount of shares the Company may issue which rank equally with the Preference Shares as regards participation in profits and assets of the Company.*

Dividends Non-cumulative preferential dividends will accrue:

(i) from (and including) the Issue Date to (but excluding) 12 May 2015 at a rate of 6.0884 per cent. per annum on £1,000 per Preference Share payable semi-annually in arrear on 12 November and 12 May each year; and

(ii) from (and including) 12 May 2015, at a rate, reset quarterly, of 1.31 per cent. per annum above the London interbank offered rate for three-month sterling deposits payable quarterly in arrear on 12 August, 12 November, 12 February and 12 May in each year.

Payment of dividends is subject to certain discretions, limitations and restrictions described under "***Description of the Preference Shares***" below including: (i) the sole and absolute discretion of the Directors; (ii) the requirements of applicable law, the sufficiency of distributable profits and the payment of dividends not causing, in the opinion of the Directors, a breach of the FSA's capital adequacy provisions and/or (iii) the Company declaring and paying in full all dividends on other equally ranking shares or (where applicable) issuing additional shares in lieu of the cash dividends.

If the Directors decide not to declare a dividend payable on a Dividend Payment Date (as defined under "***Description of the Preference Shares***" below) or declare that it shall be payable only in part, then the holders of Preference Shares will not have a claim in respect of such unpaid dividend or unpaid part, as applicable, whether or not dividends on the Preference Shares are declared for any future period.

The Parity Securities are expressed to rank equally with the most senior class or classes of preference shares of the Company as regards participation in profits. Therefore, the distributable profits available to pay dividends on the

Preference Shares may be reduced to the extent that payments of distributions are made on the Parity Securities.

Dividend and Redemption Restrictions

If the Directors resolve in their sole and absolute discretion not to declare and pay a dividend, in whole or in part, stated to be payable on the Preference Shares, then the Company cannot redeem, reduce, buy or otherwise acquire in any other way certain other shares (including HBOS Ordinary Shares) of the Company or declare, or set aside any sum for the payment of any dividend on or in respect of certain other shares (including HBOS Ordinary Shares) of the Company, until such time, after the non-payment, as the dividend stated to be payable on the Preference Shares in respect of a dividend period has been declared and paid in full, as more fully described under "***Description of the Preference Shares – Restrictions on Dividends and Redemption***" below.

Redemption

The Preference Shares are perpetual securities and have no maturity date. However, the Preference Shares are redeemable at the option of the Company, subject, among other matters, to the prior consent of the FSA (if required) and the restrictions set out in "***Description of the Preference Shares – Restrictions on Dividends and Redemption***" below on 12 May 2015 and on any Dividend Payment Date thereafter at a price equal to £1,000 per Preference Share to be redeemed, plus any dividends accrued for the then current period.

Capital

On a return of capital or distribution of assets, whether or not on a winding up (but other than a redemption or purchase by the Company of any of its share capital), holders of the Preference Shares will be entitled to receive out of the surplus assets of the Company remaining after payment of the Company's liabilities equally with the other Priority Preference Shares and in priority to the holders of any other share capital (including the HBOS Ordinary Shares) in the Company a sum equal to the aggregate of £1,000 per Preference Share, any dividend which is due for payment on or after the date of the commencement of the winding up or other return of capital but which is payable in respect of a period ending on or before such date and the proportion of any dividend (whether or not declared or earned) that would otherwise be payable and is not otherwise paid in cash in respect of any period that begins before, but ends after, the date of the commencement of the winding up or other return of capital and which is attributable to the part of the period that ends on such date.

The holders of Parity Securities are expressed to rank equally with the holders of the most senior class or classes of preference shares in the capital of the Company. Accordingly, the claims of the holders of the Preference Shares would rank equally with the claims of the holders of Parity Securities in the event of a winding-up or other return of capital.

Voting Rights

Except in the circumstances described under "***Description of the Preference Shares – Voting Rights***" below, holders of Preference Shares will only be entitled to receive notice of and to attend any general meeting of shareholders of the Company and to speak and vote upon any resolution proposed at such meeting if a resolution is proposed either varying or abrogating any of the rights and restrictions attached to the Preference Shares or to wind up, or in relation to the winding up of, the Company (and then in each such case only to speak and vote upon any such resolution).

Settlement

The Preference Shares will be settled through CREST. Investors who hold accounts in Euroclear and Clearstream, Luxembourg may also participate in the Offer through such accounts in accordance with the relevant Clearing System's rules. Preference Shares held through the Clearing Systems will be registered in the name of the relevant Clearing System's nominee accountholder with CREST, who shall be the holder of record of such

	Preference Shares, and not the investors holding beneficial interests in the Preference Shares through the Clearing Systems.
	TRANSFERS BETWEEN PARTICIPANTS IN EUROCLEAR TO PARTICIPANTS IN CLEARSTREAM, LUXEMBOURG AND VICE VERSA, WILL BE EFFECTED THROUGH THE CLEARING SYSTEMS' ACCOUNTS HELD IN CREST. PARTICIPANTS TRANSFERRING PREFERENCE SHARES BETWEEN EUROCLEAR AND CLEARSTREAM, LUXEMBOURG AND VICE VERSA, SHOULD (PROVIDED THAT, AT THE TIME OF THE TRANSFER, NO RELEVANT ELECTION UNDER SECTION 97A OF THE FINANCE ACT 1986 IS IN FORCE IN RELATION TO THE TRANSFEROR CLEARING SYSTEM) INSTRUCT THE TRANSFEROR CLEARING SYSTEM TO "FLAG" THE TRANSFER AS EXEMPT FROM SDRT IN ACCORDANCE WITH THE RULES OF THAT CLEARING SYSTEM, AS SET OUT IN THE RELEVANT PARTICIPANT USER GUIDE.
Listing	Applications have been made for the Preference Shares to be admitted to listing on the Official List of the UK Listing Authority and trading on the London Stock Exchange.
Governing Law	The creation and issue of the Preference Shares and the rights attached to them are governed by, and shall be construed in accordance with, the laws of Scotland.
Expected Ratings of the Preference Shares	The expected ratings of the Preference Shares are "A" by Standard & Poor's, "A1" by Moody's and "AA–" by Fitch. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation. A suspension, reduction or withdrawal of the rating assigned to the Preference Shares may adversely affect the market price of the Preference Shares.

RISK FACTORS

Before investing in Preference Shares, prospective investors should carefully consider the following risk factors in addition to the other information contained in this document.

Risks relating to an investment in the Preference Shares

Dividends on the Preference Shares are discretionary and will not be declared or paid in full, in part or at all, if the Directors so resolve in respect of the dividend for any period.

The Directors may resolve, in their sole and absolute discretion, on or before any Dividend Payment Date not to pay in full, in part or at all, the dividend on the Preference Shares for the period to which that Dividend Payment Date relates. To the extent that any dividend or part thereof is on any occasion not declared and paid by reason of the exercise of such discretion, the holders of the Preference Shares shall have no claim in respect of such non-payment and the Company will be subject to certain restrictions as described under "***Description of the Preference Shares – Restrictions on Dividends and Redemption***" below.

In any event, the Company may, under company law, pay dividends on the Preference Shares only if and to the extent that payment can be made out of the profits of the Company available for distribution and permitted to be distributed.

Certain other instruments, which qualify as Tier 1 capital of the Group, are expressed to rank equally with the most senior class or classes of preference shares of the Company as regards participation in profits and capital of the Company (the "**Parity Securities**"). Therefore, the distributable profits available to pay dividends on the Preference Shares may be reduced to the extent that payments of distributions are made on the Parity Securities.

Since the dividends on the Preference Shares are non-cumulative, the holders of the Preference Shares would not be entitled to recover a dividend should the Directors decide not to declare such dividend.

Dividends on the Preference Shares are non-cumulative. Consequently, if the Directors do not declare a dividend on Preference Shares for any period, the holders of the Preference Shares will not have a claim in respect of such dividend, whether or not dividends on the Preference Shares are declared for any future period.

To the extent that the Directors elect to issue additional Preference Shares in lieu of a cash dividend, holders of Preference Shares would not have the benefit of the provisions described under "Restrictions on Dividends and Redemption" below.

The Directors have resolved to exercise their discretion under the Articles not to issue additional Preference Shares in lieu of payment of cash dividends, notwithstanding their option to do so under the Articles as described under ***"Payment of Dividends"*** below. Although recent case law supports the view that where it is in the interest of the Company, such a resolution will bind the Directors in the future, it is possible that it would not do so in all circumstances.

The Directors have therefore further agreed to propose and recommend a Shareholders' resolution and a resolution of the holders of the Preference Shares at the next annual general meeting of the Company (which meeting will fall in 2006) to the effect that the provisions of the Articles permitting the issue of additional Preference Shares in lieu of a cash dividend shall not apply to the Preference Shares. However, there can be no assurance that any such resolutions will be passed and the Directors cannot, and do not, give any assurance to that effect. To the extent that the Directors did elect to issue such additional Preference Shares, holders of Preference Shares would not have the benefit of the provisions described under ***"Restrictions on Dividends and Redemption"*** below.

There may be restrictions on dividends and redemption of the Preference Shares in the terms of other equally ranking shares which are or may be issued by the Company.

The terms of other shares which are or may be issued by the Company that are expressed to rank equally with the Preference Shares as regards participation in profits or assets may restrict payments relating to the Preference Shares, including restrictions on the payment of dividends on the Preference Shares and redemption and purchase of the Preference Shares in circumstances of non-payment of a dividend on such other shares. See "***Description of the Preference Shares – Restrictions on dividends and redemption***" below.

Deferral of coupon payments or non-payment of distributions on certain other securities may prevent payment by the Company of dividends on, and/or redemption or purchase by the Company of, the Preference Shares.

The terms of other instruments which qualify as Tier 1 capital of the Group, including the Parity Securities (the "**Other Instruments**"), contain provisions to the effect that the deferral of payment of a coupon or non-payment of distribution on the Other Instruments, as the case may be, will result in the Company being subject to a restriction so that, while the restriction is in effect, the Company may not pay dividends on, and/or redeem or purchase any of, the Preference Shares.

Other Instruments may be issued from time to time in the future including similar restrictions on payment of dividends on, and/or redemption or purchase of the Preference Shares.

The non-payment of dividends on the Preference Shares does not restrict the payment of coupons or distributions on Other Instruments, as the case may be, by the relevant issuer thereof. However, in certain circumstances, this may require the issuer of certain Other Instruments to defer payment of coupons on such Other Instruments.

Similar restrictions on the payment of dividends on, and/or redemption or purchase of, the Preference Shares apply, in certain circumstances, where the Company is required to issue HBOS Ordinary Shares as an alternative coupon satisfaction mechanism under the terms of certain Other Instruments, but has insufficient HBOS Ordinary Shares to do so. Such restriction will apply until the members of the Company pass a resolution creating sufficient HBOS Ordinary Shares and authorising their allotment.

Junior ranking preference shares issued in satisfaction of an obligation existing on 27 April 2004 will not be subject to the restriction on dividends and redemption

The terms of certain Parity Securities issued before 27 April 2004 require, on the occurrence of specified circumstances, the Company to issue preference shares in substitution for such Parity Securities. The holders of such Parity Securities are entitled to substitute preference shares ranking equally with the Other HBOS Preference Shares.

However, in case the cover test described in paragraph 4.4.7(c) under "***Additional Information***" below cannot be met, the Company may issue substitute preference shares ranking immediately below the Priority Preference Shares. In order to give the holders of such Parity Securities the same economic rights and benefits upon substitution as the Other HBOS Preference Shares, except in ranking, the restriction on dividends and redemption described under "***Description of the Preference Shares – Restriction on Dividends and Redemption***" below shall not apply to such junior ranking substitution preference shares to the extent described therein.

In the event that the Company is wound up, distributions to holders of the Preference Shares will be subordinated to the claims of creditors.

If the Company is wound up, whether voluntarily or involuntarily and whether in connection with the occurrence of insolvency proceedings or otherwise, holders of the Preference Shares will be entitled to distributions in liquidation only after the claims of creditors, except as provided in the next paragraph, of the Company and its subsidiaries have been satisfied. Investors could lose all or part of their investment.

The holders of Parity Securities rank *pari passu* with the holders of the most senior class or classes of preference shares in the capital of the Company. Accordingly, the claims of the holders of the Preference Shares would rank equally with the claims of the holders of Parity Securities in the event of such a winding-up.

No limitation on issuing senior debt securities or, subject to a cover test,* pari passu *shares

There is no restriction on the amount of debt the Company may incur or guarantees it may grant which rank senior or equal to the Preference Shares or, subject to the cover test described in paragraph 4.4.7(c) under "***Additional Information***" below, on the amount of shares the Company may issue which rank equally with the Preference Shares as regards participation in profit and assets of the Company. The issue of any such debt or shares may reduce the amount recoverable by the holders of the Preference Shares on a winding-up or other return of capital of the Company or may increase the likelihood of a suspension of distributions in respect of the Preference Shares.

Perpetual Securities

The Company is under no obligation to redeem the Preference Shares at any time and the holders of the Preference Shares have no right to call for their redemption.

Preference Shares may be redeemed at the option of the Directors.

Subject to certain conditions and requirements, the Preference Shares may be redeemed at the option of the Directors, on any dividend payment date that falls on or after 12 May 2015. The Directors may decide to redeem all or some only of the Preference Shares. The Directors may redeem the Preference Shares at a price equal to the aggregate of £1,000 and any dividends accrued but unpaid for the then current dividend period.

Holders of Preference Shares will have no voting rights.

The Preference Shares will be non-voting, subject to the limited exceptions described in "***Voting***" under the heading "***Description of the Preference Shares***" below.

Absence of prior trading market

Prior to the Offer, there has been no public trading market for the Preference Shares. The Offer Price may not be indicative of the market price for the Preference Shares following Admission. Following Admission, the trading price of the Preference Shares may be subject to wide fluctuations in response to many factors, including those referred to in this section, as well as stock market fluctuations and general economic conditions that may adversely affect the market price of the Preference Shares, regardless of the Group's actual performance or conditions in its key markets. In addition, there can be no assurance that an active or liquid market will develop or be sustainable for the Preference Shares.

Differing levels of UK stamp duty or stamp duty reserve tax

Differing rates of UK stamp duty and stamp duty reserve tax will apply to transfers of the Preference Shares depending on whether they are held (i) directly in CREST or (ii) through a CREST account held by a nominee for the relevant Clearing System and traded within that Clearing System. Preference Shares held and traded within Euroclear and Clearstream, Luxembourg will not be subject to UK stamp duty or stamp duty reserve tax. Preference Shares held and traded within Euroclear or Clearstream, Luxembourg which are transferred to CREST to be held directly in CREST will be subject to stamp duty reserve tax of 0.5 per cent. Preference Shares held directly in CREST will be subject to stamp duty reserve tax of 0.5 per cent. on transfers within CREST and to UK stamp duty or stamp duty reserve tax of 1.5 per cent. if transferred into Euroclear or Clearstream, Luxembourg as summarised in the table below. This may have an adverse effect on the liquidity and market price of those Preference Shares held directly in CREST. The significance of this is likely to depend on the relative number of Preference Shares held in CREST, Euroclear and Clearstream, Luxembourg.

For further information on stamp duty and stamp duty reserve tax in relation to the Preference Shares, see page 76.

Preference Shares held:	*Stamp duty reserve tax arising upon each trade:*
Directly in CREST	0.5% payable by the purchaser where he also holds directly in CREST (including in relation to transfers made from Euroclear or Clearstream, Luxembourg); or
	1.5% where the purchaser holds through Euroclear or Clearstream, Luxembourg. Liability for payment will depend on arrangements between the seller, Euroclear or Clearstream, Luxembourg and the purchaser.
Through Euroclear or Clearstream, Luxembourg	None

DETAILS OF THE OFFER

1. The Offer

The Offer is being made by way of an offering of Preference Shares to institutional and certain other investors in the United Kingdom and certain other countries.

The Offer is not being made directly to members of the public in the United Kingdom or elsewhere. Certain restrictions that apply to the distribution of this document and the offer and sale of the Preference Shares in certain jurisdictions are described below under "***Underwriting Agreement and Selling Restrictions***".

Application has been made to the UK Listing Authority for all of the Preference Shares, issued and to be issued in connection with the Offer, to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for all of the Preference Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

2. Amount and Use of Proceeds

Pursuant to the Offer, which is to be fully underwritten by the Managers in accordance with the terms of the Underwriting Agreement (further details of which are set out below), the Company will receive approximately £733 million from the subscription of the Preference Shares, net of underwriting commissions and other estimated fees and expenses incurred in connection with the Offer of approximately £17 million (exclusive of VAT).

The Company intends to use these proceeds to increase its regulatory capital base.

3. Stabilisation

In connection with the Offer, UBS Limited as stabilising manager, may overallot or effect transactions with a view to supporting the market price of the Preference Shares or any options, warrants or rights with respect to, or interests in, the Preference Shares or other securities of the Company at a level higher than that which might otherwise prevail for a limited time after the issue date. However, there is no obligation on UBS Limited to take such action. Such transactions may be effected on any securities market, over-the-counter-market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, UBS Limited does not intend to disclose the extent of any overallotments and/or stabilisation transactions under the Offer.

4. Dealing Arrangements

It is expected that dealings in the Preference Shares will commence on a conditional basis on the London Stock Exchange on 9 May 2005. Admission is expected to take place and unconditional dealings in the Preference Shares are expected to commence on the London Stock Exchange on 12 May 2005. These dates may be changed without further notice. Prior to Admission, all dealings between the commencement of conditional dealings and the commencement of unconditional dealings will be on a "when issued basis" and at the risk of the parties concerned. **If the Offer does not become unconditional, these dealings will be of no effect.** The Offer is subject to the satisfaction of conditions to be contained in the Underwriting Agreement. Certain conditions are not capable of waiver.

5. *Settlement*

It is expected that Preference Shares allocated to investors in the Offer will be delivered in uncertificated form and settlement will take place through CREST on Admission. It is intended that, where applicable, definitive share certificates in respect of the Offer will be distributed on 19 May 2005 or as soon thereafter as is practicable.

For those investors that wish to hold their Preference Shares through an account with Euroclear and/or Clearstream, Luxembourg instead of through an account with CREST, they may do so in accordance with the rules thereof. Such Preference Shares will be registered in the name of the relevant Clearing System's nominee accountholder with CREST, who shall be the holder of record of those Preference Shares, and not the investors holding beneficial interests in the Preference Shares through Euroclear and/or Clearstream, Luxembourg. Those investors holding beneficial interests in the Preference Shares through Euroclear and/or Clearstream, Luxembourg accounts shall, save in respect of voting rights whilst the Preference Shares are held through Euroclear and Clearstream, Luxembourg accounts, be entitled to the same rights as the registered Preference Shares holder in respect of their beneficial interests, in accordance with the rules of the relevant Clearing System.

Beneficial interests in the Preference Shares held through accounts with Euroclear and/or Clearstream, Luxembourg will be evidenced by records maintained in book-entry form by Euroclear and Clearstream, Luxembourg in accordance with the applicable procedures of the relevant Clearing System.

Transfers of beneficial interests in Preference Shares held through accounts with Euroclear and/or Clearstream, Luxembourg will be effected through the Clearing Systems in accordance with their procedures and regulations.

Preference Shares will trade in the Clearing Systems at a percentage of their paid up amount.

All payments in respect of dividends on Preference Shares held through Euroclear and Clearstream, Luxembourg accounts will be credited through the relevant Clearing System nominee's account with CREST to the cash accounts of Euroclear and Clearstream, Luxembourg accountholders in accordance with each Clearing System's rules and procedures.

Investors holding Preference Shares through Euroclear and/or Clearstream, Luxembourg accounts shall give their instructions to Euroclear and/or Clearstream, Luxembourg in accordance with each Clearing System's rules and procedures as appropriate.

CREST is a paperless settlement procedure enabling securities to be transferred from one person's CREST account to another without the need to use share certificates or by written instruments of transfer. On Admission, the Articles of Association will permit the holding of Preference Shares under the CREST system. The Company has applied for the Preference Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Preference Shares following Admission may take place within the CREST system if any shareholder so wishes.

The Company will arrange for CRESTCo to be instructed on 12 May 2005 to credit the appropriate CRESTCo accounts of the subscribers concerned or their nominees with their respective entitlements to Preference Shares. The names of subscribers or their nominees that invest through their CRESTCo accounts will be entered directly on to the share register of the Company.

CREST is a voluntary system and holders of Preference Shares who wish to receive and retain share certificates will be able to do so. Investors applying for Preference Shares under the Offer may, however, elect to receive Preference Shares in uncertificated form if they are a system member (as defined in the Regulations) in relation to CREST.

6. Underwriting Arrangements

The Company and the Managers have entered into the Underwriting Agreement relating to the Offer pursuant to which, subject to certain conditions, the Managers have agreed to subscribe for and/or purchase and/or procure subscribers and/or purchasers for such Preference Shares at the Offer Price.

The Underwriting Agreement provides for the Managers to be paid commissions by the Company in respect of Preference Shares issued by the Company. The Company has given the Managers certain warranties and indemnities. Details of the Underwriting Agreement are set out under "***Underwriting Arrangements and Selling Restrictions***" below.

The Managers may in certain circumstances be entitled to terminate the Underwriting Agreement prior to Admission. If such right is exercised or if for any other reason the Offer does not proceed, any monies received in respect of the Offer will be returned to applicants without interest.

DESCRIPTION OF THE PREFERENCE SHARES

The terms of issue, and rights attaching to, the Preference Shares are contained in the Articles and in a resolution of a committee of the Directors of the Company passed on 6 May 2005 and the principal rights attaching to the Preference Shares are as summarised below. Defined terms used in this section have the meanings given to such terms under the section "***Definitions***" below.

General

The Preference Shares will have a nominal value of £1 each and will be issued fully paid for cash at a premium of £999. The Preference Shares will rank as regards participation in profits and assets equally among themselves and with the Other HBOS Preference Shares and any other shares which may be issued which are expressed to rank equally with them and in priority to any other share capital of the Company, including the HBOS Ordinary Shares and, as such, are Priority Preference Shares. A fuller description of the ranking of the Preference Shares as regards participation in profits and capital is contained under "***Dividends***" and "***Capital***" below.

The Preference Shares will be issued in registered form and may be held in either certificated form or uncertificated form in CREST. Temporary documents of title in relation to Preference Shares in certificated form will not be issued in respect of the Preference Shares pending the despatch by post of definitive certificates. Definitive share certificates in respect of Preference Shares to be held in certificated form will be despatched within a month from the Issue Date.

Title to the Preference Shares in certificated form will pass by transfer and registration on the register of members of the Company in accordance with the Articles. The Articles provide, amongst other matters, that transfers of the Preference Shares in certificated form must be in writing and are to be effected by an instrument of transfer in the usual standard form or in any other form approved by the Directors. Instruments of transfer of the Preference Shares must be signed by the transferor or executed in some other legally valid way.

The Directors may refuse to register a transfer of Preference Shares in certificated form unless the instrument of transfer is duly stamped and:

(a) is in respect of Preference Shares only;

(b) is in favour of not more than four joint transferees; and

(c) is deposited at the office of the Company's registrar accompanied by the relevant share certificate(s) and any other evidence which the Directors ask for to prove the entitlement of the person wishing to make the transfer.

The transfer of Preference Shares in uncertificated form must be made using CREST and must comply with the Regulations. See "***Provisions relating to the Preference Shares while held through Clearing Systems***" below for a description of the provisions applying to transfers of beneficial interests in the Preference Shares held through accounts with the Clearing Systems.

The Directors may refuse to register a transfer of uncertificated Preference Shares where the transfer is in favour of more than four joint transferees and in the circumstances set out in the Regulations.

No fee is payable to the Company for transferring shares and any registration of a transfer is subject in all respects to the Articles.

Dividends

Subject to the limitations and discretions set out below, non-cumulative preferential dividends on the Preference Shares will accrue from the Issue Date and the Company will pay these dividends semi-annually in arrear on 12 November and 12 May each year until 12 May 2015 and thereafter quarterly in arrear on 12 August, 12 November, 12 February and 12 May each year (each, a "**Dividend Payment Date**"), to those holders of Preference Shares whose names appear on the register of members of the Company on the date stated in the resolution passed by the Directors for payment of the dividend. The Company will only pay dividends on the Preference Shares if, and to the extent, declared by the Directors. If the Dividend Payment Date is not a Business Day, then payment of the dividend payable on such date will be made on the next succeeding Business Day and without any interest or other payment in respect of such delay.

Declaration of Dividends

If, in the opinion of the Directors, the distributable profits of the Company are sufficient to cover the payment in full of dividends on the Preference Shares and also the payment in full of all other dividends stated to be payable on such date on any other shares of the Company in issue that are expressed to rank equally with the Preference Shares as regards participation in profits (including any arrears of dividends on any such shares which have rights to cumulative dividends), the Directors may:

(a) declare and pay in full dividends on the Preference Shares on each Dividend Payment Date; or

(b) in their sole and absolute discretion resolve prior to or on any Dividend Payment Date that no dividends shall be declared and paid on the Preference Shares or that the dividend on the Preference Shares shall be declared and paid only in part.

If, however, in the opinion of the Directors, the payment of any dividend on the Preference Shares would breach or cause a breach of the capital adequacy requirements of the United Kingdom Financial Services Authority (the "**FSA**") that apply at that time to the Company and/or any of its subsidiaries, then no dividend shall be declared or paid, unless the FSA otherwise agrees.

The Companies Act defines "distributable profits" as, in general terms and subject to adjustment, accumulated realised profits less accumulated realised losses.

If, on a Dividend Payment Date, the Directors consider that the distributable profits of the Company are insufficient to cover the payment in full of dividends on the Preference Shares and also the payment in full of all other dividends stated to be payable on such date on any other shares of the Company that are expressed to rank equally with the Preference Shares as regards participation in profits (including any arrears of dividends on any such shares which have rights to cumulative dividends), then, subject as provided above on the restrictions relating to the Company's capital adequacy requirements and subject always to sub-paragraph (b) above, the Directors may declare a reduced dividend on the Preference Shares. This will be paid in proportion to the dividends, which would have been due on the Preference Shares and any other shares of the Company which are expressed to rank equally with the Preference Shares as regard participation in profits (including any arrears of dividends on any such shares which have rights to cumulative dividends) if there had been sufficient profits; provided however that, in the case of the Preference Shares, the Directors may in their sole and absolute discretion resolve that no reduced dividend shall be declared and paid on the Preference Shares or that such reduced dividend shall be declared and paid only in part. The dividends which would have been due includes any arrears of dividends on any of those shares which have rights to cumulative dividends.

Payment of Dividends

Subject to the discretions, limitations and restrictions referred to under "***Declaration of Dividends***" above and "***Restrictions on Dividends and Redemption***" below, the Company will pay dividends on the Preference Shares out of its distributable profits in Sterling:

(a) in respect of any period ending on or before 12 May 2015, at the fixed rate of 6.0884 per cent. per annum on the amount of £1,000 per Preference Share. Subject as aforesaid, the dividend on each Preference Share during any such semi-annual period will therefore amount to £30.442, and will amount to £30.442 per Preference Share in respect of the period from (and including) the Issue Date to (but excluding) the first Dividend Payment Date, being 12 November 2005; and

(b) in respect of any period commencing on or after 12 May 2015, at a rate, reset quarterly equal to the aggregate of 1.31 per cent. per annum and LIBOR for Sterling in respect of the relevant period on the amount of £1,000 per Preference Share then outstanding.

Any right to receive a dividend on the Preference Shares will be non-cumulative.

If it subsequently becomes apparent that any dividend on the Preference Shares which has been paid should not have been paid, then, provided the Directors have acted in good faith, they will not incur any liability for any loss which any holder of Preference Shares may suffer in consequence of such payment having been made.

Except as described in this Offering Circular, holders of Preference Shares will have no right to participate in the profits of the Company and, subject as provided below, if and to the extent any dividend (or any part of a dividend) on the Preference Shares is not paid, a holder of Preference Shares will not be entitled to make any claim in respect of such non-payment.

Pursuant to provisions of the Articles applicable to the Preference Shares, if a dividend is not paid in whole or in part on the Preference Shares on a Dividend Payment Date, the Directors may (but shall be under no obligation to do so), if the Company has sufficient distributable profits and/or reserves to do so and as far as applicable law permits, allot and issue to each holder of Preference Shares an additional number of Preference Shares of the same class, credited as fully paid. The total nominal value of additional Preference Shares will be equal to an amount determined by multiplying the unpaid amount of any dividend which would have been payable by 4/3. The additional Preference Shares will be in the same currency as, have the same rights and restrictions as, and rank equally with, the Preference Shares. The recipients of the additional Preference Shares will have no right to receive in cash any part of the dividend which has not been paid. The Directors have resolved, with respect to the Preference Shares, to exercise their discretion under these provisions of the Articles not to allot and issue to any holder of Preference Shares any such additional Preference Shares in lieu of a cash dividend. The Issuer has further undertaken to the Managers to procure that the Directors will propose and recommend a Shareholders' resolution and a resolution of the holders of Preference Shares at the next annual general meeting of the Company (which meeting will fall in 2006) to the effect that the provisions of the Articles permitting the issue of additional Preference Shares in lieu of a cash dividend, as described above, may be disapplied at the option of the Directors and, if such resolutions are passed, the aforementioned provisions of the Articles shall be so disapplied in respect of the Preference Shares.

The amount of dividend payable on the Preference Shares in respect of any period shorter or longer than a full dividend period will be calculated on the basis of a 365 day year and the actual number of days elapsed in such period.

Regardless of any other provision in the Articles, the Directors may, in any calendar year, declare and pay a special dividend on any class of shares in respect of which no dividend has previously been paid that year of an amount not exceeding £0.01 per share if, in their opinion, it is necessary to preserve the status of the shares of the relevant class as wider-range investments under the Trustee Act 2000 (as amended or re-enacted from time to time).

The Directors can decide to pay unclaimed dividends into a separate account and the Company will not be a trustee of this money and will not be liable to pay interest on it. Any dividend unclaimed after a period of 12 years from the date of the resolution by which it was declared will be forfeited and will revert to the Company.

Restrictions on Dividends and Redemption

If (i) the Company has not declared a dividend, in whole or in part, stated to be payable on the Preference Shares as a result only of the exercise of the Directors' sole and absolute discretion (and not because of the absence of profits of the Company which can be distributed or capital adequacy requirements) or (ii) the Directors have decided not to allot and issue additional Preference Shares in the circumstances described in the fifth paragraph under "***Payment of Dividends***" above, then the Company cannot:

(a) redeem, reduce, buy or otherwise acquire in any other way, (i) any shares of the Company which rank equally with the Preference Shares and in respect of which the declaration and payment of any dividend is subject to the discretion of the Directors after the allotment and issue of such shares or (ii) any shares of the Company which rank behind the Preference Shares (except for any series of preference shares which are issued in satisfaction of an obligation existing on 27 April 2004 – see "***Risk Factors***" above for a description of such preference shares) and the Company may not set aside any sum nor establish any sinking fund for their redemption, reduction, purchase or acquisition; or

(b) declare, or set aside any sum for the payment of any, dividends on or in respect of any shares of the Company which rank equally with the Preference Shares and in respect of which the declaration and payment of any dividend is subject to the discretion of the Directors after the allotment and issue of such shares; or

(c) declare, or set aside any sum for the payment of, any dividends on any shares of the Company which rank behind the Preference Shares *provided that* this restriction shall not apply to dividends in respect of preference shares which are allotted and issued pursuant to an obligation of the Company existing on 27 April 2004 insofar as there are profits of the Company available for distribution in respect of such preference shares (unless the Directors decide otherwise before their allotment) in excess of the aggregate amount which would, save for the Directors' discretion and/or the restrictions described herein, have been payable in full by way of dividend in respect of the Preference Shares or the other shares of the Company

ranking in priority to such preference shares allotted and issued in satisfaction of the obligation referred to above,

until such time, after the non-payment, as the dividend stated to be payable on the Preference Shares in respect of a dividend period has been declared and paid in full or the date on or by which all the Preference Shares are either redeemed in full or purchased by or for the account of the Company, if earlier.

Similar rights to those described in the above paragraphs may attach to any other shares which are or may be issued by the Company that are expressed to rank equally with the Preference Shares as regards participation in profits or assets. Therefore, if (i) in respect of other equally ranking shares which do not entitle the Directors to exercise a discretion analogous to that referred to in paragraph (b) under "***Declaration of Dividends***" above, the Company has not paid in full all dividends (including any arrears of dividend) on cumulative preference shares of the Company or the dividends on non-cumulative preference shares of the Company, or it has not set aside an amount to provide for payment in full; (ii) in respect of other equally ranking non-cumulative preference shares which do not entitle the Directors to exercise a discretion analogous to that referred to in paragraph (b) under "***Declaration of Dividends***" above but provide that Directors shall issue additional non-cumulative preference shares in lieu of a cash dividend and the Directors have not so allotted and issued the additional non-cumulative preference shares; (iii) the Company has not declared and paid in full, or it has not set aside an amount to provide for the payment in full of, the dividend stated to be payable on any other equally ranking shares which are then outstanding by reason of the exercise by the Directors of a discretion analogous to the discretion referred to in paragraph (b) under "***Declaration of Dividends***" above; or (iv) the Directors have decided not to allot and issue additional preference shares in lieu of a cash dividend in respect of other equally ranking non-cumulative preference shares of the Company where the Directors have such discretion, then the Company may not (1) redeem, reduce, buy or otherwise acquire in any other way, any Preference Shares and the Company may not set aside any sum nor establish any sinking fund for their redemption, reduction, purchase or acquisition or (2) declare, or set aside any sum for the payment of any, dividends on or in respect of the Preference Shares until such time as decided by the Directors of the Company before such other shares were first allotted or as provided in the Articles.

Capital

On a return of capital or distribution of assets, whether or not on a winding up (but other than a redemption or purchase by the Company of any of its share capital), holders of the Preference Shares will be entitled to receive out of the surplus assets of the Company remaining after payment of the Company's liabilities equally with the holders of any other class of shares in issue or which may be issued by the Company which are expressed to rank equally with the Preference Shares as regards participation in assets and in priority to the holders of any other share capital (including the HBOS Ordinary Shares) in the Company a sum equal to the aggregate of:

(a) £1,000 per Preference Share;

(b) the amount of any dividend which is due for payment of the Preference Shares on or after the date of commencement of the winding up or other return of capital but which is payable in respect of a period ending on or before such date; and

(c) the proportion of any dividend (whether or not declared or earned) that would otherwise be payable and is not otherwise paid in cash in respect of any period that begins before, but ends after, the date of commencement of the winding up or other return of capital and which is attributable to the part of the period that ends on such date.

If, upon any return of capital or distribution of assets, the amounts available for payment are insufficient to cover the amounts payable in full on the Preference Shares and any other class of shares in issue or which may be issued by the Company which are expressed to rank equally with the Preference Shares as regards participation in assets, the holders of the Preference Shares and the holders of those other shares will share rateably in the distribution of surplus assets (if any) of the Company in proportion to the full amounts to which they are respectively entitled. The Preference Shares confer no rights to participate in the surplus assets of the Company other than as described in this Offering Circular.

Redemption

Subject to the Articles (including the restrictions described under "***Restrictions on Dividends and Redemption***" above), to the provisions of the Companies Act, the Regulations and all other laws and regulations applying to the Company and to the prior consent of the FSA (if such consent is required, in which case, the FSA may impose

conditions on the redemption), the Company may, at its option, redeem the Preference Shares. The Preference Shares are redeemable on 12 May 2015 and on any Dividend Payment Date thereafter. In the event that fewer than all the outstanding Preference Shares are to be redeemed, the Preference Shares to be redeemed will be selected by the Company by means of a draw at the registered office of the Company or at any other place which the Directors decide on in the presence of its auditors on such basis as the Directors consider appropriate at the time.

The amount payable on redemption of any Preference Shares (the "**Redemption Price**") will be the amount of £1,000 per Preference Share to be redeemed plus an amount equal to the accrued but unpaid dividend on that Preference Share in respect of the period from (and including) the Dividend Payment Date last preceding the date fixed for its redemption (the "**Redemption Date**") to (but excluding) the Redemption Date.

If some or all of the Preference Shares are to be redeemed, the Company must give a written notice of redemption (a "**Redemption Notice**") to the holders of the Preference Shares, not less than 30 days (or 20 days if the notice is given on or after 12 May 2015) nor more than 60 days prior to the Redemption Date. Each Redemption Notice will specify (i) the Redemption Date, (ii) the number of Preference Shares to be redeemed, (iii) the Redemption Price (specifying the amount of the accrued but unpaid dividend to be included in the Redemption Price), (iv) in the case of Preference Shares held in certificated form, the place or places where holders may surrender share certificates in respect of such Preference Shares and where payment of the Redemption Price will be made and (v) in the case of Preference Shares held in uncertificated form, details of the issuer-instruction to be sent to CRESTCo by the Company requesting the deletion of the relevant entries in CREST relating to the holdings of the Preference Shares concerned. No defect in the Redemption Notice or in its service will affect the validity of the redemption proceedings.

Payments in respect of the amount due on redemption of a Preference Share will be made by cheque drawn on a bank in London or, upon the request of the holder or joint holders not later than the date specified for the purpose in the Redemption Notice, by transfer to an account maintained by the payee with a bank in London or such other method as the Directors may specify in the Redemption Notice. In the case of Preference Shares held in certificated form, such payment will be made against presentation and surrender of the relative share certificate at the place or any of the places specified in the Redemption Notice and, in the case of Preference Shares held in uncertificated form, on receipt by the Company of confirmation by CRESTCo of the deletion of the relevant entries in CREST. If, in the case of the Preference Shares held in certificated form, any share certificate so surrendered includes any Preference Share not to be redeemed on the Redemption Date, the Company will send to the holder (or the first-named joint holder), free of charge but at the holder's risk, a certificate in respect of the balance of the Preference Shares within 14 days of redemption. All payments in respect of the Redemption Price will be made after complying in all respects with any applicable fiscal or other laws.

From the Redemption Date, the dividend will cease to accrue on the Preference Shares being redeemed except on any Preference Share in respect of which payment of the Redemption Price due on the Redemption Date is improperly withheld or refused. In such case, the dividend will be deemed to have continued and will accordingly continue to accrue at the rate which would have applied but for the redemption, as described under "***Payment of Dividends***" above from the Redemption Date to the actual date of payment of the Redemption Price. Such Preference Share will not be treated as having been redeemed until the Redemption Price, including accrued dividend, has been paid.

If the due date for payment of the Redemption Price is not a Business Day, payment of such amount will be made on the next succeeding day which is a Business Day (without any interest or other payment in respect of such delay).

A receipt given by the holder for the time being of any Preference Shares (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of such Preference Share will constitute an absolute discharge to the Company.

Voting

Subject to the next paragraph below, holders of Preference Shares will only be entitled to receive notice of and to attend any general meeting of shareholders of the Company and to speak or vote upon any resolution proposed at such meeting if a resolution is proposed either varying or abrogating any of the rights and restrictions attached to the Preference Shares or to wind up, or in relation to the winding up of, the Company (and then in each such case only to speak and vote upon any such resolution).

If on the Dividend Payment Date immediately preceding the date of notice of any general meeting of shareholders of the Company, the dividend on the Preference Shares has not been declared and paid in full in cash or the additional Preference Shares have not been allotted and issued in the circumstances described in the fifth paragraph under "***Payment of Dividends***" above, holders of the Preference Shares will be entitled to speak and to vote upon all resolutions proposed at such general meeting. In these circumstances only, the rights of the holders of the Preference Shares so to speak and vote will continue until the Company has resumed the payment of dividends on the Preference Shares in full or the additional Preference Shares have been allotted and issued.

On a show of hands, every holder of Preference Shares who is entitled to vote or any proxy (other than the chairman of the meeting in his or her capacity as proxy) or a corporate representative for that holder, in each case who is present in person, will have one vote. On a poll, each holder of Preference Shares who is entitled to vote and who is present in person, by proxy or by corporate representative, will have one vote for each £1 of nominal value of the Preference Shares of which he or she is the holder.

Other provisions in the Articles relating to voting rights and procedures also apply to the Preference Shares.

Purchase of own shares

Subject to the provisions of the Companies Act, the Regulations, all other laws and regulations applying to the Company and the rights conferred on any other class of shares of the Company described under "***Restrictions on Dividends and Redemption***" above and with the prior consent of the FSA (for so long as the Company is required to obtain such consent), the Company may at any time and from time to time (subject to the payment in full of the dividend on the Preference Shares on the immediately preceding Dividend Payment Date) purchase any Preference Shares in issue in the open market or by tender (which will be available to all holders of Preference Shares alike) upon such terms and conditions as the Directors may determine.

Untraced shareholders

The Articles provide that the Company may sell any Preference Shares on behalf of a holder of Preference Shares at the best price reasonably obtainable if:

(a) during the 12 years before the earliest of the advertisements referred to in (b) below, at least three dividends on the Preference Shares have been paid and no dividend has been claimed during that period;

(b) on or after the expiry of the 12 year period, the Company has given notice, by advertisements in one leading national newspaper in the United Kingdom and in at least one newspaper appearing in the area which includes the registered address of the holder, of its intention to sell the Preference Shares and three months have elapsed since the date of the advertisements or the last of them if they are published on different dates;

(c) no communication is received from the holder or any person who is entitled to the Preference Shares by law at any time during that 12 year period or the three month period referred to in paragraph (b) above; and

(d) the Company has notified the UK Listing Authority that it intends to sell the Preference Shares concerned.

Following the sale by the Company of any Preference Shares, the Company will remain indebted (subject to the forfeiture provisions referred to below) to the former holder of such Preference Shares or the persons entitled to them by law for the net proceeds of sale until such net proceeds are claimed by the former holder of, or the person entitled by law to, the Preference Shares. The Company will not be a trustee of the net proceeds and will not be liable to pay interest on it. The Company can use the net proceeds, and any money earned by using the net proceeds, for its business or in any other way that the Directors decide, but the net proceeds cannot be invested in the Company's shares or in the shares of any holding company of the Company. If no valid claim for the net proceeds is received by the Company during the period which ends six years after the date on which the shares were sold, the net proceeds will be forfeited and belong to the Company.

Variation of rights and further issues

Subject to the last paragraph in this section, the special rights attached to the Preference Shares may not be varied or abrogated except with the written consent of the holders of at least three-quarters in nominal value of the Preference Shares which are in issue at the relevant time, or with the approval of an extraordinary resolution passed at a separate meeting of the holders of the Preference Shares which are in issue at the relevant time.

The special rights attached to the Preference Shares will be regarded as being varied or abrogated if:

(a) the Directors seek to authorise, create or increase the amount of any shares of any class or any security convertible into shares of any class ranking as regards rights to participate in the profits or assets of the Company in priority to the Preference Shares;

(b) following a capitalisation of any reserves which are capable of being distributed to shareholders, the Company's distributable reserves, when aggregated with the distributable reserves of all its subsidiaries, would amount in aggregate to less than ten times the total annual amount of any dividends payable in respect of all preference shares of the Company in issue at the time of capitalisation (except if such capitalisation of distributable reserves is for the purposes of allotting and issuing HBOS Ordinary Shares in lieu of a cash dividend or allotting and issuing additional preference shares to holders of preference shares in lieu of a cash dividend (including to holders of Preference Shares in accordance with the fifth paragraph under "***Payment of Dividends***" above));

(c) any other class of shares of the Company that is expressed to rank as regards participation in the profits or assets of the Company equally in some or all respects with the Preference Shares or any securities convertible into any such shares are created or issued, if the dividend payable on the Preference Shares on the Dividend Payment Date immediately preceding such creation or issue has not been paid in full or if additional Preference Shares have not been allotted and issued in accordance with the fifth paragraph under "***Payment of Dividends***" above; or

(d) any resolution is passed for the reduction of the amount of capital paid up on the Preference Shares.

Subject to sub-paragraphs (a) to (d) above, the special rights attached to the Preference Shares will not be varied by the creation or issue of (i) any shares ranking equally as regards participation in the profits or assets of the Company with the Preference Shares whether carrying rights identical in all respects with the Preference Shares or rights differing from them in any respect, including, but not limited to, rights as to dividends, payment of premium on a return of capital, redemption, conversion, denomination and currency of issue; or (ii) shares ranking behind the Preference Shares as regards participation in the profits and assets of the Company or by the redemption or purchase by the Company of any of its shares ranking equally with, or behind, the Preference Shares as regards participation in the profits or assets of the Company.

If a matter arises which would amount to a variation or abrogation of the special rights attached to the Preference Shares and the rights attached to one or more other series of preference shares of the Company with different rights to the Preference Shares, the rights attached to the Preference Shares and the rights attached to the preference shares of that or those other series (together "**Relevant Shares**") may be varied or abrogated by the agreement in writing of the holders of at least three quarters in nominal value of all the Relevant Shares (other than the Other HBOS Preference Shares) or with the approval of an extraordinary resolution passed at a separate meeting of the holders of the Relevant Shares (other than the Other HBOS Preference Shares), if the effect of that variation or abrogation on all the Relevant Shares is, in the opinion of the Directors, substantially the same. All the holders of Relevant Shares (other than the Other HBOS Preference Shares) shall be treated as holding preference shares of a single class. If the rights attached to the Other HBOS Preference Shares are to be so varied or abrogated, then, subject to section 125 of the Act, the agreement in writing of the holders of a majority in nominal value of, or the approval of an ordinary resolution passed at a separate meeting of holders of, the relevant class of the Other HBOS Preference Shares, as appropriate, shall be required for the rights attached to such Other HBOS Preference Shares to be so varied or abrogated.

The Articles provide that the operation of the provisions described above does not of itself restrict the Company's ability to redeem or buy back any shares before returning assets to the holders of preference shares.

Notices and other documents

In addition to the further provisions for giving notices to members contained in the Articles, any notice or other document to be given by the Company to holders of the Preference Shares will be sufficiently given if posted to the holders of the Preference Shares in accordance with the Articles.

In addition, notices to holders of the Preference Shares in uncertificated form, including notices for general meetings of holders of Preference Shares, will be published in accordance with the operating procedures for the time being of CREST and the Regulations.

Registrar

Computershare Investor Services PLC of The Pavilions, Bridgwater Road, Bristol BS13 8AE will act as registrar for the Preference Shares.

Governing Law

The creation and issue of the Preference Shares and the rights attached to them are governed by, and shall be construed in accordance with, the laws of Scotland.

PROVISIONS RELATING TO THE PREFERENCE SHARES WHILE HELD THROUGH CLEARING SYSTEMS

Accountholders in the Clearing Systems may hold Preference Shares through the Clearing Systems in accordance with the relevant Clearing Systems' procedures and regulations.

Transfers

Transfers of Preference Shares held through the Clearing Systems may only be made in accordance with the regulations and procedures of the relevant Clearing System.

TRANSFERS BETWEEN PARTICIPANTS IN EUROCLEAR TO PARTICIPANTS IN CLEARSTREAM, LUXEMBOURG AND VICE VERSA, WILL BE EFFECTED THROUGH THE CLEARING SYSTEMS' ACCOUNTS HELD IN CREST. PARTICIPANTS TRANSFERRING PREFERENCE SHARES BETWEEN EUROCLEAR AND CLEARSTREAM, LUXEMBOURG AND VICE VERSA, SHOULD (PROVIDED THAT, AT THE TIME OF THE TRANSFER, NO RELEVANT ELECTION UNDER SECTION 97A OF THE FINANCE ACT 1986 IS IN FORCE IN RELATION TO THE TRANSFEROR CLEARING SYSTEM) INSTRUCT THE TRANSFEROR CLEARING SYSTEM TO "FLAG" THE TRANSFER AS EXEMPT FROM SDRT IN ACCORDANCE WITH THE RULES OF THAT CLEARING SYSTEM, AS SET OUT IN THE RELEVANT PARTICIPANT USER GUIDE.

Payments

All payments on Preference Shares held through Euroclear and Clearstream, Luxembourg accounts will be credited through the relevant Clearing System nominee's account with CREST to the account of Euroclear and Clearstream, Luxembourg holders in accordance with the relevant Clearing System's rules and procedures.

Notices

Holders of Preference Shares through Euroclear and Clearstream, Luxembourg accounts will receive notices in accordance with the relevant Clearing System's rules and procedures.

INFORMATION ON THE COMPANY

The following information should be read in conjunction with the additional information appearing elsewhere in this document.

1. HBOS

HBOS is the holding company of the HBOS Group. HBOS has four direct subsidiaries: Halifax, the Bank of Scotland, HBOS Insurance & Investment Group Limited and Halifax Share Dealing Limited. The principal subsidiary undertakings of Halifax, the Bank of Scotland and HBOS Insurance & Investment Group Limited are: Bank of Western Australia Limited, Capital Bank plc, Clerical Medical Investment Group Limited, Halifax General Insurance Services Limited, Halifax Investment Fund Managers Limited, Halifax Life Limited, HBOS Treasury Services plc, Insight Investment Management Limited, St. Andrews' Insurance plc, HBOS Australia Pty Ltd, Bank of Scotland (Ireland) Limited and St James's Place Capital plc. HBOS now has over 20 million customers. It is the largest mortgage and savings provider as well as a major player in the provision of new current accounts and credit cards in the UK.

2. HBOS Group Business Overview

The HBOS Group is a diversified financial services group engaged in a range of banking, insurance broking, financial services and finance-related activities throughout the UK and internationally.

The HBOS Group's products and services can be categorised into the following business divisions:

- Retail;
- Corporate and Treasury;
- Insurance and Investment; and
- Strategy and International Operations.

2.1 Retail

Retail provides a full range of financial services to over 20 million customers through the broadest distribution base of any UK retail bank (ranging from branches to direct mail, telephone and internet services). It offers an extensive range of multi-branded products which include personal and business banking, savings and long-term investments, mortgages, personal loans and credit cards.

As at 31 December 2004, the HBOS Group was the largest retail mortgage provider in the UK, with a market share of residential mortgages of 22 per cent., with balances of £193 billion and held savings and banking balances of over £126 billion. One in five mortgages in the UK are provided by Retail under five mortgage brands: Halifax, the Bank of Scotland, Intelligent Finance, Birmingham Midshires and The Mortgage Business.

2.2 Corporate and Treasury

Corporate provides a full range of banking services to the corporate and business sector. Its principal market is medium-sized and large-sized businesses (typically those with an annual turnover in excess of £1 million). The division comprises a number of relationship banking and specialist lending teams with responsibilities including working capital finance, term loans, asset finance, motor finance, multi-currency loans and deposits, project and specialist finance, acquisition finance and syndicated lending. The key objective of these teams is to expand and strengthen the HBOS Group's corporate market share by pursuing a relationship and partnership driven approach and delivering specialist services to existing and new customers.

The HBOS Group employed over 8,000 staff in the Corporate Division worldwide, including operations across the UK, with international operations in New York City, Chicago, Houston, Los Angeles, Boston, Seattle, Minneapolis, Paris, Frankfurt, Amsterdam and Madrid as at 31 December 2004.

Treasury is the centralised treasury for the HBOS Group. It provides and manages prudential and regulatory liquidity and wholesale multi-currency funding for the HBOS Group. It arranges the HBOS Group's debt capital issuance and asset securitisation programmes and also serves customers of the HBOS Group by developing risk management solutions tailored to customers' needs and by providing a range of treasury services.

2.3 **Insurance and Investment**

The Insurance and Investment Division comprises three different operating businesses: HBOS Financial Services, HBOS General Insurance and Insight Investment. The businesses of St James's Place Capital, esure and First Alternative also come within the division's ambit. These are not wholly-owned subsidiaries of the HBOS Group, but are run on an autonomous basis and subject to joint venture or relationship agreements. Products offered by these companies include savings, investments and pensions, life, household, travel and motor insurance, as well as fund management. Products are distributed through a number of different channels, including branches, independent financial advisers and telephone and internet sales.

2.4 **Strategy and International Operations**

Strategy and International Operations is responsible for the development of the HBOS Group's strategic direction (including mergers and acquisitions ("**M&A**") activity) and has divisional responsibility for the HBOS Group's main overseas interests in Australia and Ireland. It consists of the following teams: (i) Group Strategy and M&A, which assists the HBOS Group's executive in the development of HBOS Group Strategy in the UK and overseas, and oversees the implementation of strategic initiatives, including M&A, that are controlled at Group level; (ii) International Operations, which has divisional responsibility for Bank of Scotland (Ireland) and HBOS Australia; (iii) Bank of Scotland (Ireland) which focuses on providing banking solutions to small and medium-sized enterprises in Ireland and is moving into retail products; (iv) HBOS Australia, a full service offering in Australia; and (v) Public Policy, which manages the Group's interface with external policy and regulatory bodies.

3. The Banking Market in the United Kingdom

The banking market in the UK is characterised by continuing structural change which has increased competition in recent years from a variety of sources, including merged banks, demutualised life insurers and building societies and diversified consumer services companies.

In addition, the UK financial services industry has continued to attract new entrants, often well-established non-financial companies with large customer bases or insurance companies. Technology has lowered many traditional barriers to such new entrants. For example, several supermarkets have started banks, generally as joint ventures with existing banks and life insurance companies, that provide certain banking products and services using new technology and their established brand names to reach existing customer bases. Sainsbury's Bank plc, in which HBOS has a 45 per cent. shareholding, is an example of such a "supermarket" bank.

As at 31 December 2004, HBOS had over 1,100 branches in the UK through which banking services are offered. HBOS competes with UK clearing banks, through which other major international banks are also represented, with UK building societies and with other financial services providers.

The UK markets for HBOS's activities are characterised by intense competition. These are generally oversupplied markets, putting pressure on new business lending margins. HBOS has pursued a strategy based on delivering value and simplicity to customers combined with a disciplined approach to cost management, which, together with distribution power and efficiency gains, has achieved asset growth and increased net income.

4. Regulation and Supervision of Banking in the UK

The HBOS Group is subject to the banking regulation and supervisory regime in the United Kingdom. Responsibility for banking supervision rests with the Financial Services Authority ("**FSA**"). The FSA's powers and responsibilities are derived from the Financial Services and Markets Act 2000. The FSA has responsibility for: (i) regulating and authorising all businesses carrying on regulated activities in the UK (which currently includes all forms of deposit taking, investment activity, mortgages and general insurance business); (ii) regulating and authorising unit trusts and open-ended investment companies; and (iii) recognising and supervising markets and investment exchanges.

The FSA is required to observe and pursue four statutory objectives: (i) to maintain confidence in the UK financial system; (ii) to promote public understanding of the financial system; (iii) to secure the right degree of protection for consumers; and (iv) to reduce financial crime.

4.1 **Banking supervision**

Deposit taking business is a regulated activity under the Financial Services and Markets Act 2000. The FSA is broadly empowered to request information from and give directions to banks and also sets

standards that serve as guidelines for banks under its supervision. Each bank is obliged to submit regular reports to the FSA which provide material for supervisory assessment. The approach adopted by the FSA in supervising banks is risk-based with the objectives of: (i) systematic assessment of whether a bank meets the Financial Services and Markets Act 2000 authorisation criteria; (ii) understanding the quality of the management and the risks banks face; (iii) using appropriate supervisory tools to identify risks such as skilled persons' reports on internal controls; and (iv) allocating resources proportionate to risk by focusing on banks with a high risk profile.

Banks must report, and in some cases obtain consent for, large single exposures (consent being required for any single exposure exceeding 25 per cent. of a bank's capital) and large exposures to related borrowers. The FSA may also obtain independent confirmation from skilled persons as to the accuracy of accounting records and prudential returns and the adequacy of internal controls.

4.2 Financial services supervision

The HBOS Group's business activities such as advising on, dealing in or managing investments such as bonds, money market derivative products and equities and also the sale of personal financial services in investment fields, which the HBOS Group undertakes through its bank branches and other business channels (e.g. telephone and on-line banking), are regulated by the FSA.

Accordingly, HBOS Group companies carrying on these businesses are subject to the regulation of the FSA. The regulation of mortgages was introduced on 31 October 2004 for mortgages and mortgage advice, with general insurance coming under FSA regulation on 14 January 2005.

The FSA will be removing its "polarisation" rules (under which firms are required to decide whether to market the investment products of only one company or, alternatively, to become an independent intermediary to provide customers with impartial advice) and is currently consulting on detailed changes to disclosure requirements, in particular for fee and commission disclosure. The changes will allow the HBOS Group greater flexibility in its marketing arrangements, particularly with regard to marketing personal financial products across the HBOS Group.

With the advent of on-line banking facilities, the rules on financial promotion (that is, the communication in the course of business of an invitation or inducement to engage in investment activity) made under the Financial Services and Markets Act 2000, which are media neutral, apply to the internet as they would to other media such as letter, fax or phone call.

4.3 Financial Services Compensation Scheme

The Financial Services and Markets Act 2000 introduced the Financial Services Compensation Scheme which combines the functions of previous compensation schemes. Under this compensation scheme, deposit claimants will receive the first £2,000 of any claim in full, and 90 per cent. of the next £33,000, up to a maximum compensation figure of £31,700.

4.4 Capital adequacy

As at 31 December 2004, the banks within the HBOS Group met and exceeded the minimum capital requirements of the Basel Guidelines and the FSA relating to capital adequacy. It is anticipated that continued compliance with the Basel Guidelines and the FSA minimum capital requirements will not impede the development of the HBOS Group's activities.

It should be noted that the Basel Committee on Banking Supervision has issued a proposal for a new capital adequacy framework to replace the 1988 Basel Capital Accord. The new capital framework proposed consists of three "pillars": (i) minimum capital requirements; (ii) supervisory review of an institution's internal assessment process and capital adequacy; and (iii) effective use of disclosure to strengthen market discipline. The FSA believes that the new capital framework will help produce more efficient use of capital, better risk management by financial institutions and improved disclosure which should lead to a safer, more efficient financial system.

Due to the growing complexity of the financial markets since 1988, the banking industry has responded by developing a suite of sophisticated risk management techniques. The new Basel Capital Accord ("**BIS II**") was conceived against this background and is intended to encourage improvements in banks' ability to measure risk and to align capital requirements closely with risk management practices.

Since the publication of the first consultative document on BIS II, the HBOS Group has worked to ensure that its strategic programme to prepare for BIS II has complemented its own internal drive to invest in the development of market-leading risk management and reporting systems.

The HBOS Group remains committed to the construction of an environment that improves the risk management practices of the industry, and to working towards the expected date of 1 January 2007 for BIS II implementation.

Implementation of the simpler approaches to capital measurement for banks is scheduled for the end of 2006, with the more advanced techniques to be implemented at the end of 2007. The HBOS Group remains committed to working towards these dates for BIS II implementation.

4.5 The Bank of England

The Bank of England has the task of ensuring financial stability in the banking market which it undertakes in co-operation with the FSA. The agreed framework for co-operation in the field of financial stability is set out in detail in the Memorandum of Understanding published jointly by H.M. Treasury, the FSA and the Bank of England at the end of October 1997. The Bank of England is responsible for the overall stability of the financial system as a whole, including: (i) monitoring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems at home and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role and the deputy governor's membership of the FSA's board.

4.6 H.M. Treasury

H.M. Treasury is responsible for the overall institutional structure of regulation and the legislation which governs it. It has no operational responsibility for the activities of the FSA or the Bank of England and will not be involved in them. However, there is a variety of circumstances where the FSA and the Bank of England will need to alert H.M. Treasury about possible problems, for example where there may be a need for a support operation or a problem arises which could cause wider economic disruption.

4.7 European Commission proposals on Consumer Credit

In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council of the European Union on the harmonisation of the laws, regulations and administrative provisions of the member states concerning credit for consumers. If the proposed directive is finalised, member states will have two years in which to bring national implementing legislation into force. The proposal includes (among other things) specific documentation and procedural requirements in respect of mortgage loan origination and administration. For example, a key requirement under the proposed directive is that each drawing under a flexible mortgage loan, and each further advance, must be subject to new underwriting and a new contract. Penalties for non-compliance with these requirements will be determined by the member states, and may provide that credit agreements that do not comply will be unenforceable against the borrower.

In its current form, the proposed directive will not apply to residential mortgage loans for home purchases or home improvements, other than loans where part of the mortgage credit is for equity release, such as a further drawing under a flexible mortgage loan or a further advance. Additionally, the proposed directive would not apply to residential mortgage loans originated before national implementing legislation comes into force, with exceptions. For example, the requirement for new underwriting will apply to any further drawing or further advance made after national implementing legislation comes into force. Accordingly, if implemented in its current form, the proposed directive will apply to each mortgage loan for home purchases or home improvements that includes an equity release component, if the loan is originated, or a further drawing or further advance is made within that loan, after the implementation date.

Until the final text of the directive is decided and the details of United Kingdom implementing legislation are published, it is not certain what effect the adoption and implementation of the directive would have on the respective businesses and operations of entities in the HBOS Group.

4.8 Data protection

The HBOS Group is also subject to the regulations of the Information Commissioner and is required to abide by the requirements of the Data Protection Act 1998.

5. Breakdown of Turnover

Operating Income[1][2]	2004 (£m)	2003[3] (£m)	2003[4] (£m)	2002 (£m)
Retail	4,748	4,275	4,220	3,728
Corporate	2,916	2,510	1,435	1,182
Treasury	371	335	331	325
Insurance and Investment	1,546	1,245	1,250	881
Strategy and International Operations	646	581	–	–
Business Banking	–	–	1,401	1,204
BankWest	–	–	309	226
	10,227	8,946	8,946	7,546

Notes:

(1) These figures have been extracted without material adjustment from the published annual reports and accounts for each of the three financial years ended 31 December 2004, 2003 and 2002.

(2) Operating income includes net interest income and non-interest income.

(3) Restated to reflect new divisional structure. This information has been extracted without material adjustment from the published annual report and accounts for the financial year ended 31 December 2004.

(4) As previously presented in the published annual report and accounts for the financial year ended 31 December 2003.

Following an internal reorganisation on 1 January 2004, the 2004 divisional results are reported through five divisions (Retail, Corporate, Treasury, Insurance and Investment and Strategy and International Operations) plus HBOS Group items. The divisional results for the year ended 31 December 2003 have been restated to reflect the new structure.

The divisional results for the year ended 31 December 2002 have not been restated to reflect this new structure.

6. Current Trading and Financial Prospects of the HBOS Group

In 2005 HBOS expects the UK economy to return to its trend rate of growth. Whilst consumer spending has slowed, the Directors believe that prospects for employment remain bright and the trends in business investment appear healthy. Against this background, HBOS anticipates little change in the overall credit performance of its UK lending.

The UK housing market has seen a shift in sentiment. Although housing transactions have come back from the 2003 peak, the Directors believe that prices in 2005 remain underpinned by strong employment and interest rates that are at or close to a peak. In the event of slower growth markets, the Directors believe that the Retail Division's momentum and rigorous cost discipline will continue to be a key source of advantage to HBOS.

The Directors believe that levels of activity in 2005 in HBOS's corporate lending markets coupled with its continued commitment to controlled asset growth provide an encouraging backdrop for value creation in the Corporate Division. In the Treasury Division, through further extending its capability to meet the needs of both the HBOS Group and its customers, HBOS is continuing to invest in what the Directors believe to be the generation of a quality earnings stream.

Stock market performance has been better than for some time as is reflected in the performance of HBOS's investment business. The Directors believe that as a market leader with particularly strong multi-channel distribution HBOS is well placed in 2005 to exploit the opportunities presented by the new stakeholder products and depolarisation.

On the basis of its experience in underwriting its personal insurance business and based on its expectations for its personal insurance business in 2005, HBOS does not anticipate significant changes in its personal insurance business and it plans further investment in extending its distribution reach with the aim of gaining market share.

In Australia and Ireland, the Directors believe that HBOS is set to make good progress as it invests in the people and infrastructure that it needs to mount a serious challenge to the incumbents in each market.

7. The Board and Corporate Governance

The HBOS Group is committed to achieving high standards of corporate governance throughout the Group and to integrity and high ethical standards in all its business dealings. In 2004 the Board complied with all the provisions of the Combined Code, save the requirement that the senior independent director should attend meetings with a range of shareholders. Whilst the senior independent director has attended various briefings and other meetings

with analysts and other representatives of institutional investors in 2004, he has not undertaken a programme of meetings with individual shareholders, as this has not been considered necessary.

The Board consists of a Chairman, five Executive Directors and seven Non-executive Directors. All of the Non-executive Directors are considered to be independent. The roles of Chairman and Chief Executive are separate and there is a clear, written division of responsibilities between these two roles. The role of Non-executive Deputy Chairman is also separately defined. The Board meets regularly throughout the year to determine the strategic direction of the HBOS Group and to review operating, financial and risk performance. There is a formal schedule of matters reserved to the Board which includes approval of the HBOS Group's annual business plan, HBOS Group policies and standards on financial and non-financial risks, significant transactions, the commencement of significant new business activities, scope of delegation to Board committees, subsidiary boards and executive management of the HBOS Group. All necessary information is supplied to the Directors on a timely basis to enable them to effectively discharge their duties and the Board has access to the advice and services of the Company Secretary, who ensures that Board procedures are followed and that all applicable rules and regulations are complied with.

The Board has established an audit committee, a remuneration committee and a nomination committee. The terms of reference of each of these committees are written and formally delegate the relevant responsibilities to each committee.

The audit committee comprises Anthony Hobson, David Shearer, Coline McConville and Kate Nealon. Anthony Hobson who chairs the committee has significant recent and relevant financial experience. The terms of reference of the audit committee include all matters indicated by the Combined Code. The committee consists entirely of Non-executive Directors and its responsibility is to ensure that management has effective audit procedures in place. It regularly meets with the Executive Directors and management, as well as privately with both the external and internal auditors to review and advise the Board on the HBOS Group's interim and financial statements; its accounting policies; the control of financial and business risk; the work of the auditors and the response of management; the activities, resources, organisational structure and operational effectiveness of the internal audit function; and the effectiveness of the HBOS Group's system of internal control and whistleblowing procedures. It also considers and recommends the appointment and remuneration of the external auditors, monitors performance and independence of the auditors and monitors the provision of non-audit services to the HBOS Group.

The remuneration committee is chaired by Brian Ivory and comprises Sir Ronald Garrick and Coline McConville. It determines HBOS Group policy on executive remuneration and the remuneration of senior management. It approves the terms of appointment and remuneration arrangements of the Chairman, and any contract of employment with an Executive Director or the Chairman. It also approves the fees payable to Non-executive Directors (but not their fees in respect of services). The remuneration committee recommends to the Board the incentive scheme framework for senior management. It also ensures that the disclosure of Directors' remuneration complies with the rules of the UK Listing Authority.

The nomination committee is chaired by Sir Ronald Garrick and comprises James Crosby, Brian Ivory, Coline McConville and Dennis Stevenson. This committee leads the process for making appointments to the Board ensuring a formal, transparent and rigorous procedure exists for new Director appointments. It also reviews the composition of the Board, evaluating the Directors' skills, knowledge and experience. It ensures plans are in place for the orderly succession of appointments to the Board and other senior executive management positions.

The Directors confirm that for the three years ended 31 December 2004, HBOS has complied with all the provisions of the Combined Code, save the requirement discussed in this section that the senior independent director should attend meetings with a range of shareholders.

8. Further Information

Prospective investors should carefully consider the additional information on the Company provided under "***Additional Information***" below.

FINANCIAL INFORMATION

Financial information on HBOS and its subsidiaries for each of the three financial years ended 31 December 2004, 2003 and 2002.

The financial information in this section (*Financial Information*) does not constitute the statutory accounts within the meaning of section 240 of the Companies Act, but has been extracted without material adjustment from the published annual reports and accounts for each of the three financial years ended 31 December 2004, 2003 and 2002. Where information for the financial year ended 31 December 2002 has been restated, this has been extracted without material adjustment from the published annual report and accounts for the financial year ended 31 December 2003. HBOS' auditors for the financial years ended 31 December 2004, 2003 and 2002 were KPMG Audit plc, both Chartered Accountants and Registered Auditors of Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EG. The auditors gave an unqualified audit report within the meaning of section 235 of the Companies Act in respect of the financial statements for each of these years and such reports did not contain a statement under sub-section 237(2) or (3) of the Companies Act. Holders of the Preference Shares should read the whole of this document and not just rely on the key or summarised information.

Statutory consolidated accounts relating to each of the financial years ended 31 December 2004, 2003 and 2002 have been delivered to the Registrar of Companies in England and Scotland.

In 2003, the Group implemented UITF Abstract 37 "Purchases and sales of own shares" and UITF Abstract 38 "Accounting for ESOP trusts" and accordingly the 2002 results have been restated from those included in the 2002 Annual Report and Accounts. Own HBOS Ordinary Shares held for the purpose of satisfying obligations arising from certain share based compensation schemes amount to £17 million at 31 December 2002. Previously, these were presented within other assets within the consolidated balance sheet. Own HBOS Ordinary Shares held by the long term assurance business policyholders' fund amount to £33 million at 31 December 2002. Previously, these were presented within long term assurance assets attributable to policyholders within the consolidated balance sheet. Both of these amounts have been reclassified and are now shown within other reserves as a deduction from Shareholders' Funds.

HBOS Consolidated Profit and Loss Account

For the year ended 31 December

	Notes		2004 (£m)		2003 (£m)		2002 (£m)
Interest receivable							
Interest receivable and similar income arising from debt securities			760		649		882
Other interest receivable and similar income			20,875		17,578		15,809
			21,635		18,227		16,691
Interest payable			(15,695)		(12,768)		(11,921)
Net interest income			5,940		5,459		4,770
Fees and commissions receivable			2,710		2,586		2,157
Fees and commissions payable			(855)		(847)		(672)
Dealing profits	1		208		172		154
General insurance premium income			595		360		320
Income from long-term assurance business	27		714		525		233
Other operating income			915		691		584
Net operating income (all from continuing operations)	1		10,227		8,946		7,546
Administrative expenses	2, 3	(3,499)		(3,363)		(3,128)	
Depreciation and amortisation							
Tangible fixed assets	23	(307)		(283)		(259)	
Operating lease assets	24	(408)		(344)		(289)	
Goodwill amortisation	22	(108)		(97)		(86)	
		(823)		(724)		(634)	
Operating expenses			(4,322)		(4,087)		(3,762)
General insurance claims			(215)		(99)		(79)
Provisions for bad and doubtful debts	17		(1,201)		(1,025)		(832)
Amounts written off fixed asset investments	18, 19		(21)		(29)		(24)
Operating profit (all from continuing operations)			4,468		3,706		2,849
Before exceptional items		4,646		3,825		3,002	
Exceptional items	3	(178)		(119)		(153)	
Share of operating profits of joint ventures			41		31		8
Share of operating profits of other associated undertakings			60		29		27
Profit on disposal of fixed assets			23				
Profit on disposal of business							25
Profit on ordinary activities before taxation			4,592		3,766		2,909
Before exceptional items		4,770		3,885		3,062	
Exceptional items	3	(178)		(119)		(153)	
Tax on profit on ordinary activities	9		(1,310)		(1,091)		(835)
Profit on ordinary activities after taxation			3,282		2,675		2,074
Before exceptional items		3,407		2,759		2,186	
Exceptional items	3	(125)		(84)		(112)	
Minority interests (equity)			(51)		(67)		(35)
(non-equity)			(174)		(156)		(123)
Profit attributable to shareholders			3,057		2,452		1,916
Dividends	10						
Ordinary		1,286		1,183		1,140	
Preference		37		37		37	
			1,323		1,220		1,177
Retained profit of the year	11		1,734		1,232		739
Underlying earnings per share	12		84.3p		68.5p		56.1p
Basic earnings per share	12		78.1p		63.6p		50.6p
Diluted earnings per share	12		77.6p		63.2p		50.2p

The Group's results are prepared on a historical cost basis, except where, as described in Accounting Policies on pages 30 to 34, special provisions of the Companies Act or industry standards apply. It is estimated that Group profit on ordinary activities before taxation and retained profit of the year calculated solely on a historical cost basis would not differ materially from those stated in the Consolidated Profit and Loss Account above. Accordingly, no note of historical cost profits has been presented.

HBOS Consolidated Balance Sheet
As at 31 December

	Notes		2004 (£m)		2003 (£m)		2002 Restated (£m)
Assets							
Cash and balances at central banks			1,558		1,381		1,373
Items in course of collection			1,024		854		1,093
Treasury bills and other eligible bills	13		4,327		8,064		5,964
Loans and advances to banks	14		17,756		15,948		11,838
Loans and advances to customers		316,401		283,528		240,879	
Less: non-returnable finance	15	(28,890)		(17,146)		(6,564)	
	15		287,511		266,382		234,315
Debt securities	18		59,307		51,490		44,324
Equity shares	19		208		216		223
Interests in joint ventures							
Share of gross assets		5,144		4,559		3,674	
Share of gross liabilities		(4,890)		(4,295)		(3,393)	
	20 (i)		254		264		281
Interests in other associated undertakings	20 (ii)		170		192		172
Intangible fixed assets	22		1,570		1,675		1,434
Tangible fixed assets	23		1,684		1,707		1,671
Operating lease assets	24		3,148		2,987		2,625
Other assets	26		8,446		7,602		7,417
Prepayments and accrued income			1,929		1,887		1,458
Long-term assurance business attributable to shareholders	27		4,426		3,950		3,544
			393,318		364,599		317,732
Long-term assurance assets attributable to policyholders	27		49,563		43,814		37,298
Total Assets			442,881		408,413		355,030
Liabilities							
Deposits by banks	28		37,291		40,757		45,637
Customer accounts	29		195,494		173,504		150,221
Debt securities in issue	30		105,910		99,858		80,771
Notes in circulation			721		814		821
Corporate taxation			335		366		232
Dividends payable	10		882		805		754
Other liabilities	31		10,831		11,760		8,912
Accruals and deferred income			5,590		4,970		4,486
Provisions for liabilities and charges							
Deferred taxation	32 (i)	726		662		648	
Other provisions	32 (ii)	326		205		232	
			1,052		867		880
Subordinated liabilities							
Dated loan capital	33	8,232		7,740		5,690	
Undated loan capital	33	6,401		5,142		3,437	
			14,633		12,882		9,127
			372,739		346,583		301,841
Capital and Reserves							
Called up share capital	34						
Ordinary shares		981		963		946	
Preference shares (non-equity)		400		400		400	
		1,381		1,363		1,346	
Share premium account	35	1,441		1,345		1,292	
Other reserves	35	466		462		446	
Profit and loss account	35	14,335		12,198		10,635	
Shareholders' funds (including non-equity interests)	36		17,623		15,368		13,719
Minority interests (equity)			295		257		436
Minority and other interests (non-equity)	37		2,617		2,354		1,703
			20,535		17,979		15,858
			393,274		364,562		317,699
Long-term assurance liabilities attributable to policyholders			49,607		43,851		37,331
Total Liabilities			442,881		408,413		355,030
Memorandum Items	38						
Contingent liabilities							
Acceptances and endorsements			75		130		157
Guarantees and assets pledged as collateral security			4,233		3,484		2,672
			4,308		3,614		2,829
Commitments							
Other commitments			79,062		68,127		56,490

HBOS Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December

	2004 (£m)	2003 (£m)	2002 (£m)
Profit attributable to shareholders	3,057	2,452	1,916
Revaluation of investment property	5	1	
Exchange translation	(9)	17	4
Total recognised gains and losses in the year	3,053	2,470	1,920

HBOS Consolidated Cash Flow Statement

For the year ended 31 December

	Notes	2004 (£m)	2003 (£m)	2002 (£m)
Net cash inflow/(outflow) from operating activities	46	10,428	7,928	(994)
Dividends received from joint ventures		50	57	48
Dividends received from other associated undertakings		22	3	2
Returns on investments and servicing of finance	47(i)	(972)	(782)	(700)
Taxation		(1,019)	(708)	(445)
Capital expenditure and financial investment	47(ii)	(10,380)	(6,302)	2,211
Acquisitions and disposals	47(iii)	(27)	(625)	(114)
Equity dividends paid		(804)	(801)	(782)
Net cash outflow before financing		(2,702)	(1,230)	(774)
Financing	47(iv)	2,453	4,350	2,531
(Decrease)/increase in cash	49	(249)	3,120	1,757

Accounting Policies

Accounting convention

The consolidated accounts have been prepared under the historical cost convention in compliance with the special provisions of Part VII of the Companies Act applicable to banking groups modified by the revaluation of items held for trading purposes and the revaluation of investment properties. The consolidated accounts comply with Schedule 9 and the accounts of HBOS comply with Schedule 4 to the Companies Act. The consolidated accounts have been prepared in accordance with applicable accounting standards and pronouncements of the Urgent Issues Task Force ('UITF') and in accordance with applicable Statements of Recommended Practice, being those issued by the British Bankers' Association and the Finance and Leasing Association.

Accounting policies are reviewed regularly to ensure they are the most appropriate to the circumstances of the Group for the purposes of giving a true and fair view.

Changes in accounting policies

In 2003, the Group implemented UITF Abstract 37 "Purchases and sales of own shares" and UITF Abstract 38 "Accounting for ESOP trusts" and accordingly the 2002 results have been restated from those included in the 2002 Annual Report and Accounts. Own shares held for the purpose of satisfying obligations arising from certain share based compensation schemes amount to £17 million at 31 December 2002. Previously, these were presented within other assets and as own shares within the consolidated and company balance sheets, respectively. Own shares held by the long term assurance business policyholders' fund amount to £33 million at 31 December 2002. Previously, these were presented within long term assurance assets attributable to policyholders within the consolidated balance sheet. Both of these amounts have been reclassified and are now shown within other reserves as a deduction from Shareholders' Funds.

There were no other changes to accounting policies in any of the years presented.

Basis of consolidation

(i) Consolidation

The consolidated accounts include the results of HBOS and its subsidiary undertakings. The accounts of all principal subsidiary undertakings are made up to 31 December. The value of the long-term assurance business attributable to shareholders and the assets and liabilities attributable to policyholders are presented separately on the consolidated balance sheet from those of other businesses in order to reflect the different nature of the shareholders' and policyholders' interests therein.

(ii) Associated undertakings (including joint ventures)

The Group's share in associated undertakings is stated in the consolidated balance sheet as the Group's share of their net tangible assets plus attributable goodwill. Joint ventures in which the Group has a long-term interest and shares control under a contractual agreement with other parties are accounted for using the gross equity method. The attributable share of results of other associated undertakings, generally based on audited accounts, is included in consolidated profit using the equity method of accounting.

(iii) Goodwill

The excess of the fair value of purchase consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings, associated undertakings (including joint ventures) and other businesses arising on acquisitions after 31 December 1997 is capitalised. This goodwill is amortised by equal instalments over its estimated useful life, not exceeding 20 years.

Goodwill arising on acquisitions prior to 1 January 1998 was written off to reserves in the year in which it arose and has not been reinstated, as permitted by Financial Reporting Standard ('FRS') 10 "Goodwill and Intangible Assets". On the disposal of subsidiary undertakings and other businesses any related goodwill charged directly to reserves prior to 1 January 1998 is reinstated and included in the calculation of the profit or loss on disposal.

Goodwill carried in the consolidated balance sheet is subject to impairment review when events or changes in circumstances indicate that the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year. Impairment charges, if any, are included within goodwill amortisation.

Long-term assurance business

The Group accounts for the income from its long-term assurance business using the embedded value basis. The income represents the change in the surplus attributable to the Group, including minority interests, and the net present value of the in-force business. The value is a prudent estimate of the net present value of future cash flows attributable to the shareholders, based on the market value of the assets at the balance sheet date, using assumptions which reflect experience and a long-term outlook for the economy and then discounting at an appropriate risk discount rate.

General insurance business

The Group both underwrites and acts as intermediary in the sale of general insurance products. For each general insurance policy underwritten, premiums (net of refunds) are credited to net operating income over the duration of the insurance policy. Premiums received relating to future accounting periods are deferred as accruals and deferred income and credited to net operating income when earned.

The cost of claims notified but not settled and claims incurred but not reported at the balance sheet date are estimated and provided for. Estimates are based upon an assessment of the likely costs taking account of all known facts. Where the outcome of outstanding cases is unclear, statistical techniques are used which take into account the cost of recent similar claim settlements. Claims equalisation provisions are calculated in accordance with relevant legislation and guidance.

Where the Group acts as intermediary, commission income net of provisions for expected future policy cancellations and claims handling is credited to fees and commissions at the commencement of each insurance policy.

Loans and advances

Loans and advances are held at cost less provisions.

Specific provisions are made for advances that are recognised to be bad or doubtful. Specific provisions are assessed on a case by case basis or, where this is not practical, as part of a portfolio of similar advances using loan loss estimation models. A general provision, to cover advances that are latently bad or doubtful, but not yet identified as such, is also maintained based on loan loss estimation models. The models reflect the historical loan loss experience relevant to the particular market segment or product and include adjustments for economic and business climate factors and management experience.

Provisions made during the year are charged to the profit and loss account, net of recoveries. If the collection of interest is considered doubtful, it is suspended and excluded from interest income in the profit and loss account. Provisions and suspended interest are written off to the extent that there is no longer any realistic prospect of recovery.

Securitisation

Loans and advances to customers include advances that are subject to non-returnable finance arrangements following securitisation of portfolios of mortgages and other advances. The principal benefits of these advances were acquired by special purpose securitisation companies which fund their purchase primarily through the issue of floating rate notes. Where the relevant conditions set out in FRS 5, "Reporting the Substance of Transactions", are met, the proceeds of these note issues are shown as a deduction from the securitised assets on the face of the balance sheet.

Finance leases, instalment credit and operating leases

Assets leased to customers which transfer substantially all the risks and rewards of ownership to the customer are classified as finance leases and, together with instalment credit agreements, are recorded within loans and advances to customers or loans and advances to banks. The net investment in finance leases and instalment credit agreements represents total minimum payments less gross earnings allocated to future periods. All other assets leased to customers are classified as operating leases. These assets are separately disclosed in the balance sheet and are recorded at cost less aggregate depreciation.

Income from finance leases and instalment credit agreements is credited to interest receivable using an actuarial method to give a constant periodic return on the net cash investment. Operating lease rentals are recognised in other operating income on a straight line basis with depreciation charged using an actuarial method to give a constant periodic return on the net cash investment.

Unguaranteed residual values in respect of both finance lease and operating lease assets are reviewed regularly and any impairments identified are charged to operating expenses.

Debt securities

(i) Debt securities and other fixed interest securities held for trading are included at market value with gains or losses included in dealing profits. The difference between the cost and market value of securities held for trading is not disclosed as its determination is not practicable.

(ii) Debt securities and other fixed interest securities held for the longer term are included at cost less amounts written off and adjusted for the amortisation of premiums or discounts arising on purchase of investments redeemable at fixed dates. Such premiums or discounts are taken to interest receivable on a straight line basis over the period to redemption. The use of a straight line basis does not result in a material difference to the amount of amortisation taken to interest receivable compared to the amortisation had a level gross yield basis been used. Gains or losses on realisation are recorded in other operating income as they arise.

(iii) Debt securities sold subject to repurchase agreements are retained within the balance sheet where the Group retains substantially all of the risks and rewards of ownership. Funds received under these arrangements are included within deposits by banks or customer accounts. Conversely, debt securities acquired under commitments to resell are not recognised in the balance sheet as debt securities where substantially all the risks and rewards do not pass to the Group. In this case, the purchase price is included within loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest payable or interest receivable as appropriate.

Equity shares

Equity shares held for investment are stated at cost less amounts written off. Income from listed equity shares is credited to other operating income on the ex-dividend date and from unlisted equity shares on an equivalent basis.

Investment properties

Investment properties are accounted for in accordance with Statement of Standard Accounting Practice ("SSAP") 19, "Accounting for Investment Properties" and are revalued annually to open market value. Changes in market value are reflected in the revaluation reserve except when an impairment is deemed to be permanent, when the loss is charged directly against the current year's profit.

No depreciation is provided in respect of investment properties. This treatment is a departure from the requirements of the Companies Act which requires all properties to be depreciated. However, the Directors consider that these properties are not held for consumption but for investment and that to depreciate them would not give a true and fair view. The amount of depreciation which might otherwise have been charged cannot be

separately identified or quantified as it is not practical to assess the estimated useful lives for investment properties.

Tangible fixed assets and depreciation

Freehold land is not depreciated. Freehold and leasehold property, other than freehold investment properties, is stated at cost and depreciated over 50 years or the length of the lease term if shorter. Improvements to leasehold properties with unexpired lease terms of 50 years or less are stated at cost and are depreciated in equal instalments over the lesser of the remaining life of the lease or eight years. Premiums are amortised over the period of the lease.

The cost of equipment, including fixtures and fittings, vehicles and computer hardware, less estimated residual value, is written off in equal instalments over the expected lives of the assets, generally between three and 15 years. Software development costs which lead to the creation of a definable software asset, subject to a de minimis limit, are capitalised and depreciated over their expected lives, generally four years.

Provision is made for the diminution in value of any tangible fixed asset where impairment is identified. The resulting net book value of the asset is written off over its remaining expected economic life. Impairment charges are included within operating expenses.

Taxation

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date (except as otherwise required by FRS 19), based on the corporation tax rate expected when the timing differences reverse.

Dated and undated loan capital

Dated and undated loan capital is included at the nominal value adjusted for premiums, discounts and expenses, all of which are amortised evenly over the period to redemption or reset. This does not result in a material difference to the amount of amortisation had a level gross yield basis been used.

Interest receivable and payable

Interest receivable and payable is recognised in the profit and loss account on an accruals basis. If the collection of interest is considered doubtful, it is suspended and excluded from interest income in the profit and loss account.

Fees and commissions

Arrangement fees and commissions receivable for the continuing servicing of loans and advances are recognised on the basis of work done. Those receivables in respect of bearing risk, including premiums received by the Group on high loan to value mortgages, are recognised on a straight line basis over the expected period of the advance or risk exposure. Other fees are recognised when receivable.

Fees and commissions payable to third parties are normally charged to the profit and loss account as incurred. For certain categories of business, fees are amortised over a period not exceeding four years.

Mortgage incentives

All costs associated with mortgage incentive schemes are charged in full in the year in which the expense is incurred.

Retirement benefits

The cost of providing retirement pensions and related benefits is charged against profits on a systematic basis over the employees' service lives in accordance with SSAP 24, "Accounting for pension costs".

Foreign currencies

Assets, liabilities and profit and loss accounts are translated at the rates of exchange ruling on the balance sheet date or at the forward exchange rate, as appropriate. Exchange differences arising on the translation of foreign equity investments are taken to reserves and are offset by corresponding differences arising on the translation of related borrowing. All other exchange differences are included in dealing profits.

Collateral and netting

The Group nets loans, deposits and derivative transactions where it enters into master agreements with counterparties to ensure that if an event of default occurs all amounts outstanding with these counterparties will be settled on a net basis. Where the master agreements are collateralised, the collateral will take the form of a transfer of title to the Group in relation to the counterparty's exposure.

Derivatives

Derivative financial instruments used for trading and non-trading purposes include interest rate swaps, cross currency swaps, futures, options, forward rate agreements and caps, floors and collars.

(i) Trading derivatives, which include customer driven and proprietary transactions and hedges thereof, are carried in the accounts at fair value with gains or losses included in dealing profits. The fair value is based on quoted market prices. Where representative market prices are not available, the fair value is determined from appropriate financial models using the actual or modelled cash flows. Fair value adjustments are made, where appropriate, to cover credit risk, liquidity risk and future administrative costs.

(ii) Non-trading derivatives, which are used primarily as a risk management tool for hedging interest rate and foreign exchange rate risk arising on on-balance sheet assets and liabilities, are accounted for on the same basis as the underlying items being hedged.

In order to qualify as a hedge, a derivative must effectively reduce any risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. Changes in the fair value of the derivative must be highly correlated with changes in the fair value of the underlying hedged item over the life of the hedge contract. Gains and losses on instruments used for hedging purposes are not recognised until the exposure that is being hedged is itself recognised. Where a hedge transaction is terminated early, any profit or loss is spread over the remainder of the original life of the hedge contract. In other circumstances, where the underlying item subject to the hedge is extinguished, the hedge transaction is measured at fair value and any profit or loss is recognised immediately.

Notes on the Financial Information

1. Net Operating Income

		2004 (£m)		2003 (£m)		2002 (£m)
Net operating income is after taking account of:						
Mortgage incentives		(1,547)		(1,326)		(1,106)
Interest payable on subordinated liabilities		(763)		(650)		(518)
Dealing profits						
Foreign exchange	72		61		59	
Interest related	104		102		95	
Securities trading	32	208	9	172		154
Amounts receivable under finance leases (including capital repayments)		992		793		726
Operating lease rental income		618		541		468
Profit on sale of investment securities		108		43		37
Dividend income from equity shares		13		8		6

Dealing profits arise from the Group's trading book. The types of instrument in which the Group trades are as set out in Note 39.

2. Administrative Expenses

	Notes	2004 (£m)	2003 (£m)	2002 (£m)
Administrative expenses (excluding exceptional items) includes:				
Staff costs	4	1,875	1,755	1,552
Property rentals		149	145	128
Hire of equipment		40	35	25

The Group operates Inland Revenue approved Savings-Related Share Option Schemes in respect of which it relies on the exemption under UITF Abstract 17. Accordingly no cost has been recognised on the grant of Savings-Related Share Options.

3. Exceptional Items

Included within administrative expenses, exceptional costs have been charged as follows:

	2004 (£m)	2003 (£m)	2002 (£m)
HBOS merger integration costs	48	119	153
Mortgage endowment compensation	130		
	178	119	153
Tax effect	(53)	(35)	(41)
	125	84	112

The HBOS merger integration costs relate to the costs of integrating and reorganising Bank of Scotland Group and Halifax Group following merger. Mortgage endowment compensation relates to the estimated costs of redress arising from the sale of mortgage endowments.

4. Staff

	2004 Number	2003 Number	2002 Number
The average number of persons employed by the Group during the year was:			
Full time	52,939	51,047	48,180
Part time	16,304	16,411	15,802
	69,243	67,458	63,982

	2004 (£m)	2003 (£m)	2002 (£m)
The aggregate remuneration payable to those employees comprises:			
Wages and salaries	1,756	1,653	1,531
Social security costs	159	152	126
Other pension costs (Note 8)	175	155	92
Other post-retirement benefits (Note 8)	3	3	2
	2,093	1,963	1,751
Less: long-term assurance business staff costs	(218)	(208)	(199)
Staff costs charged to administrative expenses	1,875	1,755	1,552

Staff costs in respect of long-term assurance business are not charged to administrative expenses but are taken into account in determining the income from long-term assurance business.

5. Directors' Remuneration

	2004 (£000)	2003 (£000)	2002 (£000)
Total emoluments	8,174	6,454	7,153
Total potential pre-tax gains on share options exercised		7	1
Total value of shares vested under long-term incentive schemes	4,257	3,619	

Retirement benefits accrued to 6 Directors under pension schemes in the year to 31 December 2004 (2003 7 Directors, 2002 8 Directors).

6. Auditors' Remuneration

The aggregate remuneration of KPMG Audit Plc and its associates for audit and other services (excluding VAT) is analysed below.

	2004			2003		
	Within UK (£m)	Outwith UK (£m)	Total (£m)	Within UK (£m)	Outwith UK (£m)	Total (£m)
Group						
Audit services						
Statutory audit	3.9	0.9	4.8	3.7	0.6	4.3
Audit-related regulatory reporting	2.3	0.2	2.5	1.0	0.1	1.1
Total audit services	6.2	1.1	7.3	4.7	0.7	5.4
Further assurance services	1.9	0.1	2.0	2.0	0.1	2.1
Tax services						
Compliance services	0.1	0.2	0.3	0.1		0.1
Advisory services	0.8	0.3	1.1	0.5	0.3	0.8
Total tax services	0.9	0.5	1.4	0.6	0.3	0.9
Other services	0.8	0.1	0.9	0.7	0.4	1.1
Total non-audit services	3.6	0.7	4.3	3.3	0.8	4.1
Total	9.8	1.8	11.6	8.0	1.5	9.5

6. Auditors' Remuneration (continued)

In respect of the year ended 31 December 2002, the aggregate remuneration of KPMG Audit Plc and its associates for audit and other services (excluding VAT) was presented on a different basis as shown below.

	2002		
	Within UK (£m)	*Outwith UK (£m)*	*Total (£m)*
Group			
Statutory audits	3.1	0.6	3.7
As auditors or reporting accountants	3.3	0.3	3.6
	6.4	0.9	7.3
Accounting advisory and consultancy	2.8	0.1	2.9
Tax advisory	0.8	0.2	1.0
Merger and acquisitions	0.5		0.5
	10.5	1.2	11.7

Non-audit fees include £0.4 million which has been capitalised by the Group in the year ended 31 December 2004 (2003 £0.5 million, 2002 £0.7 million).

Each year the Audit Committee reviews the policy covering the engagement of the external auditors to undertake non-audit work on behalf of the Group.

7. Operating Leases

	Group					
	2004 Property (£m)	*2004 Other (£m)*	*2003 Property (£m)*	*2003 Other (£m)*	*2002 Property (£m)*	*2002 Other (£m)*
There are commitments to make payments in the following year in respect of non-cancellable operating leases which expire:						
within 1 year	6	2	2	2	3	2
between 1 and 5 years	31	14	19	23	19	35
after 5 years	108		106	4	106	2
	145	16	127	29	128	39

8. Pension Costs

The Group operates several pension schemes. The principal defined benefit schemes are the Halifax Retirement Fund and the Bank of Scotland 1976 Pension Scheme (together, 'the Schemes'), which are funded schemes. These Schemes cover 90 per cent. of the Group's pensionable employees in schemes providing defined benefits, based on final pensionable salary. The assets of the Schemes are held in Trust Funds which are independent of the Group's own assets.

In determining the level of contributions required to be made to the Schemes and the relevant charges to the Group's profit and loss account, the Group has been independently advised by Watson Wyatt LLP, Actuaries and Consultants. The most recently published formal valuations of the Halifax Retirement Fund and the Bank of Scotland 1976 Pension Scheme were carried out as at 31 March 2003 and 31 December 2001, respectively. The financial assumptions are derived based upon the economic conditions prevailing at the date of valuation. The different assumptions between the two Schemes are as a consequence of their differing valuation dates. The main financial assumptions adopted for these calculations were as follows:

	Halifax Retirement Fund Rates per annum %	*Bank of Scotland 1976 Pension Scheme Rates per annum* %
Future price inflation	2.50	2.50
Return on new investments	6.75	6.60
Return on existing investments	7.10	6.00
Increases in earnings[(1)]	3.50[(3)]	3.50
Increases in pensions[(2)]	3.25[(4)]	2.50

Notes:

(1) In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.

(2) The pension increase is on the excess over the Guaranteed Minimum Pension.

(3) This assumption applies for the first five years and thereafter 4 per cent. p.a. is assumed.

(4) The pension increase assumption reflects the guaranteed minimum increase of 3 per cent. p.a. applying in the Halifax Retirement Fund.

The pension costs for accounting purposes for 2004 and 2003 have been calculated using the same assumptions as those adopted for the formal valuations with the exception that note (3) above does not apply.

For 2004 and 2003, the following disclosures are based on these assumptions using the projected unit method of valuation. The 2002 disclosures in respect of the Halifax Retirement Fund are based on the assumptions used in the valuation carried out as at 31 March 2000.

	Halifax Retirement Fund	*Bank of Scotland 1976 Pension Scheme*
Effective date of valuation	31 March 2003	31 December 2001
Market value of assets	£1,339m	£1,409m
Asset cover level	85%	98%
Regular pension charge (as a percentage of pensionable salaries)	12.9%*	15.9%

* This charge reduced from 15.0 per cent. in April 2004 following a change to the scheme rules to remove a 3 per cent. pa minimum pension increase.

The asset cover levels disclosed in the above table represent the ratios of the respective Schemes' assets to the value of the benefits that had accrued to members and pensioners at the valuation dates after allowing for expected future increases in earnings and pensions.

The regular pension charges have been adjusted by spreading surplus assets or shortfalls in each of the Schemes over the average future working lifetimes of the memberships (15 years for the Halifax Retirement Fund and 16 years for the Bank of Scotland 1976 Pension Scheme) by fixed capital installments plus interest on the reducing balances. These elements, together with interest on the opening balance sheet positions result in a charge of £85 million (2003 £74 million, 2002 £12 million) in respect of the Halifax Retirement Fund and £58 million (2003 £56 million, 2002 £54 million) in respect of the Bank of Scotland 1976 Pension Scheme. Included within the Bank of Scotland 1976 Pension Scheme charge is an exceptional charge of £2 million (2003 £1 million, 2002 £1 million). The increase in the current pension cost for the Halifax Retirement Fund in 2003 reflects the formal triennial valuation as at 31 March 2003.

8. Pension Costs (continued)

Contributions to the Schemes of £146 million were paid during 2004 (2003 £138 million, 2002 £72 million). As contributions differed from the amount charged in the Profit and Loss Account a pension prepayment of £38 million (2003 £36 million, 2002 £35 million) in respect of the Halifax Retirement Fund and a provision of £74 million (2003 £75 million, 2002 £82 million) for future contributions in respect of the Bank of Scotland 1976 Pension Scheme are included in the Balance Sheet. This leads to an aggregate provision of £36 million (2003 £39 million, 2002 £47 million). The Group currently contributes to the Halifax Retirement Fund at a rate of 13.6 per cent. of pensionable salaries, plus 0.3 per cent. of life assurance only members' pensionable salaries plus additional lump sum payments of £2.5 million per month and to the Bank of Scotland 1976 Pension Scheme at a rate of 16.6 per cent. of pensionable salaries.

The pension costs charged in the Profit and Loss Account include £34 million (2003 £26 million, 2002 £27 million) relating to schemes other than the Schemes. These costs are net of an amount of £6 million (2003 £6 million, 2002 £7 million) in respect of The Equitable Pension and Life Assurance Scheme ('The Equitable Pension Scheme') which The Equitable is obliged to reimburse to the Group.

Other Post-Retirement Benefits

The Group also provides post-retirement health care benefits and concessionary rate mortgages for certain pensioners and dependent spouses. An independent actuarial review as at 31 December 2004 estimated the present value of the accumulated other post-retirement benefit obligations at £41 million for the Group (2003 £40 million, 2002 £38 million). The main additional financial assumption used was that over the long-term the rate of increase in health care costs would be 6.75 per cent. per annum, being 4.25 per cent. per annum higher than the rate of inflation. The charge for the year ended 31 December 2004 for other post-retirement benefits was £3 million (2003 £3 million, 2002 £2 million). Included in provisions for liabilities and charges is £38 million (2003 £37 million, 2002 £35 million) which represents the accrued amount for other post-retirement benefits.

FRS 17

Under the transitional arrangements of FRS 17 the Group continues to account for retirement benefits in accordance with SSAP 24 as detailed above. The following additional disclosures under FRS 17 are required by way of narrative only.

The actuarial valuations used in assessing the FRS 17 disclosures for 2004 and 2003 are:

- the Halifax Retirement Fund valuation as at 31 March 2003
- the Bank of Scotland 1976 Pension Scheme valuation as at 31 December 2001

The 2002 disclosure in respect of the Halifax Retirement Fund are based on the actuarial valuation as at 31 March 2000.

These are the principal schemes for the Group but additional FRS 17 disclosure has been provided for all other defined benefit schemes within the Group. These are detailed below under the heading "Other Schemes".

For the Schemes and Other Schemes, each actuarial valuation is updated by qualified actuaries, principally Watson Wyatt LLP, to take account of the requirements of FRS 17 and to assess the assets and liabilities of the schemes as at 31 December. Scheme assets are stated at their market value.

The liabilities of the Schemes and Other Schemes under FRS 17 were calculated using the Projected Unit method using the following financial assumptions:

	Rates per annum 31 December 2004 %	*Rates per annum 31 December 2003* %	*Rates per annum 31 December 2002* %
Future price inflation	2.80	2.80	2.40
Discount rate	5.45	5.60	5.80
Increases in earnings (1)	3.80	3.80	3.40
Increases in pensions (2)	2.80	2.80	2.40

Notes:

(1) In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.

(2) The pension increase is on the excess over the Guaranteed Minimum Pension. Pensions which are guaranteed to increase at a rate of 3.0 per cent. p.a. have been assumed to increase at 3.25 per cent. for the 2003 and 2004 calculations (3.0 per cent. for 2002).

8. Pension Costs (continued)

The above rates apply to all Other Schemes with the exception of the schemes within Bank of Scotland (Ireland) Ltd, which are not significant.

The Schemes are closed to new entrants. Under the Projected Unit method, the current service cost will increase as members of the Schemes approach retirement.

The assets of the Schemes and the expected rates of return were:

	Long-term Expected rate of return per annum at 31 December 2004 %	*Value at 31 December 2004 (£m)*	*Long-term Expected rate of return per annum at 31 December 2003 %*	*Value at 31 December 2003 (£m)*	*Long-term Expected rate of return per annum at 31 December 2002 %*	*Value at 31 December 2002 (£m)*
Equities	8.20	2,872	8.50	2,469	8.50	2,157
Bonds	5.00	382	5.20	303	5.00	269
Property	6.60	146	6.80	89	6.80	82
Cash	3.80	29	3.80	231	3.80	84
Total market value of assets		3,429		3,092		2,592
Present value of liabilities of the Schemes		4,872		4,325		3,546
Deficit in the Schemes		(1,443)		(1,233)		(954)
Deferred tax asset		433		370		286
Net pension liability		(1,010)		(863)		(668)

The assets of the Other Schemes and the expected rates of return were:

	Long-term Expected rate of return per annum at 31 December 2004 %	*Value at 31 December 2004 (£m)*	*Long-term Expected rate of return per annum at 31 December 2003 %*	*Value at 31 December 2003 (£m)*	*Long-term Expected rate of return per annum at 31 December 2002 %*	*Value at 31 December 2002 (£m)*
Equities	8.20	506	8.50	436	8.50	314
With-profits Investments	5.45	111	5.60	106	5.80	79
Bonds	5.00	134	5.20	112	5.00	124
Property	6.60	10	6.80	18	6.80	19
Cash	3.80	11	3.80	12	3.80	33
Total market value of assets		772		684		569
Present value of liabilities of the Other Schemes		1,024		947		751
Deficit in the Other Schemes		(252)		(263)		(182)
Deferred tax asset		76		79		55
Net pension liability		(176)		(184)		(127)

The above rates apply to all Other Schemes with the exception of the schemes within Bank of Scotland (Ireland) Ltd, which are not significant.

The movement in the deficit in the Schemes and Other Schemes ("Group Schemes") during the year can be analysed as follows:

	Year ended 31 December 2004			*Year ended 31 December 2003*			*Year ended 31 December 2002*		
	The Schemes (£m)	*Other Schemes (£m)*	*Total (£m)*	*The Schemes (£m)*	*Other Schemes (£m)*	*Total (£m)*	*The Schemes (£m)*	*Other Schemes (£m)*	*Total (£m)*
(Deficit)/Surplus in the Group Schemes at beginning of year	(1,233)	(263)	(1,496)	(954)	(182)	(1,136)	2	(27)	(25)
Contributions paid	146	48	194	138	49	187	72	42	114
Current service cost	(171)	(22)	(193)	(142)	(22)	(164)	(128)	(22)	(150)
Past service cost	(8)	(9)	(17)	(3)	(15)	(18)	(16)	(6)	(22)
Other finance income	4	(2)	2	6	(4)	2	46	4	50
Actuarial loss	(181)	(4)	(185)	(278)	(89)	(367)	(930)	(173)	(1,103)
Deficit in the Group Schemes at end of year	(1,443)	(252)	(1,695)	(1,233)	(263)	(1,496)	(954)	(182)	(1,136)

8. Pension Costs (continued)

Components of defined benefit cost for the year

	Year ended 31 December 2004			Year ended 31 December 2003			Year ended 31 December 2002		
	The Schemes (£m)	*Other Schemes (£m)*	*Total (£m)*	*The Schemes (£m)*	*Other Schemes (£m)*	*Total (£m)*	*The Schemes (£m)*	*Other Schemes (£m)*	*Total (£m)*
Analysis of amount that would be charged to operating profit									
Current service cost	171	22	193	142	22	164	128	22	150
Past service cost	8	9	17	3	15	18	16	6	22
Total that would be charged to operating profit	179	31	210	145	37	182	144	28	172
Analysis of amount that would be credited to other finance income									
Interest on pension scheme liabilities	239	52	291	202	44	246	188	36	224
Expected return on assets in pension scheme	(243)	(50)	(293)	(208)	(40)	(248)	(234)	(40)	(274)
Net amount that would be credited to other finance income	(4)	2	(2)	(6)	4	(2)	(46)	(4)	(50)
Total potential profit and loss charge before deduction for tax	175	33	208	139	41	180	98	24	122
Analysis of amounts that would be recognised in Statement of Total Recognised Gains and Losses (STRGL)									
(Gain)/loss on scheme assets	(34)	(26)	(60)	(236)	(48)	(284)	829	163	992
Experience (gain)/loss on scheme liabilities	55	(12)	43	(18)	24	6	7	(8)	(1)
Loss on change of assumptions (financial and demographic)	160	42	202	532	113	645	94	18	112
Total potential loss recognised in STRGL before tax	181	4	185	278	89	367	930	173	1,103

History of experience gains and losses

	(Gain)/loss on scheme assets		*Experience (gain)/loss on scheme liabilities*		*Total potential loss recognised in STRGL before tax*	
	Amount (£m)	*% of scheme assets at end of year*	*Amount (£m)*	*% of scheme liabilities at end of year*	*Amount (£m)*	*% of scheme liabilities at end of year*
Year ended 31 December 2004						
The Schemes	(34)	1	55	1	181	4
Other Schemes	(26)	3	(12)	1	4	
Total	(60)	1	43	1	185	3
Year ended 31 December 2003						
The Schemes	(236)	8	(18)		278	6
Other Schemes	(48)	7	24	3	89	9
Total	(284)	8	6		367	7
Year ended 31 December 2002						
The Schemes	829	32	7		930	26
Other Schemes	163	29	(8)	1	173	23
Total	992	31	(1)		1,103	26

Included within Other Schemes is The Equitable Pension Scheme. At 31 December 2004, under FRS 17, a deficit of £37 million (2003 £55 million, 2002 £51 million) and a profit and loss charge of £13 million (2003 £22 million, 2002 £14 million) would arise. The Equitable is, however, obliged to reimburse the Group for certain excess costs of funding this scheme. The contributions to Other Schemes referred to above are those paid by the Group and do not take account of amounts to be reimbursed by The Equitable.

8. Pension Costs (continued)

Other Post-Retirement Benefits

An independent actuarial review as at 31 December 2004 estimated the present value of the accumulated other post-retirement benefit obligations under FRS 17 at £46 million (2003 £44 million, 2002 £40 million) for the Group. There are no assets backing these obligations, and hence the notional balance sheet provision under FRS 17 is also £46 million (2003 £44 million, 2002 £40 million). The notional charge in relation to these benefits amounted to £3 million (2003 £3 million, 2002 £3 million). The main additional financial assumption used was that the long-term rate of increase in health care costs would be 5.45 per cent. per annum, which is in line with the discount rate.

9. Taxation

	2004 (£m)	*2003 (£m)*	*2002 (£m)*
UK Corporation Tax at 30 per cent. (2003 and 2002 30 per cent.)	855	737	519
Relief for overseas taxation	(29)	(21)	(17)
	826	716	502
Tax relating to change in value of long-term assurance business (Note 27)	178	103	51
	1,004	819	553
Overseas taxation	168	120	107
Share of joint ventures' taxation	15	24	12
Share of other associated undertakings' taxation	9	6	5
Total current corporation tax	1,196	969	677
Deferred taxation (Note 32(i))	114	122	158
Tax on profit on ordinary activities	1,310	1,091	835

The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30 per cent.). The differences are explained below:

	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Profit on ordinary activities before taxation	4,592	3,766	2,909
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30 per cent. (2003 and 2002 – 30 per cent.)	1,378	1,130	873
Effects of:			
Expenses not deductible for tax purposes	64	72	50
Capital allowances in excess of depreciation	(113)	(151)	(154)
Net effect of differing tax rates overseas	(20)	(47)	(28)
Book gains covered by capital losses/indexation	(4)	(1)	(5)
Deductible interest on innovative tier 1 capital	(48)	(43)	(33)
Differing tax rates for life assurance business	(22)	(40)	(3)
Expenditure qualifying for capital alowances			6
Amounts written off fixed asset investments	14	(1)	10
Tax deductible contributions to Qualifying Employee Share Trust			(4)
Other timing differences	(1)	62	(18)
Adjustments in respect of previous periods	(59)	(14)	(15)
Others	7	2	(2)
Current corporation tax charge for year	1,196	969	677

10. Dividends

	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Ordinary dividend			
Interim dividend of 10.8p per ordinary share (2003 10.3p, 2002 9.8p)	422	395	370
Proposed final dividend of 22.15p per ordinary share (2003 20.6p, 2002 19.6p)	870	793	742
Adjustments	(6)	(5)	28
	1,286	1,183	1,140
Preference dividends paid	25	25	25
payable	12	12	12
	37	37	37
	1,323	1,220	1,177

10. Dividends (continued)

The adjustment in 2004 of £6 million (2003 £5 million, 2002 £4 million) results from the waiver of dividends by the No.1 Employee Share Ownership Trust and the HBOS Qualifying Employee Share Ownership Trust which took place subsequent to the dividends being accrued but before the ex-dividend date. An additional adjustment in 2002 of £32 million arose from the 2001 final dividend payable in respect of 172.5 million HBOS Ordinary Shares issued by means of a share placing subsequent to the dividends being accrued.

11. Retained Profit

	2004 (£m)	*2003 (£m)*	*2002 (£m)*
The profit of the Group has been retained by:			
HBOS	277	124	3,494
Subsidiary undertakings	1,452	1,138	(2,723)
	1,729	1,262	771
Joint ventures and other associated undertakings	5	(30)	(32)
	1,734	1,232	739

By virtue of the exemption contained within Section 230 of the Companies Act, the Profit and Loss Account of HBOS is not presented. Of the profit attributable to shareholders, £1,598 million (2003 £1,344 million, 2002 £4,671 million) has been dealt with in the accounts of HBOS.

12. Earnings per HBOS Ordinary Share

Basic and diluted earnings per HBOS Ordinary Share are based upon Group profit attributable to holders of HBOS Ordinary Shares of £3,020 million (2003 £2,415 million, 2002 £1,879 million). The underlying earnings per HBOS Ordinary Share are based upon Group profit attributable to the holders of HBOS Ordinary Shares (before exceptional items and goodwill amortisation but after tax) of £3,260 million (2003 £2,602 million, 2002 £2,083 million). For the basic and underlying earnings per HBOS Ordinary Share the weighted average number of 25p HBOS Ordinary Shares of 3,867 million (2003 3,800 million, 2002 3,716 million) is used and for the diluted earnings per HBOS Ordinary Share the weighted average number of actual and potential 25p HBOS Ordinary Shares of 3,890 million (2003 3,823 million, 2002 3,743 million) is used. Group profit attributable to the holders of HBOS Ordinary Shares equals profit attributable to shareholders of £3,057 million (2003 £2,452 million, 2002 £1,916 million) less preference dividends of £37 million (2003 £37 million, 2002 £37 million). The weighted average number of actual and potential HBOS Ordinary Shares in issue is detailed below:

	2004 Number (million)	*2003 Number (million)*	*2002 Number (million)*
Actual weighted average number of shares in issue	3,867	3,800	3,716
Adjustment for weighted average number of shares on which options have been granted but not yet exercised	23	23	27
Potential weighted average number of shares in issue	3,890	3,823	3,743

The calculation of the underlying earnings per HBOS Ordinary Share, noted below, has been included to enable shareholders to assess the underlying trading performance.

	2004 (p)	*2003 (p)*	*2002 (p)*
Basic earnings per share	78.1	63.6	50.6
Exceptional items	3.2	2.2	3.0
Goodwill amortisation	3.0	2.7	2.5
Underlying earnings per share	84.3	68.5	56.1

13. Treasury Bills and Other Eligible Bills

	Group					
		2004		2003		2002
	Book Value (£m)	Market Value (£m)	Book Value (£m)	Market Value (£m)	Book Value (£m)	Market Value (£m)
Investment securities						
Treasury bills and similar securities	2,850	2,849	6,226	6,224	3,704	3,707
Other eligible bills	855	855	387	390	302	303
	3,705	3,704	6,613	6,614	4,006	4,010
Other securities						
Treasury bills and similar securities	499	499	1,315	1,315	1,118	1,118
Other eligible bills	123	123	136	136	840	840
	622	622	1,451	1,451	1,958	1,958
	4,327	4,326	8,064	8,065	5,964	5,968

The movement on treasury bills and other eligible bills held for investment purposes was as follows:

	2004 (£m)	2003 (£m)
At 1 January	6,613	4,006
Exchange translation	8	125
Additions	11,115	10,422
Disposals	(14,110)	(8,074)
Amortisation	79	134
At 31 December	3,705	6,613
Aggregate unamortised discounts net of premiums at 31 December	18	14

14. Loans and Advances to Banks

	Group		
	2004 (£m)	2003 (£m)	2002 (£m)
Repayable on demand or at short notice	5,845	6,271	3,159
Other loans and advances repayable			
in 3 months or less excluding on demand or at short notice	10,334	5,592	6,551
1 year or less but over 3 months	1,511	3,829	1,776
5 years or less but over 1 year	59	68	282
over 5 years	7	188	70
Loans and advances to banks	17,756	15,948	11,838

15. Loans and Advances to Customers

	Group		
	2004 (£m)	2003 (£m)	2002 (£m)
Repayable on demand or at short notice	24,220	21,494	18,469
Other loans and advances repayable			
in 3 months or less excluding on demand or at short notice	37,118	33,352	24,008
1 year or less but over 3 months	15,366	14,298	11,514
5 years or less but over 1 year	51,299	37,929	34,613
over 5 years	162,140	161,709	147,876
	290,143	268,782	236,480
Provisions for bad and doubtful debts (Note 17)	(2,494)	(2,252)	(2,024)
Interest in suspense	(138)	(148)	(141)
Loans and advances to customers	287,511	266,382	234,315

At 31 December 2004, there were loans and advances to customers of £7,738 million (2003 £6,652 million, 2002 £4,588 million) outstanding from joint ventures and other associated undertakings.

15. Loans and Advances to Customers (continued)

Loans and advances to customers include finance lease receivables of £4,758 million (2003 £4,911 million, 2002 £4,287 million). Assets acquired in the year for letting under finance leases amounted to £873 million (2003 £1,660 million, 2002 £1,047 million).

The Group's lending exposure after the deduction of non-returnable finance and before the deduction of provisions for bad and doubtful debts and interest in suspense is analysed below.

	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Agriculture, forestry and fishing	1,327	1,195	1,096
Energy	1,347	1,613	1,591
Manufacturing industry	6,206	6,058	5,836
Construction and property	31,583	28,198	20,591
Hotels, restaurants and wholesale and retail trade	10,299	8,962	8,410
Transport, storage and communication	4,817	4,263	5,107
Financial	12,854	8,257	6,867
Other services	17,958	15,698	12,788
Individuals			
Home mortgages	170,098	163,992	147,470
Other personal lending	22,446	19,235	16,560
Overseas residents	11,208	11,311	10,164
	290,143	268,782	236,480

Loans and advances to customers which have been securitised and which meet the criteria set out in FRS 5 "Reporting the Substance of Transactions", for a linked presentation format are shown below.

		At 31 December 2004		*At 31 December 2003*		*At 31 December 2002*	
	Assets Securitised	*Gross assets Securitised (£m)*	*Non-Returnable Finance (£m)*	*Gross assets Securitised (£m)*	*Non-Returnable Finance (£m)*	*Gross assets Securitised (£m)*	*Non-Returnable Finance (£m)*
SWAN Trust Mortgages	Mortgages	79	79	120	120	150	150
Mound Financing (No. 1) PLC	Mortgages	617	616	617	616	750	748
Mound Financing (No. 2) PLC	Mortgages	525	524	525	524	750	748
Melrose Financing No. 1 plc	Corporate Loans	900	693	1,500	1,445	1,500	1,444
Permanent Financing (No. 1) PLC	Mortgages	2,934	2,930	2,934	2,930	3,479	3,474
Permanent Financing (No. 2) PLC	Mortgages	4,086	4,082	4,762	4,758		
Mound Financing (No. 3) PLC	Mortgages	2,261	2,258	2,261	2,258		
Permanent Financing (No. 3) PLC	Mortgages	3,796	3,791	4,500	4,495		
Permanent Financing (No. 4) PLC	Mortgages	6,122	6,116				
Permanent Financing (No. 5) PLC	Mortgages	3,956	3,952				
Permanent Financing (No. 6) PLC	Mortgages	3,853	3,849				
		29,129	28,890	17,219	17,146	6,629	6,564

These special purpose vehicles, all of which are ultimately beneficially owned by charitable trusts, have been funded primarily through the issue of floating rate notes. Neither HBOS nor its subsidiary undertakings are required to support any losses that may be suffered by the noteholders in accordance with the terms of the notes nor is it intended to do so. The noteholders have agreed in writing that repayment of the non-recourse funding facilities will be made solely from the cashflows generated by the underlying loan portfolios. When all liabilities to the noteholders have been discharged any proceeds from assets in addition to the non-returnable amounts already received in the securitisation companies accrue to HBOS or its subsidiary undertakings.

Neither HBOS nor its subsidiary undertakings have the right or obligation to repurchase any securitised advance unless it has been in breach of warranty.

HBOS Group undertakings and third parties have entered into a number of interest rate swaps with the securitisation undertakings, the intention of which is to swap all or part of the interest flows from customers into variable rate interest flows to match the variable rate interest payable to the noteholders.

In March 2004 £6,122 million of mortgage loans were securitised through Permanent Financing (No. 4) PLC. In July 2004 £3,956 million of mortgage loans were securitised through Permanent Financing (No. 5) PLC. In November 2004, £3,853 million of mortgage loans were securitised through Permanent Financing (No. 6) PLC.

In March 2003 £4,762 million of mortgage loans were securitised through Permanent Financing (No.2) PLC. In June 2003 £2,261 million of mortgage loans were securitised through Mound Financing (No.3) PLC. In November 2003, £4,500 million of Mortgage loans were securitised through Permanent Financing (No.3) PLC.

15. Loans and Advances to Customers (continued)

In aggregate the securitisation undertakings had net interest income of £39.7 million (2003 £27.4 million, 2002 £8.8 million), operating expenses of £28.6 million (2003 £17.6 million, 2002 £6.3 million), provisions for bad and doubtful debts of £11.1 million (2003 £9.8 million, 2002 £2.5 million), resulting in a profit for the year of £nil (2003 £nil, 2002 £nil).

Loans and advances include advances of £14,885 million (2003 £6,415 million, 2002 £nil) which have been sold by a subsidiary of HBOS to bankruptcy remote special purpose vehicles, funded by the issue of Covered Bonds on terms whereby the rewards and some of the risks of the portfolio have been retained by the subsidiary. Accordingly, these advances have been retained on the Group's balance sheet with the Covered Bonds being included within debt securities in issue (Note 30). Loans and advances also include certain portfolios of advances of £1,824 million (2003 £290 million, 2002 £300 million) which have been securitised and which did not qualify for linked presentation (Note 30).

16. Non-performing Assets

Non-performing loans and advances amount to £5,866 million (2003 £4,951 million, 2002 £4,206 million) including £1,225 million (2003 £1,107 million, 2002 £1,192 million) of advances on which interest is being held in suspense. Net of provisions and interest in suspense, non-performing loans and advances amount to £3,234 million (2003 £2,551 million, 2002 £2,041 million).

17. Provisions for Bad and Doubtful Debts

	Group		
	Specific (£m)	*General (£m)*	*Total (£m)*
At 1 January 2003	1,321	703	2,024
New provisions less releases	989	81	1,070
Amounts written off	(827)		(827)
Acquisitions and transfers	(27)	(3)	(30)
Exchange movements	4	11	15
Cumulative provisions as at 31 December 2003	1,460	792	2,252
New provisions less releases	989	81	1,070
Recoveries of amounts previously written off	(45)		(45)
Net charge to profit and loss account – 2003	944	81	1,025
At 1 January 2004	1,460	792	2,252
New provisions less releases	1,200	43	1,243
Amounts written off	(1,044)		(1,044)
Acquisitions and transfers	50		50
Exchange movements	(5)	(2)	(7)
Cumulative provisions as at 31 December 2004	1,661	833	2,494
New provisions less releases	1,200	43	1,243
Recoveries of amounts previously written off	(42)		(42)
Net charge to profit and loss account – 2004	1,158	43	1,201

18. Debt Securities

	2004				2003				2002			
	Issued by Public Bodies (£m)	*Issued by Others (£m)*	*Total (£m)*	*Market Value (£m)*	*Issued by Public Bodies (£m)*	*Issued by Others (£m)*	*Total (£m)*	*Market Value (£m)*	*Issued by Public Bodies (£m)*	*Issued by Others (£m)*	*Total (£m)*	*Market Value (£m)*
Group												
Investment securities												
Listed												
British Government Securities	351		351	351	562		562	561	521		521	524
Others	2,884	20,050	22,934	23,079	1,430	16,756	18,186	18,200	1,318	14,086	15,404	15,402
Unlisted												
Certificates of deposit issued by banks and building societies		5,470	5,470	5,470		3,040	3,040	3,040		1,962	1,962	1,963
Others		9,332	9,332	9,392	265	7,686	7,951	7,950	266	7,015	7,281	7,207
Total investment securities	3,235	34,852	38,087	38,292	2,257	27,482	29,739	29,751	2,105	23,063	25,168	25,096
Other securities												
Listed	392	6,876	7,268	7,268	540	2,749	3,289	3,289	486	1,826	2,312	2,312
Unlisted		13,952	13,952	13,952		18,462	18,462	18,462		16,844	16,844	16,844
	3,627	55,680	59,307	59,512	2,797	48,693	51,490	51,502	2,591	41,733	44,324	44,252
of which:												
maturing within 1 year			21,992				23,913				21,426	
maturing in 1 year and over			37,315				27,577				22,898	
			59,307				51,490				44,324	

The movement on debt securities held as investment securities is as follows:

	Group 2004			*Group 2003*		
	Amortised Cost (£m)	*Aggregate amount written off (£m)*	*Book Value (£m)*	*Amortised Cost (£m)*	*Aggregate amount written off (£m)*	*Book Value (£m)*
At 1 January	29,779	(40)	29,739	25,194	(26)	25,168
Exchange translation	(1,441)		(1,441)	(761)		(761)
Additions	28,377		28,377	23,223		23,223
Amortisation	7		7	2		2
Disposals	(18,588)		(18,588)	(17,879)		(17,879)
Amount written off		(7)	(7)		(14)	(14)
At 31 December	38,134	(47)	38,087	29,779	(40)	29,739
Aggregate unamortised discount at 31 December	(79)		(79)	(33)		(33)

Debt securities include securities with a market value of £1,702 million (2003 £6,467 million, 2002 £662 million) sold subject to agreement to repurchase.

Debt securities include securities pledged as collateral amounting to £10,666 million (2003 £11,030 million, 2002 £12,416 million).

Debt securities include asset backed securities of £14,507 million (2003 £12,824 million, 2002 £9,320 million) which are held in bankruptcy remote special purpose vehicles, funded by the issue of commercial paper on terms whereby some of the rewards and risks of the portfolio have been retained by the Group. The transaction does not qualify for linked presentation under FRS 5 and the asset backed securities have therefore been retained on the Group balance sheet with commercial paper being included within debt securities in issue Note 30.

19. Equity Shares

Investment Securities	Listed Cost (£m)	Listed Aggregate amount written off (£m)	Listed Book Value (£m)	Unlisted Cost (£m)	Unlisted Aggregate amount written off (£m)	Unlisted Book Value (£m)	Group Total Book Value (£m)
At 1 January 2003	59	(2)	57	196	(30)	166	223
Exchange translation	1		1	(1)		(1)	
Additions	1		1	49		49	50
Disposals	(11)		(11)	(31)		(31)	(42)
Amounts written off		(5)	(5)		(10)	(10)	(15)
At 31 December 2003	50	(7)	43	213	(40)	173	216
Exchange translation				(2)		(2)	(2)
Additions	5		5	38		38	43
Disposals	(4)		(4)	(33)	2	(31)	(35)
Amounts written off		(5)	(5)		(9)	(9)	(14)
At 31 December 2004	51	(12)	39	216	(47)	169	208

The total fair value of investments as at 31 December 2004 for the Group was £326 million (2003 £393 million, 2002 £274 million) including £53 million (2003 £105 million, 2002 £96 million) in respect of the market value of listed equity shares.

20. Interests in Associated Undertakings

(i) Interests in Joint Ventures

	Group Acquired Book Value (£m)	Equity Adjustments (£m)	Share of Net Tangible Assets (£m)	Goodwill (£m)	Book Value (£m)
At 1 January 2003	271	(94)	177	104	281
Acquisitions and subscriptions of capital	79		79		79
Disposals	(47)	1	(46)		(46)
Share of retained losses		(44)	(44)		(44)
Goodwill amortisation				(6)	(6)
At 31 December 2003	303	(137)	166	98	264
Acquisitions and subscriptions of capital	29		29		29
Disposals	(11)	(4)	(15)		(15)
Share of retained losses		(17)	(17)		(17)
Goodwill amortisation				(7)	(7)
At 31 December 2004	321	(158)	163	91	254

All the interests in joint ventures are unlisted.

(ii) Interests in Other Associated Undertakings

	Group Acquired Book Value (£m)	Equity Adjustments (£m)	Share of Net Tangible Assets (£m)	Goodwill (£m)	Book Value (£m)
At 1 January 2003	145	27	172		172
Acquisitions and subscriptions of capital	18		18		18
Disposals	(19)	1	(18)		(18)
Share of retained profits		20	20		20
At 31 December 2003	144	48	192		192
Acquisitions and subscriptions of capital	5		5		5
Transfer to subsidiary undertaking	(10)	(32)	(42)		(42)
Disposals	(10)	(4)	(14)		(14)
Share of retained profits		29	29		29
At 31 December 2004	129	41	170		170

All the interests in other associated undertakings are unlisted.

The main joint ventures and other associated undertakings are listed in Note 52.

21. Interests in Group Undertakings

(i) *Shares in Group Undertakings*

	Banks (£m)	*Others (£m)*	*Total (£m)*
At cost at 1 January 2003	4,554	5,486	10,040
Subscriptions of capital	1,200	640	1,840
At cost at 31 December 2003	5,754	6,126	11,880
Exchange translation		(19)	(19)
Subscriptions of capital	46	25	71
Redemptions of capital		(450)	(450)
At cost at 31 December 2004	5,800	5,682	11,482

(ii) *Loans to Group Undertakings*

	Banks (£m)	*Others (£m)*	*Total (£m)*
Advanced during 2003	2,003	500	2,503
At cost at 31 December 2003	2,003	500	2,503
Advanced in the year	1,631	27	1,658
At cost at 31 December 2004	3,634	527	4,161
Total Interests in Group Undertakings			
At 31 December 2004	9,434	6,209	15,643
At 31 December 2003	7,757	6,626	14,383
At 31 December 2002	4,554	5,486	10,040

The main subsidiary undertakings of HBOS are listed in Note 53.

22. Intangible Fixed Assets

	Goodwill (£m)
Cost	
At 1 January 2003	1,647
Exchange translation	10
Additions	328
At 31 December 2003	1,985
Exchange translation	(7)
Additions	10
At 31 December 2004	1,988
Amortisation and provisions for impairment	
At 1 January 2003	213
Amortisation charged in year	97
At 31 December 2003	310
Amortisation charged in year	108
At 31 December 2004	418
Net Book Value	
At 31 December 2004	1,570
At 31 December 2003	1,675
At 31 December 2002	1,434

Goodwill on acquisitions is capitalised and amortised by equal instalments over its estimated useful life not exceeding 20 years.

23. Tangible Fixed Assets

	Group		
	Cost or Valuation (£m)	*Depreciation (£m)*	*Book Value (£m)*
Property			
At 1 January 2003	1,309	(453)	856
Exchange translation	5	1	6
Additions	117		117
Revaluation of investment properties	1		1
Disposals	(48)	12	(36)
Depreciation for year		(46)	(46)
At 31 December 2003	1,384	(486)	898
Exchange translation	(1)		(1)
Additions	58		58
Revaluation of investment properties	5		5
Disposals	(37)	18	(19)
Depreciation for year		(60)	(60)
At 31 December 2004	1,409	(528)	881

	Group		
	Cost or Valuation (£m)	*Depreciation (£m)*	*Book Value (£m)*
Equipment			
At 1 January 2003	1,966	(1,151)	815
Exchange translation	20	(15)	5
Additions	246		246
Disposals	(419)	399	(20)
Depreciation for year		(237)	(237)
At 31 December 2003	1,813	(1,004)	809
Exchange translation	(5)	4	(1)
Additions	302		302
Disposals	(89)	29	(60)
Depreciation for year		(247)	(247)
At 31 December 2004	2,021	(1,218)	803
Total tangible fixed assets at 31 December 2004	3,430	(1,746)	1,684
Total tangible fixed assets at 31 December 2003	3,197	(1,490)	1,707
Total tangible fixed assets at 31 December 2002	3,275	(1,604)	1,671

Included within Group tangible fixed assets are assets in the course of construction amounting to £108 million (2003 £152 million, 2002 £87 million) which are not depreciated until the assets are brought into use.

Property comprises:	*2004 (£m)*	*2003 (£m)*	*2002 (£m)*
Investment properties at valuation:			
Freehold	48	43	39
Other properties at cost less depreciation:			
Freehold	669	724	673
Long leasehold	42	42	49
Short leasehold	122	89	95
	881	898	856
Occupied for own activities	715	706	689

The investment properties were valued by C B Richard Ellis, Chartered Surveyors, as at 31 December 2004 and as at 31 December 2003, on the basis of open market value in accordance with the Appraisal and Valuation Manual of The Royal Institution of Chartered Surveyors.

At 31 December 2004, the net book value of the investment properties under the historical cost basis was £42 million (2003 £42 million, 2002 £39 million).

24. Operating Lease Assets

Assets leased to customers include the following amounts in respect of operating lease assets:

	Group		
	Cost (£m)	*Depreciation (£m)*	*Book Value (£m)*
At 1 January 2003	3,195	(570)	2,625
Exchange translation	(7)	2	(5)
Additions	1,350		1,350
Disposals	(843)	204	(639)
Depreciation for year		(344)	(344)
At 31 December 2003	3,695	(708)	2,987
Exchange translation	(50)	4	(46)
Additions	1,236		1,236
Disposals	(884)	263	(621)
Depreciation for year		(408)	(408)
At 31 December 2004	3,997	(849)	3,148

The Group's unguaranteed residual value exposure in respect of operating lease assets, assuming disposal at the end of the lease term, is as follows:

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
On operating lease assets where the unguaranteed residual value is expected to be recovered in:			
1 year or less	585	449	381
2 years or less but over 1 year	203	235	166
5 years or less but over 2 years	202	169	230
over 5 years	662	688	346
	1,652	1,541	1,123

25. Capital and Other Commitments

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Commitments in respect of capital expenditure on fixed assets, authorised but not provided for in the accounts, for which contracts have been entered into	24	15	17
Commitments for which contracts have been placed in relation to operating lease assets	3	9	161
Included in other liabilities are net obligations under finance leases payable as follows:			
1 year or less	28	5	7
5 years or less but over 1 year	2	3	7

26. Other Assets

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Positive market values of trading derivative contracts	6,170	5,596	6,014
Other assets	2,276	2,006	1,403
	8,446	7,602	7,417

27. Long-term Assurance Business

The value of long-term assurance business comprises the surplus attributable to the Group, including minority interests, together with the net present value of in-force business. This method is known as the embedded value approach.

The principal economic assumptions are reviewed annually and are as follows:

	2004 %	*2003* %	*2002* %
Risk discount rate (net of tax)[(1)]	8.0	8.0	8.5
Return on equities (net of tax credits)	7.5	7.5	7.5
Return on Gilts (gross of tax)	5.0	5.0	5.0
Expense inflation	3.0	3.0	3.0

In-force business is defined as all live policies where the first premium has been paid. For traditional with profits business, the surplus attributable to the Group equates to one ninth of the bonuses declared in any year. The level of assumed future bonuses is calculated by projecting the portfolio of with profits business forward and applying reversionary and terminal bonus rates so as to exhaust the projected surplus of assets attributable to with profit policyholders. For all other business, the entire surplus is attributable to the Group.

(1) The discount rate contains an allowance for investment risk which is set at a level to ensure that the assumed effective investment return on corporate bonds and equities equates to that of the assumed return on gilts. Accordingly, the value attributed to long-term assurance business excludes any amount that relates to expected future investment margins which is in line with the requirements of FRS 27 "Life Assurance".

The income from long-term assurance business is calculated as follows:

	2004 *(£m)*	*2003* *(£m)*	*2002* *(£m)*
Closing value of Group's interest in long-term assurance business including minority interests	4,426	3,950	3,544
Opening value of Group's interest in long-term assurance business including minority interests	(3,950)	(3,544)	(3,065)
Increase in value of long-term assurance business	476	406	479
Transfers from/(to) long-term assurance business	60	16	(309)
Aquisitions			12
Income after tax from long-term assurance business	536	422	182
Tax relating to long-term assurance business (Note 9)	178	103	51
Income before tax from long-term assurance business	714	525	233

Income before tax from long-term assurance business may be analysed as follows:

	2004 *(£m)*	*2003* *(£m)*	*2002* *(£m)*
Contribution from new business	282	162	120
Contribution from existing business	279	238	366
Investment earnings	113	99	69
Income before tax from long-term assurance business based on long-term assumptions	674	499	555
Changes to economic assumptions		72	90
Short-term fluctuations in investment returns	40	(46)	(412)
Income before tax from long-term assurance business	714	525	233

27. Long-term Assurance Business (continued)

The long-term assurance assets comprise:

	2004 (£m)	2003 (£m)	2002 (£m)
Investments attributable to policyholders			
Assets held to cover linked liabilities	27,278	21,958	16,267
Other investments			
Fixed interest securities	8,456	9,765	5,893
Stocks, shares and collective investments	9,841	7,998	9,387
Properties	2,389	2,385	2,191
Mortgages and loans	9	11	12
Deposits	1,188	1,548	3,308
Total investments attributable to policyholders	49,161	43,665	37,058
Net assets attributable to shareholders	1,989	1,686	1,823
Value of in-force policies	2,438	2,264	1,721
Other policyholder net current assets	401	149	240
Total long-term assurance assets	53,989	47,764	40,842
Long-term assurance business attributable to shareholders	4,426	3,950	3,544
Long-term assurance assets attributable to policyholders	49,563	43,814	37,298
	53,989	47,764	40,842

Derivatives (options and futures) are used for efficient portfolio management of the long-term assurance business and to match obligations to policyholders. These derivatives are included within investments above at market value.

In accordance with UITF 37 "Purchase and sales of own shares", long-term assurance assets attributable to policyholders have been reduced by £44 million (2003 £37 million, 2002 restated £33 million) in respect of a holding in HBOS Ordinary Shares within the policyholders' fund.

Insurance companies and insurance groups report their income from long-term assurance business on the "Modified Statutory Solvency Basis" ('MSSB') in accordance with the Statement of Recommended Practice issued by the Association of British Insurers which is only applicable to the accounts of such companies and groups. Under this approach, the profit reported is the surplus or deficit calculated for statutory solvency purposes with prescribed adjustments to technical provisions and the deferral of certain costs of acquiring business.

The Group's income from long-term assurance business under this alternative basis is set out below:

	2004 (£m)	2003 (£m)	2002 (£m)
Premiums	8,777	8,270	8,924
Investment income	2,290	655	1,139
Unrealised gains on investments	1,826	4,316	
Other income	94	39	21
	12,987	13,280	10,084
Claims	(6,107)	(4,883)	(4,354)
Change in technical provisions	(5,218)	(6,831)	(1,546)
Expenses	(959)	(1,019)	(1,178)
Unrealised losses on investments	(1)		(4,814)
Other charges	(47)	(47)	(29)
Tax attributable to long-term business	(109)	(157)	157
Transfer (to)/from the fund for future appropriations	(361)	(137)	1,605
Balance on the technical account – long-term business	185	206	(75)
Tax credit attributable to balance on the technical account – long-term business	27	63	5
Unrealised gains/(losses) on investments	2	(50)	
Income in shareholders' fund	121	35	(44)
Expenses in shareholders' fund	(107)	(41)	(19)
Surplus/(deficit) before tax from long-term assurance business on a modified statutory solvency basis	228	213	(133)
Tax	(32)	(62)	(6)
Surplus/(deficit) after tax from long-term assurance business on a modified statutory solvency basis	196	151	(139)

27. Long-term Assurance Business (continued)

The balance sheet in respect of long-term assurance business prepared on a modified statutory solvency basis can be summarised as follows:

	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Assets			
Investments	24,208	23,650	22,713
Assets held to cover linked liabilities	27,282	21,958	16,267
Other assets	2,876	2,298	1,739
Total Assets	54,366	47,906	40,719
Liabilities			
Shareholders' funds	2,985	2,793	2,498
Fund for future appropriations	498	137	
Linked liabilities	27,282	21,958	16,267
Other technical provisions	21,731	21,756	21,064
Other creditors	1,870	1,262	890
Total Liabilities	54,366	47,906	40,719
Long-term assurance assets attributable to shareholders on a modified statutory solvency basis	2,985	2,793	2,498
Long-term assurance assets attributable to policyholders on a modified statutory solvency basis	51,381	45,113	38,221
	54,366	47,906	40,719

The embedded value of the Group's interest in long-term assurance business can be reconciled to the long-term assurance assets attributable to shareholders on a modified statutory solvency basis as follows:

	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Embedded value of long-term assurance business	4,426	3,950	3,544
Value of in-force business	(1,933)	(1,839)	(1,141)
Other differences:			
Deferred acquisition costs	451	605	596
Adjustments to net asset values	41	77	(331)
Short-term fluctuations in investment returns			(170)
Long-term assurance assets attributable to shareholders on a modified statutory solvency basis	2,985	2,793	2,498

Profits calculated using MSSB use the same long-term assumptions as required to assess the regulatory solvency but with certain prescribed accounting adjustments. Because of the conservative nature of the current solvency regulations new business is normally reported as a loss in the year of sale.

28. Deposits by Banks

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Repayable on demand	9,042	5,084	14,704
Repayable			
3 months or less but not repayable on demand	24,720	30,250	22,066
1 year or less but over 3 months	3,290	5,331	8,725
5 years or less but over 1 year	176	21	63
over 5 years	63	71	79
	37,291	40,757	45,637
Amounts above include:			
Other associated undertakings	135	155	352

29. Customer Accounts

	Group		
	2004 (£m)	2003 (£m)	2002 (£m)
Repayable on demand	156,226	136,360	123,262
Repayable			
3 months or less but not repayable on demand	27,009	26,283	19,022
1 year or less but over 3 months	8,257	7,623	6,326
5 years or less but over 1 year	2,940	2,334	1,371
over 5 years	1,062	904	240
	195,494	173,504	150,221
Amounts above include:			
Joint ventures	139	57	72
Other associated undertakings	41	64	31

30. Debt Securities in Issue

	Group		
	2004 (£m)	2003 (£m)	2002 (£m)
Bonds and Medium Term Notes			
Repayable			
1 year or less, or on demand	8,542	8,717	4,120
2 years or less but over 1 year	10,010	9,627	8,230
5 years or less but over 2 years	17,048	11,567	6,530
over 5 years	8,043	5,928	2,733
	43,643	35,839	21,613
Other Debt Securities			
Repayable			
3 months or less	50,318	53,600	47,339
1 year or less but over 3 months	10,156	10,299	11,761
2 years or less but over 1 year	881	115	54
5 years or less but over 2 years	251	5	
over 5 years	661		4
	62,267	64,019	59,158
Total Debt Securities in Issue	105,910	99,858	80,771

Bonds and Medium Term Notes include £8,083 million (2003 £3,525 million, 2002 £nil) in respect of Covered Bonds secured on advances originated by the Group and £1,824 million (2003 £290 million, 2002 £290 million) in respect of the funding arising from the securitisation of certain portfolios of advances which are not available for linked presentation. The portfolios of advances continue to be reported in Loans and Advances to Customers (Note 15). Bonds and Medium Term Notes also include £275 million (2003 £288 million, 2002 £303 million) secured on advances to customers and certain other assets of the Group.

Other Debt Securities includes £15,092 million (2003 £12,895 million, 2002 £9,286 million) in respect of commercial paper issued to fund the purchase of asset backed securities by special purpose vehicles (Note 18).

31. Other Liabilities

	Group		
	2004 (£m)	2003 (£m)	2002 (£m)
Negative market values of trading derivative contracts	6,558	7,791	6,263
Unclaimed shares	267	275	279
Other liabilities	4,006	3,694	2,370
	10,831	11,760	8,912

Unclaimed shares comprise the net sale proceeds of certain Halifax Group Limited (formerly Halifax Group plc) ordinary shares which, following the Halifax Group restructuring which took effect on 1 June 1999, represented Halifax plc ordinary shares. These shares were issued to meet claims for Halifax plc ordinary shares from qualifying members of Halifax Building Society and others following the transfer of business from Halifax Building Society to Halifax plc in 1997. This liability also includes the related unclaimed dividends up to the date of sale and the unclaimed capital payments arising from the Halifax Group restructuring in 1999. These amounts are being held on behalf of the persons who would have been entitled to claim the shares before they were sold. Amounts representing the sale proceeds together with the unclaimed capital payments can be claimed during a period of nine years from the date of sale (30 August 2001), after which time they will be forfeited. Amounts representing the related unclaimed dividends can be claimed during the period of twelve years from the date of the resolution for payment of each dividend, after which time they will be forfeited. Following an internal reorganisation on 1 July 2002, responsibility for these balances was assumed by HBOS.

32. Provisions for Liabilities and Charges

	Group	
(i) Deferred Taxation	2004 (£m)	2003 (£m)
At 1 January	662	648
Charge in year (Note 9)	114	122
Other movements	(50)	(108)
At 31 December	726	662

	2004 (£m)	2003 (£m)	2002 (£m)
Capital allowances:			
on assets leased to customers	995	846	718
on other assets	27	64	50
General provisions	(253)	(229)	(196)
Other timing differences	(43)	(19)	76
	726	662	648

	Group				
(ii) Other Provisions	Mortgage Endowment Compensation (£m)	Pensions and Other Similar Obligations (£m)	HBOS Integration Provision (£m)	Other Provisions (£m)	Total (£m)
At 1 January 2003		147	48	37	232
Exchange translation				2	2
Charge for year		66	119	14	199
Utilised in year		(68)	(160)		(228)
At 31 December 2003		145	7	53	205
Transfer in	42				42
Charge for year	130	66	48	7	251
Utilised in year	(63)	(61)	(44)	(4)	(172)
At 31 December 2004	109	150	11	56	326

Of the provision for pensions and other similar obligations, £38 million relates to other post-retirement benefits (2003 £37 million, 2002 £35 million).

Other provisions include property related costs on surplus leased space.

33. Subordinated Liabilities

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Dated Loan Capital			
US$300 million 8.80 per cent. Notes 2004		168	186
£400 million 8.75 per cent. Subordinated Notes 2006	400	400	400
US$150 million 8.85 per cent. Notes 2006	78	84	93
£75 million 9.125 per cent. Subordinated Notes 2006	75	75	75
£60 million 9.00 per cent. Instruments 2006	60	60	60
€650 million 4.75 per cent. Subordinated Bonds 2009	459	459	423
US$500 million Floating Rate Subordinated Step-up Callable Notes 2009		280	310
€500 million 5.50 per cent. Instruments 2009	353	353	325
£75 million Floating Rate Subordinated Notes 2009		75	75
US$500 million Notes 2010	258	280	310
£75 million Floating Rate Instruments 2010	75	75	75
US$150 million Notes 2011	78	84	93
€7 million Floating Rate Notes 2011	5	5	5
€750 million Subordinated Fixed Rate Notes 2012	529	530	488
US$450 million Subordinated Floating Rate Notes 2012	232	252	279
£200 million Floating Rate Step-up Callable Subordinated Notes 2012	200	200	200
€12.8 million 6.25 per cent. Instruments 2012	9	9	8
A$75 million Callable Notes 2012	30	31	26
€1,000 million Subordinated Callable Fixed/Floating Rate Instruments 2013	705	706	651
€325 million 6.125 per cent. Notes 2013	229	229	212
US$1,000 million 4.25 per cent. Subordinated Guaranteed Notes 2013[(2)]	517	560	
JPY60 billion 0.55 per cent. Subordinated Callable Notes 2013[(3)]	303	284	
US$500 million Subordinated Callable Notes 2014[(5)]	258		
£250 million 11 per cent. Subordinated Bonds 2014	250	250	250
€1,000 million 4.875 per cent. Subordinated Notes 2015[(1)]	705	697	
€500 million Callable Floating Rate Subordinated Notes 2016[(6)]	353		
£150 million 10.5 per cent. Subordinated Bonds 2018	150	150	150
£250 million 6.375 per cent. Instruments 2019	250	250	250
€750 million Callable Fixed to Floating Rate Subordinated Notes 2019[(7)]	529		
£500 million 9.375 per cent. Subordinated Bonds 2021	500	500	500
€400 million 6.45 per cent. Fixed/Floating Subordinated Guaranteed Bonds 2023	283	282	261
US$750 million 6.00 per cent. Subordinated Notes 2033[(4)]	388	443	
Unamortised Premiums, Discounts and Issue Costs	(29)	(31)	(15)
	8,232	7,740	5,690
Repayable:			
in 1 year or less		168	
in more than 1 year but not more than 2 years	613		
in more than 2 year but not more than 5 years	812	619	814
in more than 5 years	6,807	6,953	4,876
	8,232	7,740	5,690

No repayment, for whatever reason, of dated loan capital prior to its stated maturity and no purchase by the relevant undertaking of its loan capital may be made without the consent of the Financial Services Authority. On a winding up of the relevant company, the claims of the holders of dated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of that company other than creditors whose claims are expressed to rank *pari passu* with or junior to the claims of the holders of the dated loan capital.

(1) On 20 March 2003, HBOS issued €1,000 million 4.875 per cent. Subordinated Notes 2015 at an issue price of 99.644 per cent. of the principal amount. The Notes pay interest annually commencing 20 March 2004.

(2) On 23 May 2003, a subsidiary of HBOS issued US$1,000 million 4.25 per cent. Subordinated Guaranteed Notes 2013 at an issue price of 99.750 per cent. of the principal amount. The proceeds of these Notes have been on-lent to HBOS. The Notes pay interest semi-annually in arrear commencing 23 November 2003.

(3) On 30 June 2003, HBOS issued JPY60 billion 0.55 per cent. Subordinated Callable Notes 2013 at an issue price of 99.770 per cent. of the principal amount. The Notes pay interest annually at 0.55 per cent. until 1 July 2008 at which time the interest rate will become 3 month JPY-LIBOR-BBA plus 0.85 per cent. payable quarterly. HBOS has the option to redeem these Notes on 1 July 2008 and quarterly thereafter.

(4) On 30 October 2003, HBOS issued US$750 million 6.00 per cent. Subordinated Notes 2033 at an issue price of 99.807 per cent. of the principal amount. The Notes pay interest semi-annually in arrear from 1 May 2004.

33. Subordinated Liabilities (continued)

(5) On 6 February 2004 HBOS issued US$500 million Subordinated Callable Notes 2014 at an issue price of 100.13 per cent. of the principal amount. The Notes pay interest quarterly at 3 month USD-LIBOR-BBA plus 0.275 per cent. until 9 February 2009 at which time the interest rate will become 3 month USD-LIBOR-BBA plus 0.775 per cent.. HBOS has the option to redeem these Notes on 9 February 2009 and quarterly thereafter.

(6) On 20 May 2004 HBOS issued €500 million Callable Floating Rate Subordinated Notes due September 2016 at an issue price of 100 per cent. of the principal amount. The Notes pay interest quarterly in arrear at a rate of 3 month EURIBOR-Telerate plus 0.30 per cent. per annum until 1 September 2011 and thereafter at a rate of 3 month EUR-EURIBOR-Telerate plus 0.80 per cent. per annum. HBOS has the option to redeem these Notes on 1 September 2011 and quarterly thereafter.

(7) On 29 October 2004 HBOS issued €750 million Callable Fixed to Floating Rate Subordinated Notes 2019 at an issue price of 99.984 per cent. of the principal amount. The Notes pay interest at a rate of 4.375 per cent. per annum annually in arrear until 30 October 2014 at which time the interest rate will become 3 month EURIBOR-Telerate plus 1.36 per cent. payable quarterly. HBOS has the option to redeem these Notes on 30 October 2014 and annually thereafter.

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Undated Loan Capital			
£500 million Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes[(1)]	500		
€750 million 4.875 per cent. Undated Fixed to Floating Rate Subordinated Notes [(2)]	529		
€500 million Floating Rate Undated Subordinated Notes [(3)]	353		
US$1,000 million 5.375 per cent. Undated Fixed to Floating Rate Subordinated Notes[(4)]	517	590	
€750 million Undated Subordinated Fixed to Floating Notes[(5)]	529	528	
£600 million 5.75 per cent. Undated Subordinated Step-up Notes[(6)]	600	600	
€500 million Fixed to Floating Rate Undated Subordinated Notes	353	353	325
£300 million Perpetual Regulatory tier One Securities	300	300	300
£300 million 7.5 per cent. Undated Subordinated Step-up Notes	300	300	300
JPY 42.5 billion 3.50 per cent. Undated Subordinated Yen Step-up Notes	214	222	222
US$300 million Reset Notes	155	168	186
£200 million Perpetual Notes	200	200	200
£200 million 7.375 per cent. Undated Subordinated Guaranteed Bonds	200	200	200
€300 million Floating Rate Undated Subordinated Step-up Notes	212	212	195
US$250 million Floating Rate Primary Capital Notes	129	140	155
£150 million Instruments	150	150	150
£150 million Instruments	150	150	150
JPY 17 billion Instruments	86	90	99
£100 million Instruments	100	100	100
£100 million 12 per cent. Perpetual Subordinated Bonds	100	100	100
£100 million 8.75 per cent. Perpetual Subordinated Bonds	100	100	100
£75 million 13.625 per cent. Perpetual Subordinated Bonds	75	75	75
JPY 9 billion Instruments	45	47	47
£50 million 9.375 per cent. Perpetual Subordinated Bonds	50	50	50
£500 million 5.75 per cent. Undated Subordinated Step-up Notes	500	500	500
Unamortised Premiums, Discounts and Issue Costs	(46)	(33)	(17)
	6,401	5,142	3,437

No exercise of any redemption option or purchase by the relevant company of any of its undated loan capital may be made without the consent of the Financial Services Authority. On a winding up of HBOS or subsidiary undertaking, the claims of the holders of undated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of HBOS or subsidiary undertaking other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the undated loan capital. The undated loan capital is junior in point of subordination to the dated loan capital referred to above.

---

(1) On 15 November 2004 HBOS issued £500 million Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes at an issue price of 99.014 per cent. of the principal amount. The Notes pay interest at a fixed rate of 5.625 per cent. per annum payable annually in arrear until 15 November 2019 and thereafter at a rate per annum equal to the 5 year benchmark Gilt rate plus 1.90 per cent. payable annually in arrear. HBOS has the right to redeem these Notes on 15 November 2019 and every 5 years thereafter.

(2) On 12 March 2004 HBOS issued €750 million 4.875 per cent. Undated Fixed to Floating Rate Subordinated Notes at an issue price of 99.864 per cent. of the principal amount. The Notes pay interest at a rate of 4.875 per cent. per annum annually in arrear until 13 March 2014 and thereafter at a rate of 3 month EURIBOR-Telerate plus 1.65 per cent. HBOS has the right to redeem these Notes on 13 March 2014 and quarterly thereafter.

(3) On 12 March 2004 HBOS issued €500 million Floating Rate Undated Subordinated Notes at an issue price of 99.734 per cent. of the principal amount. The Notes pay interest at a rate of 3 month EURIBOR-Telerate plus 0.60 per cent. payable quarterly in arrear until 13 March 2014 and thereafter at a rate of 3 month EURIBOR-Telerate plus 1.60 per cent.. HBOS has the right to redeem these Notes on 13 March 2014 and quarterly thereafter.

(4) On 30 October 2003, HBOS issued US$1,000 million 5.375 per cent. Undated Fixed to Floating Rate Subordinated Notes at an issue price of 99.908 per cent. of their principal amount. The Notes bear interest at 5.375 per cent. per annum, payable semi-annually in arrear to 1 November 2013 and thereafter at 3 month LIBOR plus 1.7025 per cent. payable quarterly in arrear.

(5) On 14 October 2003 HBOS issued €750 million Undated Subordinated Fixed to Floating Notes at an issue price of 99.496 per cent. of their principal amount. The Notes bear interest at 5.125 per cent. per annum annually in arrear to 14 October 2015 and thereafter at a rate per annum equal to 3 month Euribor plus 1.88 per cent. payable quarterly in arrear.

(6) On 14 April 2003 HBOS issued £600 million 5.75 per cent. Undated Subordinated Step-up Notes at an issue price of 99.634 per cent. of the principal amount. The Notes bear interest at 5.75 per cent. per annum annually in arrear to 14 April 2022 and thereafter at a rate per annum equal to the 5 year benchmark Gilt rate plus 2.02 per cent.

34. Share Capital

	Ordinary Shares 25p each (£m)	*9¼ per cent. Non-Cumulative Irredeemable Preference Shares £1 each (£m)*	*9¾ per cent. Non-Cumulative Irredeemable Preference Shares £1 each (£m)*	*Other Preference Shares*		
				Sterling (£m)	*Euro (€ million)*	*US Dollar ($ million)*
Authorised						
At 1 January 2003	1,185	375	125	1,204	1,500	
Authorised during the year				1,000		2,500
At 31 December 2003	1,185	375	125	2,204	1,500	2,500
Authorised during the year						
At 31 December 2004	1,185	375	125	2,204	1,500	2,500
Allotted, called up and fully paid						
At 1 January 2003	946	300	100			
Issued under employee share schemes and in lieu of dividends	17					
At 31 December 2003	963	300	100			
Issued under employee share schemes and in lieu of dividends	18					
At 31 December 2004	981	300	100			

Other Sterling preference shares comprise 200 million 6.125 per cent. Non-cumulative Redeemable Preference Shares of £1 each, 2,000 million Sterling Preference Shares of £1 each, 250,000 8.117 per cent. Non-cumulative Perpetual Preference Shares Class A of £10 each and 150,000 7.754 per cent. Non-cumulative Perpetual Preference Shares Class B of £10 each.

The Group operates a number of share option plans and savings-related share option plans for both executives and employees.

At 31 December 2004, options to acquire 87.7 million HBOS Ordinary Shares were outstanding under HBOS option plans and former Halifax option plans. These options are exercisable at a range of prices from £6.54 to £8.28 at various dates up to 15 March 2010. At 31 December 2004, options to acquire 3.8 million HBOS Ordinary Shares were outstanding under the former Bank of Scotland executive stock option schemes. These options are exercisable at a range of prices from £2.60 to £7.13 at various dates up to 16 October 2010.

At 31 December 2004, options to acquire 50.0 million HBOS Ordinary Shares were outstanding under savings-related share option plans. These options are exercisable at a range of prices from £4.28 to £5.98 at various dates up to 31 December 2012.

During the year, a total of 17.2 million shares (2003 15.0 million, 2002 8.0 million) were issued on the exercise of options for a consideration of £112 million (2003 £65 million, 2002 £39 million).

35. Reserves

	Share Premium (£m)	Other Reserves Own Shares (£m)	Other Reserves Other (£m)	Profit and Loss Account (£m)
Group				
At 1 January 2003 as previously stated	1,292		496	10,635
Own shares		(50)		
At 1 January 2003 – Restated	1,292	(50)	496	10,635
Reserves capitalised	(13)			
Premium arising on the issue of new shares	66			
Dividends retained on account of share dividends				331
Revaluation of investment property			1	
Exchange translation			17	
Increase in own shares		(2)		
Retained profit				1,232
At 31 December 2003	1,345	(52)	514	12,198
Reserves capitalised	(15)			
Premium arising on the issue of new shares	111			
Dividends retained on account of share dividends				405
Revaluation of investment property			5	
Exchange translation			(9)	
Net movement in own shares		8		
Share scheme costs taken to reserves				(2)
Retained profit				1,734
At 31 December 2004	1,441	(44)	510	14,335
HBOS				
At 1 January 2003 as previously stated	1,292			3,798
Own shares		(17)		
At 1 January 2003 – Restated	1,292	(17)		3,798
Reserves capitalised	(13)			
Premium arising on the issue of new shares	66			
Dividends retained on account of share dividends				331
Decrease in own shares		2		
Retained profit				124
At 31 December 2003	1,345	(15)		4,253
Reserves capitalised	(15)			
Premium arising on the issue of new shares	111			
Dividends retained on account of share dividends				405
Net movement in own shares		15		
Share scheme costs taken to reserves				(2)
Retained profit				277
At 31 December 2004	1,441			4,933

Exchange gains of £37 million (2003 losses of £99 million, 2002 losses of £1 million) arising on foreign currency borrowings used to hedge investments in overseas operations have been taken to the Group's other reserves and are offset against exchange differences arising on the translation of the Group's investments in overseas operations.

The Share Dividend Plan, which was offered as an alternative to the cash dividend to shareholders, resulted in £235 million relating to the December 2003 final dividend, £170 million relating to the June 2004 interim dividend, £302 million relating to the December 2002 final dividend and £29 million relating to the June 2003 interim dividend being retained by HBOS and added to reserves.

The cumulative amount of positive goodwill on acquisitions of subsidiary undertakings written off in the Group reserves is £574 million (2003 £574 million, 2002 £574 million) and in respect of joint ventures and other associated undertakings £nil (2003 £nil, 2002 £nil).

The Group profit and loss account reserve at 31 December 2004 includes £1,569 million (2003 £1,155 million, 2002 £589 million) not presently available for distribution. This represents the excess of retained profits on an embedded value basis over those available for distribution.

The HBOS profit and loss account reserve includes unrealised gains of £2,017 million (2003 £1,991 million, 2002 £1,991 million) which is not available for distribution.

35. Reserves (continued)

Own Shares with a book value of £nil million (2003 £15 million, 2002 £17 million) are held for the purpose of satisfying obligations arising from certain share based compensation schemes as follows:

(a) No.1 Employee Share Ownership Trust

The No.1 Employee Share Ownership Trust administers shares conditionally granted to Executive Directors and other executives under the HBOS plc Long-term Executive Bonus Plan and to former Halifax Executive Directors and other former Halifax executives under the Halifax Group plc Long-term Executive Bonus Scheme. The Trust also administers shares which have been conditionally granted to Executive Directors, other executives and employees under the HBOS plc Annual Bonus Plan and the former Halifax Group plc Annual Bonus Plan.

Interest free loans have been provided by HBOS to the Trust to allow shares to be purchased in the market to satisfy these share grants. The cost of the shares conditionally awarded is being charged to the profit and loss account on a straight line basis over the performance period.

At 31 December 2004, 4.9 million HBOS Ordinary Shares (2003 9.9 million, 2002 8.6 million) were held by the Trustee and included in the balance sheet of HBOS at a net book value of £nil (2003 £15 million, 2002 £17 million). The shares had a total market value at that date of £42 million (2003 £72 million, 2002 £56 million). Under the terms of the Trust, dividends on these shares require to be waived. At 31 December 2004 all these shares had been conditionally granted.

(b) HBOS plc Qualifying Employee Share Ownership Trust (the "HBOS QUEST")

The HBOS QUEST operates in conjunction with the HBOS Sharesave Scheme and the former savings-related share schemes operated by Bank of Scotland and Halifax Group plc.

At 31 December 2004, the HBOS QUEST held 8.3 million HBOS Ordinary Shares (2003 10.2 million, 2002 13.5 million) with a market value of £70 million (2003 £73 million, 2002 £89 million). These HBOS Ordinary Shares are included in the balance sheet at nil value (2003 nil, 2002 nil). Under the terms of the Trust Deed, dividends on these shares require to be waived.

36. Reconciliation of Shareholders' Funds

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Profit attributable to shareholders	3,057	2,452	1,916
Dividends	(1,323)	(1,220)	(1,177)
Other recognised gains and losses	(4)	18	4
Dividends retained on account of share dividends	405	331	283
Decrease/(increase) in own shares	8	(2)	(4)
Share scheme costs taken to reserves	(2)		
Ordinary capital subscribed	114	70	1,319
Contribution to Employee Share Trust			(12)
Release of employee options granted under company share ownership plans			23
	2,255	1,649	2,352
Shareholders' Funds at 1 January as previously stated		13,769	11,413
Own shares		(50)	(46)
Shareholders' Funds at 1 January	15,368	13,719	11,367
Shareholders' Funds at 31 December	17,623	15,368	13,719
of which:			
Attributable to non-equity interests	400	400	400
Attributable to equity interests	17,223	14,968	13,319
	17,623	15,368	13,719

37. Minority and Other Interests (Non-equity)

The principal minority and other interests (non-equity) are set out below.

	2004 (£m)	2003 (£m)	2002 (£m)
US$750 million preferred securities	388		
US$1,000 million preferred securities	517	641	
£600 million preferred securities	600	600	600
£250 million preferred securities	250	250	250
£150 million preferred securities	150	150	150
£245 million preferred securities	245	245	245
€415 million preferred securities	293	293	270
£198 million non-cumulative preference shares	198	198	198
	2,641	2,377	1,713
Less: unamortised issue costs	(24)	(23)	(10)
	2,617	2,354	1,703

On 24 June 2004, US$750 million 6.071 per cent. Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities were issued through HBOS Capital Funding No. 2 L.P. These qualify as Tier 1 regulatory capital. These securities pay non-cumulative preferential cash distributions semi-annually in arrear. These are perpetual securities and are not subject to any mandatory redemption provisions. They are however redeemable at the option of the General Partner of the issuer on 30 June 2014, or quarterly thereafter.

On 21 March 2003, US$1,000 million Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities were issued through HBOS Capital Funding No. 1 L.P. These qualify as Tier 1 regulatory capital. These securities pay non-cumulative preferential cash distributions quarterly in arrear from 23 June 2003. These are perpetual securities and are not subject to any mandatory redemption provisions. They are however redeemable in March 2009, or quarterly thereafter, at the option of the General Partner.

38. Memorandum Items

The contract amounts noted below indicate the volume of business outstanding at the balance sheet date in respect of contingent liabilities and commitments undertaken for customers. They do not reflect the underlying credit and other risks, which are significantly lower.

	2004 Contract Amount (£m)	2003 Contract Amount (£m)	2002 Contract Amount (£m)
Group			
Contingent Liabilities			
Acceptances and endorsements	75	130	157
Guarantees and assets pledged as collateral security			
Guarantees and irrevocable letters of credit	4,233	3,484	2,672
	4,308	3,614	2,829
Commitments			
Other commitments			
Short-term trade related transactions	129	146	129
Undrawn formal standby facilities, credit lines and other commitments to lend up to and including 1 year	61,460	53,646	43,100
over 1 year	17,473	14,335	13,261
	79,062	68,127	56,490
HBOS			
Contingent Liabilities			
Guarantees and assets pledged as collateral security			
Guarantees provided to subsidiary companies	2,077	1,733	525
	2,077	1,733	525

39. Derivatives

The Group uses interest rate swaps, forward foreign exchange contracts and other derivative instruments to hedge and reduce the interest rate and currency exposures that are inherent in any banking business. Trading transactions are either customer driven and generally matched or are carried out for proprietary trading purposes within limits approved by the Board.

The Group has entered into derivative contracts as noted below. The notional principal amounts and fair values of these derivatives (excluding internal trades) are analysed between non-trading and trading activity. Fair value is the amount at which instruments could be exchanged in an arm's-length transaction.

Derivatives used in respect of the long-term assurance business are excluded from the tables below as permitted by FRS 13.

	2004			*2003*			*2002*		
	Notional Principal Amount (£m)	*Year End Fair Value Asset (£m)*	*Year End Fair Value Liability (£m)*	*Notional Principal Amount (£m)*	*Year End Fair Value Asset (£m)*	*Year End Fair Value Liability (£m)*	*Notional Principal Amount (£m)*	*Year End Fair Value Asset (£m)*	*Year End Fair Value Liability (£m)*
Group									
Non-Trading									
Exchange Rate Related Contracts									
Forward foreign exchange	703	36	159	203	12	3	411	8	11
Cross currency swaps	72,309	1,123	3,278	54,485	971	2,653	32,414	556	843
	73,012	1,159	3,437	54,688	983	2,656	32,825	564	854
Interest Rate Related Contracts									
Interest rate swaps	39,557	715	276	33,031	626	360	28,980	979	598
Options	203			236	1		558	4	1
Forward rate agreements	141						2,678	1	1
	39,901	715	276	33,267	627	360	32,216	984	600
Equity and Commodity Related Contracts									
Options and swaps	21			377	3	36	535	10	31
Total Non-Trading Derivatives	112,934	1,874	3,713	88,332	1,613	3,052	65,576	1,558	1,485

	2004			*2003*			*2002*		
	Notional Principal Amount (£m)	*Year End Fair Value Asset (£m)*	*Year End Fair Value Liability (£m)*	*Notional Principal Amount (£m)*	*Year End Fair Value Asset (£m)*	*Year End Fair Value Liability (£m)*	*Notional Principal Amount (£m)*	*Year End Fair Value Asset (£m)*	*Year End Fair Value Liability (£m)*
Group									
Trading									
Exchange Rate Related Contracts									
Forward foreign exchange	66,127	1,089	1,853	64,936	1,348	3,376	49,471	682	1,674
Cross currency swaps	1,495	41	133	546	23	87	142	5	7
Options	936	9	9	558	15	16	12,728	9	9
	68,558	1,139	1,995	66,040	1,386	3,479	62,341	696	1,690
Interest Rate Related Contracts									
Interest rate swaps	399,082	4,602	4,127	329,583	3,377	3,219	214,096	3,168	3,390
Forward rate agreements	76,773	18	18	19,976	5	5	9,856	2	2
Options	61,082	133	118	67,299	176	235	45,840	130	185
Futures	20,765	5	35	100,421	18	28	190,017	49	74
	557,702	4,758	4,298	517,279	3,576	3,487	459,809	3,349	3,651
Equity and Commodity Related Contracts									
Options and swaps	1,407	212	130	814	88	78	563	37	28
Total Trading Derivatives	627,667	6,109	6,423	584,133	5,050	7,044	522,713	4,082	5,369
Total Group Derivatives	740,601	7,983	10,136	672,465	6,663	10,096	588,289	5,640	6,854

39. Derivatives (continued)

The residual maturity of 'over the counter' (OTC) and non-margined exchange traded contracts was as follows:

	2004		2003		2002	
	Notional Principal Amount (£m)	*Replace-ment Cost (£m)*	*Notional Principal Amount (£m)*	*Replace-ment Cost (£m)*	*Notional Principal Amount (£m)*	*Replace-ment Cost (£m)*
Group						
Contracts maturing:						
in 1 year or less	305,485	1,898	221,680	1,947	198,933	1,239
in more than 1 year but not more than 5 years	252,006	2,436	232,594	2,282	128,890	1,727
in more than 5 years	162,345	3,644	117,770	2,416	67,771	2,624
	719,836	7,978	572,044	6,645	395,594	5,590

Credit Risk Analyses

Counterparties of the Group's derivative transactions are primarily financial institutions. An institutional and geographical analysis of replacement cost, based on the location of the office writing the business, is shown below:

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Institutional			
Financial Institutions	6,584	5,561	4,516
Non-financial Institutions	1,394	1,084	1,074
	7,978	6,645	5,590
Geographical			
UK	7,835	6,348	5,411
Rest of World	143	297	179
	7,978	6,645	5,590

40. Fair Value of Financial Assets and Financial Liabilities

Fair values of financial assets and financial liabilities are based on market prices where available, or are estimated using other valuation techniques. Where they are short-term in nature or reprice frequently, fair value approximates to carrying value.

Derivatives held for trading purposes as disclosed in Note 39 are carried at fair values. Derivatives held for non-trading purposes are accounted for in the same way as the underlying transaction being hedged. Fair values are based on market prices where available, or are estimated using other valuation techniques.

The following table shows the carrying amount and the fair values of financial assets and liabilities analysed between trading and non-trading:

	2004				*2003*				*2002*			
	Assets		*Liabilities*		*Assets*		*Liabilities*		*Assets*		*Liabilities*	
	Carrying Amount (£m)	*Fair Value (£m)*	*Carrying Amount (£m)*	*Fair Value (£m)*	*Carrying Amount (£m)*	*Fair Value (£m)*	*Carrying Amount (£m)*	*Fair Value (£m)*	*Carrying Amount (£m)*	*Fair Value (£m)*	*Carrying Amount (£m)*	*Fair Value (£m)*
Group												
Non-Trading												
Treasury bills and other eligible bills	3,705	3,704			6,613	6,614			4,006	4,010		
Debt securities	38,087	38,292			29,739	29,751			25,168	25,096		
Equity shares	208	326			216	393			223	274		
Debt securities in issue			105,181	106,303			98,690	99,301			80,524	81,130
Dated loan capital			8,232	8,936			7,740	7,055			5,690	6,436
Undated loan capital			6,401	7,007			5,142	5,653			3,437	3,937
Preference shares			400	628			400	558			400	571
Minority and other interests (non-equity)			2,617	2,990			2,354	2,628			1,703	1,918
Derivatives	486	1,874	415	3,713	338	1,613	520	3,052	302	1,558	299	1,485
Total Non-Trading	42,486	44,196	123,246	129,577	36,906	38,371	114,846	118,247	29,699	30,938	92,053	95,477
Trading												
Treasury bills and other eligible bills	622	622			1,451	1,451			1,958	1,958		
Loans and advances to banks	2,513	2,513			1,151	1,151			1,348	1,348		
Loans and advances to customers	1,776	1,776			289	289			709	709		
Debt securities	21,220	21,220			21,751	21,751			19,156	19,156		
Other assets	62	62			43	43			63	63		
Debt securities in issue			729	729			1,168	1,168			247	247
Deposits by banks			5,206	5,206			8,785	8,785			11,650	11,650
Customer accounts			9,481	9,481			5,479	5,479			2,309	2,309
Other liabilities			107	107			156	156			66	66
Derivatives	6,109	6,109	6,423	6,423	5,050	5,050	7,044	7,044	4,082	4,082	5,369	5,369
Total Trading	32,302	32,302	21,946	21,946	29,735	29,735	22,632	22,632	27,316	27,316	19,641	19,641

Fair values in respect of non-trading financial assets and liabilities are disclosed only where there is a liquid and active market.

Fair value information is not provided for items that do not meet the definition of a financial instrument or for certain other financial instruments, including sundry short-term debtors and creditors. The fair value information presented does not therefore represent the fair value of the Group as a going concern at 31 December 2004.

41. Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	2004		
	Gains (£m)	*Losses (£m)*	*Total Net Gains/ (Losses) (£m)*
Group			
Unrecognised gains and losses on hedges at 1 January 2004	1,385	2,642	(1,257)
Gains and losses arising in previous years that were recognised in the year ended 31 December 2004	391	2,615	(2,224)
Gains and losses arising before 1 January 2004 that were not recognised in the year ended 31 December 2004	994	27	967
Gains and losses arising in the year ended 31 December 2004 that were not recognised in that year	529	3,406	(2,877)
Unrecognised gains and losses on hedges at 31 December 2004	1,523	3,433	(1,910)
of which:			
Gains and losses expected to be recognised in the year ending 31 December 2005	495	1,996	(1,501)
Gains and losses expected to be recognised after 31 December 2005	1,028	1,437	(409)

	2003		
	Gains (£m)	*Losses (£m)*	*Total Net Gains/ (Losses) (£m)*
Group			
Unrecognised gains and losses on hedges at 1 January 2003	1,281	1,211	70
Gains and losses arising in previous years that were recognised in the year ended 31 December 2003	312	1,118	(806)
Gains and losses arising before 1 January 2003 that were not recognised in the year ended 31 December 2003	969	93	876
Gains and losses arising in the year ended 31 December 2003 that were not recognised in that year	416	2,549	(2,133)
Unrecognised gains and losses on hedges at 31 December 2003	1,385	2,642	(1,257)
of which:			
Gains and losses expected to be recognised in the year ending 31 December 2004	495	1,274	(779)
Gains and losses expected to be recognised after 31 December 2004	890	1,368	(478)

	2002		
	Gains (£m)	*Losses (£m)*	*Total Net Gains/ (Losses) (£m)*
Group			
Unrecognised gains and losses on hedges at 1 January 2002	825	1,101	(276)
Gains and losses arising in previous years that were recognised in the year ended 31 December 2002	263	744	(481)
Gains and losses arising before 1 January 2002 that were not recognised in the year ended 31 December 2002	562	357	205
Gains and losses arising in the year ended 31 December 2002 that were not recognised in that year	719	854	(135)
Unrecognised gains and losses on hedges at 31 December 2002	1,281	1,211	70
of which:			
Gains and losses expected to be recognised in the year ending 31 December 2003	336	603	(267)
Gains and losses expected to be recognised after 31 December 2003	945	608	337

42. Interest Rate Sensitivity Gap

The tables below summarise the repricing profiles of the Group's assets and liabilities.

As at 31 December 2004

	Not more than 3 months (£m)	*Over 3 months but not over 6 months (£m)*	*Over 6 months but not over 1 year (£m)*	*Over 1 year but not over 5 years (£m)*	*Over 5 years (£m)*	*Non-interest bearing (£m)*	*Trading (£m)*	*Total (£m)*
Assets								
Treasury bills and other eligible bills	2,871	834					622	4,327
Loans and advances to banks	13,715	995	159	153	76	145	2,513	17,756
Loans and advances to customers	215,578	11,145	12,726	39,162	6,584	540	1,776	287,511
Debt securities and equity shares	30,661	2,506	217	1,381	1,558	1,972	21,220	59,515
Other assets	274	2	3	10	26	23,832	62	24,209
	263,099	15,482	13,105	40,706	8,244	26,489	26,193	393,318
Liabilities								
Deposits by banks	28,894	2,017	1,164		10		5,206	37,291
Customer accounts	164,368	5,509	7,730	4,539	883	2,984	9,481	195,494
Debt securities in issue	80,196	4,686	4,906	7,461	7,932		729	105,910
Other liabilities		3	3	77	4	19,217	107	19,411
Subordinated liabilities	1,412	138		2,059	11,039	(15)		14,633
Minority interests and shareholders' funds					2,617	17,918		20,535
Own shares in policyholders' funds						44		44
Internal funding of trading business	(11,083)	(412)	125	365	335		10,670	
	263,787	11,941	13,928	14,501	22,820	40,148	26,193	393,318
On-balance sheet gap	(688)	3,541	(823)	26,205	(14,576)	(13,659)		
Non-trading derivatives	(1,548)	1,069	(114)	(15,499)	16,092			
Net interest rate repricing gap 2004	(2,236)	4,610	(937)	10,706	1,516	(13,659)		
Cumulative gap 2004	(2,236)	2,374	1,437	12,143	13,659			

As at 31 December 2003

	Not more than 3 months (£m)	*Over 3 months but not over 6 months (£m)*	*Over 6 months but not over 1 year (£m)*	*Over 1 year but not over 5 years (£m)*	*Over 5 years (£m)*	*Non-interest bearing (£m)*	*Trading (£m)*	*Total (£m)*
Assets								
Treasury bills and other eligible bills	6,165	314	1	127	6		1,451	8,064
Loans and advances to banks	10,398	811	2,380	36		1,172	1,151	15,948
Loans and advances to customers	202,099	8,442	12,070	38,034	5,330	118	289	266,382
Debt securities and equity shares	22,473	1,591	1,769	1,996	907	1,219	21,751	51,706
Other assets	1,047			70	447	20,892	43	22,499
	242,182	11,158	16,220	40,263	6,690	23,401	24,685	364,599
Liabilities								
Deposits by banks	30,729	7	620	70	308	238	8,785	40,757
Customer accounts	150,201	5,380	6,641	5,387	201	215	5,479	173,504
Debt securities in issue	77,452	11,551	1,331	4,075	4,281		1,168	99,858
Other liabilities	121	1	2	3	39	19,260	156	19,582
Subordinated liabilities	2,658	140	168	1,412	8,504			12,882
Minority interests and shareholders' funds					2,354	15,625		17,979
Own shares in policyholders' funds						37		37
Internal funding of trading business	(9,984)	491	31	223	142		9,097	
	251,177	17,570	8,793	11,170	15,829	35,375	24,685	364,599
On-balance sheet gap	(8,995)	(6,412)	7,427	29,093	(9,139)	(11,974)		
Non-trading derivatives	18,933	(3,676)	(1,205)	(23,559)	9,507			
Net interest rate repricing gap 2003	9,938	(10,088)	6,222	5,534	368	(11,974)		
Cumulative gap 2003	9,938	(150)	6,072	11,606	11,974			

42. Interest Rate Sensitivity Gap (continued)

	As at 31 December 2002							
	Not more than 3 months (£m)	Over 3 months but not over 6 months (£m)	Over 6 months but not over 1 year (£m)	Over 1 year but not over 5 years (£m)	Over 5 years (£m)	Non-interest bearing (£m)	Trading (£m)	Total (£m)
Assets								
Treasury bills and other eligible bills	3,803	78	14	111			1,958	5,964
Loans and advances to banks	8,870	742	217	83	77	501	1,348	11,838
Loans and advances to customers	187,012	6,784	8,351	25,979	4,503	977	709	234,315
Debt securities and equity shares	20,132	1,399	547	1,740	1,054	519	19,156	44,547
Other assets	1,283	122	203	482	232	18,683	63	21,068
	221,100	9,125	9,332	28,395	5,866	20,680	23,234	317,732
Liabilities								
Deposits by banks	32,012	(16)	1,890	23	10	68	11,650	45,637
Customer accounts	132,961	3,701	3,715	5,789	207	1,539	2,309	150,221
Debt securities in issue	60,406	13,542	4,066	955	1,553	2	247	80,771
Other liabilities	99		1	13	8	15,898	66	16,085
Subordinated liabilities	1,594	155		940	6,438			9,127
Minority interests and shareholders' funds					1,702	14,156		15,858
Own shares in policyholders' funds						33		33
Internal funding of trading business	(4,467)	(2,822)	(1,865)	(150)	342		8,962	
	222,605	14,560	7,807	7,570	10,260	31,696	23,234	317,732
On-balance sheet gap	(1,505)	(5,435)	1,525	20,825	(4,394)	(11,016)		
Non-trading derivatives	2,996	7,683	(3,484)	(10,886)	3,691			
Net interest rate repricing gap 2002	1,491	2,248	(1,959)	9,939	(703)	(11,016)		
Cumulative gap 2002	1,491	3,739	1,780	11,719	11,016			

All derivative instruments which alter the interest bases of the non-trading portfolio of assets and liabilities are reflected in the above tables.

43. Trading Value at Risk ('VaR')

The Group's trading market risk exposure for the year ended 31 December 2004 is analysed below.

	Exposure											
	As at 31 December			Average			Highest			Lowest		
	2004 (£m)	2003 (£m)	2002 (£m)	2004 (£m)	2003 (£m)	2002 (£m)	2004 (£m)	2003 (£m)	2002 (£m)	2004 (£m)	2003 (£m)	2002 (£m)
Total Value at Risk	5.1	6.1	7.9	5.6	11.9	11.1	9.4	23.0	14.8	3.6	6.1	7.4

For all significant exposures VaR has been calculated on a daily basis.

44. Non-trading Currency Exposure

Structural currency exposures arise from the Group's investments in overseas subsidiaries, branches and other investments and are noted in the table below.

	2004			2003			2002		
Functional currency of the operation	Net investments in overseas operations (£m)	Borrowing taken out to hedge the net investments (£m)	Remaining structural currency exposure (£m)	Net investments in overseas operations (£m)	Borrowing taken out to hedge the net investments (£m)	Remaining structural currency exposure (£m)	Net investments in overseas operations (£m)	Borrowing taken out to hedge the net investments (£m)	Remaining structural currency exposure (£m)
US Dollar	90	49	41	72	53	19	222	185	37
Euro	824	812	12	583	493	90	304	190	114
Australian Dollar	1,119	1,099	20	1,000	847	153	371	315	56
Other	11		11	7		7	2	2	
Total	2,044	1,960	84	1,662	1,393	269	899	692	207

There are no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains or losses.

45. Assets and Liabilities in Foreign Currencies

	Group		
	2004 (£m)	2003 (£m)	2002 (£m)
The aggregate amounts of assets and liabilities denominated in currencies other than sterling were:			
Assets	84,656	75,051	73,420
Liabilities	115,954	116,217	115,484

The above figures do not reflect the Group's exposure to foreign exchange, which is significantly lower as it is hedged by off-balance sheet instruments.

46. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	2004 (£m)	2003 (£m)	2002 (£m)
Group operating profit	4,468	3,706	2,849
(Increase)/decrease in prepayments and accrued income	(42)	(429)	806
Increase/(decrease) in accruals and deferred income	640	403	(684)
Provision for bad and doubtful debts	1,201	1,025	832
Depreciation and goodwill amortisation	823	724	634
Amortisation of discount on debt securities	(7)	(2)	(6)
Income from long-term assurance business	(714)	(525)	(233)
Interest on subordinated liabilities	763	650	518
Profit on sale of investment securities	(108)	(43)	(37)
Gain on sale of fixed assets		(9)	(14)
Provisions for liabilities and charges	251	199	216
Provisions utilised	(172)	(228)	(236)
Provisions against debt securities and equity shares	21	29	24
Exchange differences	1,155	903	384
Other non-cash movements	(50)	(110)	
Net cash inflow from trading activities	8,229	6,293	5,053
Net (decrease)/increase in notes in circulation	(93)	(7)	84
Net (increase)/decrease in items in course of collection	(170)	239	(110)
Net decrease/(increase) in treasury and other eligible bills	3,737	(2,100)	(1,893)
Net increase in loans and advances to banks and customers	(24,052)	(34,051)	(34,879)
Net increase in deposits by banks and customer accounts	18,388	18,403	24,893
Net decrease/(increase) in other debt securities	531	(2,595)	(5,927)
Net increase in other assets	(823)	(142)	(3,217)
Net (decrease)/increase in other liabilities	(942)	2,801	3,759
Net increase in debt securities in issue	5,623	19,087	11,243
Net cash inflow/(outflow) from operating activities	10,428	7,928	(994)

47. Gross Cash Flows

	Notes	2004 (£m)	2003 (£m)	2002 (£m)
(i) Returns on investments and servicing of finance				
Interest paid on subordinated liabilities		(741)	(569)	(515)
Preference dividends paid		(37)	(37)	(37)
Dividends paid to minority shareholders in subsidiary undertakings		(194)	(176)	(148)
		(972)	(782)	(700)
(ii) Capital expenditure and financial investment				
Transfers from/(to) long-term assurance business		60	16	(309)
Purchase of investment securities		(28,420)	(23,273)	(19,745)
Sale and maturity of investment securities		18,731	17,964	23,428
Purchase of property and equipment		(360)	(363)	(391)
Sale of property and equipment		102	65	100
Purchase of operating lease assets		(1,114)	(1,350)	(1,287)
Sale of operating lease assets		621	639	415
		(10,380)	(6,302)	2,211

47. Gross Cash Flows (continued)

	Notes	2004 (£m)	2003 (£m)	2002 (£m)
(iii) Acquisitions and disposals				
Investment in subsidiary undertakings and business interests		(22)	(592)	
Investment in associated undertakings, joint ventures and business interests		(34)	(97)	(141)
Disposal of associated undertakings, joint ventures and business interests		29	64	27
		(27)	(625)	(114)
(iv) Financing				
Issue of HBOS Ordinary Shares	50	114	70	1,319
Issue of subordinated liabilities	50	2,466	3,673	1,287
Minority interest acquired		395	628	24
Minority interest disposed		(20)	(23)	(9)
Repayments of subordinated liabilities	50	(517)		(66)
Contribution to Employee Share Trust				(12)
Movement in own shares		15	2	(12)
		2,453	4,350	2,531

48. Acquisitions and Disposals

(a) Acquisitions during the year ended 31 December 2004

Acquisitions during 2004 were as follows:

(i) On 30 September 2004, the Group acquired 100 per cent. of Micrah Services Limited.

(ii) On 1 November 2004, the Group increased its shareholding in Drive Financial Services LP from 49.0 per cent. to 64.5 per cent.

(iii) On 12 November 2004, the Group acquired 100 per cent. of Porterbrook Leasing Company (Euro) Limited.

The acquisition method of accounting has been applied to each of these acquisitions.

The following table summarises the combined effect of these acquisitions. The effect on the Group's profit and loss account from the respective dates of acquisition to 31 December 2004 is not material.

	Acquired book value (£m)	Fair value adjustments (£m)	Fair value to the Group (£m)
Loans and advances to banks and customers	512		512
Interests in other associated undertakings	(42)		(42)
Operating lease assets	114	8	122
Other assets	23		23
Total Assets	607	8	615
Deposits by banks, Customer accounts and Debt securities in issue	565		565
Other liabilities	13		13
Minority interests	23		23
Total Liabilities	601		601
Net Assets	6	8	14
Goodwill			8
Consideration			22
Satisfied by:			
Cash			22

(b) Acquisitions during the year ended 31 December 2003

On 31 January 2003 the Group acquired Rothschild Asset Management International Holdings BV ("RAM") for £60 million including costs of acquisition. The book value of net assets acquired was £17 million with no fair value adjustments required, creating a balance of goodwill on the acquisition of £43 million.

48. Acquisitions and Disposals (continued)

On 4 April 2003 the Group acquired the business of the Joint Affinity Credit Card Business developed through Transnational Group Services International Inc. and its UK based subsidiary, Transnational Financial Services Ltd ("Transnational") for a cash consideration of £96 million including costs of acquisition. The book value of net assets acquired was £23 million with no material fair value adjustments required creating a balance of goodwill on the acquisition of £73 million.

On 26 August 2003, HBOS, through its subsidiary undertaking Scottish Western Australia Holdings Pty Ltd acquired all of the ordinary shares of Bank of Western Australia Ltd ("BankWest") which it did not already own. The total consideration including costs of acquisition amounted to £436 million. The minority interest acquired amounted to £229 million with no material fair value adjustments being required creating a balance of goodwill on the acquisition of £207 million.

The acquisition method of accounting has been applied to each of these acquisitions. Goodwill is being amortised over 10 years in respect of RAM and 20 years in respect of Transnational and BankWest reflecting the periods over which the economic benefits are expected to arise.

The following table summarises the effects of these acquisitions.

	Acquired book value and fair value to the Group			
	RAM (£m)	*Transnational (£m)*	*BankWest (£m)*	*Total (£m)*
Loans and advances to banks	44			44
Other assets	16	27		43
Total assets	60	27		87
Other liabilities	(43)	(4)		(47)
Net assets	17	23		40
Minority interests			229	229
Goodwill	43	73	207	323
Consideration	60	96	436	592
Satisfied by:				
Cash	58	96	433	587
Acquisition costs	2		3	5
	60	96	436	592

The effect on the Group's profit and loss account from the respective dates of acquisition to 31 December 2003 is not material.

(c) *Equitable Life Assurance Society ("The Equitable")*

In accordance with the terms of the acquisition of the operating assets, sales-force and unit-linked and non-profit business of The Equitable in March 2001, contingent consideration of up to £250 million would have become payable dependent on the extent to which certain new business sales and profitability targets were achieved in 2003 and 2004 by the distribution channel acquired. These targets have not been achieved and accordingly no provision has been made.

49. Analysis of the Balances of Cash as shown in the Balance Sheet

	As at 1 January 2002 (£m)	*Cashflow (£m)*	*As at 31 December 2002 (£m)*	*Cashflow (£m)*	*As at 31 December 2003 (£m)*	*Cashflow (£m)*	*As at 31 December 2004 (£m)*
Cash and balances at central banks	1,150	223	1,373	8	1,381	177	1,558
Loans and advances to other banks repayable on demand	1,625	1,534	3,159	3,112	6,271	(426)	5,845
	2,775	1,757	4,532	3,120	7,652	(249)	7,403

The Group maintains balances with the Bank of England which, at 31 December 2004, amounted to £1,022 million (2003 £902 million, 2002 £881 million).

50. Analysis of the Changes in Financing During the Year

	2004		2003		2002	
	Share Capital (including Premium) (£m)	*Loan Capital (£m)*	*Share Capital (including Premium) (£m)*	*Loan Capital (£m)*	*Share Capital (including Premium) (£m)*	*Loan Capital (£m)*
At 1 January	2,708	12,882	2,638	9,127	1,319	7,923
Effect of foreign exchange differences		(198)		82		(17)
Proceeds of capital issues (including premium) – HBOS Ordinary Shares	114		70		1,319	
Issue of subordinated liabilities		2,466		3,673		1,287
Repayments of subordinated liabilities		(517)				(66)
At 31 December	2,822	14,633	2,708	12,882	2,638	9,127

51. Related Party Transactions

In the year ended 31 December 2004, the Group provided both administration and processing services to Sainsbury's Bank plc. The amounts in respect of administration and processing services payable to the Group during the year were £38 million (2003 £25 million, 2002 £28 million), of which £24 million was outstanding at the year end (2003 £8 million, 2002 £4 million).

Until the service contract was terminated on 20 August 2003, IBM United Kingdom (Systems Operations) Limited, a non consolidated subsidiary, provided systems operations services to the Group. The amounts in respect of these services payable by the Group during 2003 were £126 million, including an exceptional charge arising from termination of the service contract (2002 £147 million).

52. Main Associated Undertakings (including Joint Ventures)

	Nature of Business	*Issued Share and Loan Capital*		*Group's Interest %*	*Statutory Accounts Made up to*	*Principal Area of Operations*
Incorporated in the UK						
Joint Ventures:						
Centrica Personal Finance Limited	Finance	ordinary	3,000,002	50.0	December 2004	UK
RFS Limited	Finance	ordinary	6,000,006	50.0	December 2004	UK
Lex Vehicle Leasing (Holdings) Ltd and its subsidiaries	Vehicle Leasing	ordinary preference	16,900,002 64,400,000	50.0 50.0	December 2004	UK
First Alternative Holdings Ltd and its subsidiaries	Insurance	ordinary preference	700,000 75,000,000	70.0 100.0	December 2004	UK
esure Holdings Ltd and its subsidiaries	Insurance	ordinary preference	3,330,000 175,170,000	70.0 100.0	December 2004	UK
Other Associated Undertaking:						
Sainsbury's Bank plc	Banking	ordinary loan	140,000,000 80,000,000	45.0 45.0	March 2004*	UK

* The accounts of Sainsbury's Bank plc have been equity accounted in the Group's consolidated accounts on the basis of accounts prepared for the year to 31 December 2004.

All the above are held by subsidiary undertakings.

53. Main Subsidiary Undertakings

	HBOS's Interest in Ordinary Share Capital and Voting Rights %	Principal Business	Incorporated
The Governor and Company of the Bank of Scotland and subsidiaries, including	100†	Banking, financial and related services	UK
HBOS Treasury Services PLC	100	Banking	UK
Bank of Scotland (Ireland) Ltd	100	Banking	Ireland
CAPITAL BANK plc	100*	Banking and personal finance	UK
HBOS Australia Pty Ltd and subsidiaries including Bank of Western Australia Ltd	100	Retail and commercial banking	Australia
Halifax plc	100ø	Banking	UK
Halifax Share Dealing Ltd	100	Execution only stockbroking	UK
HBOS Insurance & Investment Group Ltd and subsidiaries, including	100†	Investment holding	UK
Halifax General Insurance Services Ltd	100	General insurance brokerage	UK
St Andrew's Insurance plc	100	General insurance	UK
Clerical Medical Investment Group Ltd	100	Life assurance	UK
Halifax Life Ltd	100	Life assurance	UK
Halifax Investment Funds Managers Ltd	100	OEIC management	UK
Insight Investment Management Ltd	100	Investment management	UK
St. James's Place Capital plc	60	Financial services	UK

† HBOS holds 100 per cent. of the issued preference share capital.

* Bank of Scotland holds 100 per cent. of the issued preference share capital.

ø HBOS holds 75 per cent. of the issued preference share capital.

54. Transactions with Directors, Officers and Connected Persons

The aggregate amounts outstanding at 31 December 2004 in respect of loans and credit cards which were made available by the Group for persons who are, or were during the year, Directors and officers of HBOS and their connected persons were:

	Number	Aggregate amount outstanding (£000)
Loans	9	5,695
Credit card accounts	15	70

55. Segmental Analysis

Business Sector

Following an internal reorganisation, from 1 January 2004, the Group reported throughout the year through five divisions (Retail, Corporate, Treasury, Insurance & Investment and International), plus Group Items. 2003 figures have been restated to reflect the new structure. 2002 comparatives are presented on the old divisional structure.

	Profit before Tax and Exceptional items (£m)	Exceptional items (£m)	2004 Profit before Tax (£m)	Profit before Tax and Exceptional items (£m)	Exceptional items (£m)	2003 Profit before Tax (£m)
Retail	2,059	(154)	1,905	1,687	(20)	1,667
Corporate	1,376	(12)	1,364	1,101	(6)	1,095
Treasury	262		262	242	(1)	241
Insurance & Investment	1,067		1,067	887		887
International	312	(5)	307	257		257
Group Items	(306)	(7)	(313)	(289)	(92)	(381)
Business						
Bank West						
	4,770	(178)	4,592	3,885	(119)	3,766

	Net Assets 2004 (£m)	Net Assets 2003 (£m)	Total Assets 2004 (£m)	Total Assets 2003 (£m)
Retail	5,379	4,599	185,656	179,702
Corporate	4,666	3,860	87,847	77,598
Treasury	842	907	84,622	73,514
Insurance & Investment	4,943	4,445	57,696	53,094
International	1,793	1,557	27,060	24,505
	17,623	15,368	442,881	408,413

55. Segmental Analysis (continued)

The 2002 results on the old divisional basis is as follows:

	2002			
	Profit before Tax and Exceptional items (£m)	*Exceptional items (£m)*	*Profit before Tax (£m)*	*Net Assets (£m)*
Retail	1,426	(28)	1,398	4,949
Insurance & Investment	589	(6)	583	3,867
Business	307	(16)	291	1,292
Corporate	681		681	2,585
Treasury	231	(9)	222	784
Bank West	75		75	242
Group Items	(247)	(94)	(341)	
	3,062	(153)	2,909	13,719

Geographical

The table below analyses the Group results and assets by the geographical area in which the business is generated. The geographical analysis is prepared in accordance with the location of the relevant company or branch.

	2004			2003			2002		
	UK (£m)	*Rest of World (£m)*	*Group Total (£m)*	*UK (£m)*	*Rest of World (£m)*	*Group Total (£m)*	*UK (£m)*	*Rest of World (£m)*	*Group Total (£m)*
Interest receivable	19,658	1,977	21,635	16,528	1,699	18,227	15,444	1,247	16,691
Fees and commissions receivable	2,465	245	2,710	2,358	228	2,586	1,988	169	2,157
Dealing profits	197	11	208	161	11	172	146	8	154
Income from long-term assurance business	578	136	714	386	139	525	131	102	233
Other operating income	1,332	178	1,510	776	275	1,051	700	204	904
Gross income	24,230	2,547	26,777	20,209	2,352	22,561	18,409	1,730	20,139
Operating profit before exceptional items	3,930	716	4,646	3,187	638	3,825	2,552	450	3,002
Share of operating profits of joint ventures	44	(3)	41	35	(4)	31	19	(11)	8
Share of operating profits of other associated undertakings	46	14	60	17	12	29	19	8	27
Profit on disposal of fixed assets	23		23				25		25
Exceptional items	(173)	(5)	(178)	(119)		(119)	(153)		(153)
Group profit before taxation	3,870	722	4,592	3,120	646	3,766	2,462	447	2,909
Total assets	398,347	44,110	442,457	371,506	36,451	407,957	326,899	27,678	354,577
Joint ventures			254			264			281
Other associated undertakings			170			192			172
Group total assets			442,881			408,413			355,030
Net assets (excluding minority interests)	15,891	1,732	17,623	13,858	1,510	15,368	12,176	1,543	13,719

UNITED KINGDOM TAXATION

The following is a summary of the current United Kingdom taxation treatment of the Preference Shares. It is not exhaustive. It relates only to the United Kingdom taxation position of persons who are the absolute beneficial owners of the Preference Shares who are resident in the UK for tax purposes unless otherwise indicated and may not apply to certain classes of holders, such as dealers in securities. Further, this summary does not constitute tax or legal advice. Holders who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom should consult their professional advisers.

Taxation of Dividends

The Company will not be required to withhold tax at source when paying a dividend.

Individual holders of Preference Shares who are resident in the UK for tax purposes and who receive a dividend from the Company, will generally be entitled to a tax credit (the "**Tax Credit**") (which may be set off against a holder's total income tax liability on the dividend) equal to 1/9th of the amount of the cash dividend (or 1/10th of the aggregate of the cash dividend and the Tax Credit (the "**Gross Dividend**")).

Individual holders of Preference Shares who are liable to UK income tax, other than at the higher rate, will be liable to tax on the Gross Dividend at the rate of 10 per cent. The Tax Credit will satisfy the whole of such holders' income tax liability in respect of the dividend. Individual holders of Preference Shares who are not liable to income tax in the UK in respect of the Gross Dividend will not be entitled to repayment of the Tax Credit.

Individual holders of Preference Shares who are liable to UK income tax at the higher rate will be liable to tax on the Gross Dividend at the rate of 32.5 per cent. After taking into account the 10 per cent. Tax Credit on the Gross Dividend, such individuals will be liable to pay additional UK income tax at the rate of 22.5 per cent. of the Gross Dividend. Individuals who are higher rate taxpayers will therefore pay UK income tax at an effective tax rate of 25 per cent. of the cash dividend received.

Subject to the paragraphs under the sub-heading "***Finance Bill Process***" below, corporate holders of Preference Shares (other than share dealers) who are within the charge to UK corporation tax will not normally be liable to UK corporation tax on any dividend received from the Company.

Holders of Preference Shares who are resident outside the UK for tax purposes will not generally be able to claim repayment of any part of the Tax Credit attaching to dividends paid by the Company, although this will depend on the existence and terms of any double tax treaty between the UK and the country in which the holder of Preference Shares is resident for tax purposes.

Taxation of Capital Gains

The sale, or other disposal, of Preference Shares may give rise to the realisation of a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

An individual holder of Preference Shares who is resident or ordinarily resident in the UK for tax purposes and who realises such a gain may be liable to UK capital gains tax, depending on the holder's circumstances and subject to any available exemption or relief.

Subject to the paragraphs under the sub-heading "***Finance Bill Process***" below, a corporate holder of Preference Shares who is resident in the UK for tax purposes and who realises such a gain, may be liable to UK corporation tax on chargeable gains, depending on the holder's circumstances and subject to any available exemption or relief.

A holder of Preference Shares who is not resident in the UK for tax purposes and who carries on a trade in the UK through a branch or agency or, in the case of a company (subject to the paragraphs under the sub-heading "***Finance Bill Process***" below), a permanent establishment, may be subject to UK capital gains tax or corporation tax (as the case may be) on a disposal of Preference Shares which are used, held, or acquired for the purposes of the branch, agency, or permanent establishment, subject to any available exemption or relief. Special rules apply to individuals who are temporarily not resident nor ordinarily resident in the UK.

Finance Bill Process

Draft provisions included in a Finance Bill published on 24 March 2005 gave rise to uncertainty concerning the position of corporate holders within the charge to UK corporation tax. The relevant provisions have not, however,

been included in the Finance Act which passed into law on 7 April 2005. It is expected, however, that a further Finance Bill will be introduced at some point following the general election and the re-call of Parliament on 11 May 2005. In the event that such Bill contains draft provisions which are similar to those included in the Finance Bill published on 24 March 2005, and such provisions are enacted into law, then the position outlined in the preceding paragraphs under the sub-headings "***Taxation of Dividends***" and "***Taxation of Capital Gains***" for corporate holders within the charge to UK corporation tax may not apply.

Corporate holders within the charge to UK corporation tax should therefore obtain their own independent advice as to their tax treatment.

UK Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

Issue of the Preference Shares

To the extent that they are issued to a nominee for Euroclear or Clearstream, Luxembourg, SDRT will be payable on the issue of the Preference Shares at the rate of 1.5 per cent. of the price paid for the Preference Shares when they are so issued. The Company will pay or procure payment of such SDRT.

No liability for SDRT will arise on the issue of the Preference Shares to the extent that they are issued to be held directly in CREST accounts other than by accountholders which are nominees for Euroclear or Clearstream, Luxembourg.

Transfer of Preference Shares held through Euroclear or Clearstream, Luxembourg

So long as, and to the extent that, the Preference Shares are held through Euroclear or Clearstream, Luxembourg, and provided that neither Euroclear nor Clearstream, Luxembourg makes a relevant election pursuant to section 97A of the Finance Act 1986, neither SDRT nor stamp duty will generally be payable on the transfer of a beneficial interest in the Preference Shares (provided, with respect to stamp duty, that no instrument of transfer is executed in relation to the transfer).

Transfer of Preference Shares held in CREST

In any other case, a written instrument of transfer of Preference Shares will generally attract *ad valorem* stamp duty at the rate of 0.5 per cent. (rounded up to the nearest £5) of the amount or value of the consideration for the transfer. SDRT at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer will arise on an unconditional agreement to transfer the Preference Shares (which would include a transfer effected via CREST). SDRT will not be payable, or any SDRT that has been paid will be repayable, if stamp duty is paid in respect of the transfer. Any such stamp duty or SDRT is normally paid by the purchaser.

Generally, *ad valorem* stamp duty and SDRT do not apply to either gifts or on transfers from a nominee to another nominee or to the beneficial owner, although in cases of transfers where no *ad valorem* stamp duty arises, a fixed stamp duty of £5 may be payable if a document is executed to effect the transfer.

Transfer of Preference Shares between CREST and Euroclear or Clearstream, Luxembourg

If the Preference Shares are transferred by a shareholder holding them directly in a CREST account to a purchaser who will hold the Preference Shares through Euroclear or Clearstream, Luxembourg, such transfer would attract SDRT of 1.5 per cent. on the price paid for the transfer. The liability for payment of this SDRT will depend on the arrangements in place between the seller, Euroclear or Clearstream, Luxembourg and the purchaser.

UNDERWRITING ARRANGEMENTS AND SELLING RESTRICTIONS

1. Underwriting Arrangements

Pursuant to an agreement dated 9 May 2005 between the Company and the Managers:

(a) the Company has agreed, subject to certain other conditions, to issue the Preference Shares to be issued under the Offer;

(b) the Managers have agreed, subject to certain conditions, to subscribe for and purchase and/or procure subscribers and/or purchasers for the Preference Shares to be issued and sold under the Offer at the Offer Price;

(c) the Company has agreed to pay to the Managers, conditional on Admission, a commission equal to 1 per cent. of the Offer Price multiplied by the number of Preference Shares issued by the Company in the Offer;

(d) The Lead Managers (on behalf of the Managers) may terminate the Underwriting Agreement in certain circumstances prior to Admission. These circumstances include the occurrence of certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement);

(e) the Company has agreed to pay by way of reimbursement to the Managers or as otherwise set out in the Underwriting Agreement, any stamp duty or stamp duty reserve tax arising, *inter alia*, on the execution and/or delivery of the Underwriting Agreement;

(f) the Company has agreed to pay or cause to be paid (together with any related valued added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, *inter alia*, the Offer, Admission or the other arrangements contemplated by the Underwriting Agreement; and

(g) the Company has given certain representations, warranties, undertakings and indemnities to the Managers. The liabilities of the Company under the Underwriting Agreement are not limited as to time or amount.

2. Selling Restrictions

The distribution of this document and the offer of Preference Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any restrictions, including those set out in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been or will be taken by the Company or the Managers that would permit, other than under the Offer, an offer of Preference Shares or possession or distribution of this document or any other offering material in any jurisdiction where such action is prohibited.

2.1 United States of America

The Preference Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in certain transactions exempt from the registration requirements of the Securities Act. Each Manager has acknowledged that the Preference Shares have not been registered under the Securities Act and may not be offered or sold within the United States except in accordance with Regulation S. Terms used above have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of this offering, an offer or sale of Preference Shares within the United States by a dealer that is not participating in the offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than pursuant to an exemption from registration under the Securities Act.

2.2 United Kingdom

Each Manager has represented, warranted and undertaken that:

2.2.1 *No offer to public – listed securities*: it has not offered or sold and will not offer or sell any Preference Shares to persons in the United Kingdom prior to admission of the Preference Shares to listing in accordance with Part VI of the FSMA, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent)

for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

2.2.2 *Financial promotion*: it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of any Preference Shares in circumstances in which section 21(1) of FSMA does not apply to the Company; and

2.2.3 *General compliance*: it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to Preference Shares in, from or otherwise involving the UK.

ADDITIONAL INFORMATION

1. Introduction

The Directors, whose names are set out on page 2 and in paragraph 5 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation of HBOS

HBOS was incorporated and registered in Scotland on 3 May 2001 with registered number SC 218813 as a public limited company under the Companies Act. The principal legislation under which HBOS operates is the Companies Act. The registered office and head office in the United Kingdom of HBOS is at The Mound, Edinburgh EH1 1YZ.

3. Share capital

3.1 The initial authorised share capital on the incorporation of HBOS was £50,000 divided into 50,000 shares of £1 each. Since incorporation there have been the following changes to the authorised and issued share capital of HBOS:

(a) At an extraordinary general meeting on 12 June 2001, the shares were sub-divided into shares of 25p each and conditional upon a scheme of arrangement made between the Bank of Scotland and the holders of ordinary stock units in the Bank of Scotland under section 425 of the Companies Act (which became effective on 3rd September 2001) the authorised share capital was increased to £904,000,000 by the creation of 1,599,800,000 HBOS Ordinary Shares of 25p each, 375,000,000 9¼ per cent. Preference Shares of £1 each, 125,000,000 9¾ per cent. Preference Shares of £1 each, 250,000 8.117 per cent. non-cumulative Perpetual Preference Shares Class A of £10 each and 150,000 7.754 per cent. non-cumulative Perpetual Preference Shares Class B of £10 each.

(b) In addition, on 12 June 2001 at such extraordinary general meeting, conditional upon a scheme of arrangement made between Halifax Group and its shareholders under section 425 of the Companies Act (which became effective on 4 September 2001) the authorised share capital was increased to £2,889,000,000 and Euro 1,500,000,000 by the creation of a further 3,140,000,000 HBOS Ordinary Shares of 25p each, 200,000,000 6⅛ per cent. Preference Shares of £1 each, 1,000,000,000 Preference Shares of £1 each, and 1,500,000,000 Preference Shares of 1 Euro each.

(c) At the HBOS annual general meeting on 29 April 2003, the authorised share capital was increased to £3,889,000,000, Euro 1,500,000,000 and U.S.$2,500,000,000 by the creation of an additional 1,000,000,000 Preference Shares of £1 each and 2,500,000,000 Preference Shares of U.S.$1 each.

(d) At the HBOS annual general meeting on 27 April 2005, the authorised share capital was increased to £4,685,000,000, Euro 3,000,000,000 and U.S.$4,500,000,000 by the creation of an additional 796,000,000 Preference Shares of £1 each, 1,500,000,000 Preference Shares of 1 Euro each and 2,000,000,000 Preference Shares of U.S.$1 each.

3.2 The following table shows the authorised, issued and fully paid up share capital of HBOS as at 4 May 2005, being the latest practicable date prior to publication of this document.

	Authorised		*Issued and fully paid*	
	(Number)	*(£/Euro/U.S.$)*	*(Number)*	*(£/Euro/U.S.$)*
HBOS Ordinary Shares of 25p each(1) (2)	4,740,000,000	£1,185,000,000	3,909,079,616	£977,269,904
HBOS 9¼ per cent. Preference Shares of £1 each	375,000,000	£375,000,000	300,000,000	£300,000,000
HBOS 9¾ per cent. Preference Shares of £1 each	125,000,000	£125,000,000	100,000,000	£100,000,000
HBOS 6⅛ per cent. Preference Shares of £1 each	200,000,000	£200,000,000	nil	nil
Preference Shares of £1 each	2,796,000,000	£2,796,000,000	nil	nil
Preference Shares of 1 Euro each	3,000,000,000	€3,000,000,000	nil	nil
Preference Shares of U.S.$1 each	4,500,000,000	$4,500,000,000	nil	nil
8.117 per cent. non-cumulative Perpetual Preference Shares Class A of £10 each	250,000	£2,500,000	nil	nil
7.754 per cent. non-cumulative Perpetual Preference Shares Class B of £10 each	150,000	£1,500,000	nil	nil

Notes:

(1) 3,664,000 HBOS Ordinary Shares with a book value of £29,474,813.06 and a par value of £916,000 are held in Treasury. This number is included within the total number of issued fully paid HBOS Ordinary Shares.

(2) 179,138 HBOS Ordinary Shares with a book value of £1,369,534.77 and a par value of £44,784.50 are held for the purpose of satisfying obligations from certain share based compensation schemes. A further 5,000,681 HBOS Ordinary Shares with a book value of £39,380,363 and a par value of £1,250,170.25 are held by the long term assurance business policyholders' funds.

In addition, new preference shares of the Company are contemplated to be issued to the Halifax Preference Shareholders in connection with the Scheme. Completion of the Scheme is subject to a number of conditions, including approval of the Scheme by the Halifax Preference Shareholders at the Court Meeting and by Halifax shareholders at the Extraordinary General Meeting, both of which are scheduled to take place on 6 June 2005, and Court approval of the Scheme.

3.3 The following issues of shares, all of which are credited as fully paid, have been made by HBOS during the three years preceding 4 May 2005 (the latest practicable date before the publication of this document):

	Authorised (Number)	*Issued (Number)*	*Issue prices (p)*
As at 1 January 2002			
HBOS Ordinary Shares	4,740,000,000	3,566,567,091	
HBOS 9¼ per cent. Preference Shares	375,000,000	300,000,000	
HBOS 9¾ per cent. Preference Shares	125,000,000	100,000,000	
Changes during year[1]			
HBOS Sharesave Plan 2001		25,922	562
HBOS Employee Share Option Plan 2002		8,312	751.2
Bank of Scotland Save-as-you earn Scheme		3,014,480	163.6 – 570
Bank of Scotland Executive Stock Option Scheme		1,510,674	110.17 – 712.50
Halifax plc and Halifax Group plc Sharesave Schemes		3,669,681	410 – 578.79
Halifax plc Employee Share option Scheme 2000		430,878	680
Share Dividend Plan		37,547,301	750.6 – 755.4
Issued re acquisition of Shares in MBL Holdings Limited		165,093	636

	Authorised (Number)	*Issued (Number)*	*Issue prices (p)*
As at 1 January 2003			
HBOS Ordinary Shares	4,740,000,000	3,785,643,240	
HBOS 9¼ per cent. Preference Shares	375,000,000	300,000,000	
HBOS 9¾ per cent. Preference Shares	125,000,000	100,000,000	
Changes during year[1]			
HBOS Sharesave Plan 2001		121,740	562
HBOS Employee Share Option Plan 2002		755,596	751.2
Bank of Scotland Save-as-you-earn Scheme		3,170,645	207.864 – 570
Bank of Scotland Executive Stock option Scheme		992,791	188.5 – 712.5
Halifax plc and Halifax Group plc Sharesave Schemes		6,213,325	410 – 578.79
Halifax plc Employee Share option Scheme 2000		295,485	680
Share Dividend Plan		52,942,291	615.9 – 740.7
Issued re acquisition of Shares in MBL Holdings Limited		220,845	715

	Authorised (Number)	Issued (Number)	Issue prices (p)
As at 1 January 2004			
HBOS Ordinary Shares	4,740,000,000	3,850,355,958	
HBOS 9¼ per cent. Preference Shares	375,000,000	300,000,000	
HBOS 9¾ per cent. Preference Shares	125,000,000	100,000,000	
Changes during year(1)			
HBOS Sharesave Plan 2001		251,859	562 – 597.5
HBOS Employee Share Option Plan 2002		1,821,795	654 – 751.2
Bank of Scotland Save-as-you-earn Scheme		1,470,616	218.93 – 570
Bank of Scotland Executive Stock option Scheme		1,379,465	201.5 – 712.5
Halifax plc and Halifax Group plc Sharesave Schemes		2,118,723	410 – 578.79
Halifax plc Employee Share option Scheme 2000		10,198,240	680
Share Dividend Plan		57,749,166	671.3 – 726
Repayment of Halifax Group Loan Notes		313,544	837

	Authorised (Number)	Issued (Number)	Issue prices (p)
As at 1 January 2005			
HBOS Ordinary Shares	4,740,000,000	3,925,659,366	
HBOS 9¼ per cent. Preference Shares	375,000,000	300,000,000	
HBOS 9¾ per cent. Preference Shares	125,000,000	100,000,000	
Changes during year(1)(2)			
HBOS Sharesave Plan 2001		120,155	562 – 597.5
HBOS Employee Share Option Plan 2002		1,448,321	654 – 751.2
Bank of Scotland Save-as-you-earn Scheme		24,792	428.27 – 570
Bank of Scotland Executive Stock option Scheme		937,396	259.83 – 712.5
Halifax plc and Halifax Group plc Sharesave Schemes		40,694	410.0 – 578.79
Halifax plc Employee Share option Scheme 2000		848,892	668 – 680
Cancellation of shares held in Treasury		(20,000,000)	N/A

Notes:

(1) All changes are in respect of HBOS Ordinary Shares unless otherwise noted.

(2) As at 4 May 2005 (the latest practicable date prior to the printing of this document).

3.4 Save as disclosed in paragraph 3.3 above and paragraph 3.8 below:

3.4.1 since 1 January 2002, there has been no issue of share or loan capital of the Company and no material issue of share or loan capital of any subsidiary undertaking (otherwise than intra-Group issues by wholly-owned subsidiary undertakings and pro rata issues by partly-owned subsidiary undertakings) for cash or other consideration;

3.4.2 since 1 January 2002, no commissions, discounts, brokerages or other special terms have been granted by the Company or any subsidiary undertaking in connection with the issue, conversion or sale of any share or loan capital of the Company or any of its subsidiary undertakings; and

3.4.3 no share or loan capital of the Company or any of its subsidiary undertakings is under option or is agreed conditionally or unconditionally to be put under option.

3.5 The making of the Offer was authorised pursuant to a resolution of the Committee of the Board passed on 6 May 2005.

3.6 Under the Articles the Directors are generally and unconditionally authorised to allot relevant securities (within the meaning of section 80 of the Companies Act) up to an aggregate nominal amount of £2,159,000,000, such authority expiring on the date of HBOS's annual general meeting in 2006 or, if earlier, 12 June 2006. In addition, and without prejudice to this existing power of the Directors to allot relevant securities, pursuant to a resolution passed at the annual general meeting on 27 April 2005, the Directors have been generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act to exercise for the period beginning on 27 April 2005 and ending on the date of HBOS's annual general meeting in 2006, or, if earlier, on 12 June 2006, all the powers of HBOS to allot relevant securities up to the aggregate nominal amount of £796,000,000, Euro 1,500,000,000 and U.S.$2,000,000,000.

3.7 By a special resolution on 27 April 2005 the Directors were empowered to allot equity securities (as defined in section 94 of the Companies Act), entirely paid for in cash: (i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7 of the Articles); and (ii) of an amount up to £49,080,217, both free of the restrictions in section 89(1) of the Companies Act (such power expiring on the date of HBOS's annual general meeting in 2006 or, if earlier, 12 June 2006). HBOS remains subject to the continuing obligations of the UK Listing Authority with regard to the issue of securities for cash and the provisions of section 89 of the Companies Act (which confers on shareholders rights of pre-emption in

respect of the allotment of equity securities which are, or are to be, paid up in cash) apply to the balance of the authorised but unissued share capital of HBOS which is not the subject of a disapplication.

3.8 The following table shows the HBOS Ordinary Shares under option, or agreed to be put conditionally or unconditionally under option, as at 4 May 2005 (being the latest practicable date before the publication of this document). The options under the schemes below were granted for nil consideration.

Name of Option Scheme	*Date Option Granted*	*Price (p)*	*Outstanding as at 4 May 2005*	*Date between which options can be exercised*
HBOS plc Sharesave Plan 2001	October 2001	562.00	238,468	1 January 2005 – 1 January 2006
	October 2001	562.00	3,152,583	1 January 2007 – 1 January 2008
	October 2001	562.00	1,556,924	1 January 2009 – 1 January 2010
	September 2002	597.50	3,000,270	1 January 2006 – 1 January 2007
	September 2002	597.50	2,863,898	1 January 2008 – 1 January 2009
	September 2002	597.50	1,303,453	1 January 2010 – 1 January 2011
	September 2003	574.00	5,550,315	1 January 2007 – 1 January 2008
	September 2003	574.00	2,851,665	1 January 2009 – 1 January 2010
	September 2003	574.00	1,193,277	1 January 2010 – 1 January 2011
	September 2004	544.30	5,911,633	1 January 2008 – 1 January 2009
	September 2004	544.30	2,959,968	1 January 2010 – 1 January 2011
	September 2004	544.30	2,119,419	1 January 2011 – 1 January 2012
HBOS plc International Sharesave Plan 2001	October 2001	562.00	9,178	1 January 2005 – 1 January 2006
	October 2001	562.00	75,918	1 January 2007 – 1 January 2008
	October 2001	562.00	22,352	1 January 2009 – 1 January 2010
	September 2002	597.50	65,102	1 January 2006 – 1 January 2007
	September 2002	597.50	43,128	1 January 2008 – 1 January 2009
	September 2002	597.50	9,512	1 January 2010 – 1 January 2011
	September 2003	574.00	85,528	1 January 2007 – 1 January 2008
	September 2003	574.00	47,907	1 January 2009 – 1 January 2010
	September 2003	574.00	7,601	1 January 2011 – 1 January 2012
	September 2004	544.30	284,070	1 January 2008 – 1 January 2009
	September 2004	544.30	358,904	1 January 2010 – 1 January 2011
	September 2004	544.30	97,629	1 January 2012 – 1 January 2013
HBOS plc Employee Share Option Plan 2002	April 2002	751.2	19,238,135	April 2005 – April 2008
	March 2003	654.0	28,128,573	March 2006 – March 2009
	March 2004	712.5	32,730,663	March 2007 – March 2010
Bank of Scotland Save-as-you-earn Scheme	1997	428.27	31,418	December 2004
	1998	459.47	1,060,182	December 2005
	1999	570.00	42,690	December 2004
	1999	570.00	985,439	December 2006
	2000	472.53	1,248,583	December 2005
	2000	472.53	1,041,870	December 2007
Bank of Scotland Executive Stock Option Scheme				
1995 Approved	October 1995	259.83	29,000	March 2005 – October 2005
1995 Unapproved	October 1995	259.83	100,000	March 2005 – October 2005
1996 Approved	October 1996	273.67	31,876	March 2005 – October 2006
1996 Unapproved	October 1996	273.67	219,267	March 2005 – October 2006
1997 Approved	October 1997	535.33	95,358	March 2005 – October 2007
1997 Unapproved	October 1997	535.33	257,482	March 2005 – October 2007
1998 Approved	October 1998	574.33	131,250	March 2005 – October 2008
1998 Unapproved	October 1998	574.33	310,843	March 2005 – October 2008
1999 Approved	October 1999	712.50	188,714	March 2005 – October 2009
1999 Unapproved	October 1999	712.50	307,501	March 2005 – October 2009
2000 Approved	May 2000	538.33	28,434	March 2005 – May 2010
2000 Unapproved	May 2000	551.50	220,285	March 2005 – May 2010
2000 Approved	October 2000	590.67	172,467	March 2005 – October 2010
2000 Unapproved	October 2000	610.00	743,606	March 2005 – October 2010
Halifax plc Sharesave Scheme	July 1997	578.79	14,749	1 September 2004 – 1 September 2005
	August 1998	577.79	145,211	1 October 2005 – 1 October 2006
	August 1999	537.00	4,597	1 October 2004 – 1 October 2005
	August 1999	537.00	92,195	1 October 2006 – 1 October 2007
	August 2000	410.00	3,827,873	1 October 2005 – 1 October 2006
	August 2000	410.00	1,010,077	1 October 2007 – 1 October 2008
Halifax plc Employee Share Option Scheme 2000	February 2001	668-680	1,561,537	February 2004 – February 2006
HBOS plc Long Term Executive Bonus Plan	2003	640	1,734,734	End of February 2006
	2004	717	1,987,258	End of February 2007
	2005	840	1,647,293	End of February 2008
HBOS plc Annual Bonus Plan	March 2003	676	2,631,187	March 2006
	March 2004	736	2,720,256	March 2007
	March 2005	819	2,504,935	March 2008

Name of Option Scheme	Date Option Granted	Price (£)	Outstanding as at 4 May 2005	Date between which options can be exercised
The HBOS St. James's Place Capital Partners Share Option Scheme	2002	827.5	234,079	April 2005
	2003	659	307,132	February 2006
	2004	730.5	486,374	February 2007
	2005	832	473,397	February 2008

4. Summary of the Memorandum and Articles of HBOS

4.1 Memorandum

HBOS's principal object, as stated in Clause 4 of its Memorandum of Association, is to acquire and hold, directly or indirectly, all or any part of the issued share capital of Halifax Group and the Bank of Scotland, to generally carry on business as an investment holding company and to carry on the business of banking and the provision of financial services. The objects of HBOS are set out in full in Clause 4 of the Memorandum of Association which is available for inspection at the addresses specified in paragraph 20 under "***Additional Information***" below.

4.2 Articles

The Articles (adopted on 31 August 2001 as amended by a special resolution dated 27 April 2004) contain the general provisions detailed in this paragraph 4.2. Detailed provisions for rights attached to the Preference Shares are contained in "***Description of the Preference Shares***" above.

4.2.1 *Share capital*

The authorised share capital of HBOS is divided into 4,740,000,000 HBOS Ordinary Shares of 25p each; 375,000,000 9¼ per cent. Preference Shares of £1 each; 125,000,000 9¾ per cent. Preference Shares of £1 each; 200,000,000 6⅛ per cent. Preference Shares of £1 each; 2,796,000,000 Preference Shares of £1 each; 3,000,000,000 Preference Shares of 1 Euro each; 4,500,000,000 Preference Shares of U.S.$1 each; 250,000 8.117 per cent. non-cumulative Perpetual Preference Shares Class A of £10 each; and 150,000 7.754 per cent. non-cumulative Perpetual Preference Shares Class B of £10 each.

Under the Articles the Directors are generally and unconditionally authorised to allot relevant securities (within the meaning of section 80 of the Companies Act) up to an aggregate nominal amount of £2,159,000,000, such authority expiring on the date of HBOS's annual general meeting in 2006 or, if earlier, 12 June 2006. In addition, and without prejudice to this existing power of the Directors to allot relevant securities, pursuant to a resolution passed at the annual general meeting on 27 April 2005, the Directors have been generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act to exercise for the period beginning on 27 April 2005 and ending on the date of HBOS's annual general meeting in 2006, or, if earlier, on 12 June 2006, all the powers of HBOS to allot relevant securities up to the aggregate nominal amount of £796,000,000, Euro 1,500,000,000 and U.S.$2,000,000,000. The Directors have no present intention to exercise such authority other than in connection with the Preference Shares, the Scheme and in connection with the exercise of options granted over HBOS Ordinary Shares.

HBOS's shareholders can, by ordinary resolution, renew or extend this authority for periods of no more than five years from the date of each ordinary resolution.

The Directors are also empowered under the Articles to allot equity securities (within the meaning of section 94 of the Companies Act) for cash, where they have the general authority under section 80 referred to above, as if section 89(1) of the Companies Act did not apply thereto.

There is no limit on the maximum amount of equity securities which can be allotted under this power where the allotment is in connection with a rights issue (as defined in the Articles). In all other cases, the maximum amount of equity securities which can be allotted under that power is £44,400,000 for a period ending on the date of HBOS's annual general meeting in 2006 or, if earlier, 12 June 2006 or the amount stated in a special resolution which renews or extends this period.

During the periods referred to above, the Directors can make offers and enter into agreements which would, or might, require shares to be allotted after these periods.

4.3 **Rights attaching to the HBOS Ordinary Shares**

4.3.1 *Dividends*

(a) Subject to the Companies Act, the Company's Shareholders may by ordinary resolution declare dividends but no such dividend can exceed the amount recommended by the Directors. If the Directors consider that the distributable profits of the Company justify such payments, they can recommend a final dividend (subject to shareholder approval) and/or declare and pay interim dividends. No dividend can be paid otherwise than out of profits available for distribution under the Companies Act, the Regulations and all other laws and regulations applying to the Company (hereinafter called the "**legislation**" in this paragraph 4).

(b) The Directors may offer holders of HBOS Ordinary Shares in respect of any dividend, the right to elect to receive HBOS Ordinary Shares by way of scrip dividend instead of some or all of their cash dividend, but only with the authority of an ordinary resolution passed by the Company's Shareholders.

(c) Any dividend which has not been claimed for 12 years after the passing of the resolution for payment of that dividend will be forfeited and will belong to the Company.

4.3.2 *Voting rights*

(a) Subject to any special rights or restrictions which are given to any class of shares by, or in accordance with, the Articles, when a Shareholder is entitled to attend a general meeting and vote, he has only one vote on a show of hands. His proxy (other than the chairman of the meeting in his capacity as a proxy) is entitled to vote on a show of hands. If there is a poll, a Shareholder or his proxy who is entitled to be present and to vote has one vote for every HBOS Ordinary Share he holds.

(b) Subject to the Articles, a Shareholder can only attend or vote, either in person or by proxy, at general meetings of the Company if they have paid to the Company all calls, and all other sums, relating to their shares which are due at the time of the meeting.

(c) Unless the Directors decide otherwise, a Shareholder is not entitled to attend or vote, either in person or by proxy, at a general meeting of the Company if he fails, for a period of 14 days, to supply the Company with the information required by a notice which has been properly served on that shareholder under section 212 of the Companies Act, or if any other person who appears to be interested in shares held by such Shareholder is given, and fails to reply to, such a notice served on that person within 14 days. The prohibition on attending and voting continues for as long as the failure to reply to the notice served under section 212 of the Companies Act continues.

4.3.3 *Variation of share capital*

Shareholders may by passing an ordinary resolution, do any of the following:

(a) increase the Company's share capital, consolidate, or consolidate and then divide all or any of the Company's shares into shares of a larger nominal amount;

(b) cancel any shares which have not been taken up or agreed to be taken up by any person at the date of the resolution and reduce the amount of the Company's share capital by the amount of the cancelled shares; or

(c) subject to any restrictions in the Companies Act, divide some or all of its shares into shares of a smaller nominal amount.

Subject to the terms of any preference shares in issue, shareholders may by passing a special resolution, reduce the Company's share capital, any capital redemption reserve or share premium account.

4.3.4 *Variation of rights of shares*

(a) Subject to the provisions in paragraph 4.4.7, if the Company's share capital is split into different classes of shares, and if the legislation allows this, the special rights which are

attached to any of these classes can be varied or abrogated if this is approved by an extraordinary resolution passed at a separate meeting of the holders of the relevant class of shares.

(b) The special rights may be so varied or abrogated either while the Company is a going concern or during, or in contemplation of, a winding up.

(c) The necessary quorum for such a meeting (except an adjourned meeting) is at least two people who hold (or act as proxies for) at least one third of the total nominal value of the existing shares of the class and anybody who is present in person or by proxy may demand a poll.

4.3.5 *Purchase of own shares*

Subject to the terms of any preference shares in issue, the legislation and the rights of holders of any class of shares, the Company can buy back any class of shares.

4.3.6 *Distribution of assets on liquidation*

If the Company is wound up, the liquidator can, with the authority of an extraordinary resolution passed by the Shareholders:

(a) divide among the Shareholders the whole or any part of the assets of the Company (whether they consist of property of the same kind or not) and, for that purpose, set such value as he considers fair upon any property and decide how such division is carried out between the Shareholders subject to the rights of any class of share which then exist; and

(b) transfer any part of the assets to trustees upon such trusts for the benefit of the Shareholders as the liquidator decides;

but no Shareholder will be compelled to accept any shares or other property which carries a liability.

4.4 The rights attaching to the preference shares

The principal rights attaching to the preference shares are summarised below.

4.4.1 *Status and title*

The Other HBOS Preference Shares rank as regards participation in profits and assets equally amongst themselves and with any other class of preference shares that are expressed to rank equally with the Other HBOS Preference Shares as regards participation in profits or assets and have been issued in accordance with the requirements described in paragraph 4.4.7(c) below (together, the "**Priority Preference Shares**"). The Priority Preference Shares rank in priority to the HBOS Ordinary Shares and in priority to any other class of shares in the capital of the Company. No preference shares can be issued in priority to the Priority Preference Shares. Preference Shares can only be issued ranking equally with the Priority Preference Shares if they are issued in accordance with the requirements described in paragraph 4.4.7(c) below.

4.4.2 *Dividends*

(a) Preference shares have a right to a preferential dividend. Before any preference shares of any particular series are first allotted, the Directors must decide the following:

(i) the rate or rates of the dividend (which can be fixed or variable) or how the rate or rates will be decided;

(ii) the date or dates when the dividend will be paid;

(iii) the dates from which dividends will begin to accrue and the dates they accrue to;

(iv) whether the dividend will be paid in, or based on, a different currency from the currency of the preference shares;

(v) whether the rights to receive a dividend are cumulative or not;

(vi) in relation to non-cumulative preference shares, whether certain provisions of the Articles will apply; and

(vii) any other terms or conditions relating to the dividend which must be consistent with the Articles.

(b) The holders of the Other HBOS Preference Shares are, and the holders of the HBOS 6⅛ per cent. Preference Shares will, if issued, be entitled to receive a non-cumulative preference dividend.

(c) The Other HBOS Preference Shares rank for dividend equally amongst themselves save to the extent they are payable on different dates and equally with any other Priority Preference Shares and otherwise in priority to the HBOS Ordinary Shares and in priority to any other share capital in the Company. If any preference shares are issued that do not rank equally with the Other HBOS Preference Shares, those preference shares will rank for dividend behind the Other HBOS Preference Shares.

(d) The Directors:

(i) may in their sole and absolute discretion resolve prior to any dividend payment date that no dividend shall be paid, in whole or in part, on a particular series of preference shares, if the Directors decided that this discretion would apply to that series of preference shares prior to their allotment or the terms of that series of preference shares permit the Directors to have such a discretion at any time after the issue of that series of preference shares; or

(ii) may or (where no such discretion applies) must, declare and pay in full dividends on the preference shares on each dividend payment date if, in the opinion of the Directors, the distributable profits of the Company are sufficient to cover the payment in full of dividends on the preference shares and also the payment in full of all other dividends stated to be payable on such date on any other shares of the Company that are expressed to rank equally with the preference shares as regards participation in profits (including any arrears of dividends on any such shares which have rights to cumulative dividends).

(e) If, in the opinion of the Directors, the declaration or payment of any dividend would breach or cause a breach of the FSA's capital adequacy requirements applicable to the Company or any other member of the Group, then none of that dividend will be declared or paid unless the FSA otherwise agrees.

(f) Holders of preference shares will have no further right to participate in the profits of the Company and if and to the extent that any dividend (or any part of a dividend) is not paid, the holders of non-cumulative preference shares will have no claim in respect of such non-payment.

(g) If the Directors consider that the distributable profits of the Company are not sufficient to cover the payment in full of dividends as described in paragraph 4.4.2(d) above, the Directors must, subject to (d)(i) and (e) above, first declare the dividends on the Priority Preference Shares or (if there is not sufficient distributable profits) a reduced dividend. If there are distributable profits remaining after the declaration of dividends on the Priority Preference Shares the Directors must, subject to (d)(i) and (e) above and to any restrictions on the payment of dividends that may apply, declare dividends on any other preference shares or (if there are not sufficient distributable profits) a reduced dividend.

(h) If the whole or part of any dividend is not paid on the Other HBOS Preference Shares and HBOS 6⅛ per cent. Preference Shares (if issued) for the reasons described in paragraph 4.4.2(e) or paragraph 4.4.2(g) above (or, in the case of the HBOS 6⅛ per cent. Preference Shares (if issued and if the Directors decide that the discretion in (d)(i) above applies) because of an exercise of the Directors' discretion), the Directors will (or, in the case of the HBOS 6⅛ per cent. Preference Shares, may (if issued and if the Directors decide that the obligation to allot and issue additional preference shares shall be discretionary)), if the Company has sufficient distributable profits and/or reserves to do so, allot and issue to each

holder of Other HBOS Preference Shares and to each holder of the HBOS 6⅛ per cent. Preference Shares an additional number of Other HBOS Preference Shares and HBOS 6⅛ per cent. Preference Shares of the same class, credited as fully paid. Similar rights will attach to other Priority Preference Shares and may attach to other preference shares if the Directors so decide before those shares are first allotted.

4.4.3 *Capital*

On a return of capital or distribution of assets, whether or not on a winding up (but other than a redemption or purchase by the Company of any of its share capital) holders of Priority Preference Shares and any other shares whose terms say that they rank equally with them will be entitled to receive out of the surplus assets of the Company remaining after payment of the Company's liabilities in priority to the holders of HBOS Ordinary Shares and in priority to any other share capital in the Company a sum equal to the amount paid up on the preference shares together with any premium which was paid or treated as paid when the preference shares were issued, the amount of dividend which is due for payment on or after the date of commencement of the winding up or other return of capital but which is payable in respect of a period ending on or before such date and the proportion (whether or not declared or earned) of the dividend that would otherwise be payable and is not otherwise paid in cash in respect of any period that begins before, but ends after, the date of commencement of the winding up or other return of capital and which is attributable to the part of the period that ends on such date.

4.4.4 *Redemption*

Subject to the Articles and to the provisions of the Companies Act, the Regulations, all other laws and regulations applying to the Company and the prior consent of the FSA (if such consent is required, in which case, the FSA may impose conditions on the redemption), the Company may at its option, redeem any series of preference shares unless the Directors have decided before those shares are first issued that they cannot be redeemed. The preference shares of a series are redeemable on any date, which falls on or after the date the Directors have chosen as the first date on which the preference shares can be redeemed. Such first date must not be less than five years and one day after the preference shares of that series were first allotted. If issued and allotted, the HBOS 6⅛ per cent. Preference Shares may be redeemed on the first dividend payment date which falls after the twenty-fifth anniversary after 19 April 1999 or any fifth anniversary thereafter.

In the event that fewer than all of the preference shares of a series are to be redeemed, the preference shares to be redeemed will be selected by the Company by lot in the presence of its auditors on such basis as the Directors consider appropriate at the time.

The amount payable on redemption of any redeemable preference share will be the nominal value paid up or treated as paid up, any premium paid when the preference share was issued (if the Directors have so decided before the preference shares were first allotted) and any accrued but unpaid dividend in respect of the period from the dividend payment date last preceding the date fixed for its redemption to the redemption date (if the Directors have so decided before the preference shares were first allotted).

4.4.5 *Voting*

(a) Subject to paragraph 4.4.5(b) below, holders of preference shares will only be entitled to receive notice of and to attend any general meeting of shareholders of the Company and to speak and vote upon any resolution proposed at such meeting if a resolution is proposed either varying or abrogating any of the special rights attached to their preference shares or for, or in relation to, the winding up of the Company (and then in each such case only to speak and vote upon those resolutions).

The holders of the Other HBOS Preference Shares are entitled to receive notice of and attend general meetings but can only speak and vote in the same circumstances as the holders of other preference shares.

(b) If on the dividend payment date immediately preceding the date of notice of any general meeting of the Company, the dividend has not been declared and paid in full in cash, holders of the preference shares will be entitled to speak and vote upon all resolutions

proposed at such general meeting except that holders of preference shares other than Other HBOS Preference Shares will only have such right if additional preference shares have not been allotted and issued in the event that the Directors must or may issue such additional preference shares in lieu of a cash dividend in accordance with the rights granted to such preference shares before they were first allotted. In these circumstances only, the special rights of the holders of the preference shares so to vote will continue until the Company has resumed the payment in full of the dividend or (if applicable) the additional preference shares have been allotted and issued.

(c) Unless the Directors decide otherwise before preference shares of any series are first allotted, on a show of hands, every holder of preference shares who is entitled to vote or any proxy (other than the chairman of the meeting in his or her capacity as proxy) or a corporate representative for that holder, in each case who is present in person, will have one vote. On a poll, each holder of preference shares who is entitled to vote and who is present in person, by corporate representative or by proxy, will have such number of votes for such amount of nominal value of preference shares of which he or she is the holder as the Directors shall decide before the preference shares of that series are first allotted, save that holders of the Other HBOS Preference Shares have and, if issued, the holders of the 6⅛ per cent. Preference Shares will have one vote for each £1 of nominal value held.

4.4.6 *Purchase of own shares*

Subject to the provisions of the Companies Act, all other laws and regulations applying to the Company and the rights conferred on any other class of shares of the Company and with the prior consent of the Financial Services Authority (for so long as the Company is required to obtain such consent), the Company may at any time and from time to time purchase any preference shares in issue in the open market or by tender (which will be available to all holders of preference shares alike) or if the Directors decide before a series of preference shares is allotted, by private arrangement upon such terms and conditions as the Directors may determine.

4.4.7 *Variation of rights and further issues*

(a) Subject to paragraph 4.4.7(d) below, the special rights attached to a series of preference shares may not be varied or abrogated except with the written consent of the holders of at least three-quarters in nominal value of, or with the approval of an extraordinary resolution passed at a separate meeting of the holders of, that series of preference shares save that in the case of the Other HBOS Preference Shares, the agreement in writing of the holders of a majority in nominal value of, or the approval of an ordinary resolution passed at a meeting of holders of, the relevant class of Other HBOS Preference Shares is sufficient.

(b) The special rights attached to a series of preference shares will be deemed to be varied or abrogated if:

(i) the Directors seek to authorise, create or increase the amount of any shares of any class or any security convertible into shares of any class ranking as regards rights to participate in the profits or assets of the Company in priority to the relevant series of preference shares though the Directors can disapply this paragraph with regard to certain junior ranking preference shares;

(ii) following a capitalisation of any reserves which are capable of being distributed to shareholders, the Company's distributable reserves, when aggregated with the distributable reserves of all its subsidiaries, would amount in aggregate to a multiple (which in the case of the Priority Preference Shares is 10) decided before the preference shares of the relevant series are first allotted of the total annual amount of any dividends payable in respect of all preference shares of the Company in issue at the time of capitalisation provided that this will not prevent the Company from capitalising distributable reserves for the purposes of allotting and issuing HBOS Ordinary Shares in lieu of a cash dividend or allotting and issuing additional Other HBOS Preference Shares and HBOS 6⅛ per cent. Preference Shares (if issued) or additional non-cumulative preference shares to holders thereof in lieu of a cash dividend, if applicable;

(iii) any other class of shares of the Company that are expressed to rank as regards participation in the profits or assets of the Company in some or all respects equally with the relevant series of preference shares or any securities convertible into any such shares are created or issued if the dividend payable on the dividend payment date in respect of the relevant series of preference shares immediately preceding such creation or issue has not been paid in full or if additional Other HBOS Preference Shares and HBOS 6⅛ per cent. Preference Shares (if issued) or other additional non-cumulative preference shares have not been allotted and issued in lieu of a cash dividend, if applicable; or

(iv) any resolution is passed for the reduction of the amount of capital paid up on the preference shares of the relevant series.

(c) The Company can only issue further shares ranking equally as regards their right to profits and assets with the Other HBOS Preference Shares if the terms of issue of those shares say they rank equally with them and if:

(i) the Company's auditors have reported in writing to the Company that immediately following such issue, the aggregate nominal amount of the shares to be issued when added to the aggregate nominal amount of any Priority Preference Shares in issue does not exceed 25 per cent. of the Adjusted Capital and Reserves (as defined in the Articles); and

(ii) the average of the profit after taxation and before extraordinary items and dividends on an annualised basis for the three most recent accounting reference periods of the Company to have ended prior to the date of such issue for each such period exceeds four and one half times the aggregate annual amount of the dividends payable in the current accounting reference period on all the shares in issue which rank equally with, or in priority to, the Priority Preference Shares.

(d) If a matter arises which would amount to a variation or abrogation of the special rights attached to one or more series of preference shares (other than the Other HBOS Preference Shares), the rights attached to the preference shares of that or those series (other than the Other HBOS Preference Shares) (together "**Relevant Shares**") may be varied or abrogated by the agreement in writing of the holders of at least three quarters in nominal value of all the Relevant Shares or with the approval of an extraordinary resolution passed at a separate meeting of the holders of the Relevant Shares, if the effect of that variation or abrogation on all the Relevant Shares is, in the opinion of the Directors, substantially the same provided always that, if the rights attached to the Other HBOS Preference Shares are to be so varied or abrogated, the agreement in writing of the holders of a majority in nominal value of, or the approval of an ordinary resolution passed at a meeting of holders of, the relevant class of Other HBOS Preference Shares, as appropriate, shall be required for the rights attached to such Other HBOS Preference Shares to be so varied or abrogated.

4.4.8 *Issues of convertible shares*

If any convertible preference shares are issued, convertible into HBOS Ordinary Shares or into any other class of shares which ranks equally with or behind any existing preference shares and sharing in the profits and assets of the Company, the Directors can, when such shares become due to be converted, decide how those shares will be converted either in accordance with the Articles or in any other way which the legislation allows.

The Directors can decide to redeem any convertible preference shares at their nominal value provided the redemption is made out of the proceeds of a fresh issue of HBOS Ordinary Shares or any other shares into which they can be converted. If the Directors decide to redeem any convertible preference shares, the Articles set out the provisions which will apply to that redemption.

4.4.9 *Further issues*

Subject to the above, and unless the Directors decide otherwise before the preference shares of any particular series are first allotted, the special rights which apply to those preference shares will not be varied if:

(a) any other series of preference shares is created or issued;

(b) any other shares are created or issued which rank equally with, or behind, the preference shares in sharing in the Company's assets or profits; or

(c) the Company redeems or buys back any of its shares which rank equally with or behind those preference shares in sharing in the Company's assets or profits.

4.5 **General provisions applying to shares**

4.5.1 *Transfer of shares*

(a) Subject to the Regulations, the Directors may refuse to register a transfer of the Company's shares on behalf of a person with a 0.25 per cent. interest or more in shares in relation to which the shareholder or, if different, that person has failed to supply information about his interests in the shares, as required in a section 212 notice under the Companies Act properly served by the Company, unless, amongst other things, the transfer is:

(i) to an offeror under an acceptance of a takeover offer;

(ii) a bona fide sale of the whole of the beneficial ownership of the shares to an unconnected third party; or

(iii) such that the shareholder is not in default as regards supplying the information and the transfer is of part only of his holding.

(b) If the Directors decide not to register the transfer of a share, they must notify the person to whom the shares were to be transferred no later than two months after the Company receives the transfer or the relevant Operator (as defined in the Regulations) instruction.

(c) The Directors can suspend the registration of transfers by closing the register at such times and/or for such periods as the Directors may determine (except that the register cannot be closed without the consent of the Operator in respect of shares which are participating securities under the Regulations) provided that the register is not closed for more than 30 days a year.

4.5.2 *Untraced shareholders*

The Company may sell any shares at the best price reasonably obtainable if:

(a) during a period of 12 years prior to the earliest of the advertisements referred to in paragraph 4.5.2(b) below at least three dividends have been paid and no dividend during that period has been claimed;

(b) the Company has given notice on or after expiry of the 12-year period of its interest to sell the shares by advertisements in a leading national newspaper in the UK and in at least one newspaper appearing in the area which includes the address held by the Company for serving notices relating to the shares;

(c) the Company has not heard from the shareholder or any person entitled to the shares by law during the 12-year period and for three months after the last advertisement is published; and

(d) the Company has notified the UK Listing Authority that it intends to sell the shares concerned.

The net sale proceeds (hereinafter called "**money**" in this paragraph) belong to the Company until claimed. After the sale, the Company must record the name of the shareholder, or (if known) the person who would have been entitled to the shares by law, as a creditor for the money in its

accounts unless the money has been forfeited under the Articles. The Company will not be a trustee of the money and will not be liable to pay interest on it. The money will be forfeited and will belong to the Company if no valid claim for it has been received by the Company during the period of six years from the date on which the relevant shares are sold. Until the money has been forfeited it must be paid to the shareholder who could not be traced, or to the person who would have been entitled to his shares by law, if that person or the shareholder asks for it.

4.6 **General meetings**

An annual general meeting of Shareholders must be held once in each year (within a period of not more than 15 months after the holding of the last preceding annual general meeting). The Directors may convene an extraordinary general meeting of Shareholders whenever they think fit. Shareholders may requisition an extraordinary general meeting under the legislation, in which case the Directors must promptly call such meeting.

General meetings may be held at such time and place as may be determined by the Directors. An annual general meeting may be convened on at least 21 clear days' written notice to Shareholders entitled to receive notices. Most extraordinary general meetings may be convened on at least 14 clear days' notice but extraordinary general meetings, at which it is proposed to pass certain types of resolutions, must be convened on at least 21 clear days' written notice. Two people, who may be Shareholders or proxies for Shareholders, must be present to constitute a quorum for all purposes at general meetings.

The Articles contain detailed provisions on the conduct of general meetings.

4.7 **Directors**

4.7.1 *Appointment of Directors*

Directors may be appointed by the Shareholders or by the Directors. If the Directors appoint a Director, he must retire at the first annual general meeting after his appointment, at which meeting he can be elected by the Shareholders as a Director and this retirement is not taken into account in deciding which and how many Directors should retire by rotation at the annual general meeting.

The Directors can appoint any Director as chairman or vice chairman or to any executive position they decide on. As far as the legislation allows this, they can decide on how long these appointments will be for and on their terms. They can also vary or end such appointments.

4.7.2 *Retirement age of Directors*

Provisions of the legislation which, together with the Articles, would have the effect of restricting the appointment of a Director or requiring a Director to retire because he has reached a particular age, do not apply to the Company. However, any person who is of the age of 70 years or over must retire in accordance with the Articles governing retirement by rotation and any notice of meeting at which a resolution will be proposed to reappoint that person must state the fact that the Director is aged 70 years or over.

4.7.3 *Retirement of Directors by rotation*

At every annual general meeting one third of the current Directors must retire as Directors. If one third is not a whole number, the number of Directors to retire is the number which is nearest to, but smaller than, one third. No Director shall continue to hold office as a Director after the third annual general meeting following his election or re-election, as the case may be, without submitting himself for re-election at the said third annual general meeting. The first Directors to retire are those of 70 years or over, followed by those who do not want to be re-elected, then Directors who have not been elected or re-elected at either of the last two annual general meetings and finally, those who have been longest in office. If there are Directors who were last elected on the same date, they can agree on who is to retire. If they do not agree they must draw lots to decide.

4.7.4 *Remuneration of Directors*

Unless an ordinary resolution is passed saying otherwise, fees will be divided between some or all of the Directors in the way that they decide. The total fees paid to all of the Directors (excluding certain other amounts permitted by the Articles and details of which are given in the next three

paragraphs) must not exceed £4 million a year, or any such higher sum as is decided by an ordinary resolution at a general meeting.

The Directors can award additional remuneration to any Director who holds an executive post, acts as chairman or vice chairman, serves on a committee of the Directors or performs any other services which the Directors consider to extend beyond the ordinary duties of a Director. This other remuneration can take the form of salary, commission or other benefits or can be paid in some other way.

The Directors can also repay to a Director all reasonable expenses incurred to attend and return from general meetings, Directors' meetings or meetings of committees of the Directors or in other ways in connection with the Company's business.

4.7.5 *Pensions and gratuities for Directors*

The Directors may in their absolute discretion, decide whether to award pensions, annual payments, gratuities or other allowances or benefits to people who are, or who were, directors of the Company, provided that the award is made because the person is also an officer, executive or employee of the Company and not simply because he is acting as a Director. The Directors can decide to contribute to any scheme or fund or to pay premiums to a third party for these purposes.

4.7.6 *Permitted interests of Directors*

If the legislation allows, and if the Director has disclosed the nature and extent of his interests to the other Directors, a Director can do one or more of the following:

(a) have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving the Company;

(b) have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving another company in which the Company has some interest; and

(c) alone, or through some firm with which he is associated, do paid professional work for the Company (other than as auditor).

A Director does not have to hand over to the Company any benefit he receives as a result of any transactions that he is permitted to enter into with the Company.

4.7.7 *Restrictions on voting*

Except as mentioned below, and unless the Articles say otherwise, a Director cannot cast a vote on any contract, transaction, arrangement or any other kind of proposal in which he has an interest and which he knows is material. For this purpose, the interests of a person who is connected with a Director under section 346 of the Companies Act are added to the interests of the Director himself. Interests purely as a result of an interest in the Company's shares, debentures or other securities are disregarded. A Director may not be included in the quorum of a meeting in relation to any resolution he is not allowed to vote on. These prohibitions do not apply to a Director in relation to:

(a) a resolution about giving him, or any other person, any security or any indemnity for any money which he, or that other person, has lent at the request, or for the benefit of the Company, any of its holding companies or any of its subsidiaries;

(b) a resolution about giving him, or any other person, any security or any indemnity for any liability which he, or that other person, has incurred at the request, or for the benefit of the Company, any of its holding companies or any of its subsidiaries;

(c) a resolution about giving any security or any indemnity to any other person for a debt or obligation which is owed by the Company, any of its holding companies or any of its subsidiaries, to that other person, if the Director has taken responsibility for some or all of that debt or obligation. The Director can take this responsibility by giving a guarantee, indemnity or security;

(d) a resolution about any proposal relating to any offer of any shares or debentures or other securities for subscription or purchase by the Company, any of its holding companies or

any of its subsidiaries if the Director takes part because he is a holder of shares, debentures or other securities, or if he takes part in the underwriting or sub-underwriting of the offer;

(e) a resolution about any proposal involving any other company if the Director (together with any person connected with the Director under section 346 of the Companies Act) has a direct or indirect interest of any kind (including an interest by holding any position in that company, or by being a shareholder of that company). This does not apply if he knows that he and any persons connected with him hold an interest in shares (as defined in sections 198 to 211 of the Companies Act) representing 1 per cent. or more of:

(i) any class of equity share capital of that company; or

(ii) the voting rights in that company.

Any of these interests of 1 per cent. or more are treated for the purposes of the Articles as being material interests;

(f) any arrangement for the benefit of employees of the Company, any of its holding companies or any of its subsidiaries which only give him benefits which are also generally given to the employees to whom the arrangement relates; or

(g) a resolution about any proposal relating to any insurance which the Company can buy and renew for the benefit of Directors or of a group of people which includes Directors.

Proposals relating to two or more Directors' positions within the Company, or any company in which the Company is interested, or proposals to set up or change the terms of two or more Directors' appointments, can be split up to deal with each Director separately. If this is done, each Director can be included in the quorum for each resolution, except the one concerning him. However, he cannot vote if the resolution relates to appointing him to a company which the Company is interested in if he has an interest of 1 per cent. or more in that company.

If any question comes up at a meeting about whether a Director has a material interest, or whether he can vote, and the Director does not agree to abstain from voting on the issue, the question will be referred to the chairman of the meeting. The chairman's ruling about any other Director is final and conclusive, unless the nature and extent of the Director's interests have not been fairly disclosed to the Directors.

4.8 **Borrowing powers**

Subject to the legislation, the Directors may exercise all the powers of the Company to borrow money; to mortgage or charge all or any of the Company's undertaking, property (present and future) and uncalled capital; to issue debentures and other securities; and to give security, either outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.

4.9 **Indemnity of officers**

So far as the legislation allows, every Director, secretary or other officer of the Company will be indemnified by the Company out of its own funds against all costs, charges, losses, expenses and liabilities incurred by that person:

4.9.1 in performing his duties;

4.9.2 in exercising his powers;

4.9.3 in supposedly doing any of these things; and/or

4.9.4 otherwise in relation to or in connection with his duties, powers or office.

4.10 **Insurance**

The Articles permit the Directors to arrange for the Company to purchase and maintain insurance for the benefit of any persons who are or were at any time directors, secretaries, other officers, employees, agents or consultants of any relevant company or trustees of any pension fund or employees' share scheme in which employees of any relevant company are interested. Each of the following is a "relevant company":

4.10.1 the Company or any holding company of the Company;

4.10.2 any body, whether or not incorporated, in which the Company or any holding company of the Company has or had any kind of direct or indirect interest;

4.10.3 any body, whether or not incorporated which is allied to or associated with the Company or any holding company of the Company;

4.10.4 any subsidiary of any company or other body referred to above; or

4.10.5 any body, whether or not incorporated, acquired by the Company or any subsidiary of the Company (including any building society, the business of which is transferred to the Company or any subsidiary of the Company under section 97 of the Building Societies Act 1986 (as amended)).

4.11 **Head office**

The registered office, head office and corporate headquarters of the Company shall be located in Edinburgh. The Articles of the Company provide that any change to the location of the registered office and/or head office and/or corporate headquarters of the Group from Edinburgh shall require the unanimous approval of the then Directors.

5. Directors of the Company

5.1 The full names of the Directors and their functions are as follows:

James Robert Crosby	Chief Executive
Charles William Dunstone	Non-executive Director
Sir Ronald Garrick	Non-executive Deputy Chairman
Anthony John Hobson	Non-executive Director
Philip Andrew Hodkinson	Group Finance Director and Chief Executive Insurance and Investment Division
Andrew Hedley Hornby	Chief Executive Retail Division
Brian Gammell Ivory	Non-executive Director
Colin Matthew	Chief Executive, Strategy and International Operations
Coline Lucille McConville	Non-executive Director
George Edward Mitchell	Chief Executive Corporate Division
Kathleen Anne Nealon	Non-executive Director
David James Buchanan Shearer	Non-executive Director
Dennis Stevenson	Chairman

The business address of each of the above is: The Mound, Edinburgh EH1 1YZ, United Kingdom.

5.2 Brief histories of the Directors are as follows:

James Crosby

Age 49. Chief Executive. James joined Scottish Amicable in 1977 and spent 10 years as a fund manager followed by senior positions in IT, marketing, finance and corporate development. He led the establishment of the joint venture with J Rothschild Assurance (1991) of which he was a director until 1994. In 1994 he joined Halifax Building Society as Managing Director of Halifax Life and following the acquisition of Clerical Medical in 1996 he became Financial Services and Insurance Director of Halifax. On 1 January 1999, James was appointed Chief Executive of Halifax and also became a director of St. James's Place Capital plc in June 2000. In September 2001, following the Merger, James became Chief Executive of HBOS. James is a Non-executive Director of ITV plc and the FSA.

Charles Dunstone

Age 40. Non-executive Director. Charles is Chief Executive Officer of The Carphone Warehouse Group PLC, Europe's largest independent retailer of mobile communications equipment, which he founded in 1989. In February 2000 he was appointed as a Non-executive Director of Halifax and following the Merger, Charles was appointed as a Non-executive Director of HBOS.

Sir Ronald (Ron) Garrick

Age 64. Non-executive Deputy Chairman. Sir Ron was Chairman of the Weir Group PLC between January 1999 and June 2002, having been Chief Executive since 1982, joining as a graduate trainee in

1962. Sir Ron was awarded the CBE in 1986 and a knighthood in 1994 for services to industry and public life in Scotland. He was Deputy Chairman of Scottish Enterprise from 1992 to 1996 and is a former director of Shell UK plc and Scottish Power plc. In September 2001, following the Merger, Sir Ron was appointed a Non-executive Director of HBOS and in January 2003, he became Deputy Chairman of HBOS. Sir Ron is a chartered engineer and was appointed a Fellow of the Royal Academy of Engineering in 1984. Sir Ron is Chairman of the nomination committee.

Anthony (Tony) Hobson

Age 57. Non-executive Director. Tony is Deputy Chairman of Northern Foods plc and a Non-executive Director of Sage Group plc, Glas Cymru Cyfyngedig and Jardine Lloyd Thompson Group plc. A Chartered Accountant, he was Group Finance Director of Legal & General Group plc for 14 years, retiring in February 2001. He was the Senior Independent Director of Thames Water plc. Tony joined the board of Halifax in May 2001 and, following the Merger, he was appointed a Non-executive Director of HBOS and is also Chairman of the audit committee.

Philip (Phil) Hodkinson

Age 47. Group Finance Director and Chief Executive Insurance and Investment Division. Phil joined Allied Dunbar in 1984 and became Managing Director before moving to Eagle Star Life as Chief Executive. Phil has run the UK life business of Zurich Financial Services and was the founder of Zurich's UK Enterprise portfolio of new insurance, banking and e-commerce operations. He was also appointed Chief Executive of the Insurance and Investment Division of HBOS in September 2001 and is also Chairman of the HBOS Foundation. In March 2005, Phil was also appointed HBOS Group Finance Director. Phil is a Director of Business in the Community, a Fellow of the Institute of Actuaries and a Non-executive Director of St James's Place Capital.

Andrew (Andy) Hornby

Age 38. Chief Executive Retail Division. After graduating from Oxford, Andy joined the Boston Consulting Group where he spent three years working on a range of projects, principally in the media and retail sectors. He then went to Harvard, where he obtained an MBA. On his return, Andy joined Blue Circle, where he held a number of senior line management roles. He moved to ASDA in 1996 and held numerous roles including director of Corporate Development, Retail Managing Director and finally Managing Director of George, ASDA's clothing business. Andy joined Halifax in 1999. Following the Merger, he became Chief Executive of the Retail Division of HBOS. Andy is also a Non-executive Director of GUS plc.

Brian Ivory

Age 56. Non-executive Director. Brian was formerly Chairman of Highland Distillers plc, having been a director since 1978. In 1988 he was appointed Managing Director of Highland Distillers and was Group Chief Executive from 1994 to 1997. He was also Chairman of Macallan-Glenlivet plc from 1996 to 1999 and Treasurer of The Scotch Whisky Association. Brian is Chairman of The Scottish American Investment Company PLC and a Director of Remy Cointreau S.A. and is also Chairman of the National Galleries of Scotland. In February 1998, Brian was appointed a Non-executive Director of the Bank of Scotland and following the Merger, he was appointed a Non-executive Director of HBOS. Brian is Chairman of the remuneration committee. Brian is a Fellow of the Royal Society of Arts and the Royal Society of Edinburgh. He is also a Freeman of the City of London and a Companion of the Institute of Management and used to serve as a member of the Scottish Economic Council.

Colin Matthew

Age 54. Chief Executive, Strategy and International Operations. Colin joined the Bank of Scotland in 1966 and in 1991 was appointed Divisional General Manager, UK Banking-England. In 1994 he was appointed to the Bank of Scotland's management board as General Manager with responsibility for Bank of Scotland Treasury Services plc. In April 1999, Colin became a member of the Bank of Scotland's Group Management Board and was appointed Divisional Chief Executive of Business Banking before being appointed a director of the Bank of Scotland in May 2000. Following the Merger, Colin became Chief Executive of the Business Banking Division of HBOS and as of 1 January 2004, is now Chief Executive, Strategy and International Operations. Colin is a Fellow of The Chartered Institute of Bankers in Scotland.

Coline McConville

Age 40. Non-executive Director. Coline qualified as a lawyer in Australia and has an MBA from Harvard Business School. Coline is the Chief Executive Officer, Europe of Clear Channel International Limited. She was previously with McKinsey & Co. Limited Management Consultants and The L E K Partnership, the German based management consultant. She started her career working for the Australian Consolidation Press in Sydney, Australia. Coline was appointed to the board of Halifax in February 2000 and following the Merger, she was appointed a Non-executive Director of HBOS.

George Mitchell

Age 55. Chief Executive Corporate Division. George joined the Bank of Scotland in 1966 and became an Associate of the Institute of Bankers in Scotland in 1971 and a Fellow in 1993. He has worked in a wide range of business areas and a number of locations including London, New York and Hong Kong. In February 1994, George returned to Edinburgh as General Manager with responsibility for the Bank's Centrebank Division and was also appointed to the Bank of Scotland's Group Management Board. In May 2000, he was appointed a director of the Bank of Scotland and he also became Treasurer and Managing Director of the Bank of Scotland in June 2001 and Governor in 2003. In September 2001, following the Merger, George became Chief Executive of the Corporate Division of HBOS which, with effect from January 2004, incorporates the HBOS Group's Treasury operations.

Kathleen (Kate) Nealon

Age 51. Non-executive Director. Kate was Group Head of Legal and Compliance for Standard Chartered Plc which she joined in 1992. Kate is a U.S. qualified lawyer. She has spoken and written extensively on corporate governance and business ethics. Kate was appointed a Non-executive Director of HBOS with effect from March 2004. She is also a Non executive Director of Cable & Wireless plc, a Non-executive Director to the Independent Regulator of the NHS Foundation Trust Hospitals and a Senior Associate of the Judge Institute of Management, Cambridge University.

David Shearer

Age 46. Non-executive Director. Until 31 December 2003, David was Senior Partner of Deloitte & Touche for Scotland and Northern Ireland, and until September 2003 was a UK board member of Deloitte & Touche. David was previously Director of Global Corporate Finance for Deloitte Touche Tohmatsu. He is a Chartered Accountant and currently a member of the advisory panel to Martin Currie in respect of its developing private equity business. David was appointed a Non-executive Director of HBOS with effect from March 2004. He is also a Governor and Non-executive Director of The Glasgow School of Art.

Dennis Stevenson

Age 59. Chairman. Dennis was appointed a director of Halifax in May 1999 and became Chairman in July of that year. Following the merger of the Bank of Scotland and Halifax in September 2001, Dennis became Chairman of HBOS. He is also Chairman of Pearson plc and a Non-executive Director of Manpower Inc, Chairman of the House of Lords Appointments Commission and Chancellor of the University of Arts London. He is also President of the Employers Forum on Age.

5.3 The following table shows in respect of each of the Directors the names of all companies and partnerships outside of the HBOS Group (together with St. James's Place Capital which operates independently of the HBOS Group) of which he or she has, at any time in the five years prior to the date of this document, been a director or partner, as appropriate:

Director	*Company Name*	*Status*
James Crosby	Financial Services Authority	Current
	Granada plc	Resigned
	ITV plc	Current
	Queen Margaret's School York Limited	Current
	St. James's Place Capital plc	Current
	The Association of British Insurers	Current
Charles Dunstone	Antika Retail Limited	Current
	Bodycove Plc	Resigned
	Cellcom Limited	Current
	Cellular Data Services Limited	Resigned
	Cellular Repair Services Limited	Resigned
	Core Telecommunications Limited	Current
	CPW UK Group Limited	Current
	Daily Mail and General Trust PLC	Current
	Evergreen Services Holdings Limited	Current
	Fresh Telecom Limited	Current
	G-One Limited	Resigned
	IMD Media Limited	Current
	Independent Media Distribution Plc	Current
	ISE-NET Solutions Limited	Current
	Martin Dawes Switched Services Limited	Current
	MPE Express	Resigned
	Mviva Limited	Current
	Old Opal Telecom PLC	Current
	Opal Telecom Limited	Current
	Opal Telecommunications PLC	Current
	Phone Properties Limited	Resigned
	Prince's Trust Events Limited	Resigned
	Prince's Trust Trading Limited	Current
	PYBT Events Limited	Resigned
	Switch Digital (London) Limited	Resigned
	The Carphone Warehouse (Digital) Limited	Resigned
	The Carphone Warehouse Group PLC	Current
	The Carphone Warehouse Limited	Current
	The Carphone Warehouse Services Limited	Current
	The Carphone Warehouse UK Limited	Current
	The Phone House Holdings (UK) Limited	Current
	Tristar Cars Limited	Resigned
Sir Ronald Garrick	AOC Hopkinsons Limited	Resigned
	Mather & Platt Machinery Limited	Resigned
	The Weir Group PLC	Resigned
	TWG Investments (No.1) Limited	Resigned
	Weir Group (Overseas Holdings) Limited	Resigned
	Weir Group Investments Limited	Resigned
Anthony Hobson	Banner Life Assurance Company Limited	Resigned
	Banner Life Insurance Company Limited	Resigned
	Dwr Cymru (Financing) Limited	Resigned
	Dwr Cymru (Holdings) Limited	Resigned
	Dwr Cymru Cyfyngedig	Current
	ESG RE Limited	Resigned
	esure Holdings Limited	Current
	esure Insurance Limited	Current
	First Alternative Holdings Limited	Current
	First Alternative Insurance Company Limited	Current
	Glas Cymru (Securities) Limited	Resigned
	Glas Cymru Cyfyngedig	Current
	Jardine Lloyd Thompson Group plc	Current
	Legal & General Assurance Society Limited	Resigned
	Legal & General Bank (Holdings) Limited	Resigned
	Legal & General Direct (Holdings) Limited	Resigned
	Legal & General Finance Inc	Resigned
	Legal & General Finance plc	Resigned
	Legal & General Group plc	Resigned
	Legal & General Holdings (Overseas) Limited	Resigned
	Legal & General Holdings Limited	Resigned
	Legal & General Insurance Holdings Limited	Resigned
	Legal & General International (Holdings) Limited	Resigned
	Legal & General International Limited	Resigned
	Legal & General Investment (Management) Holdings Limited	Resigned
	Legal & General Overseas Holdings Limited	Resigned
	Liberata plc	Current
	Northern Foods plc	Current
	Precis (Python)	Current
	Sage Group plc	Current
	Thames Water plc	Resigned
	Welsh Water Utilities Finance plc	Resigned

Director	*Company Name*	*Status*
Phil Hodkinson	ADT Nominees Limited	Resigned
	Allied Dunbar (Sales Management Pension Plan)Trustee Limited	Resigned
	Allied Dunbar (Staff Pension Plan)Trustee Limited	Resigned
	Allied Dunbar Asset Management plc	Resigned
	Allied Dunbar Assurance plc	Resigned
	Allied Dunbar Bank International Limited	Resigned
	Allied Dunbar Consultancy Services Limited	Resigned
	Allied Dunbar Financial Advisers Limited	Resigned
	Allied Dunbar Financial Consultancy	Resigned
	Allied Dunbar Financial Services Limited	Resigned
	Allied Dunbar Franchise Management Limited	Resigned
	Allied Dunbar Franchise Network Limited	Resigned
	Allied Dunbar Franchise of Choice Limited	Resigned
	Allied Dunbar Healthcare Marketing Limited	Resigned
	Allied Dunbar International Assurance Limited	Resigned
	Allied Dunbar International Capital Protector Funds plc	Resigned
	Allied Dunbar International Fund Managers Limited	Resigned
	Allied Dunbar International Funds Limited	Resigned
	Allied Dunbar International Nominees Limited	Resigned
	Allied Dunbar International Property Holdings Limited	Resigned
	Allied Dunbar Leisure Services Limited	Resigned
	Allied Dunbar Training and Development Services Limited	Resigned
	Business in the Community	Current
	Dunbar Bank plc	Resigned
	Dunbar Commercial Loan Brokers Limited	Resigned
	Dunbar Group plc	Resigned
	Dunbar Sports and Social Club Limited	Resigned
	Eagle Star (International Life) Limited	Resigned
	Eagle Star ISA Manager Limited	Resigned
	Eagle Star Life Assurance Company Limited	Resigned
	Eagle Star Unit Managers Limited	Resigned
	Employee Services Limited	Resigned
	esure Holdings Limited	Current
	esure Insurance Limited	Current
	esure Services Limited	Current
	First Alternative Holdings Limited	Current
	First Alternative Insurance Company Limited	Current
	Pilot Assurance Company Limited	Resigned
	Property Now Limited	Resigned
	Sainsbury's Bank Plc	Current
	Scudder Investments Holdings Limited	Resigned
	Scudder Threadneedle Investment Management Services Limited	Resigned
	Sterling Assurance plc	Resigned
	Sterling ISA Managers Limited	Resigned
	Sterling Pension Services Limited	Resigned
	St. James's Place Capital plc	Current
	Zurich Bank plc	Resigned
	Zurich Financial Services (Isle of Man) Group Services Limited	Resigned
	Zurich Financial Services (Isle of Man) Holdings Limited	Resigned
	Zurich Financial Services (Isle of Man) Insurance Manager Limited	Resigned
	Zurich Financial Services (Isle of Man) Reinsurance Manager Limited	Resigned
	Zurich Financial Services UK IFA Group Limited	Resigned
	Zurich Financial Services UK Life Limited	Resigned
	Zurich Life Assurance Company Limited	Resigned
Andy Hornby	GUS plc	Current
	Sainsbury's Bank Plc	Current
Brian Ivory	Brewlands Farms Partnership	Current
	City of London (Freeman)	Current
	Doldy Farms Partnership	Current
	Enitar Limited	Current
	Goose Investments Limited	Current
	Institute of Management (Companion)	Current
	International Financial Services London	Current
	National Galleries of Scotland (Chairman)	Current
	Orpar SA	Current
	Remy Cointreau SA	Current
	Retec Interface Ltd	Current
	The National Piping Centre	Current
	The Patrons of the National Galleries of Scotland	Current
	The Piping Centre Trading Limited	Current
	The Piping Centre Tuition Limited	Current
	The Scottish American Investment Company PLC (Chairman)	Current
	The Piping Trust	Current
	Zurich Bank plc	Resigned
	Zurich Personal Finance Limited	Resigned
Coline McConville	Adshel New Zealand Limited	Resigned
	Adshel Street Furniture (NZ) Pty Limited	Resigned
	Affitalia SRL	Resigned
	Buspak Advertising (Hong Kong) Limited	Resigned
	CC Independent (Pty) Limited	Resigned
	CC Independent Media (Pty) Limited	Current
	CC South Africa Investments (Pty) Limited	Current
	China Outdoor Media (Hong Kong) Company Limited	Current
	China Outdoor Media Investment Inc (BVI)	Current

Director	Company Name	Status
	City Lights Limited	Current
	Citysites Outdoor Advertising (Albert) PTY Ltd	Resigned
	Citysites Outdoor Advertising (S.Aust) PTY Ltd	Resigned
	Citysites Outdoor Advertising (W.Aust) PTY Ltd	Resigned
	Citysites Outdoor Advertising PTY Ltd	Resigned
	Clear Channel Airport Ptd Limited (previously CCP Airport Advertising (Singapore))	Current
	Clear Channel Bahamas Limited	Current
	Clear Channel Communications India Pvt Limited (previously More Group India Pvt Limited)	Current
	Clear Channel España	Current
	Clear Channel France	Current
	Clear Channel Holding Italia SpA	Current
	Clear Channel International Limited	Current
	Clear Channel Jolly Pubblicitia SpA	Current
	Clear Channel Media Malaysia	Resigned
	Clear Channel More France	Current
	Clear Channel Overseas Limited	Current
	Clear Channel Singapore Pte Limited	Current
	Clear Media Limited (Bermuda)	Resigned
	Clear Media Limited (formerly China Outdoor Media Investment (HK) Co Ltd)	Resigned
	Defi Group SAS	Current
	ei3 Limited	Resigned
	Focus Panel Advertising Company Ltd	Resigned
	Hainan White Horse Advertising Media Investment Co Ltd	Current
	More Group Services Pty Limited	Resigned
	Street Furniture (NSW) PTY Ltd	Resigned
	The Media Vehicle Group Plc	Resigned
	Urban Design Furniture PTY Ltd	Resigned
	Wall Aktiengesellschaft	Resigned
George Mitchell	Arma Developments Limited	Resigned
	Centrica Personal Finance Limited	Resigned
	Ocean Terminal Developments Limited	Resigned
	Ocean Terminal Limited	Resigned
	Ocean Terminal Services Limited	Resigned
	Sainsbury's Bank Plc	Resigned
	Scottish Financial Enterprise	Resigned
Kate Nealon	Cable & Wireless plc	Current
David Shearer	The Glasgow School of Art	Current
	Deloitte & Touche LLP	Resigned
	Deloitte & Touche	Resigned
	Aberdeen Executive Property Limited	Resigned
	Smart Digs Limited	Resigned
Dennis Stevenson	AerFi Group plc	Resigned
	AerFi International Limited	Resigned
	Aldeburgh Productions	Current
	Cloaca Maxima Limited	Resigned
	Glyndebourne Productions Limited	Current
	House of Lords Appointments Commission	Current
	London Business School	Resigned
	Manpower Inc	Current
	Pearson plc	Current
	Schroder Ventures (1991) Limited	Current
	Takeover Panel	Resigned
	Tate Gallery Projects Limited	Resigned
	The Bankers Benevolent Fund	Current
	The British Council	Current
	The Economist Group Trustee Company Limited	Current
	The Economist Newspaper Limited	Current
	The Royal Society of Musicians of Great Britain (Hon. Member)	Current
	The Tate Gallery Foundation	Current
	University of the Arts London	Current
	Whitehall Trust Limited	Resigned

None of the Directors has:

- any unspent convictions in relation to indictable offences;
- been declared bankrupt or entered into any individual voluntary arrangement;
- been a director with an executive function of any company at the time or within the 12-month period preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with such company's creditors generally or any class of creditors of such company;
- save as set out in this paragraph, been a partner of any partnership at the time or within the 12-month period preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership. David Shearer was a partner at Deloitte & Touche prior to its voluntary dissolution and transfer to become the limited liability partnership, Deloitte & Touche LLP, on 1 August 2002;
- held assets which have been the subject of a receivership;

- been a partner of any partnership at the time of or within the 12-month period preceding any receivership of the assets of such partnership;
- been publicly criticised by any statutory or regulatory authorities (including designated professional bodies); or
- been disqualified by a court from acting as a director of any company or from acting in the management or conduct of the affairs of any company.

6. Directors' Service Agreements

6.1 Remuneration

The remuneration (including salary and other benefits) payable under the Chairman's and Executive Directors' service agreements and the Non-executive Directors' letters of appointment are as follows:

		Year ended 31 December 2004				
Director	*Appointment date*	*Salary (including fees & further remuneration) (£000)*	*Taxable benefits (£000)*	*Annual cash incentive (£000)*	*Deferred share incentive for 2001 (£000)*	*Total year end 31 December (£000)*
Chairman						
Dennis Stevenson[3]	5 June 2001	538	—	—	—	538
Executive Directors						
James Crosby[1,5,6,8,9]	5 June 2001	808	24	534	117	1,483
Phil Hodkinson[1,5,6,8,9]	24 September 2001	427	19	285	—	731
Andy Hornby[1,5,6,8,9]	5 June 2001	598	18	395	67	1,078
Colin Matthew[1,8,9]	5 June 2001	423	13	285	—	721
George Mitchell[1,8,9]	5 June 2001	557	14	366	—	937
Non-executive Directors[4]						
Charles Dunstone	5 June 2001	56	—	—	—	56
Sir Ronald Garrick	5 June 2001	158	—	—	—	158
Anthony Hobson	5 June 2001	195	—	—	—	195
Brian Ivory	5 June 2001	124	—	—	—	124
Coline McConville	5 June 2001	70	—	—	—	70
Kate Nealon	23 March 2004	49	—	—	—	49
David Shearer	23 March 2004	50	—	—	—	50
Former Directors[2]	**Leaving date**					
Mike Ellis[1,8,9]	31 December 2004	553	17	362	88	1,020
John Maclean	27 April 2005	134	—	—	—	134
Sir Bob Reid	27 April 2004	19	—	—	—	19
Louis Sherwood	27 April 2004	38	—	—	—	38
Mark Tucker[1,7,8,9]	24 March 2005	375	7	362	—	744
Philip Yea	30 June 2004	29	—	—	—	29
Aggregate		5,201	112	2,589	272	8,174

Notes:

(1) The annual cash incentive amounts are approved by the remuneration committee and relate to performance under the short-term incentive plan and the special short incentive plan in 2004 against targets including those for earnings per share and return on equity and the attainment of a certain level of profit before tax. The target cash incentive was 60 per cent. of salary and the maximum cash incentive was 90 per cent. of salary. Annual cash incentive figures exclude potential sharekicker enhancements for any element of the incentive taken in shares.

(2) Mike Ellis retired as an Executive Director on 31 December 2004. John Maclean retired as a Non-executive Director on 27 April 2005. Sir Bob Reid retired as a Non-executive Director on 27 April 2004. Louis Sherwood retired as a Non-executive Director on 27 April 2004. Mark Tucker retired as an Executive Director on 24 March 2005. Philip Yea retired as a Non-executive Director on 30 June 2004.

(3) The fee payment to Dennis Stevenson comprises payments made to him personally in respect of the provision of his services as Chairman of the Group of £538,000.

(4) From 1 May 2003 the basic Board membership fee payable to Non-executive Directors was at a rate of £40,000 p.a. and from 1 May 2004 it was increased to a rate of £45,000 p.a. The basic Board membership fee covers the range of duties and responsibilities associated with Non-executive directorship, including Board meetings and the annual general meeting. The figures shown in the table above also include fees for services on committees of the Board. The levels of fees for some Non-executive Directors reflect the significant time spent by them on such committee duties. The figures shown also include fees for services as directors of subsidiaries and joint ventures and for services on other committees.

(5) The salaries shown for James Crosby, Phil Hodkinson and Andy Hornby are the amounts of salary they would have received had they not given up £19,006, £1,606 and £11,696 respectively as additional pension contributions. Short-term incentives, long-term incentives and pension entitlements have been calculated by reference to salaries prior to the reductions for additional pension contributions.

(6) Certain Executive Directors are non-executive directors of other companies. Their roles and fees were as follows:

- James Crosby was a non-executive director of ITV plc throughout 2004. The annual rate of fee (which he retained) was £50,000.
- James Crosby was appointed a non-executive director of the FSA from 15 January 2004. The annual rate of fee (which he will donate to charity) is £22,500.
- James Crosby and Phil Hodkinson were non-executive directors of St. James's Place Capital throughout 2004. The annual fees are paid directly to HBOS and not to them personally.

- Andy Hornby was appointed a non-executive director of GUS plc from 21 January 2004. The annual rate of fee (which he retains) is £35,000. In addition, the annual rate of share-based fee (which he retains) is 2,500 ordinary shares in GUS plc, equivalent to £23,450 based on the market price of GUS plc's ordinary shares at 31 December 2004.

(7) Unlike all other Executive Directors, Mark Tucker was not included in final salary pension arrangements. His contract provided for other arrangements to a value of 25 per cent. of salary per year.

(8) The annual cash incentives for 2004 may be applied, if participants so choose, to buy shares as of March 2005.

(9) Taxable benefits principally comprise the benefits-in-kind values of company cars, healthcare, additional life assurance and concessionary rate mortgages.

6.2 Chairman and Executive Directors' service agreements

6.2.1 *Service arrangements*: The arrangements relating to the provision of the services of the Chairman are covered by a contract which extends to 30 June 2005. If the contract is terminated by the HBOS Group prior to the expiry of the term, contractual compensation equivalent to the balance of fees payable during the balance of the term (subject to a maximum compensation equivalent to one year's fees) may, in certain circumstances, be payable. On 28 February 2005, the HBOS Group invited Dennis Stevenson to serve a further term as Chairman following the expiry of his current appointment on 30 June 2005. He accepted the invitation and as his re-election was approved at the 2005 annual general meeting, he will serve as Chairman for a further three years commencing on 1 July 2005.

All the Executive Directors have rolling service contracts which can be terminated by the HBOS Group on one year's notice and by the Director on six months' notice. If any contract is terminated prior to the expiry of the term, contractual compensation up to the equivalent of one year's basic salary may, in certain circumstances, be payable. There is no contractual compensation entitlement for any of the Directors beyond this. Executive Directors are expected to make reasonable efforts to mitigate for loss arising from early termination of their contracts.

6.2.2 *Executive Director remuneration*: Each Executive Director's salary is reviewed annually by the remuneration committee which consists solely of the Non-executive Directors. The review takes into account information from independent sources in salary rates for comparable jobs in the finance industry and in other selected major public companies.

6.2.3 *Incentive plans*: All Executive Directors participate in incentive plans which are Group-wide. The purpose of the incentive plans is to provide a direct link between each individual's remuneration and his or her performance, that of the division he or she works in and that of the Group, both annually and over the longer term. Performance targets and levels of participation differ in order to align overall individual remuneration with the Group's policy objectives. Payment of incentives, for Executive Directors, is subject to the approval of the remuneration committee. Except in certain circumstances in respect of initial periods of employment, no Executive Director has a contractual right to an incentive. The Group offers both short-term and long-term incentive plans.

(a) *Short-term incentive plans*

The level of incentive payments are dependent on the extent to which participants achieve their operating plan objectives. In 2005, for Executive Directors, payment of the target incentive will require the achievement of targets which include earnings per share and return on equity and the attainment of a certain level of profit before tax and exceptional items. If targets are achieved, the bonus award is 75 per cent. of salary up to a maximum of 112.5 per cent. of salary. Bonus levels for other management levels operate on a variable scale, based on the level and influence of the employee.

These levels of incentive require the Executive Directors to take their annual incentive in shares rather than cash, to retain their shares for three years and remain employed by the HBOS Group, or rank as a qualifying leaver during the three-year period. The remuneration committee believes that this feature clearly aligns the interests of participants and shareholders by encouraging participants to be both long-term colleagues and long-term shareholders, having first achieved stretching performance targets in relation to their operating plans. Participants may take their annual incentive in cash in which case the incentive is released at two-thirds of the level which would normally apply were the incentive taken in shares.

(b) *Long-term incentive plans*

Participants are granted conditional shares shortly after the start of the financial year equal to the number of shares secured by a percentage of the participant's salary and based on the price of the Group's shares, using the average market price in the last 10 Business Days of the previous financial year. The number of shares ultimately released to participants under the plan is dependent on the Group's annualised total shareholder return ("**TSR**") (defined as the gross overall return on HBOS Ordinary Shares after all adjustments for capital actions and re-investment of dividends or other income) over three-year periods, compared to the annualised weighted average TSR of a basket of comparator companies. If the relative TSR performance does not exceed 0 per cent. per annum after three years, the conditional share grant lapses. There is no retest in this or any other circumstance.

The remuneration committee believes that TSR is an appropriate performance measure because it is a robust and transparent measure of the creation of shareholder value; that a relative measure is more motivational and competitively robust than an absolute one; and that a weighted average group made up of the biggest domestic banking and insurance companies is a robust comparator and gives a more effective performance test than a traditional ranking-based league table. Calculations of TSR performance are performed independently of the Group by New Bridge Street Consultants LLP for the purposes of determining outcomes under the plan.

6.2.4 *Benefits*: The Executive Directors are provided with benefits, which principally comprise a company car (or cash in lieu), pension arrangements, paid leave, healthcare cover and preferential terms for Group products.

6.2.5 *Pensions*: The Executive Directors are generally included in membership of tax-approved final salary pension arrangements. These arrangements, taken together, provide a personal pension benefit based on salary only, with a maximum pension of two-thirds of final salary (in broad terms, the last 12 months' salary) at normal retirement age (age 60), subject to the necessary pensionable service. The arrangements also provide a lump sum life assurance benefit of four times salary and pension benefits for spouses/dependants and qualifying children. All tax-approved benefits are subject to Inland Revenue limits. Pension entitlement is based on salary only. Details of the Directors' pension provisions are set out in paragraph 6.3 below.

6.3 Executive Director pension arrangements

Details of each Executive Director's pension and lump sum life assurance entitlement, and the annual contributions (as percentages of pensionable salaries) required to meet the costs of providing those benefits, are as follows:

Director	*Normal Retirement age*	*Pension as a % of final salary*	*Lump sum life assurance as a multiple of salary*	*Cost of benefits as a % of salary*
James Crosby	60	66.7	4	52
Phil Hodkinson	60	55.3	4	52
Andy Hornby	60	66.7	4	45
Colin Matthew	60	66.7	4	26
George Mitchell	60	66.7	4	26

Notes:

(1) Pension is generally based on retirement from service at normal retirement age (age 60) and is based on final salary disregarding, where relevant, the earnings cap as defined in the Finance Act 1989. Pension and lump sum life assurance is provided from the Bank of Scotland 1976 Pension Scheme (the "**Pension Scheme**") and from the Halifax Retirement Fund (the "**Fund**") to the extent permitted by legislation, and otherwise from separate arrangements with the Group. The pension shown generally accrues at a rate of one-thirtieth of salary for each year of service (for members of the Fund) and one-sixtieth of salary for each year of service (for members of the Pension Scheme).

(2) Costs are based on estimates, by the actuaries to the Pension Scheme and to the Fund, of the costs to the Group over the future service periods of the Executive Directors using "attained age" rates. Costs are calculated on funding assumptions adopted for actuarial valuations of the Pension Scheme and the Fund and do not distinguish between the costs of providing benefits from the Pension Scheme and the Fund and the costs of providing benefits from separate arrangements. The costs exclude those covered by personal contributions from Executive Directors but include allowance for the current cost of self-insuring the risk benefits for death in service and ill-health retirement.

(3) On death after retirement or after leaving service, a spouse's pension equal to 50 per cent. of the member's pension for the Pension Scheme and 66.7 per cent. of the member's pension for the Fund may be payable. Children's benefits may also be payable. Under the Pension Scheme, Executive Directors require the consent of HBOS before retiring early. Under the Fund, Executive Directors have a contractual right to retire at age 55 or above with a non-reduced pension and at age 50 or above (but below age 55) with a reduced pension. Pension increases after retirement are a mixture of guaranteed and discretionary. Pension Scheme pensions in respect of service before 6 April 1997 are not guaranteed to increase. Pension Scheme pensions in respect of service after 5 April 1997 are guaranteed to increase in line with the Retail Prices Index, subject to a maximum of five per cent. per annum. The Fund guarantees to increase pensions in line with the Retail Prices Index, subject to a maximum of five per cent. per annum and a minimum of 3 per cent. per annum (no minimum for pensionable service after 31 March 2004). There is an established policy of reviewing pensions on a discretionary basis taking account of increases in the Retail Prices Index. Allowance is made in transfer values on leaving in respect of the guaranteed and discretionary increases outlined above.

The pension entitlements of the Executive Directors are set out in the table below:

Director	*Age*	*Accrued pension at 31 December 2004 (£000)*	*Increase in accrued pension during 2004 (£000)*		*Transfer value at 31 December 2003 (£000)*	*Transfer value at 31 December 2004 (£000)*	*Increase in transfer value less Director's contributions (£000)*	
James Crosby	49	494	68	(55)	5,768	7,427	1,627	(767)
Phil Hodkinson	47	47	17	(16)	358	608	233	(182)
Andy Hornby	38	115	26	(23)	683	958	251	(154)
Colin Matthew	54	270	31	(24)	3,276	4,074	798	(356)
George Mitchell	55	353	29	(20)	3,564	4,175	611	(243)

Notes:

(1) The accrued pension at 31 December 2004 is the pension which the Director would have been entitled to receive based on his completed pensionable service, had he left on 31 December 2004, payable from normal retirement age (age 60) and subject to revaluation increases between leaving and retirement.

(2) The increase in accrued pension is the accrued pension at 31 December 2004 less the accrued pension at 31 December 2003. The amount shown in brackets is calculated on the basis of the disclosure methodology under the requirements of the Listing Rules.

(3) The transfer values are based on the accrued pensions at 31 December 2003 and at 31 December 2004 and are calculated as at 31 December 2003 and 31 December 2004 respectively based on factors supplied by the actuaries of the relevant pension schemes. The transfer values are the notional lump sums which would have been paid to another pension scheme for the benefit of the Director had he left service at the respective dates. It is not possible for a transfer value to be paid directly to the Director personally. The amount shown in brackets is calculated on the basis of the disclosure methodology under the requirements of the Listing Rules. The arrangements for George Mitchell currently provide for some of his benefits to be paid on an unreduced basis only from age 65 (and, in these circumstances the transfer values (£000) at 31 December 2003 and 31 December 2004 are £2,981 and £3,507) but he has a right, shortly before age 60, to elect that all his benefits are paid on an unreduced basis at age 60. The transfer values shown in the table for George Mitchell assume that all of his benefits would be taken on an unreduced basis at age 60.

(4) The Director's contribution is the personal contribution required under the terms of the Fund. No personal contribution is required under the terms of the Pension Scheme. The contribution for James Crosby, Phil Hodkinson and Andy Hornby are aggregates of the personal contributions required under the terms of the Fund, subject to the statutory limit, together with the amounts of salary they gave up as additional pension contributions. Members of the Group's pension schemes have the option to pay additional voluntary contributions. Neither the contributions nor the resulting benefits are included in the above table.

(5) There were no other contributions by the HBOS Group to any money purchase pension arrangements in respect of any Director during 2004.

6.4 Non-executive Directors' letters of appointment

The Non-executive Directors are appointed by letters of appointment with HBOS for an initial three-year term with an expectation, that in most cases, and subject to satisfactory performance, they will be invited to serve a second three-year term. In exceptional circumstances, a Non-executive Director may be asked to serve a third three-year term. The Non-executive Directors' appointments are terminable on one month's written notice.

Remuneration for Non-executive Directors consists solely of fees. There are no short-term incentive plans or long-term incentive plans or benefits for Non-executive Directors. The current base fee for each Non-executive Director is £45,000. In addition, fees are paid for services on committees and for directorships of subsidiaries and joint ventures.

Save as disclosed in this paragraph 6.4 and in paragraph 6.2.1 above there are no existing or proposed service contracts between any Directors and the HBOS Group.

7. Directors' and other interests in HBOS

7.1 As at 4 May 2005 (the latest practicable date prior to the publication of this document), the Directors and their immediate families will have the following beneficial interests in HBOS Ordinary Shares and Other HBOS Preference Shares:

Director	HBOS Ordinary Shares (Number)	Preference Shares (Number)
Chairman		
Dennis Stevenson	298,149	—
Executive Directors		
James Crosby	284,407	—
Phil Hodkinson	257,315	—
Andy Hornby	496,419	—
Colin Matthew	176,090	—
George Mitchell	201,900	—
Non-executive Directors		
Charles Dunstone	100,000	—
Sir Ronald Garrick	19,611	—
Anthony Hobson	6,500	—
Brian Ivory	6,000	—
Coline McConville	2,070	—
Kate Nealon	8,198	—
David Shearer	10,000	—

The interests of the Directors together represent approximately 0.047 per cent. of the issued share capital of HBOS in existence as at 4 May 2005, the latest practicable date prior to the publication of this document.

7.2 Brian Ivory has a non-beneficial interest over 4,500 HBOS Ordinary Shares.

7.3 No Director had any interest in any preference shares in HBOS or in the loan or share capital of any Group undertaking at the date of this document.

7.4 In addition to having an interest in 1,866,659 HBOS Ordinary Shares as detailed in paragraph 7.1 above, the Directors also have interests in HBOS Ordinary Shares as of the date referred to in paragraph 7.1 above, as a result of their participation in employee share incentive plans. These interests were as follows:

7.4.1 *The HBOS plc Annual Bonus Plan – HBOS Directors and former Halifax Directors*: Certain Executive Directors have conditional entitlements to shares arising from the annual incentive sharekicker. Where the annual incentive for 2002 and/or 2003 and/or 2004 was taken in HBOS Ordinary Shares and these HBOS Ordinary Shares are retained in trust for three years, additional HBOS Ordinary Shares may also be transferred to the Directors. The basic shares shown below as at 4 May 2005 (the latest practicable date prior to the publication of this document), which have already vested are also included in the Director HBOS Ordinary Share interests in paragraph 7.1 above. The additional shares shown below as at 4 May 2005 (the latest practicable date prior to the publication of this document), arise as a result of a sharekicker.

	Grant effective from	Basic shares (Number)	Additional shares (Number)
James Crosby	March 2003	32,177	16,088
	March 2004	24,850	12,425
	March 2005	38,458	19,229
		95,485	**47,742**
Phil Hodkinson	March 2003	18,282	9,141
	March 2004	12,826	6,413
	March 2005	20,511	10,255
		51,619	**25,809**
Andy Hornby	March 2003	21,939	10,969
	March 2004	18,437	9,218
	March 2005	28,436	14,218
		68,812	**34,405**
Colin Matthew	March 2003	18,282	9,141
	March 2004	12,505	6,252
	March 2005	20,511	10,255
		51,298	**25,648**
George Mitchell	March 2003	23,889	11,944
	March 2004	17,315	8,657
	March 2005	26,338	13,169
		67,542	**33,770**

Notes:

(1) HBOS Ordinary Shares under these plans were granted using the market price at the date of grant, as follows:

Plan	*HBOS Ordinary Share grant price (£)*
March 2003 – March 2006	6.76
March 2004 – March 2007	7.36
March 2005 – March 2008	8.19

(2) HBOS Ordinary Shares will be released after three years, subject to the basic shares still being held and subject to the participant still being in the HBOS Group's employment at that time or being a qualifying leaver.

7.4.2 *The HBOS plc Long Term Executive Bonus Plan and The HBOS plc Special Long Term Bonus Plan – HBOS Directors and former Halifax Directors*: Details of the HBOS Ordinary Shares which have been conditionally awarded to Directors under the plans are set out below. The performance conditions relating to these conditional awards are set out in the notes below the table.

	Grant effective from	*At 4 May 2005 (Number)*
James Crosby	January 2003	103,125
	January 2004	108,089
	January 2005	98,214
		309,428
Andy Hornby	January 2003	70,312
	January 2004	80,195
	January 2005	72,619
		223,126
Phil Hodkinson	January 2003	58,593
	January 2004	55,788
	January 2005	52,380
		166,761
Colin Matthew	January 2003	58,593
	January 2004	54,393
	January 2005	52,380
		165,366
George Mitchell	January 2003	76,562
	January 2004	75,313
	January 2005	67,261
		219,136
Dennis Stevenson	January 2003	77,343
	January 2004	73,221
	January 2005	65,476
		216,040

Notes:

(1) HBOS Ordinary Shares under these plans were granted using the average market price in the 10 business days ending at the previous year, as follows:

Plan and performance period	*HBOS Ordinary Share grant price (£)*
January 2003 – December 2005/07	6.40
January 2004 – December 2006	7.17
January 2005 – December 2007	8.40

(2) Awards are not pensionable.

(3) For the 2003 grants, all participants can choose to take any shares released after three years based on the three-year performance outcome or can continue to participate in the plan for a further two years and take shares at that point based on the better of the three-year and the five-year performance outcomes. This design feature seeks to motivate participants continually to sustain strong performance or to improve lesser performance for their benefit and the benefit of shareholders. This feature does not apply for the 2004 grants and will not apply for any grants in subsequent years, to reflect the preference on "retesting" expressed by most major institutional investors.

(4) In the case of Dennis Stevenson, it is not possible to include him in the standard Long Term Incentive Plan. Nor is it possible to include him in such an arrangement where the grant is denominated in shares. He is therefore included as the sole participant in the Special Long Term Incentive Plan where the grants are awards of notional shares. He will become entitled to the cash value of any notional shares on vesting but has agreed that this value will, subject to any withholdings for income tax or National Insurance, be applied in acquiring shares on his behalf.

(5) The number of shares to be released is dependent on the HBOS Group's TSR over a three-year period, compared to the annualised weighted average TSR of a basket of comparator companies over an equivalent period. For the grants effective from January 2003, a five-year period can also apply.

7.4.3 *The Bank of Scotland Executive Stock Option Schemes – former Bank of Scotland Directors*: Approved share options granted between 1995 and 2000 under the Bank of Scotland's plans were subject to a performance precondition that options were not capable of being exercised unless growth in diluted earnings per share exceeded the growth in the Retail Prices Index over a period of at least three consecutive financial years by not less than 2 per cent. per annum. No performance target applied in respect of unapproved share options following the third anniversary of grant, as agreed by the Bank of Scotland stockholders at the time of the Merger with Halifax. The performance target in respect of approved share options was satisfied on 31 December 2002 for all grants and consequently all options are exercisable in accordance with the rules of the plans. No further share options have been or will be granted under any of these plans. Details of the options outstanding under the plans in respect of Executive Directors are set out below:

	Grant effective from	*At 4 May 2005 (Number)*	*HBOS Ordinary Share option price (£)*	*Exercisable*
Colin Matthew	October 1995	48,000	2.5983	January 2005 – October 2005
	October 1996	50,000	2.7367	January 2005 – October 2006
	October 1997	28,000	5.3533	January 2005 – October 2007
	October 1998	5,233	5.7433	January 2005 – October 2008
	October 1999	29,777	5.8350	January 2005 – October 2008
	May 2000	40,000	5.5150	January 2005 – May 2010
	October 2000	40,000	6.1000	January 2005 – October 2010
		241,000		
George Mitchell	October 1996	50,000	2.7367	January 2005 – October 2006
	October 1997	35,000	5.3533	January 2005 – October 2007
	October 1998	40,000	5.8350	January 2005 – October 2008
	May 2000	5,572	5.3833	January 2005 – May 2010
	May 2000	39,428	5.5150	January 2005 – May 2010
	October 2000	50,000	6.1000	January 2005 – October 2010
		220,000		

Notes:

(1) No Executive Director's share options lapsed in the period 1 January 2005 to 4 May 2005, the latest date practicable prior to the publication of this document.

7.4.4 *The HBOS Sharesave Plan 2001*: The Sharesave Plan is available to most HBOS Group employees.

The plan allows employees to save a fixed amount of money on a monthly basis. At the end of a predetermined period, of three, five or seven years, employees have the right, if they so choose, to use the funds accumulated to purchase HBOS Ordinary Shares at a fixed price, based on a market price on, or an average market price determined shortly before, the effective grant date and discounted by up to 20 per cent. There are no performance conditions.

Certain Executive Directors have taken up membership of the plan and the projected numbers of shares which they would be entitled to purchase at the end of the relevant predetermined periods are set out below:

	Grant effective from	*At 4 May 2005 (Number)*	*Exercisable*
James Crosby	September 2002	2,748	January 2008 – June 2008
Phil Hodkinson	September 2002	2,970	January 2010 – June 2010
Andy Hornby	September 2003	1,607	January 2007 – June 2007
George Mitchell	September 2004	1,740	January 2008 – June 2008

Notes:

(1) Options under these plans were granted using market prices shortly before the dates of the grants, discounted by 20 per cent. as follows:

Grant Effective from	*HBOS Ordinary Share option price (£)*
September 2002	5.975
September 2003	5.74
September 2004	5.443

7.4.5 *Interest in HBOS Ordinary Shares under Trusts*: Certain Executive Directors and employees are deemed to have or have had an interest or a potential interest as potential discretionary beneficiaries under:

(a) *The HBOS Group's Employee Share Ownership Trusts*

As such, they were each treated as at 4 May 2005 as being interested in the 179,138 HBOS Ordinary Shares held by the trustees of these Trusts. The HBOS Ordinary Shares held in the Trusts will be used to satisfy share awards under the former Halifax Short Term and Long Term Incentive Plans and the HBOS Short Term and Long Term Incentive Plans; and

(b) *The HBOS Group's Qualifying Employee Share Ownership Trust*

As such, they were each treated as at 4 May 2005 as being interested in the 3,094,715 HBOS Ordinary Shares held by the trustee of this Trust. The shares held in the Trust will be used to satisfy entitlements of employees arising on the exercise of options under the sharesave schemes operated by HBOS.

All of the HBOS Group's share plans empower new issue shares to be allotted to satisfy share requirements.

7.5 The above interests are based upon the interests of the Directors in shares which (a) have been notified by each Director to HBOS pursuant to section 324 or section 328 of the Companies Act before 4 May 2005 (the latest practicable date prior to the publication of this document), or (b) are required pursuant to section 325 of the Companies Act to be entered into the register of directors' interests maintained under that section, or (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a director of HBOS, be required to be disclosed under such sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by that Director.

7.6 Save as set out in paragraphs 7.1 to 7.4 above, no Director (nor any person connected with them) has any interests (beneficial or non-beneficial) in the share capital of HBOS. Save as set out in paragraphs 7.1 to 7.4 above, no Director (nor any person connected with them) holds an interest in any other securities of the Group.

7.7 Save as disclosed in paragraph 7.1 above, insofar as is known to HBOS and assuming that no further shares have been purchased or issued after 4 May 2005 (the latest practicable date prior to the publication of this document) the following persons will hold, directly or indirectly, interests (as defined in Part 10 of the Companies Act) representing 3 per cent. or more of the HBOS Ordinary Shares:

Name	*Current holding of HBOS Ordinary Shares*	*% of issued ordinary share capital of HBOS*(1)
Barclays Bank PLC	159,122,376	4.07
The Capital Group Companies, Inc.(2)	150,430,076	3.85

Notes:

(1) The total number of HBOS Ordinary Shares in issue at 4 May 2005 (being the latest practicable date prior to publication of this document) was 3,909,079,616.

(2) Held on behalf of Capital Research and Management Company, a U.S. based investment adviser which manages The American Funds Group of mutual funds, and Capital Group International, Inc., a parent company of five companies which serve as investment managers to institutional clients.

7.8 Save as disclosed in paragraph 7.7 above, HBOS is not aware of any person who is, or will be, immediately following the Offer, directly or indirectly interested in 3 per cent. or more of the shares.

7.9 HBOS is not aware of any person who, directly or indirectly, acting jointly or severally, exercises or could exercise control over HBOS.

7.10 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the HBOS Group and which was effected by any member of the HBOS Group during the current or immediately preceding financial year, or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

7.11 None of the Directors had a beneficial interest in any contract to which HBOS or its subsidiaries was a party during the financial year.

7.12 Subsidiary companies of HBOS in their ordinary course of business as banks have made loans to certain of the Directors on arm's length terms. As at 4 May 2005 (the latest practicable date before the publication of this document), the total amount owed by directors to subsidiaries of HBOS (including debit balances on credit cards) was £4,388,591.58, and there are no outstanding guarantees granted or provided by HBOS or any of its subsidiaries for the benefit of any Director.

8. Employee Share Plans

8.1 HBOS Share Plans

The main features of the employee share plans operated by the HBOS Group are summarised below.

8.1.1 *Common terms of the HBOS Share Plans:* The common features of each of the HBOS Share Plans are summarised as follows:

(a) *Plan limits*

The HBOS Share Plans, other than the HBOS plc Special Long Term Bonus Plan (the "**Special Plan**"), provide that in any 10-year period, not more than 10 per cent. of the issued ordinary share capital of HBOS may be issued or issuable under all the other employee share plans adopted by HBOS. The HBOS plc Long Term Executive Bonus Plan also provides that in any 10-year period, not more than 5 per cent. of the issued ordinary share capital of HBOS may be issued or issuable under all the discretionary executive share plans adopted by HBOS. These limits do not include rights to shares which have lapsed or been surrendered.

(b) *Operation of the HBOS Share Plans*

The HBOS Share Plans are normally operated within 42 days of an announcement of results to the London Stock Exchange.

(c) *Amendments to the rules of the HBOS Share Plans*

The Board or a duly authorised committee (the "**Committee**"), as appropriate, may amend the HBOS Share Plans as they consider appropriate. However, alterations to the HBOS plc Sharesave Plan 2001, the HBOS plc Inland Revenue Employee Share Option Plan 2002 and the HBOS plc Share Incentive Plan are generally subject to the prior approval of the Inland Revenue. In addition, shareholder approval is required to amend certain provisions of the HBOS Share Plans to the advantage of participants. These provisions relate to: eligibility; individual and plan limits; option price (where relevant); rights attaching to the options, awards or shares; adjustment of options or awards on variation in HBOS's share capital; and the amendment powers.

The Board or the Committee, as appropriate, can without shareholder approval make minor amendments to benefit the administration of the HBOS Share Plans or which relate to any changes in legislation or which will obtain or maintain favourable tax, exchange control or regulatory treatment for any participating company or any participant.

(d) *General*

Any shares issued under the HBOS Share Plans will rank equally with shares of the same class in issue on the date of allotment, except in respect of rights arising by reference to a prior record date. Application will be made to the UK Listing Authority for any shares which may be issued to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading. Options and awards may be adjusted following any variation in HBOS's share capital, Options and awards granted under the HBOS Share Plans are not transferable and benefits under the HBOS Share Plans are not pensionable.

8.1.2 *The HBOS plc Long Term Executive Bonus Plan (the "**Long Term Plan**"):*

(a) *Eligibility*

Employees and Executive Directors of HBOS and any of its designated subsidiaries and associated companies are eligible to participate in the Long Term Plan. Participants in the Long Term Plan are selected by the Committee at its discretion. Currently, the Long Term Plan is used primarily for executives.

(b) *Performance Shares*

Each time the Long Term Plan is operated, a participant receives a conditional award of HBOS Ordinary Shares (the "**Performance Shares**"), provided a performance condition (the "**Performance Condition**") is satisfied during a lock-up period. The number of Performance Shares in an award is based on a percentage of the participant's salary, determined by the Committee each time the Long Term Plan is operated. If Performance Shares cannot be transferred to participants due to legislative or administrative reasons then participants may receive a cash equivalent instead.

(c) *Lock-up period*

The lock-up period is determined by the Committee in respect of each operation of the Long Term Plan. The lock-up period for the operation of the Long Term Plan is usually three years.

(d) *Performance Condition*

The extent to which conditional awards of Performance Shares vest at the end of the lock-up period will depend on the satisfaction of the Performance Condition. The Performance Condition is determined by the Committee each time the Long Term Plan is operated. The extent to which the Performance Condition has been satisfied will be determined as soon as is practicable after the lock-up period ends. If the Committee reasonably believes that the underlying financial performance of the HBOS Group during the lock-up period was not satisfactory, it may determine that the conditional award will not vest in whole or part as it reasonably considers appropriate in the circumstances.

(e) *Grant of rights*

The Committee may decide to grant a nil-cost option to a participant in respect of his vested Performance Shares. This option will be exercisable by the participant up to the seventh anniversary of the date of the original award or, if earlier, shortly following his cessation of employment or a takeover of HBOS.

(f) *Cessation of employment during the lock-up period*

If a participant ceases to be an employee or Executive Director of HBOS or of any other participating company in certain circumstances such as ill-health, retirement or redundancy, he will retain any conditional award of Performance Shares made before leaving employment. If a participant is dismissed or ceases to be an employee or executive director for any other reason, his conditional award of Performance Shares will lapse, unless the Committee decides otherwise. In these cases, the extent to which the Performance Condition has been satisfied will be determined in the usual way at the end of the lock-up period but the Committee may pro-rate the number of Performance Shares in respect of which the conditional award vests.

(g) *Takeovers during the lock-up period*

In the event of a change of control of HBOS or a corporate reorganisation which results in a significant change in the identity of the shareholders, conditional awards of Performance Shares will vest early. The lock-up period will end immediately and the number of Performance Shares to which a participant is entitled will be determined as though the Performance Condition had been satisfied at the level determined by the Committee on the date of the award. The extent to which the Performance Condition has been satisfied will not be taken into account unless the Committee decides otherwise.

(h) *Participants' rights before acquiring the Performance Shares*

A participant will not be entitled to any rights relating to the Performance Shares comprised in his conditional awards. However, at the time of transfer of the Performance Shares, a participant will receive additional shares equivalent in value to the amount of dividends he would have received during the lock-up period had he been entitled to dividends in respect of the Performance Shares.

(i) *Individual limits*

The maximum conditional award made in any financial year to a participant will be over Performance Shares having a market value equal to 100 per cent. of the participant's annual salary at that time. Market value will normally be taken immediately before the start of the relevant lock-up period.

(j) *Termination*

The Committee may terminate the Long Term Plan at any time but any termination will not affect subsisting rights. The Long Term Plan will, in any event, terminate 10 years after its adoption by the Committee following its approval by HBOS in general meeting.

8.1.3 *The HBOS plc Special Long Term Bonus Plan (the "**Special Plan**"):*

The Chairman is not eligible to participate in the Long Term Plan. However, the Committee has taken the decision that he should be incentivised in a similar way to other HBOS Directors. Accordingly, HBOS established the Special Plan under which awards may be made to a Director, or a director of a designated subsidiary or associated company of the Company, or to a company which provides the services of an individual as such a director.

Awards under the Special Plan give participants a conditional right to receive an amount of cash on the vesting of the award (which is subject to a performance condition). This cash amount is calculated by reference to the market value, at the vesting date, of the relevant number of shares in respect of which the award vests (and any additional shares representing dividends). The cash amount will either be paid to the participant (after deduction of taxes and other withholdings) or be applied in the purchase of HBOS Ordinary Shares on his behalf. In other respects, the rules of the Special Plan are substantially the same as the rules of the Long Term Plan.

8.1.4 *The HBOS plc Sharesave Plan 2001 (the "**Sharesave Plan**"):*

(a) *Eligibility*

All UK based employees and full-time executive directors of the Company, any participating subsidiary and any other company permitted to participate in the Sharesave Plan (together "**Sharesave Plan Participating Companies**") who have worked for any qualifying period which may be determined by the Directors (which cannot be more than five years) must be invited to participate in the Sharesave Plan. The Directors may also, at their discretion invite other employees and executive directors of Sharesave Plan Participating Companies to join the Sharesave Plan.

(b) *Savings contract and option*

An employee joining the Sharesave Plan must enter into a savings contract with a nominated savings carrier, under which he or she makes monthly or weekly savings for three or five years, as permitted under the relevant legislation. Total monthly savings contributions (under all savings contracts) must not exceed the amount decided by the Directors, within the limit imposed by the relevant legislation (currently £250 per month). At the end of the specified period, the employee will receive a tax free bonus equal to a predetermined number of monthly contributions, depending on whether the specified period is three, five or seven years. In connection with the savings contract, the employee is granted an option to acquire HBOS Ordinary Shares. The employee does not have to pay for the grant of the option.

(c) *Acquisition price*

Under the Sharesave Plan, participants are granted an option to acquire HBOS Ordinary Shares at the end of the specified period at a price which is not less than 80 per cent. of the market value of an HBOS Ordinary Share on the date of invitation (or some other date agreed with the Inland Revenue) or, if greater and if HBOS Ordinary Shares are to be subscribed, at a price equal to the nominal value. Market value means the middle market quotation of an HBOS Ordinary Share (derived from the Daily Official List) on the preceding business day or, if the Directors determine, the average middle market quotation over the three preceding Business Days or any other value agreed with the Inland Revenue.

(d) *Acquisition of HBOS Ordinary Shares*

Options are normally only exercisable if the holder is still employed by a Sharesave Plan Participating Company and within six months after the bonus is payable under the savings contract. If the option is not exercised within this six month period, it will lapse. However, in certain circumstances (such as a participant ceasing to be an employee due to injury, disability, redundancy or retirement or following a disposal of the employing company or business and in the event of a takeover, reconstruction or winding up of HBOS) options may be exercised early. If an option is exercised early in one of these circumstances, the participant may only use the savings made under his or her savings contracts and any interest at that time to acquire HBOS Ordinary Shares.

(e) *Exchange of options*

In the event of a change of control of HBOS, participants in the Sharesave Plan may, in certain circumstances, exchange their options for options in the acquiring company.

(f) *Termination of the Sharesave Plan*

The Directors may terminate the Sharesave Plan at any time but any termination will not affect subsisting rights. The Sharesave Plan will, in any event, terminate ten years after its approval by the Company in general meeting.

8.1.5 *The HBOS plc International Sharesave Plan 2001 (the "**International Sharesave Plan**"):*

The International Sharesave Plan, which is materially similar in all respects to the Sharesave Plan, provides for overseas employees to be granted options under arrangements which take account of local tax and securities laws.

8.1.6 *The HBOS plc Inland Revenue Approved Employee Share Option Plan 2002 (the "**Approved Plan**") and the HBOS plc (Unapproved) Employee Share Option Plan 2002 (the "**Unapproved Plan**"):*

(a) *Eligibility*

Employees and Executive Directors of HBOS and any participating subsidiaries are eligible to participate in the Approved Plan. Subject to Inland Revenue limits (referred to below), options are granted under the Approved Plan to eligible employees (except senior executives) over HBOS Ordinary Shares of a value up to a specified percentage of each participant's gross basic salary.

(b) *Performance condition*

The exercise of options may be made subject to satisfaction of a performance condition. Currently, no such condition has been imposed because the Approved Plan has been operated on an all-employee basis.

(c) *Option price*

The option price must not be less than either the market value of the HBOS Ordinary Shares on the Business Day before the date of grant or, if the Directors so decide, the average market value of the HBOS Ordinary Shares over the three Business Days before the date of grant. However, if HBOS Ordinary Shares are to be subscribed then the option price must not be less than nominal value.

(d) *Individual limits*

The aggregate price payable by each employee for HBOS Ordinary Shares under option at any one time, under the Approved Plan and any other discretionary approved plans of HBOS must not exceed £30,000, or such higher limit which the UK Inland Revenue may determine. The aggregate exercise price of options granted to an employee under the Approved Plan and any other discretionary share option plan operated by HBOS in any financial year will not normally exceed his earnings for that year. However, this limit may be exceeded in exceptional circumstances.

(e) *Exercise of options*

Options will normally be exercisable, subject to any performance condition being satisfied, between the third and sixth anniversary of grant. However, options may be exercised early in certain circumstances, subject to the satisfaction or waiver of any performance conditions. These circumstances include an employee leaving because of retirement, death, redundancy or where the company or business for which he works leaves the HBOS Group. Unless the Directors decide otherwise, options which have not become exercisable will lapse on cessation of employment for other reasons. Options will lapse on the sixth anniversary of their grant.

(f) *Change of control, merger or other reorganisations*

On a takeover, scheme of arrangement, merger or certain other corporate reorganisations, options may generally be exercised early. Alternatively, participants may be allowed or required to exchange their options for options over shares in the acquiring company.

(g) *Termination*

The Directors may terminate the Approved Plan at any time but termination will not affect subsisting rights. The Approved Plan will, in any event, terminate 10 years after its approval by the Inland Revenue.

(h) *The Unapproved Plan*

The Unapproved Plan is broadly the same as the Approved Plan, subject to the following principal differences:

(i) the Unapproved Plan is not approved by the Inland Revenue and is therefore not subject to the legislation and Inland Revenue requirements applicable to the Approved Plan; and

(ii) options may where appropriate be satisfied by the delivery of HBOS Ordinary Shares or cash to the value of the difference between the aggregate option price and the aggregate market value of the shares (at the time of exercise) of the HBOS Ordinary Shares over which the option is exercised.

(i) *Operation of the Approved Plan in Ireland*

In accordance with the provisions of a schedule to the Approved Plan, options may be granted to colleagues on a basis approved by the Irish Revenue Commissioners.

8.1.7 *The HBOS plc Annual Bonus Plan (the "**Annual Bonus Plan**"):*

(a) *Eligibility and operation*

The plan operates in connection with the payment of annual bonuses to employees of HBOS and any participating HBOS Group companies. Grants may be made by the Company, the participating company whose employees are to participate in the plan or the trustee of any trust set up to benefit employees of any participating company.

(b) *Bonus Shares*

The Directors may decide following the end of any financial year to offer participants the opportunity to use all or part of the net annual cash bonus they would receive to purchase HBOS Ordinary Shares ("**Bonus Shares**") and receive a conditional award of free HBOS

Ordinary Shares ("**Matching Shares**") at the same time. To date, a participant has been entitled to use up to 100 per cent. of his net annual bonus to purchase Bonus Shares subject to any limit imposed by the Directors. The basis on which Matching Shares are awarded is determined by the Directors and the plan currently operates on the basis that the maximum match is one matching share for every two Bonus Shares purchased. The Bonus Shares are held in trust, but can be withdrawn by the participant. A participant is entitled to any dividends paid on his Bonus Shares and to instruct the trustee holding his Bonus Shares how to vote those shares.

(c) *Matching Shares*

A participant will normally receive his Matching Shares if he is an employee at the end of a predetermined lock-up period and his Bonus Shares are still held in trust. A participant will also normally receive his Matching Shares at the end of the lock-up period if he leaves due to retirement, redundancy, injury or disability, or his employing company or business being sold out of the HBOS Group. In the event of a participant's death, the Matching Shares will be released as soon as practicable. The Directors may exercise their discretion to allow a participant to receive Matching Shares in other circumstances. The Annual Bonus Plan currently operates on the basis that the lock-up period is three years from the date a participant receives an award of Matching Shares. If the Matching Shares cannot be transferred to participants due to legislative or administrative reasons then participants may receive a cash equivalent instead.

(d) *Reconstruction, takeover, merger or other corporate reorganisation*

On a takeover, scheme of arrangement, merger or other corporate reorganisation, Bonus Shares will be transferred to the participants and the Directors may decide that Matching Shares will be transferred as well. Alternatively, participants may be required to exchange their shares for shares in the acquiring company.

(e) *Termination*

The Directors may terminate the Annual Bonus Plan at any time, but termination will not affect subsisting rights. The Annual Bonus Plan, in any event, will terminate 10 years after its adoption by the Directors following its approval by HBOS in general meeting.

8.1.8 *The HBOS plc Share Incentive Plan (the "**SIP**"):* The SIP was approved by shareholders at HBOS's Annual General Meeting held on 15 May 2002. To date, no awards have been made under the SIP, but it is intended to seek Inland Revenue approval for the SIP and to operate it in 2005.

(a) *Eligibility*

All UK based employees and full-time executive directors of the Company, any participating subsidiary and any other company permitted to participate in the SIP (together "**SIP Participating Companies**") who have worked for any qualifying period which may be determined by the Directors (which cannot be more than 18 months) must be invited to participate in the SIP. The Directors may also at their discretion, invite other employees and executive directors of SIP Participating Companies who have satisfied the qualifying period of service, if any, to join the SIP.

(b) *Operation*

Employees may be offered Free, Partnership and/or Matching Shares (as defined below), as the Directors decide, each time they operate the SIP. The SIP may also offer dividend reinvestment. This allows the Directors to implement the SIP in the way they consider most appropriate for HBOS.

The SIP operates in conjunction with a trust, which will hold the HBOS Ordinary Shares on behalf of the SIP participants.

The Directors can only operate the SIP until 15 May 2012, ten years from the date it was approved by HBOS shareholders in general meeting.

(c) *Free Shares*

Participants can be given free HBOS Ordinary Shares ("**Free Shares**") with a market value of up to £3,000 each year or such other amount as provided for by the relevant legislation from time to time. The Free Shares must be offered to all eligible employees on similar terms but the number of Free Shares can vary by reference to the participant's remuneration, length of service or hours worked. The Directors may make the awards of Free Shares subject to performance targets.

Free Shares must generally be held in trust for between three and five years. The Directors may require Free Shares to be forfeited if a participant leaves employment within three years of their award other than through death, retirement, redundancy, injury or disability, or his employing company or business being sold out of the HBOS Group.

(d) *Partnership Shares*

Employees may be offered the opportunity to buy HBOS Ordinary Shares ("**Partnership Shares**") by deduction from their pre-tax salary. Under current legislation, they can buy up to £1,500 worth of Partnership Shares in each tax year or, if less, 10 per cent. of salary.

The trustee may use the deductions from a participant's salary to buy Partnership Shares on their behalf immediately. Alternatively, he may accumulate them for a period of up to one year and then use them to buy Partnership Shares at the end of the period. If this happens, participants will be allocated Partnership Shares by reference to the lower of their market value at the beginning or end of that period.

Participants can stop their salary deductions at any time. Any sums repaid will be subject to tax. Participants can also withdraw their Partnership Shares from the SIP at any time, although there are tax advantages if the Partnership Shares are retained in the SIP.

(e) *Matching Shares*

The Directors may award additional free HBOS Ordinary Shares ("**Matching Shares**") on a matching basis to participants who buy Partnership Shares. Under current legislation, up to a maximum of two Matching Shares can be offered for each Partnership Share. Matching Shares must be offered on the same basis to each participant purchasing Partnership Shares on that occasion.

Matching Shares must generally be held in trust for a holding period of between three and five years. The Directors may require Matching Shares to be forfeited if, within three years of a participant's award, he takes his corresponding Partnership Shares out of the SIP or leaves employment other than through death, retirement, redundancy, injury or disability, or his employing company or business being sold out of the HBOS Group.

(f) *Leaving Employment*

If a participant leaves employment for any reason, his shares will cease to be subject to the SIP. His Free Shares and Matching Shares may also be forfeited as described above.

(g) *Dividends*

Cash dividends paid on HBOS Ordinary Shares held in the SIP may be reinvested in HBOS Ordinary Shares up to certain limits set out in the legislation.

(h) *Voting Rights*

The trustees can only vote shares held in the SIP in accordance with participants' instructions.

(i) *General Offers*

If a general offer is made to HBOS's shareholders, participants may direct the trustees how to act in respect of any shares held on their behalf.

8.1.9 *The HBOS plc Irish Approved Profit Sharing Scheme (the "**Irish Profit Sharing Scheme**"):* The Irish Profit Sharing Scheme operates in a similar way to the Free Shares element of the SIP, but

has been drafted to comply with the relevant Irish tax legislation and is approved by the Irish Revenue Commissioners for Irish tax purposes.

8.2 **Halifax Share Plans**

Options and awards remain outstanding under the following plans previously operated by Halifax Group and Halifax. These options and awards now relate to HBOS Ordinary Shares. No further options or awards will be made under these plans.

8.2.1 *The Halifax plc Sharesave Scheme 1997 and the Halifax Group plc Sharesave Scheme 1999:* The terms of these plans are substantially similar to those of the Sharesave Plan set out in paragraph 8.1.4 above.

8.2.2 *The Halifax Group plc Inland Revenue Approved Employee Share Option Scheme 2000 and The Halifax Group plc (Unapproved) Employee Share Option Scheme 2000 (together "**the Halifax Option Schemes**"):* The terms of the Halifax Option Schemes are substantially similar to those of the Approved Plan and Unapproved Plan set out in paragraph 8.1.6 above.

8.2.3 *The Halifax Employee Share Ownership Trusts:* Halifax has two offshore discretionary employee trusts which acquire and hold shares in HBOS and holds them for the benefit of the beneficiaries, who include all employees and former employees of the HBOS Group, together with their spouses and children under the age of 18. Halifax has also established a qualifying employee share ownership trust.

8.3 **The Bank of Scotland Employee Share Plans**

Options and awards remain outstanding under the following plans previously operated by the Bank of Scotland. These options and awards now relate to HBOS Ordinary Shares. No further options or awards will be made under these plans.

8.3.1 *The Bank of Scotland Profit Sharing Stock Ownership Scheme (the "**Stock Scheme**"):* Executive directors and eligible staff of the Bank of Scotland could participate in the Stock Scheme under which allocations were made based on the pre-tax return on proprietor's funds. Subject to Inland Revenue limits, participants could choose to take their profit-sharing entitlement (if any) as Bank of Scotland Ordinary Stock Units, such stock to be held in trust for them for three years, or as cash.

8.3.2 *The Bank of Scotland Executive Stock Option Schemes (the "**Executive Stock Option Schemes**"):* Under the rules of the Executive Stock Option Schemes, no payment is required on the grant of an option. The exercise price of an option is set by reference to the market price on or shortly before the date of grant, in accordance with the rules of the Executive Stock Option Schemes.

When the Merger became effective, participants in the Bank of Scotland Executive Stock Option Schemes were entitled to release their options in exchange for the grant of replacement options over HBOS shares of equivalent value, but otherwise on the same terms with the exception of any performance targets which were altered to take account of the interposition of HBOS as the holding company and the change in financial year.

8.3.3 *The Bank of Scotland 1995 Savings-Related Stock Option Scheme (the "**Savings-Related Stock Option Scheme**"):* The terms of the Savings-Related Stock Option Scheme are substantially similar to those of the Sharesave Plan set out in paragraph 8.1.4 above.

When the Merger became effective, participants in the Savings-Related Stock Option Schemes were entitled to release their options in exchange for the grant of replacement options over HBOS Ordinary Shares of equivalent value.

8.4 **St James's Place Capital plc ("SJPC") Employee Share Plans**

8.4.1 *SJPC Sharesave Option Schemes 1997 and 2000:* Options over SJPC shares may be granted under these schemes to SJPC group executive directors and employees. The terms of these schemes are substantially similar to those of the Sharesave Plan set out in paragraph 8.1.4 above. No options have been granted under the 1997 scheme since June 2000.

8.4.2 *SJPC Executive Share Option Schemes 1997 and 2000 (Approved and Unapproved):* Options over SJPC shares may be granted under these schemes to SJPC executive directors and group

employees. Options will normally first become exercisable between three and six years after the date of option grant and remain exercisable until the tenth anniversary of grant. Options may become exercisable earlier in certain circumstances including for example ill-health, injury, redundancy and disability. The exercise of an option may be made subject to the satisfaction of performance conditions.

No options have been granted under the 1997 scheme since June 2000.

8.4.3 *SJPC All Employee Share Ownership Plan:* The terms of this plan are substantially similar to those of the SIP set out in paragraph 8.1.8 above except that this plan has received Inland Revenue approval and has been operated.

8.4.4 *The SJPC First Employee Share Option Scheme:* Options may be granted to executive directors and employees of specified companies in the SJPC group. Options normally become exercisable in fixed tranches following the fifth anniversary of the date of option grant. Options may become exercisable earlier in certain circumstances, for example, illness, redundancy or disability of the participant. In 1997, options were exchanged for replacement options over SJPC shares of equivalent value. No options have been granted under this scheme since 1997.

8.4.5 *SJPC Partner Share Option Schemes:* Under these schemes, options in relation to SJPC shares (or HBOS Ordinary Shares in the case of the HBOS St James's Place Capital Partners Share Option Scheme) may be granted to partners ("**Partners**") of the St James's Place Partnership. Partners are appointed representatives of the SJPC group companies and are dedicated advisers marketing SJPC group products.

(a) *HBOS St James's Place Capital Partners Share Option Scheme*

The terms of this scheme are similar to those of the Unapproved Plan set out in paragraph 8.4.2 above. However, options can be exercised between the third and fifth anniversaries of grant and this scheme does not qualify as an "employees' share scheme".

(b) *St James's Place Wealth Management Group Plc First Partners Share Option Scheme*

Options granted to Partners under this scheme will generally first become exercisable in fixed tranches after five years from the participant becoming a Partner; Options may, at the discretion of the directors, become exercisable earlier. In 1997 SJPC agreed to issue SJPC shares to satisfy options exercised under the scheme as the original options were over shares in St James's Place Wealth Management Group Plc. No options have been granted under this scheme since July 1997.

(c) *SJPC Partners Share Option Scheme 1997*

Under this scheme, the directors have wide powers to decide when an option may be exercised. Options may be exercised subject to the satisfaction of any performance conditions which may apply.

8.4.6 *SJPC Deferred Bonus Plan:* Conditional awards of free shares may be made under this plan to directors and key employees of the SJPC group. Awards are normally made on the basis of the participant's annual cash bonus. Provided a participant remains in the employment of the SJPC group for three years and, subject to the satisfaction of any performance condition, the shares are released to the participant.

8.4.7 *SJPC Employees' Share Trust 2000:* SJPC has a Guernsey-resident discretionary trust for the benefit of its employees and former employees, together with their spouses and children under the age of 18 years.

9. Employees

The HBOS Group employed on average 52,939 people on a full-time basis and 16,304 people on a part-time basis during the year ended 31 December 2004. Certain of the HBOS Group's employees in the UK are members of the unions UNIFI and ACCORD, both of which are recognised by the HBOS Group as representing the interests of such employees. The HBOS Group considers its relations with its employees to be satisfactory.

The average number of employees of HBOS during the year ended 31 December 2003 was 67,458 and during the year ended 31 December 2002 it was 63,982.

10. Principal Establishments and Principal Investments

10.1 The following are the principal establishments of HBOS occupied by HBOS and/or its subsidiaries:

Address	*Current Use*	*Details of Establishment*	*Approximate area (sq ft)*
The Mound Edinburgh EH1 1YZ	Head Office	Freehold	26,000
Trinity Road Halifax West Yorkshire HX1 2RG	Retail and Financial Services Operations	Freehold	420,000
33 Old Broad Street, London EC2N 1HZ	London Corporate Office	Leasehold, expiring 24/03/2039 Annual rent £7,062,000	134,403

10.2 The following are the principal investments (including interests acquired in other undertakings) made by the HBOS Group during the last three financial years including the current financial year.

On 26 August 2003, HBOS, through its subsidiary undertaking Scottish Western Australia Holdings Pty Ltd (now HBOS Australia Pty Ltd) acquired all of the ordinary shares of Bank of Western Australia Ltd which it did not already own. The total consideration including costs of acquisition amounted to £436 million. The minority interest acquired amounted to £229 million with no material fair value adjustments being required creating a balance of goodwill on the acquisition of £207 million. The acquisition was financed by a loan to Scottish Western Australia Holdings Pty Ltd from Bank of Scotland International (Australia) Limited, which in turn was funded by the issue of A$1.025 billion of redeemable preference shares by Bank of Scotland International (Australia) Limited to HBOS.

11. Material Contracts

Save for the Underwriting Agreement described under "***Underwriting Arrangements and Selling Restrictions***" above, there are no contracts (not being contracts entered into in the ordinary course of business) which either (a) have been entered into by HBOS or members of its Group within the two years immediately preceding the date of this document and are, or may be, material to the HBOS Group; or (b) contain any provision under which any member of the HBOS Group has any obligation or entitlement which is or may be material to the HBOS Group.

12. Subsidiary undertakings and other interests

HBOS is the holding company of the HBOS Group. The following table shows the principal subsidiary undertakings of HBOS which HBOS believes are likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the HBOS Group and HBOS's percentage interest in those companies:

Company	*Activity*	*Total % of ordinary share capital held by HBOS*	*Country of incorporation or registration*	*Registered office/head office*
The Governor & Company of Bank of Scotland	Banking, financial and related services	100	Scotland	The Mound Edinburgh EH1 1YZ
HBOS Treasury Services plc	Banking	100	England and Wales	33 Old Broad Street London EC2N 1HZ
Bank of Scotland (Ireland) Limited	Banking	100	Ireland	Bank of Scotland House 124-127 St. Stephen's Green, Dublin 2 Ireland
Capital Bank plc	Banking and personal finance	100	England and Wales	Capital House Queens Park Road Handbridge Chester CH88 3AN
HBOS Australia Pty Limited	Retail and commercial banking	100	Australia	Bankwest Tower 108 St Georges Terrace Perth Australia WA 6000
Bank of Western Australia Limited	Retail and commercial banking	100	Australia	Bankwest Tower 108 St Georges Terrace Perth Australia WA6000
Halifax plc	Banking	100	England and Wales	Trinity Road Halifax West Yorkshire HX1 2RG
Halifax Share Dealing Limited	Execution only stockbroking	100	England and Wales	Trinity Road Halifax West Yorkshire HX1 2RG
HBOS Insurance & Investment Group Limited	Investment holding	100	England and Wales	Trinity Road Halifax West Yorkshire HX1 2RG
Halifax General Insurance Services Limited	General insurance brokerage	100	England and Wales	Trinity Road Halifax West Yorkshire HX1 2RG
St Andrews Insurance plc	General insurance	100	England and Wales	St Andrews House Portsmouth Road Esher Surrey KT10 9SA
Clerical Medical Investment Group Limited	Life assurance	100	England and Wales	33 Old Broad Street London EC2N 1HZ
Halifax Life Limited	Life assurance	100	England and Wales	Trinity Road Halifax West Yorkshire HX1 2RG
Halifax Investment Fund Managers Limited	OEIC management	100	England and Wales	Trinity Road Halifax West Yorkshire HX1 2RG
Insight Investment Management Limited	Investment management	100	England and Wales	33 Old Broad Street London EC2N 1HZ
St James's Place Capital PLC	Financial services	60	England and Wales	St James's Place House Dollar Street Cirencester GL7 2AQ

The following table shows the principal associated undertakings of HBOS which HBOS believes are likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the HBOS Group and HBOS's percentage interest in those companies:

Company	*Activity*	*Issued share and loan capital*		*Total % interest held by the HBOS Group*	*Country of incorporation or registration*	*Registered office/head office*
Joint ventures:						
Centrica Personal Finance Limited	Finance	ordinary	3,000,002	50	England and Wales	Thistle House City Road Chester CH88 3AN
RFS Limited	Finance	ordinary	6,000,006	50	England and Wales	Thistle House City Road Chester CH88 3AN
Lex Vehicle Leasing (Holdings) Ltd. and its subsidiaries	Vehicle leasing	ordinary preference	16,900,002 64,400,000	50 50	England and Wales	Lex House 17 Connaught Place London W2 2EL
First Alternative Holdings Ltd and its subsidiaries	Insurance	ordinary preference	700,000 75,000,000	70 100	England and Wales	The Observatory Reigate Surrey RH2 0SG
esure Holdings Ltd and its subsidiaries	Insurance	ordinary preference	3,330,000 175,170,000	70 100	England and Wales	The Observatory Reigate Surrey RH2 0SG
Other associated undertaking:						
Sainsbury's Bank plc	Banking	ordinary loan	140,000,000 80,000,000	45 45	UK	33 Holborn London EC1N 2HT

13. Financial and trading position

Since 31 December 2004, being the date to which the HBOS Group's latest audited financial statements were drawn up, there has been no significant change in the financial or trading position of the HBOS Group.

14. Litigation and intellectual property

Neither HBOS nor any member of the HBOS Group is, or has been, involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the HBOS Group's financial position nor, so far as the Directors are aware, are any such proceedings pending or threatened, by or against any member of the HBOS Group.

15. Consents

15.1 KPMG Audit Plc have given and have not withdrawn their written consent to the inclusion in this document of its name and the references thereto in the form and context in which it appears.

15.2 Barclays Bank PLC has given and has not withdrawn its written consent to the inclusion in this document of its name and the references thereto in the form and context in which it appears and of the following description:

Barclays Bank PLC is a public limited company registered in England and Wales under number 1026167. Barclays Bank PLC and its subsidiary undertakings (taken together, the "**Barclays Group**") is an international financial services group engaged primarily in banking, investment banking and asset management. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Barclays Group.

15.3 UBS Limited has given and has not withdrawn its written consent to the inclusion in this document of its name and the references thereto in the form and context in which it appears and of the following description:

UBS Limited is a UK incorporated bank, lead regulated by the Financial Services Authority. It is a wholly owned subsidiary of UBS AG. It carries on all investment banking advisory activities, all research activities, and all sales and marketing activities of UBS Investment Bank in London.

15.4 J.P. Morgan Securities Ltd. has given and has not withdrawn its written consent to the inclusion in this document of its name and the references thereto in the form and context in which it appears and of the following description:

J.P. Morgan Securities Ltd. is a limited liability company registered in England and Wales under number 2711006 and is an indirect, wholly owned subsidiary of JPMorgan Chase & Co.. J.P. Morgan Securities Ltd. conducts designated investment business and is authorised and regulated by the Financial Services Authority.

15.5 Royal Bank of Canada Europe Limited has given and has not withdrawn its written consent to the inclusion in this document of its name and the references thereto in the form and context in which it appears and of the following description:

Royal Bank of Canada Europe Limited is a UK incorporated company regulated by the FSA. It is a wholly owned subsidiary of Royal Bank of Canada and is one of the entities carrying on the corporate and investment banking business of Royal Bank of Canada conducted in the United Kingdom.

16. Auditors and financial information

The financial information concerning the Group contained in this document does not constitute statutory accounts within the meaning of section 240(5) of the Companies Act. Full individual accounts of the Company and each of its subsidiary undertakings for each financial year to which the financial information relates and on which the auditors gave unqualified reports have been or will be delivered to the Registrar of Companies within the period allowed for laying and delivering accounts. The consolidated financial statements of the Company in respect of the three years ended 31 December 2002, 2003 and 2004 were audited by KPMG Audit Plc, Chartered Accountants of Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EG. The auditors have made reports under section 235 of the Companies Act on each of the consolidated financial statements for the three years ended 31 December 2002, 2003 and 2004, which were unqualified and did not contain any such statement as is described in section 237(2) or (3) of the Companies Act. Save in respect of information originating from the audited consolidated financial statements of the Company or the Group, the financial information contained in this document has not been audited. The reports of KPMG Audit Plc dated 1 March 2005 and 24 February 2004 in respect of the financial statements of the Group for the years ended 31 December 2004 and 31 December 2003, respectively, stated that the reports were made solely to HBOS's members, as a body, in accordance with section 235 of the Companies Act. The reports further stated that audit work of KPMG Audit Plc had been undertaken so that KPMG Audit Plc might state to the Company's members those matters that KPMG Audit Plc was required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, KPMG Audit Plc did not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for its audit work, for its reports, or for the opinions KPMG Audit Plc formed.

17. General

17.1 The Offer Price which is to be paid in cash represents a premium of £999 over the nominal value of £1 per Preference Share.

17.2 No shares have been marketed or are available in whole or in part to the public in conjunction with the application for admission of the Preference Shares to the Official List.

17.3 The total costs, charges and expenses, including the cost of Admission, payable by the Company in connection with the Offer are estimated to be £17 million (exclusive of VAT).

18. Documents for inspection

Copies of the following documents may be inspected at the offices of Clifford Chance Limited Liability Partnership, 10 Upper Bank Street, London, E14 5JJ during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 14 days following the date of this document:

18.1.1 the Memorandum and Articles of Association of the Company;

18.1.2 the audited consolidated accounts of the Company and its subsidiary undertakings for the two years ended 31 December 2004 together with all notes, reports and other information required by the Companies Act;

18.1.3 the KPMG Audit Plc auditors' report on the financial statements for the year ending 31 December 2004;

18.1.4 the service agreements or contracts of employment of the Executive Directors referred to in paragraph 6 above;

18.1.5 the letters of appointment of the Non-executive Directors;

18.1.6 the Underwriting Agreement; and

18.1.7 the written consents referred to in paragraph 15 above.

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Admission"	Admission to Listing and Admission to Trading and a reference to Admission becoming "**effective**" is to be construed in accordance with the Listing Rules or the Standards (as applicable)
"Admission to Listing"	the admission to listing on the Official List of the Preference Shares
"Admission to Trading"	the admission to trading on the London Stock Exchange's market for listed securities of the Preference Shares
"Articles of Association" or **"Articles"**	the articles of association of the Company
"Bank of Scotland"	The Governor and the Company of the Bank of Scotland
"Bank of Scotland Employee Share Plans"	The Bank of Scotland Profit Sharing Stock Ownership Scheme, the Bank of Scotland Executive Stock Option Schemes and the Bank of Scotland Savings-Related Stock Option Schemes
"Board"	the board of directors of the Company
"Business Day"	a day, other than a Saturday, Sunday or public holiday when banks in England are open for business
"Clearing Systems"	Euroclear and Clearstream, Luxembourg
"Clearstream, Luxembourg"	Clearstream Banking société anonyme
"Co-Managers"	J.P. Morgan Securities Ltd. and Royal Bank of Canada Europe Limited
"Combined Code"	the principles of good governance and code of best practice prepared by the Committee on Corporate Governance appended, but not forming part of, the Listing Rules
"Companies Act"	the Companies Act 1985 (as amended)
"Company" or **"HBOS"**	HBOS plc
"Company Secretary"	The Company Secretary of HBOS, being Harold Francis Baines
"Court"	the High Court of Justice in England and Wales
"Court Meeting"	the meeting of the Halifax Preference Shareholders convened at the direction of the Court at which a resolution will be proposed to approve the Scheme, and any adjournment thereof
"CREST"	the relevant system for the paperless settlement of trades and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Regulations
"CRESTCo"	CRESTCo Limited, the operator of CREST
"Directors"	the chairman and the executive and non-executive directors of the Company who make up its board of directors
"Dividend Payment Date"	has the meaning give under "***Description of the Preference Shares***" above
"Euroclear"	Euroclear Bank S.A./N.V. as operator of the Euroclear System

"Extraordinary General Meeting"	the extraordinary general meeting of Halifax, at which a resolution in connection with the implementation of the Scheme will be proposed or any adjournment thereof
"Fitch"	Fitch Ratings Ltd
"FSA"	the Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000, as amended
"Group" or **"HBOS Group"**	HBOS plc, its consolidated subsidiaries and subsidiary undertakings from time to time, taken together
"Halifax"	Halifax plc
"Halifax Group"	Halifax Group plc (now Halifax Group Limited)
"Halifax Preference Shareholder"	holder of the non-cumulative, non-voting 6⅛ per cent. preference shares of £1 each in the capital of Halifax, other than HBOS
"Halifax Share Plans"	The Halifax plc Sharesave Scheme 1997, the Halifax Group plc Sharesave Scheme 1999, the Halifax Group plc Inland Revenue Approved Employee Share Option Scheme 2000, the Halifax Group plc (Unapproved) Employee Share Option Scheme 2000
"HBOS 6⅛ per cent. Preference Shares"	the non-cumulative redeemable preference shares with a dividend rate of 6⅛ per cent. each year which may be issued by the Company
"HBOS 9¼ per cent. Preference Shares"	the non-cumulative irredeemable preference shares with a dividend rate of 9¼ per cent. each year issued or to be issued by the Company
"HBOS 9¾ per cent. Preference Shares"	the non-cumulative irredeemable preference shares with a dividend rate of 9¾ per cent. each year issued or to be issued by the Company
"HBOS Ordinary Shares"	the ordinary shares in the capital of the Company
"HBOS Share Plans"	the HBOS plc Long Term Executive Bonus Plan, the HBOS plc Special Long Term Bonus Plan, the HBOS plc Sharesave Plan 2001, the HBOS plc International Sharesave Plan 2001, the HBOS plc Inland Revenue Approved Employee Share Option Plan 2002, the HBOS plc (Unapproved) Employee Share Option Plan 2002, the HBOS plc Annual Bonus Plan and the HBOS plc Share Incentive Plan and the HBOS plc Irish Approved Profit Sharing Scheme
"in certificated form"	a share or other security which is not in uncertificated form
"Issue Date"	12 May 2005
"Lead Managers"	Barclays Bank PLC and UBS Limited
"LIBOR"	in relation to a dividend period commencing on or after 12 May 2015, the offered rate for three month deposits in Sterling as at 11.00 a.m. London time on the Business Day prior to the relevant Dividend Payment Date appearing on the display designated as page 3750 on the Telerate (or such other page or service as may replace it for the purpose of displaying such information) as determined by the Company
"Listing Rules"	the rules and regulations made by the UKLA under Part VI of FSMA
"London Stock Exchange"	London Stock Exchange plc
"Managers"	the Lead Managers and the Co-Managers
"Memorandum of Association"	the memorandum of association of the Company

"Merger"	the merger of the Bank of Scotland and Halifax Group which became effective on 10 September 2001
"Moody's"	Moody's Investors Services, Inc.
"Offer"	the offer of Preference Shares described in this document
"Offer Price"	the price of £1,000 per Preference Share at which Preference Shares are to be issued or sold under the Offer
"Official List"	the Official List of the UKLA
"Other HBOS Preference Shares"	the HBOS 9¼ per cent. Preference Shares and the HBOS 9¾ per cent. Preference Shares of the Company
"Other Instruments"	has the meaning given under "***Risk Factors***" above, namely, as at the date of this Offering Circular, the following: the £150,000,000 7.286 per cent. Series A Perpetual Regulatory tier One securities and the £150,000,000 7.281 per cent. Series B Perpetual Regulatory tier One securities issued by Bank of Scotland and the Parity Securities
"Parity Securities"	has the meaning given under "***Risk Factors***" above, namely, as at the date of this Offering Circular, the following: the U.S.$1 billion 6.85 per cent. Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities issued by HBOS Capital Funding No. 1 L.P., the £600,000,000 6.461 per cent. Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities issued by HBOS Capital Funding L.P., the £245,000,000 7.881 per cent. Guaranteed Non-voting Non-cumulative Preferred Securities issued by HBOS Sterling Finance (Jersey) L.P., the €415,000,000 Fixed to Floating Guaranteed Non-voting Non-cumulative Preferred Securities issued by HBOS Euro Finance (Jersey) L.P. and the U.S.$750,000,000 6.071 per cent. Non-voting Non-cumulative Perpetual Preferred Securities issued by HBOS Capital Funding No. 2 L.P. each issue guaranteed on a subordinated basis by the Company
"Preference Shares"	750,000 preference shares of £1 each in the capital of the Company to be issued under the Offer
"Priority Preference Shares"	the Other HBOS Preference Shares and any other preference shares of HBOS ranking equally with the Other HBOS Preference Shares as regards participation in profits and assets which have been issued in accordance with the Articles. The Preference Shares will constitute Priority Preference Shares
"Registrar"	Computershare Investor Services PLC
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"Regulation S"	Regulation S under the Securities Act
"Scheme"	the scheme of arrangement between Halifax and the Halifax Preference Shareholders, to be made under section 425 of the Companies Act whereby the non-cumulative, non-voting 6⅛ per cent. preference shares of £1 each in the capital of Halifax will be cancelled and, in return, new preference shares in the capital of the Company will be issued to the Halifax Preference Shareholders
"SDRT"	stamp duty reserve tax
"Securities Act"	the United States Securities Act of 1933 (as amended)
"Shareholder" or **"Company's Shareholder"**	a holder of the Company's shares

"**Sponsors**"	Barclays Bank PLC and UBS Limited
"**Standard & Poor's**"	Standard & Poor's Rating Services, a division of The McGraw Hill Companies, Inc.
"**Standards**"	the "Admission and Disclosure Standards" of the London Stock Exchange
"**UK or United Kingdom**"	the United Kingdom of Great Britain and Northern Ireland
"**UK Listing Authority**" and "**UKLA**"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA
"**uncertificated form**" or "**in uncertificated form**"	when used in relation to shares, means shares recorded on the relevant register as being held in uncertificated form in CREST and title to which by virtue of the Regulations, may be transferred by means of CREST
"**Underwriting Agreement**"	the underwriting agreement described in the section "***Underwriting Arrangements***"

In this document, words denoting any gender include all genders (unless the context otherwise requires).